6/21

02060762

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Rexam plc

*CURRENT ADDRESS 4 Millbank
London SW1P 3XR
United Kingdom

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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DEF 14A	(PROXY)	☐			

OICF/BY:

DATE: 12/17/02

REXAM

FIGURES IN FOCUS

ANNUAL ACCOUNTS 2001





CONTENTS

THE REXAM YEAR AT A GLANCE

	2001 £m	2000 £m	Increase %
Sales	**3,488**	2,784	25
Operating profit*	**333**	278	20
Profit before taxation*	**218**	202	8
Free cash flow	**200**	105	90
	pence	pence	%
Basic earnings per ordinary share*	**36.6**	33.9	8
Dividends per ordinary share	**15.9**	15.1	5

* Before goodwill amortisation and exceptional items

FINANCIAL CALENDAR 2002

March 7	Announcement of 2001 Final Results
May 8	Ex-dividend date for 2001 final dividend on Ordinary Shares
May 16	Annual General Meeting
June 5	Proposed payment date for 2001 final dividend on Ordinary Shares
August 29	Announcement of 2002 Interim Results
October 9	Ex-dividend date for 2002 interim dividend on Ordinary Shares
November 6	Proposed payment date for 2002 interim dividend on Ordinary Shares
December 31	Financial year end

The Annual Review 2001, incorporating the Summary Financial Statement, does not contain sufficient information to allow for a full understanding of the results of the Group or the state of the affairs of the Company and of the Group. The Annual Review 2001, together with this publication, comprise the full Annual Report.

Shareholders who have received the full Annual Report, but wish to receive only the Annual Review in future years should telephone or write to: Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. Telephone 0870 241 3931.

OUR VISION

Our vision is to become the leading consumer packaging group in each of our chosen market segments within beverages, beauty, healthcare and food. Leading doesn't necessarily refer to size, although we have to be large enough and global enough to meet our customers' requirements wherever they may be or want to be. We also have to be large enough to be an interesting customer to our suppliers so that we can derive maximum value from our position.

Leading also refers to our manufacturing capabilities, the quality of our products, the level of service we offer, our ability to innovate and the efficiency of how we manage the supply chain. We want to be No1 with our employees in terms of providing the kind of working environment in which people can grow and feel respected and fulfilled. We also want to be a leader in the eyes of society at large in terms of the way in which we act in the community and the responsibilities we assume as an employer and citizen.



	BEVERAGE	HEALTHCARE	BEAUTY	FOOD
BEVERAGE CAN AMERICAS				
BEVERAGE CAN EUROPE & ASIA				
GLASS				
BEAUTY & CLOSURES				
HEALTHCARE FLEXIBLES				
PLASTIC CONTAINERS				

Rexam provides consumer packaging solutions for global and regional customers primarily in the beverage, beauty, healthcare and food segments. We work through six manufacturing Sectors each based on a specialised technology. Each of the Rexam Sectors has its own Sector Director who, together with his management team, is responsible for the running of the Sector.

REXAM IS A GLOBAL COMPANY SERVING GLOBAL AND REGIONAL CUSTOMERS

Rexam's customers are invariably world class organisations. As their industries continue to consolidate and expand they are becoming more global. At the same time, they are consolidating their supplier base and looking to align themselves with global partners who understand the scale and nature of their business, and who can supply their needs on a local level.

We must be world class in the way we deal with them. Rexam has consciously sought to put in place an international management team with which to build a global company. We have to forge close links with our customers to facilitate an intimate and long-term capability to serve their packaging needs.

Rexam has more than 100 manufacturing operations in some 25 countries serving the major markets of the world.

TOP 20 CUSTOMERS ACCOUNT FOR 56% OF REXAM CONSUMER PACKAGING SALES


56%

The majority of Rexam's sales are made to large international consumer products companies who are growing their businesses on a global and regional basis.

Allegiance	Interbrew
Anheuser Busch	J & J
BACI	L'Oréal
Bryggerigruppen	LVMH
Cadbury-Schweppes	Pabst
Carlsberg	Pepsi-Cola
Coca-Cola	Philip Morris
Coors	Procter & Gamble
Heineken	Red Bull
Holsten	Unilever

TOP 10 GLOBAL CONSUMER PACKAGING SUPPLIERS

Ranked by sales (£bn)

Rexam estimates


£bn
5
4
3
2
1
0
CROWN CORK & SEAL
TETRA PAK
OWENS-ILLINOIS
REXAM
TOYO SEIKAN
ST GOBAIN
BALL/REYNOLDS
PACTIV
SCHMALBACH-LUBECA
ALCAN

SECTOR HEADQUARTERS AND MANUFACTURING LOCATIONS

SOUTH EAST ASIA

China
- Rexam Beverage Can, Zhaoqing, joint venture
- Rexam Der Kwei Shenzhen
- Rexam Der Kwei Shanghai
- Rexam Der Kwei Tianjin

Hong Kong
- Rexam Beauty & Closures Regional HQ

Indonesia
- Rexam Der Kwei Jakarta
- Rexam Der Kwei Surabaya

Korea
- Rexam Beverage Can, Taejun City, joint venture

Singapore
- Rexam Medical Packaging Singapore

Taiwan
- Rexam Der Kwei Hsin Chur

THE AMERICAS

Brazil
- Rexam Beverage Can Extrema
- Rexam Beauty Packaging Jundiai
- Rexam Medical Packaging Londrina

Mexico
- Rexam Beverage Can, Queretaro, joint venture
- Rexam Medical Packaging Guadalajara

Puerto Rico
- Rexam Medical Packaging Cidra

USA
- Rexam Beverage Can Americas HQ Chicago
- Rexam Beverage Can Birmingham
- Rexam Beverage Can Bishopville
- Rexam Beverage Can Chatsworth
- Rexam Beverage Can Chicago
- Rexam Beverage Can GAPP Elk Grove Village
- Rexam Beverage Can EMD Elk Grove Village
- Rexam Beverage Can BTEC Elk Grove Village
- Rexam Beverage Can Fairfield
- Rexam Beverage Can Forest Park
- Rexam Beverage Can Fremont
- Rexam Beverage Can Kent
- Rexam Beverage Can Longview
- Rexam Beverage Can Oklahoma City
- Rexam Beverage Can Olive Branch
- Rexam Beverage Can Phoenix
- Rexam Beverage Can San Leandro
- Rexam Beverage Can St Paul
- Rexam Beverage Can Valparaiso
- Rexam Beverage Can Whitehouse
- Rexam Beverage Can Winston-Salem
- Rexam Dispensing Systems Thomaston
- Rexam Cosmetic Packaging Torrington
- Rexam Sussex
- Rexam Closures & Containers Evansville
- Rexam Closures & Containers Princeton
- Rexam Closures & Containers Madisonville
- Rexam Healthcare Flexibles HQ Mundelein
- Rexam Medical Packaging Mundelein
- Rexam Medical Packaging Madison
- Rexam Medical Packaging Mount Holly
- Rexam Medical Packaging Ashland
- Rexam Thin Wall Plastics Union

EUROPE

Austria
- Rexam Beverage Can Enzesfeld

Belgium
- Rexam Thin Wall Plastics Antwerp

Czech Republic
- Rexam Beverage Can Ejpovice
- Rexam Thin Wall Plastics AS
- Rexam Petainer AS

Denmark
- Rexam Glass Holmegaard
- Rexam Closures & Containers Langeskov
- Rexam Holmia Kolding
- Rexam Thin Wall Plastics Stilling

France
- Rexam Beverage Can Dunkerque
- Rexam Beverage Can Mont
- Rexam Beauty & Closures HQ Suresnes
- Rexam Sofab Le Tréport
- Rexam Cosmetic Closures Simandre
- Rexam SMT Tournus
- Rexam Reboul Annecy
- Rexam Beauté Métallisation Simandre
- Rexam SPS Coulommiers
- Rexam Thin Wall Plastics Troyes

Germany
- Rexam Beverage Can Berlin
- Rexam Beverage Can Recklinghausen
- Rexam Glass Bad Münder

Ireland
- Rexam Beverage Can Waterford
- Rexam Medical Packaging Sligo

Italy
- Rexam Beverage Can Nogara
- Rexam Beverage Can San Martino

Netherlands
- Rexam Glass Dongen
- Rexam Thin Wall Plastics Beuningen

Poland
- Rexam Glass Gostyn

Russia
- Rexam Beverage Can Naro Fominsk

Spain
- Rexam Beverage Can La Selva
- Rexam Beverage Can Valdemorillo

Sweden
- Rexam Beverage Can Fosie
- Rexam Glass Limmared
- Rexam Thin Wall Plastics Lidköping
- Rexam Petainer Lidköping

Turkey
- Rexam Beverage Can Manisa

UK
- Rexam Beverage Can Europe & Asia HQ Luton
- Rexam Beverage Can Milton Keynes
- Rexam Beverage Can Wakefield
- Rexam Glass HQ Barnsley
- Rexam Glass Barnsley
- Rexam Medical Packaging Winterbourne
- Rexam Plastic Containers HQ Yate
- Rexam Thin Wall Plastics Yate
- Rexam Thin Wall Plastics Hereford
- Rexam Thin Wall Plastics Deeside



BEVERAGE PACKAGING
- REXAM BEVERAGE CAN (Americas and Europe & Asia)
- REXAM GLASS

PLASTIC PACKAGING
- REXAM BEAUTY & CLOSURES
- REXAM HEALTHCARE FLEXIBLES
- REXAM PLASTIC CONTAINERS

OPERATING AND FINANCIAL REVIEW

STRATEGY

Rexam's strategy is to continue its development as a focused consumer packaging company. The acquisition of American National Can (ANC) in 2000 following the purchase of PLM in 1999 resulted in Rexam becoming one of the top five consumer packaging companies in the world and the biggest global provider of beverage cans. As our customers and international markets grow, it becomes necessary for Rexam to play an active part in the consolidation process, thereby ensuring effective and efficient customer service.

Over the years as the Group has reshaped, most non core businesses have been sold to fund the acquisition programme. These disposals are substantially complete, allowing management time and resource to grow and improve the core beverage and plastic packaging businesses.

BUSINESS AND CHARACTERISTICS

Rexam's principal business is Consumer Packaging, which has the following business and financial characteristics:

Sales

The long term growth rate of sales volume for the company and the consumer packaging industry is typically 3% to 5% per annum. Most of Rexam's Consumer Packaging is sold into the beverage, beauty, healthcare and food markets, which are largely non-cyclical. Substitution of packaging products tends to occur slowly and is not perceived to be a significant business risk in the short term.

Customers and competitors

The majority of Rexam's sales are made to large international consumer products companies who are growing their businesses on a global basis. They are demanding customers who typically need packaging partners to support their geographic and product expansion programmes. Rexam and its competitors have responded by consolidating and offering a broader product range to those customers. Further consolidation of the industry can be anticipated.

Financial

Typical operating margins for the consumer packaging industry are in the range 8% to 11% with a high degree of sustainability. There is no indication that margins will change significantly in the future. Rexam is essentially a converter of raw materials. In most years it has been possible, where necessary, to pass raw material cost increases and decreases to the customer by adjusting selling prices. There is no expectation that this pattern of trading is likely to change, although the rapid rise in raw material and energy costs in 2000 did cause some short term changes to profits.

Rexam has had a strong and consistent cash flow as discussed in "Historic performance" below, and this is expected to continue. The strong cash flow has enabled the Board to pursue a policy of paying around 50% of attributable profit as dividends.

HISTORIC PERFORMANCE

The following table, starting in 1996 when a change of top management took place, shows the Group's historic performance before goodwill amortisation and exceptional items.

	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m	1996 £m
Sales	**3,488**	2,784	2,389	1,923	2,045	2,379
Operating profit*	**333**	278	236	195	198	188
Profit before tax*	**218**	202	196	186	190	170
Basic earnings per share* (pence)	**36.6**	33.9	32.2	25.1	24.6	22.4

* Before goodwill amortisation and exceptional items

Much of the increased profitability has resulted from acquisitions, principally Der Kwei, PLM and, most recently, ANC. In addition, aggressive efficiency programmes have been implemented throughout the Sectors. Over the past six years the Group has achieved strong cash flows and has returned substantial funds to shareholders by way of dividends and, in 1998, by a £255m return of capital.

	Free cash flow* £m	Ordinary dividends £m	Business cash flow* £m	Dividends per share pence
1996	137	(71)	66	14.1
1997**	80	(71)	9	14.1
1998**	92	(64)	28	14.1
1999**	110	(56)	54	14.8
2000	105	(59)	46	15.1
2001	**200**	**(60)**	**140**	**15.9**
	724	(381)	343	

* Before acquisitions and disposals
** Adjusted for delayed dividend payments

Free cash flow was exceptionally buoyant during 2001 with working capital improving by £80m, as discussed in "Cash flow" below.

2001 PERFORMANCE

2001 was a strong trading year for the Group with good growth in sales, profits and earnings.

	2001 £m	2000 £m	Increase %
Sales	**3,488**	2,784	25
Operating profit*	**333**	278	20
Interest*	**(115)**	(76)	51
Profit before tax*	**218**	202	8
Basic earnings per share (pence)*	**36.6**	33.9	8
Dividends per share (pence)	**15.9**	15.1	5

* Before goodwill amortisation and exceptional items

Profit before tax of £218m from normal activities has to be adjusted by deducting £67m for goodwill amortisation and adding a gain of £78m for exceptional items to give a Group profit before tax of £229m (2000: £60m). For further information see "Goodwill" and "Exceptional items" below.

There have been significant changes to the Group's portfolio of businesses during the past two years. ANC was purchased in July 2000 for £1.5 billion and a number of disposals have been made to finance this major acquisition. This Review includes tables of sales, operating profit and a segment analysis showing the core Consumer Packaging businesses on a pro forma basis, with the objective of giving shareholders a fuller explanation of the Group's activities. For this purpose, acquisitions have been adjusted to a comparable base, while disposals have been classified to either "Disposals and businesses for sale" or "Discontinued operations".

The underlying performance of the core Consumer Packaging businesses has been very encouraging during the year, as follows:

Sales growth	+8%
Operating profit growth	+16%

Both Beverage Packaging and Plastic Packaging showed a strong performance, with Beverage Packaging being enhanced by synergies from the successful integration of ANC.

The major disappointment in the year has been Image Products, which recorded a loss in the year as discussed in "Disposals and businesses for sale and discontinued operations" below.

EXCHANGE RATES

Movements of foreign exchange rates can have a significant impact upon the translation of Rexam's results into sterling as about 85% of the Group's business is conducted overseas. Sterling weakened slightly on average against the US dollar and the euro in 2001, which resulted in an overall improvement in Group sales of £68m and operating profit of £6m. The principal exchange rates used in preparation of the Accounts are set out on page 68 to the Accounts.

Changes in exchange rates on business transactions during the year had no significant impact upon Group profits.

SALES

Sales from the core Consumer Packaging business rose 8% (5% adjusted for currency fluctuations) and were somewhat above internal expectations. The beverage can business, in particular, was robust in both North America and Europe. Most of the gain came from improved volumes rather than pricing.

		£m	Increase %
Sales reported 2000		2,784	
Disposals and planned disposals		(878)	
Ongoing operations 2000 reported in 2001		1,906	
Impact of acquisitions		898	
Ongoing operations 2000 pro forma basis		2,804	
Currency fluctuations	78		
Improved sales	149		
		227	8
Ongoing operations reported 2001		**3,031**	

OPERATING PROFIT

Profit performance from the core businesses was excellent in 2001, with an improvement of 16% (14% adjusted for currency fluctuations). Profit improvement was principally due to increased volume, efficiencies and synergies from the ANC integration programme. The tables and discussion of operating profit that follow are based upon operating profit before goodwill amortisation and exceptional items.

		£m	Increase %
Operating profit reported 2000		278	
Disposals and planned disposals		(98)	
Ongoing operations 2000 reported in 2001		180	
Impact of acquisitions		76	
Ongoing operations 2000 pro forma basis		256	
Currency fluctuations	5		
Improved operating profit (see below)	36		
		41	16
Ongoing operations reported 2001		**297**	

Analysis of improved operating profit:	
Prices and costs	(32)
Volume increases	38
Efficiency savings	28
Retirement benefits change	2
	36

Unfortunately, it was not possible to increase prices sufficiently to cover all inflationary cost increases.

SECTOR PERFORMANCE

Segment analysis

	2001 Sales £m	2001 Profit £m	2001 ROS %	2000 Sales £m	2000 Profit £m	2000 ROS %
Beverage Packaging	**2,306**	**214**	**9.3**	2,120	186	8.8
Plastic Packaging	**725**	**50**	**6.9**	684	39	5.7
Consumer Packaging	**3,031**	**264**	**8.7**	2,804	225	8.0
Retirement benefits	**–**	**33**	**–**	–	31	–
Ongoing operations*	**3,031**	**297**	**9.8**	2,804	256	9.1
Impact of acquisitions	**–**	**–**	**–**	(898)	(76)	–
Discontinued and disposals	**457**	**36**	**7.9**	878	98	11.2
	3,488	**333**	**9.5**	2,784	278	10.0

* Ongoing operations 2000 on a pro forma basis

Beverage Packaging

	2001	2000	Pro forma 2000	Pro forma increase
Sales	**£2,306m**	£1,229m	£2,120m	9%
Operating profit	**£214m**	£107m	£186m	15%
Return on sales	**9.3%**	8.7%	8.8%	

The beverage can business was strong during the year, with increased volumes in both Europe and North America. In addition to a good summer in Europe, demand was robust during the final quarter of the year which enabled plants to work at close to full capacity in what is normally the seasonal downturn.

	Sales £m	Operating profit £m	Return on sales %
6 months to 30 June 2000*	1,037	94	9.1
6 months to 31 December 2000*	1,083	92	8.5
6 months to 30 June 2001*	1,136	101	8.9
6 months to 31 December 2001	1,170	113	9.7

* On a pro forma basis

The integration of ANC continued successfully during the year and the process is now largely complete. The synergies realised to date from the integration are £29m, compared with the original target of £30m by the end of 2002. Of this total, £6m was realised in 2000 and £23m in 2001. Rexam expects that additional synergies of £6m will arise during the coming year.

Beverage can pricing in the United States declined in 2000, a process that continued until the second quarter of 2001. Although prices started to move ahead modestly from then, the overall impact of pricing was negative for the year. Capacity has now been removed (Rexam has closed two plants during the year) resulting in a better balance between supply and demand. This has enabled Rexam to negotiate some price increases, which will become effective in 2002, thereby reversing the downward pricing spiral experienced by the industry for a number of years. Pricing in Europe was generally flat, with improved profits coming from better volumes.

Sales and operating profit from the Glass Sector were little changed from the previous year. The industry continues to suffer from excess capacity, which tends to weaken pricing. Accordingly, Rexam has begun to take out capacity from two of its plants, for which an exceptional restructuring charge has been made in 2001.

Plastic Packaging

	2001	2000	Pro forma 2000	Pro forma increase
Sales	**£725m**	£677m	£684m	6%
Operating profit	**£50m**	£38m	£39m	28%
Return on sales	**6.9%**	5.6%	5.7%	

2001 saw a good recovery in Plastic Packaging, which in the previous year had experienced sharp price increases in raw materials, particularly in the second half.

	Sales £m	Operating profit £m	Return on sales %
6 months to 30 June 2000*	338	23	6.8
6 months to 31 December 2000*	346	16	4.6
6 months to 30 June 2001*	369	23	6.2
6 months to 31 December 2001	356	27	7.6

* On a pro forma basis

During the year prices declined and management have been able to pass on earlier raw material cost increases to customers thereby restoring margins to more normal levels. Volume growth in the Beauty Sector was only 3%, well below the 7% to 9% seen in previous years. The airport lounge sales in the final quarter saw a marked downturn following the events of September 11. In addition, customers destocked a number of product lines. Elsewhere volume growth was satisfactory, although there was some loss of business when our plant producing hospital pouches in the United Kingdom closed and production was transferred to France. As the industry continues to experience excess capacity Rexam has instituted a rationalisation programme and is closing plants as necessary. This matter is further discussed in "Exceptional items" below. Overall, a satisfactory year with a good recovery in margins to 6.9%.

Disposals and businesses for sale and discontinued operations

	2001	2000
Sales	**£457m**	£878m
Operating profit	**£36m**	£98m
Return on sales	**7.9%**	11.2%

During the past two years Rexam has undertaken an extensive programme of disposals to finance the acquisition of ANC. Most businesses within the Coated Films and Papers, the Building and Engineering and the Printing Sectors and some peripheral packaging businesses have now been sold. It is therefore not practical to make a comparison between the performance of the last two years. MiTek, DSI and Release were all sold during 2001. They performed satisfactorily during their ownership by Rexam. The sale of these and other businesses resulted in an exceptional profit of £180m.

Two businesses remain unsold. TBS Engineering, which makes machinery for assembling batteries, had a very strong performance in 2001 as both the automotive and telecom markets, its primary source of customers, were buoyant. However, order intake has now weakened significantly and Rexam expects lower profits in the coming year, which makes disposal of the company rather more challenging. Rexam remains confident about the long term performance of the business which is well managed and has a strong market position.

Image Products is more problematic. After a good performance in 2000, order intake weakened significantly during the year and demand remains depressed. The business fell into loss and there was an exceptional charge for redundancies and restructuring. Rexam has reviewed the value of the fixed assets and an impairment charge of £63m has been made to reflect better the loss of value of the business. In spite of difficult trading conditions, management have remained loyal and supportive and are working to improve the fortunes of the business. Rexam remains committed to selling the business as soon as practicable.

INTEREST AND INTEREST COVER

Interest for the year increased significantly to £115m (2000: £76m, before exceptional interest) as a result of the acquisition of ANC in July 2000. Interest in the first half of the year was £62m but reduced in the second half to £53m; the decline was due to the receipt of the proceeds from the disposal programme and lower interest rates. Rexam expects a further decline in interest during the coming year as additional businesses have now been sold.

Interest cover (operating profit before goodwill amortisation and exceptional items divided by interest) for the year was 2.9 (2000: 3.7) but in the second half of the year it improved to 3.2.

Interest cover remains Rexam's principal financial measure with regard to borrowing levels. The target is to return to above 4.0 and the expectation is to be in the 3.5 to 4.0 range during 2002 following the reduction in borrowings.

TAXATION

The charge for taxation during the year was £66m or 30% of profit before taxation, goodwill amortisation and exceptional items. This is in line with recent years and a similar rate is expected in 2002. Due to taxation losses available and timing differences following the acquisition of ANC, the taxation paid was £38m or 17% of profit before taxation, goodwill amortisation and exceptional items.

Looking to the future, Rexam anticipates that taxation payments for the next two years will be in the region of 23% to 26% of profit before taxation, goodwill amortisation and exceptional items, although taxation projections are inherently difficult to make.

The Group will in 2002 adopt the new financial reporting standard, FRS19 "Deferred taxation". This standard requires companies to account for deferred taxation on a full deferral basis for the first time in many years. Rexam does not anticipate that the new standard will make a material difference to the taxation charge in 2002.

RETIREMENT BENEFITS

Funded defined benefit pension schemes

While Rexam operates a number of funded defined benefit pension schemes throughout the world, there are two schemes of dominant importance. The pension scheme based in the United Kingdom has been operated by the Group for many years. It is valued on a triennial basis, with the last valuation undertaken in April 2000 when a surplus of £313m was reported by the actuaries. The other major scheme has been operated by ANC in the United States. When Rexam acquired ANC in 2000, the scheme was valued and showed a surplus of £171m.

Both valuations were on the basis of market values. A summary of all funded defined benefit pension schemes in Rexam is set out below.

	£m
2000 actuarial valuations used in preparation of the 2001 accounts:	
Assets	2,759
Liabilities	(2,243)
Actuarial surplus	516
Recognised on the balance sheet:	
At 31 December 2001	**353**
At 31 December 2000	312

The regular cost of providing funded defined benefit pensions for current employees was £24m, which has been charged in the profit and loss account as an operating expense. Due to the substantial surpluses that exist within the schemes, the Group is enjoying a pension holiday of £19m, as contributions paid during the year were only £5m.

	2001 £m	2000 £m
Regular cost of current employees charged in the businesses	**24**	24
Cash contributions	**(5)**	(6)
Pension holiday	**19**	18

The funds will be formally valued again in 2003 in accordance with Rexam's normal practice. However, as required by the new financial reporting standard, FRS17 "Retirement benefits", which will be fully adopted by Rexam in 2003, all the funds have been estimated as at December 2001. At that date the surplus on funded defined benefit pension schemes had declined to £139m, as shown in Note 4d(i) to the Accounts.

Other pension schemes

In addition to the funded defined benefit pension schemes discussed above, the Group operates various other unfunded defined benefit and defined contribution pension schemes. Cash contributions made during the year were £9m (2000: £8m).

Retirement medical schemes

Rexam operates retirement medical schemes in the United States. The principal scheme was inherited by the Group on the acquisition of ANC in 2000. A summary of all retirement medical schemes in Rexam is set out below.

	2001 £m	2000 £m
Present value of liabilities	**253***	270
Recognised on the balance sheet	**272**	269
Payments of medical benefits	**23**	10

* Following Rexam's acquisition of ANC, a number of the benefits have been reappraised and members' contributions increased. This resulted in a reduction of the liability during 2001.

Profit and loss account

Accounting standard SSAP24, "Accounting for pension costs" used by British companies for many years, allows interest on pension fund surpluses and retirement medical liabilities to be credited or charged to the profit and loss account together with the amortisation of the surpluses and liabilities over the service lives of current employees. Consequently, during the year the profit and loss account received a net credit of £33m which, to improve clarity for the reader, is shown separately in the segment analysis in Note 1 to the Accounts.

	2001 £m	2000 £m
Interest and amortisation of variations:		
Pension schemes	**52**	45
Retirement medical schemes	**(19)**	(10)
	33	35

In 2002, Rexam will continue to use SSAP24 and the triennial valuations prepared in 2000. The profit benefit in 2002, subject to minor variations, should again be about £33m.

New financial reporting standard - FRS17

Rexam will fully adopt FRS17 in 2003. In common with many other companies, Rexam's Accounts will significantly change as a result of adopting FRS17. The credit to operating profit of £33m in 2001 will be replaced by a credit or charge within the interest account. The interest calculation will be based upon the market value of the assets and liabilities of the various schemes at the beginning of each year. As most commentators have pointed out, it is possible that the interest account will show greater volatility from year to year as market values change.

Based upon the 2000 triennial valuations, Rexam's profit and loss account in 2003 would show a credit of about £10m to £13m. It is possible that this credit may become a charge if market values change.

Obviously, these accounting changes will not alter the fundamental economic issues within the pension schemes themselves. On the advice of Rexam's actuaries, the schemes are expected to remain in surplus such that Rexam expects to benefit from a substantial cash pension holiday, subject to the outcome of the next actuarial valuations in 2003. Full contributions will recommence at some point, although the exact timing depends upon market movements in the years ahead.

GOODWILL

Since 1998 goodwill arising on acquisitions has been capitalised on the balance sheet and amortised through the profit and loss account over its useful economic life, a period not exceeding twenty years. The principal acquisitions made in this period have been ANC, PLM and Der Kwei which, together with some smaller acquisitions, result in an amortisation charge to the profit and loss account of £67m in 2001 (2000: £33m). The goodwill capitalised on the balance sheet at December 2001 was £1,196m (2000: £1,269m) and is, in the opinion of the Board, supported by the projected cash flows from the related acquisitions.

Goodwill arising on acquisitions made before 1998 has been eliminated against reserves and therefore does not appear as an asset on the balance sheet. The amount in respect of businesses owned at December 2001 was £522m (2000: £631m) of which £166m relates to Image Products. In accordance with financial reporting standard FRS3 "Reporting financial performance" and Rexam's normal accounting procedures, goodwill will be recognised in the profit and loss account as and when any related businesses are sold. There will be no effect on either equity or borrowings.

EXCEPTIONAL ITEMS

During the year the integration of ANC was largely completed. This programme included plant and office closures and various redundancy programmes. These items, together with some reduction in capacity in the Glass business, totalled £18m. Plastic Containers, part of Plastic Packaging, encountered very difficult trading conditions during 2000. The industry in which it operates experienced significant overcapacity and was also affected by large increases in resin prices. Also a large proportion of the business is based in the United Kingdom and is now rather uncompetitive due to the strength of sterling. A rationalisation programme was instituted during the second half of 2001 and will be completed in the next few months. The total cost of this programme is £17m, of which £8m will be cash.

A number of sizeable businesses were sold during the year, resulting in an exceptional profit of £180m.

	£m	£m
Restructuring costs		
Ongoing operations		
Beverage Packaging:		
ANC integration, capacity reduction and cost reduction initiatives, also Glass capacity reduction	(18)	
Plastic Packaging:		
Capacity reduction within Plastic Containers, principally in the UK, to improve competitiveness	(17)	
		(35)
Businesses for sale		
Image Products:		
Redundancy and other costs	(4)	
Fixed asset impairment	(63)	
		(67)
Sale of businesses		
Profit on businesses sold	330	
Capitalised goodwill	(32)	
	298	
Goodwill previously eliminated which is reinstated for accounting purposes; it has no impact on shareholders' equity or borrowings	(118)	
		180
Exceptional profit before taxation		78

ACQUISITIONS

Acquisition activity in the year was comparatively modest, after the significant purchase of ANC in the previous year. Beverage can and plastics plants were purchased to strengthen Rexam's position in its core markets.

	£m
Beverage can plant in the Czech Republic	16
Plastic containers plant in Denmark	16
ANC acquisition costs	12
Other acquisitions and costs	11
Total cash cost of acquisitions	55

In December, Rexam announced that it had reached agreement to acquire a US fragrance pumps business for £75m. This transaction, which was completed in January 2002, provides an excellent product, customer and geographic fit for the Rexam pumps business based in France.

EQUITY ISSUES

In December 2001, the Group issued 31m new ordinary shares at a price of 350p per share and raised £107m of equity, after expenses, to fund the acquisitions discussed above. The exercise of share options generated a further £8m of equity in the year.

DISPOSALS

In 2000, Rexam announced it would sell its Coated Films and Paper, Building and Engineering and Printing Sectors to partially finance the acquisition of ANC, at a cost of £1.5 billion, which was purchased entirely with borrowings. A target of £800m was set for disposals. The following table shows that progress towards this goal has largely been completed.

	£m	£m
2000		163
2001		
MiTek	256	
Coated Films and Papers	181	
Can and plastics businesses	86	
Costs	(6)	
		517
		680
2002 and future periods (transactions already announced)		
Gelsenkirchen (deferred element £37m)	40	
Combibloc	15	
MiTek (deferred element)	3	
		58
		738

As discussed above, Rexam hopes to complete the disposal process during 2002 and continues to target total proceeds of £800m.

CASH FLOW

Rexam achieved a record cash flow during the year with free cash flow increasing to £200m. The principal contributor to the improvement was a reduction in working capital at the year end of £80m, which is likely to be a one time benefit. Stocks were lower than usual due to strong sales and there were improvements in trade debtors and creditors. The Board expects free cash flow in 2002 to be at more normal levels. Tax payments were unusually low, as discussed in "Taxation" above.

	2001 £m	2000 £m
Cash flow from operations after taxation, interest and non equity dividends	**265**	245
Change in working capital	**80**	12
Capital expenditure (net)	**(166)**	(152)
	179	105
Proceeds from securitisation of debtors	**21**	–
Free cash flow	**200**	105
Equity dividends	**(60)**	(59)
Business cash flow	**140**	46
Acquisitions	**(55)**	(1,571)
Disposals	**517**	163
Cash flow	**602**	(1,362)
Currency fluctuations	**(19)**	(91)
Share capital changes	**116**	(1)
Net borrowings at the beginning of the year	**(2,060)**	(606)
Net borrowings at the end of the year	**(1,361)**	(2,060)

During 2001 Rexam instituted a programme to enable the trade debtors of some of its USA businesses to be securitised. This programme allows Rexam to benefit from attractive interest rates available from the US commercial paper markets. At the end of 2001 the programme only included the North American beverage can operations. For more information on the securitisation of debtors see Note 14 to the Accounts.

CAPITAL EXPENDITURE

Gross capital expenditure for the year was in line with expectations at £180m or 110% of depreciation. Rexam continues to plan on similar rates of investment for the foreseeable future. Disposals of assets and property during the year was £14m, bringing net capital expenditure to £166m.

Capital expenditure/depreciation (£m)


Ratio
2001
180
164
1.10
2000
161
145
1.11
1999
155
145
1.07
Capital expenditure (gross)
Depreciation

BALANCE SHEET AND BORROWINGS

	2001 £m	2000 £m
Intangible fixed assets	1,196	1,269
Other net assets	1,151	1,474
	2,347	2,743
Equity including minority interests	986	683
Net borrowings	1,361	2,060
	2,347	2,743
Gearing	138%	302%

At the end of 2000, following the acquisition of ANC for cash, the Group's gearing increased to 302%. As a result of the disposal programme, equity issuance and excellent cash flow during the year, net borrowings have reduced to £1,361m and gearing has dropped to 138%.

Debt increased in January 2002 by £75m for the acquisition of the US fragrance pumps business. While borrowings remain relatively high, there should be opportunities to reduce debt in the coming year from further disposals and cash generated from the business.

Currently, Rexam primarily finances its debt with two syndicated bank facilities. The first facility is for euro 2 billion which matures in 2005. The other facility, set up at the time of the ANC acquisition to finance the Group during the disposal programme, was initially for US$1.6 billion, expiring in October 2002. Borrowings under the latter facility are shown within "Borrowings: amounts falling due within one year" on the balance sheet.

During the final quarter of 2001, Rexam signed a Medium Term Note agreement to issue public debt to refinance its short term borrowings. It is the intention of the Board to issue notes under this programme which, together with the excess capacity on the longer term facility, will enable the short term US dollar facility to be fully repaid in advance of its expiry date.

FINANCIAL RISK MANAGEMENT

Derivative financial instruments are used to manage trading exposures, liabilities and assets under parameters laid down by the Board. They are used to manage interest rate, foreign exchange and commodity risks.

Derivatives are used for hedging financial risks. Any use of derivatives for speculative purposes is done in a strictly controlled manner. In 2000 and 2001 such use was immaterial and did not require disclosure.

With about 80% of Rexam's net assets outside the UK, and therefore denominated in foreign currencies, hedging the balance sheet position is very important. The chart below shows the extent to which borrowings and derivatives have been used to hedge those net assets.

Net assets/net borrowings (£m)


Total
2,869
1,361
US$
1,172
533
Euro/
Scand
943
698
Sterling
561
89
Other
193
41
Net assets
Net borrowings

The net assets shown above include goodwill previously written off to reserves as shown in Note 18a to the Accounts.

Interest rate risk

The objective of interest rate risk management is to reduce the exposure of the Group to the effects of rising short term interest rates on its borrowings. This is achieved by varying the proportion of fixed rate debt/investment relative to floating rate over the forward time horizon, mainly by using interest rate swaps. The interest rate risk profile of the Group is set out in Note 18d to the Accounts, and the fair value position of its fixed rate borrowings and derivatives is shown in Note 18g to the Accounts.

Rexam had raised its interest rate hedge levels to give a greater degree of certainty to interest costs after borrowing rose appreciably to fund the ANC acquisition in 2000. Interest rates have generally fallen since then, particularly US$. This means that Rexam is borrowing more cheaply on the floating rate part of its borrowings, but paying the higher fixed rates on the remainder.

Most of the euro swaps were put in place in 2000 to hedge increased euro borrowings financing the investment in ANC's European businesses. No significant changes have been made to US$ long term hedges although borrowings do now also include finance leases acquired with ANC, which are at fixed rates.

The 60% overall ratio of fixed to floating rates is at the high end of normal ranges, reflecting the historically higher borrowing levels. As swaps mature this ratio will drop, but new swaps will be needed to extend the average duration, presently 2.6 years, of the current swaps.

Foreign exchange risk

Many of Rexam's businesses are involved in cross border trade transactions which inevitably introduce currency risks related to foreign exchange movements. Hedging strategies, using forward currency contracts and other derivatives, are put in place for managing these exposures, where appropriate. The Group usually hedges a higher proportion of the nearer term currency exposures than the expected (but not contractually committed) sales or purchases to be made further into the future. This active management of risk means that more cover is taken out when rates are judged to be favourable or to protect against increased risk.
Longer term foreign exchange contracts have been entered into to hedge the European beverage can business' longer term sales and purchasing contracts. As a result, some foreign exchange (FX) hedges extend beyond the end of 2002.

The fair value of FX hedge transactions is shown in Note 18g to the Accounts. No open FX positions at 31 December 2001 related to FX derivative trading activity. FX derivative contracts are used for hedging general business exposures in foreign currencies such as purchase and sale of goods and services, capital expenditures, and dividend flows. These are treated as hedge accounting and they are only recognised when the related purchase or sale transaction occurs.

Cross currency swaps and forward FX contracts are the main derivatives used, together with net currency borrowings, to manage currency balance sheet exposures. These are all hedge accounted, off-setting movements in assets. All gains and losses arising therefrom are taken to reserves. The recognition of gains or losses on all such financial instruments for which such hedge accounting treatment is applied is disclosed in Note 18h to the Accounts.

Commodity risk

The objective of commodity risk management is to identify those businesses which have exposures to commodities that are traded on commodity markets and to then determine which, if any, commodity market instruments are appropriate for hedging those exposures. The commodity markets which the Group currently uses for management of such exposures is the London Metals Exchange for aluminium used by the European Beverage Can operation, and the New York Mercantile Exchange for hedging certain energy exposures.

Rexam manages the purchase of certain raw materials, including aluminium, and other costs, including energy, through physical supply contracts which, in the main, relate directly to commodity price indices. The contracts can be hedged with appropriate derivative contracts to fix and manage the costs. The derivative hedge contracts may extend over several years. Usually a higher proportion of short term exposures are hedged than those further forward. The extent of the forward cover taken is judged according to market conditions and prices of futures prevailing at the time.

The fair value of commodity hedge transactions is shown in Note 18g to the Accounts. No commodity positions related to commodity trading or speculative activity at 31 December 2001. The commodity hedges relate to contracted and expected future purchases of aluminium sheet and energy. They will be recognised through accounting for the inventory and subsequent manufacturing/sale process. The commodity contracts themselves are accounted as hedges and are not recognised in the balance sheet.

SUMMARY

2001 was a very satisfactory year for the Group, with good growth in sales and profits. The integration of ANC has been successfully managed and the beverage can operation, in particular, can look forward to 2002 with optimism. The success of the disposal programme and strong cash flow has substantially improved the Group's balance sheet. Management can now concentrate on improving profits and cash flow from the core Consumer Packaging business, while searching for attractive bolt-on acquisitions.

Rolf Börjesson
Chief Executive

Michael Hartnall
Finance Director

7 March 2002

REPORT OF THE DIRECTORS

The directors present their Report and the Group Accounts for the year ended 31 December 2001.

PRINCIPAL ACTIVITIES, BUSINESS REVIEW AND DEVELOPMENT

This information can be found in the separate Annual Review and in the Operating and Financial Review on pages 46 to 53.

2001 RESULTS

The consolidated profit before tax for the year ended 31 December 2001 was £229m. After charging tax and providing for minority interests and non equity dividends, the net profit attributable to ordinary shareholders was £155m. Equity dividends paid and proposed for the year amounted to £65m, leaving an amount of £90m which was added to reserves.

DIVIDENDS

The directors are proposing a final dividend of 9.2p per ordinary share which, subject to shareholder approval, will be paid on 5 June 2002 to shareholders on the register at 10 May 2002. When taken with the interim dividend of 6.7p per ordinary share paid to eligible shareholders on 5 November 2001, this makes a total dividend of 15.9p per ordinary share for the year ended 31 December 2001 (2000: 15.1p per share).

Dividends on the 7.75p convertible cumulative preference shares are payable on 31 March and 30 September each year.

PRINCIPAL ACQUISITIONS AND DISPOSALS

Details of the Group's acquisitions and disposals can be found in the Operating and Financial Review on page 51. The following is a summary of the significant transactions completed during the year.

Acquisitions

On 13 August 2001, the acquisition of the Danish plastic packaging operation and certain assets and the order book of Tölkki OY in Finland from Danapak A/S was announced for a cash consideration of £16m.

The acquisition of the Schmalbach-Lubeca beverage can making plant in Ejpovice, Czech Republic, was completed on 1 October 2001 for a cash consideration of £16m.

Agreement to acquire the Risdon-AMS US based beauty pumps business in Thomaston, Connecticut, from Crown Cork & Seal was announced on 13 December 2001 and completed on 22 January 2002 for a cash consideration of £75m.

These acquisitions were financed through a placing of 31m Rexam PLC ordinary shares in December 2001 that raised £107m after expenses.

Disposals

As reported in the 2000 Report, the disposals of the Release and the Decorative Specialties International divisions of the Coated Films and Papers Sector were completed on 28 February 2001 and 18 April 2001 respectively.

The disposal of MiTek, the main business in the Group's Building and Engineering Sector, to Berkshire Hathaway Inc was announced on 12 June 2001 and completed on 31 July 2001 for a consideration of £256m.

Pursuant to the acquisition of American National Can Group, Inc, Rexam gave an undertaking to the European Commission to divest three European beverage can making plants. The sale of the Runcorn, UK, and La Ciotat, France, plants to Schmalbach-Lubeca was announced on 6 July 2001 and completed on 1 October 2001 for a cash consideration of £48m, subject to net asset and other adjustments. The sale of the Gelsenkirchen, Germany, plant to a private investor group for a consideration of £40m was announced on 14 December 2001 and completed on 18 January 2002.

Agreement to sell the Group's US flexible plastic packaging business in Lakeville, USA to Sunbelt Manufacturing, Inc was reached on 20 November 2001 for a cash consideration of £8m.

The Group's 24.5% shareholding in the Japanese beverage can making company, Nippon National Seikan Company Limited, was sold to the majority shareholder, Asahi Breweries, on 12 December 2001 for a cash consideration of £16m.

On 21 February 2002, the Group announced that agreement had been reached to sell its 70% shareholding in Rexam Combibloc Limited, valuing it at £15m, to the SIG Group of Switzerland.

DIRECTORS

Details of the Board of directors at the date of this Report are set out on page 31 of the Annual Review.

The directors who, under the Articles of Association, are to retire at the Annual General Meeting 2002 and who offer themselves for re-election are Mr Jeremy Lancaster, non executive Chairman, and Mr Rolf Börjesson, executive managing director. The service contracts of all executive directors are available for inspection at the registered office of the Company and will be available at the Annual General Meeting.

DISCLOSABLE INTERESTS

No director was interested during or at the end of the year in any contract of significance in relation to the business of the Company or its subsidiary undertakings. The executive directors are deemed, however, to have an interest in the Rexam PLC ordinary shares held by the Rexam

Employee Share Trust as detailed in Note 12 to the Accounts on page 85.

Full details of the share interests of those directors who held office on 31 December 2001, and their families, are set out in the Remuneration Report on pages 60 to 66.

SHARE CAPITAL

Details of the Company's ordinary and preference share capital as at 1 January 2001 and 31 December 2001 can be found in Note 21 to the Accounts on page 93.

In December 2001, 31m ordinary shares were placed in the market at a price of £3.50 per share raising £107m after expenses. The proceeds were used to finance acquisitions as already disclosed, and to reduce debt.

EMPLOYEE SHARE SCHEMES

Long Term Incentive Scheme

Details of the Long Term Incentive Scheme are contained in the Remuneration Report on page 61.

Awards of options over 4,568,600 ordinary shares were made on 7 September 2001 to certain senior executives.

The total number of ordinary shares under option in respect of the 1999, 2000 and 2001 plans at 31 December 2001 and 7 March 2002 is 6,866,700 and 6,627,700 respectively.

Executive Share Option Schemes 1984 and 1997

The 1984 Scheme expired in 1994 and a number of outstanding options remain capable of being exercised until expiry of the exercise period for the relevant grant. Options are generally exercisable between three and ten years from the date of grant.

Under the 1997 Scheme 2,725,921 and 1,097,306 ordinary shares were granted under option on 19 April 2001 and 5 September 2001 at an acquisition price of £2.5583 and £3.66 per share respectively. The performance criterion for the 2001 grants is based on economic profit growth which is explained in the Remuneration Report on page 61.

Options over ordinary shares have been granted under the 1984 and 1997 Schemes at acquisition prices varying between £2.10 and £4.954 per share. The total number of ordinary shares under option at 31 December 2001 and 7 March 2002 is 15,034,306 and 14,307,938 respectively.

Savings Related Share Option Schemes 1988 and 1997

The 1988 Scheme expired in May 1998 and outstanding options are generally exercisable within six months of the fifth or seventh anniversary of the opening of the related sharesave contract.

Options over 567,802 ordinary shares were granted under the 1997 Scheme on 2 October 2001 at an acquisition price of £2.99 per share and are generally exercisable within six months of either the third, fifth or seventh anniversary of the opening of the related sharesave contract.

Options over ordinary shares have been granted under the 1988 and 1997 Schemes at acquisition prices varying between £1.61 and £4.02 per share. The total number of ordinary shares under option at 31 December 2001 and 7 March 2002 is 3,784,572 and 3,651,125 respectively.

RESEARCH AND DEVELOPMENT

Expenditure during the year amounted to £28m (2000: £25m).

ENVIRONMENT

Further details can be found in the People, safety and the environment section on pages 26 to 29 in the Annual Review and in Corporate Governance on pages 57 to 59 in the Annual Accounts.

SUBSTANTIAL SHAREHOLDINGS

As at the date of this Report, the Company had received notification from the following financial institutions of their own and their clients' interests of 3% or more in the issued ordinary share capital of the Company.

The number of shares and percentage interest stated are as disclosed at the date on which the holding was notified.

	Shares	%
The AEGON UK plc Group of Companies	15,979,739	4.03
Standard Life Investments	16,135,257	4.06

AUTHORITY FOR PURCHASE OF OWN SHARES

At the Annual General Meeting 2001, shareholders passed a special resolution authorising the Company, in accordance with the Articles of Association, to purchase up to 39.6m of its own ordinary shares in the market. At the date of this Report, no shares had been purchased under this authority. The directors are seeking to renew the authority at the Annual General Meeting 2002. Further details can be found in the AGM circular.

CREDITOR PAYMENT POLICY

The Group's operating businesses are responsible for the terms and conditions under which they conduct business transactions with their suppliers. It is Group policy to agree the terms of payment and make payments to suppliers in accordance with those terms, provided that suppliers have complied with all relevant terms and conditions.

The Company had 25 days' (2000: 29 days') purchases outstanding at 31 December 2001 based on the average daily amount invoiced by suppliers.

DONATIONS

Donations made by the Group for charitable purposes in the UK were £101,000 (2000: £29,000). The worldwide total amounted to £349,000 (2000: £283,000). No donations were made for political purposes.

EMPLOYMENT POLICIES

The Group has employment policies to meet the needs of its Sectors and the locations in which they operate around the world. The policies give all persons equal opportunities with other employees to apply, train and attain any position within the Group, having regard for an individual's aptitudes and abilities.

Disabled people are given full consideration for employment and subsequent training, career development and promotion on the basis of their aptitudes and abilities. An employee who becomes disabled whilst employed by the Group is given every opportunity to continue in their present role or, alternatively, to retrain for employment in a different one.

The Horizon Program is a management and career development programme that aims to achieve a unified approach to the career progression of talented people in Rexam through structured programmes run globally for varying management levels. The programme seeks to recruit, retain and develop the best people by providing constant challenge both in terms of career opportunities and development. To facilitate the further development and retention of the best qualified and highest performing employees through and across the Group, an internal recruitment information system has been set up on the Group intranet.

Every employee has access to the Annual Review and Annual Accounts which are also available on the Company's web site, www.rexam.com. A summary of the financial highlights is included in @Rexam, an employee magazine that is published twice a year in thirteen languages for worldwide distribution. The Rexam Online Directory provides swift online access to essential employee and organisation information Group wide.

We continue to develop our employee communication programme. Employees are encouraged to give their views on any aspect of the Group's business and, through local management, are informed and encouraged to contribute to decision making on matters affecting their jobs. The Rexam European Forum (REF) is now entering its fifth year of operation. The REF is a communication and consultation body which enables representatives from those European Union countries where Rexam has employees to sit down with group senior management to review past and current business performance and discuss strategy once a year. The REF also offers a framework for providing information and consultation should significant trans-national business change proposals arise. A special edition of the employee magazine, @Rexam, is produced each year after the annual REF meeting giving a report of the meeting and is circulated to European Union employees in their national language.

Share ownership is promoted through well established Savings Related Share Option Schemes in the UK. Employees in the Republic of Ireland will be able to participate in a similar Savings Related Share Option Scheme in 2002. The Executive Share Option Schemes and the Long Term Incentive Scheme promote share ownership for senior employees on a worldwide basis.

All permanent UK employees are invited to join the Rexam Pension Plan which offers a retirement pension based on a revalued career average salary structure along with life assurance, dependants and incapacity benefits. A stakeholder pension scheme has also been designated for Rexam employees. Rexam Pensions management meet regularly with employee representatives to explain changes to pension legislation. Further details of the Group's pension arrangements can be found in the Operating and Financial Review on pages 49 and 50.

Continuous Improvement, Teamwork, Trust and Recognition have been identified as the core values that distinguish Rexam as a market leader and employer of choice.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held at 11.00am on Thursday 16 May 2002 at Church House, Dean's Yard, London SW1, details of which can be found in the AGM circular.

AUDITORS

Ernst & Young, who became Ernst & Young LLP during 2001, have expressed their willingness to continue in office and a resolution to this effect will be proposed at the Annual General Meeting 2002.

On behalf of the Board
David Gibson
Company Secretary

7 March 2002

CORPORATE GOVERNANCE

COMPLIANCE

During 2001, Rexam complied with all the provisions set out in Section 1 of the Combined Code as published by the Financial Services Authority and which forms part of the Listing Rules of the UK Listing Authority, with the exception that notice of the Annual General Meeting 2001 was given to shareholders within the statutory time period but not within the Combined Code's recommended time period.

A summary of the Group's procedures for applying the principles of corporate governance is as follows:

The Board

Rexam's Board considers that its primary role is to provide leadership and to develop a coherent long term strategy for the Group. Its other roles are to supervise the management, to maintain control over the Group's assets and to establish high ethical standards of behaviour, together with developing robust corporate governance and risk management practices and procedures.

Newly appointed directors, who are holding a directorship in a listed company for the first time, are given appropriate external training. The Company Secretary is available to give advice to the directors on Board procedures and regulatory compliance and, should a director reasonably request independent professional advice to carry out his duties, such advice is available to him at the Company's expense.

The Board monitors the performance of the management and aims to ensure that the policies adopted are not only in the long term interest of shareholders but also meet the needs of Rexam's customers, employees, suppliers and local communities.

Chairman and Chief Executive

Rexam has a Chairman and a Deputy Chairman, both of whom are non executive, and a Chief Executive. There is a clear division of responsibility between the positions with the Chairman responsible for the running of the Board and the Chief Executive responsible for the running of the Group's business. John Warren is the Deputy Chairman and also the senior independent director on the Board.

Matters referred to the Board are considered by the Board as a whole and no one individual has unrestricted powers of decision.

Board balance

Directors of different nationalities with wide international experience have been appointed by the Board as a majority of Rexam's activities are overseas. The present nine member Board consists of five Britons and four Continental Europeans. Their biographies are shown on page 31 of the Annual Review.

The Board works as a team, but independence of thought and approach are encouraged. Influence is balanced within the Board by virtue of having a non executive Chairman, a non executive Deputy Chairman and two non executive directors, all of whom are independent, a Chief Executive and four executive directors.

Supply of information to the Board

The Board holds seven scheduled meetings a year, with others called as necessary. At each scheduled meeting members are provided with detailed financial and operating information, designed to ensure that the Board members are properly appraised of the Group's current performance and on any other matter which is referred to the Board for consideration. The Board maintains a schedule of matters that require its specific approval, including all acquisitions and disposals of businesses, and all capital expenditure projects over £10m. However, any capital expenditure project which does not meet the Group's primary financial criteria requires Board approval regardless of the amount. Further details on internal control and internal financial control are given on page 58.

Appointments to the Board

The Nomination Committee, which consists of all the non executive directors, proposes Board nominations, which are then considered and approved by the full Board. Membership of the Nomination Committee is shown on page 59.

Re-election of the Board

The Board accepts that each director should be required to submit himself for re-election at least every three years. The Company's Articles of Association state that a director should be proposed for election if he has been appointed to the Board since the last Annual General Meeting, or proposed for re-election if he has held office for more than thirty months at the date of the next Annual General Meeting. Non executive directors are subject to the re-election requirements and serve the Company under letters of appointment which are for an initial three year term.

Level and composition of directors' remuneration

The Board recognises the importance of executive directors' remuneration not only to motivate and retain the individuals concerned, but also in the wider context both within the Company and in comparable geographic and business areas. Remuneration is composed of both short term and long term elements that are related to corporate and individual performance. There is also a requirement for executive directors to build up shareholdings in the Company following the exercise of share options to encourage them to identify with the interests of shareholders.

Policy procedure for directors' remuneration

The Remuneration Committee, which consists of the Chairman, Deputy Chairman and the non executive directors, determines remuneration levels and specific packages appropriate for each executive director, and takes account of the annual salary negotiations for each Sector. No director is permitted to vote on his own remuneration. The Remuneration Committee considers that the procedures in place provide a level of remuneration for the directors which is both appropriate for the individuals concerned and in the best interest of shareholders. Membership of the Remuneration Committee is shown on page 59.

The remuneration of the Chairman is determined by the Remuneration Committee (the Chairman absenting himself from the discussions) and non executive directors' fees are recommended by the Chairman and Chief Executive and approved by the Board.

Disclosure of directors' remuneration

Information as to directors' emoluments, pension contributions and salary supplements is disclosed in the Remuneration Report on pages 60 to 66.

Dialogue with shareholders

The Board believes that good communication with shareholders is important. There are programmes for the Chairman, Chief Executive and Finance Director to meet with the Company's institutional investors in the UK, US and Continental Europe. Presentations are made on the operating and financial performance of the Group and its longer term strategy.

The principal communication with private investors is through the Annual Review, the Interim Report and the Annual General Meeting. A presentation is made at the Annual General Meeting to facilitate greater awareness of the Group's activities and shareholders are given the opportunity to ask questions of the Board and meet the directors after the Meeting. Proxy votes cast in respect of resolutions proposed at the Meeting are announced after the shareholders present have voted on each resolution. Notice of the Annual General Meeting is posted to shareholders with the Annual Review.

Financial and other information is made available on the Company's web site, www.rexam.com.

Corporate social responsibility

The growing focus by institutional investors, the Government, charitable institutions and the media on corporate social responsibility encompassing social, environmental and ethical issues is acknowledged by the Board. It is intended that a review of the Group's social, ethical and environmental policies and performance will be undertaken so that the Company will be in a position to comply with best practice guidelines in the future.

Financial reporting

The intention of the Annual Report, and the Interim Report published each autumn, is to provide a clear and frank assessment of the performance and prospects of Rexam. The Annual Review, which forms part of the Annual Report, qualifies as a Summary Financial Statement and condenses and makes more readily understandable the information contained in the full Annual Report.

Internal control

The Board confirms that it has carried out a review of the effectiveness of the system of internal control operated in the Group during 2001. In order to discharge its responsibilities in this regard the Board has established the procedures necessary to implement the internal control requirements of the Combined Code.

All directors are responsible for establishing and maintaining an effective system of internal control within the Group. Although no system of internal control can provide absolute assurance against material misstatement or loss, the Group's systems are designed to provide the Board with reasonable assurance that any problems are identified and dealt with appropriately.

The key procedures which the Board has established with a view to providing effective internal control are:

i The Group has a comprehensive system for reporting financial results to the Board. An annual budget and strategic review are prepared for each business and are consolidated for review by the Board before being formally adopted. During the year monthly management accounts, including cash flow and capital expenditure reporting, are prepared with a comparison against budget and prior year. Revised forecasts are made in the light of this comparison and also reviewed by the Board.

ii There are clearly defined lines of responsibility and levels of authority in operation throughout the Group, with specific matters reserved for the Board.

iii Businesses are decentralised with operating autonomy and financial responsibility delegated to local management having regard to acceptable levels of authority and risk.

iv There are formal written Group financial procedures and controls in operation, including specific consideration of treasury matters.

v An internal audit function monitors the accounting and financial control systems in operation throughout the Group and reports on its findings to the Audit Committee.

vi An internal risk management function together with Sector management are responsible for monitoring the processes within the Group which identify, evaluate and manage the significant risks faced by Group businesses. Reports on their findings are made to the Audit Committee. The scope and responsibility of the risk management function will be adjusted where necessary to ensure continuing compliance with the wider aspects of internal control arising out of the Turnbull Committee's findings.

vii All Sectors have introduced an externally verified system of auditing and assessing the ability of their operations to identify, measure, reduce, control and review all significant physical risks. The results of such audits are reported upon and reviewed by site, Sector and Rexam PLC management in order to ensure that appropriate action plans are developed and implemented.

Audit Committee and Auditors

The Audit Committee consists of the Chairman and the non executive directors with the Finance Director and head of internal audit in attendance for part of each meeting. The Committee's work is described on page 59 and it reports its findings to the Board.

Ernst & Young LLP have been Rexam's auditors for many years and, although this has been a long term relationship, the scope, cost and effectiveness of the audit are reviewed regularly.

Group Management Committee

The Board delegates the management of the Group to the Chief Executive and the executive directors. The Chief Executive chairs a Group Management Committee (the GMC) which consists of the executive directors and certain Sector and senior corporate officers as shown on page 31 of the Annual Review. Whilst the GMC is not formally a committee of the Board, the Chief Executive reports on its work and activities to the Board. The GMC usually meets four times a year.

GOING CONCERN

The directors, having made appropriate enquiries, have a reasonable expectation that Rexam PLC and the Group have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the Accounts on pages 67 to 96.

COMMITTEES OF THE BOARD AND MAIN TERMS OF REFERENCE

In addition to regular formal Board meetings the Company operates through various Board committees. The Chief Executive's Committee, whose members are the Chief Executive and any two other directors, has responsibility to approve certain matters above established financial limits other than those specifically reserved to the Board. The other committees and their main terms of reference are set out below.

Membership of the Audit and Remuneration Committees is restricted to the independent non executive directors and they also participate in most other committees. Where applicable, the date on which a new member was appointed to a committee is given.

Audit Committee

John Warren	Chairman of Committee
Michael Buzzacott	
Jeremy Lancaster	
David Tucker	

The Committee meets at least twice a year with a senior partner of the external auditors, Ernst & Young LLP. At the request of the Committee's Chairman, the Finance Director, the Company Secretary and the head of internal audit attend for part of each meeting. The first meeting, within the annual audit cycle, is to review the nature and scope of the audit and to consider any additional special reviews that may be necessary. The second meeting is prior to the approval of the Annual Report and considers the annual audit and any special reviews undertaken. The Committee is responsible for reviewing the Annual Report and Interim Report before their submission to the Board, and approves the annual programme of internal audit assignments. Finally the Committee reviews and reports on the risk management policy and commercial, physical and financial risks faced by the Group, and has responsibility for reporting to the Board on the wider aspects of internal control.

Finance Committee

Michael Hartnall	Chairman of Committee
Rolf Börjesson	
Chris Bowmer	Treasurer
Michael Buzzacott	(appointed 7 March 2001)
Jeremy Lancaster	
John Warren	

To review the major aspects of the Group's financial operations, including currency exposures and interest rate management.

Remuneration Committee

Jeremy Lancaster	Chairman of Committee
Michael Buzzacott	
David Tucker	
John Warren	

The main terms of reference of this Committee are set out in the Remuneration Report on page 60.

Nomination Committee

Jeremy Lancaster	Chairman of Committee
Rolf Börjesson	
Michael Buzzacott	
Michael Hartnall	
David Tucker	
John Warren	

To recommend the nomination of directors for appointment to the Board and as holders of any executive office.

Pensions Committee

Michael Hartnall	Chairman of Committee
Frank Brown	Director of US Administration
Jeremy Lancaster	
Peter Moxom	Director of Human Resources

To review pension scheme controls, benefits and funding and to consider the appointment of Company trustees to the pension schemes.

Share Options Committee

Any director	
Chris Bowmer	Treasurer
David Gibson	Company Secretary
Jennifer Smith	Assistant Company Secretary

To grant options to employees over ordinary shares in the Company under the Savings Related Share Option Schemes and to allot shares under these Schemes and the Executive Share Option Scheme. A chairman is elected at each meeting.

REMUNERATION REPORT

The Board presents the Remuneration Report for the year ended 31 December 2001.

COMPLIANCE

The constitution, responsibilities and procedures of the Remuneration Committee ("the Committee") have complied throughout the year with those aspects of the principles of good governance and code of best practice as relate to directors' remuneration contained in the Combined Code which forms part of the Listing Rules of the UK Listing Authority. In particular the Committee confirms that the best practice provisions set out in Schedule A to the Combined Code have been followed in framing its remuneration policy for executive directors. The Auditors' Report on page 67 has confirmed that the scope of their report on the Accounts covers the disclosures contained in this Report that are specified for review by the UK Listing Authority.

Shareholders will be asked to approve the Remuneration Report at the 2002 Annual General Meeting.

CONSTITUTION

The current members of the Committee, all of whom are independent non executive directors, are Jeremy Lancaster (Chairman of the Committee), Michael Buzzacott, David Tucker and John Warren. Other than in respect of their shareholdings in Rexam, they have no personal financial interests in the matters to be decided and no potential conflicts arising from cross directorships or day to day involvement in the running of the Group.

MAIN RESPONSIBILITIES

The Committee is responsible for determining basic salaries, short and long term cash incentive schemes, pension rights, initial or termination payments to executive directors and the amount and conditions of any other payments made to them. The Committee is also responsible for any incentive schemes involving the shares of the Company.

The remuneration of the Chairman of the Board is determined by the Committee (the Chairman, Jeremy Lancaster, absenting himself from the discussions) and non executive directors' fees are recommended by the Chairman of the Board and the Chief Executive and approved by the Board.

REMUNERATION POLICY

Rexam's executive directors' remuneration policy is in line with the Company's overall practice on pay and benefits. The policy of the Committee is that:

i executive directors should be paid a basic salary which is comparable across a broad spectrum of companies of similar size from all sectors and competitive with those paid for similar jobs in the industry and country in which they are based;

ii there should be incentive arrangements which are comparable to international companies of a similar size and which enable executive directors to earn substantially more than their basic salary when the Group and, where appropriate, the Sector for which they are responsible performs well.

The combination of (i) and (ii) must be sufficient to attract, retain and motivate individuals of the high calibre required to meet the Group's needs and aspirations.

BASIC SALARIES

These are determined on an assessment of competitive market practice, using comparator information and specialist external advice principally obtained from Towers Perrin. Each executive director receives a salary which reflects his responsibilities, experience and performance. Following a number of years when executive director salaries were generally increased only in line with price inflation, the Remuneration Committee approved higher salary increases effective from 1 January 2001 to bring executive director salaries into line with market rates.

SHORT TERM BONUSES

Michael Hartnall has not been a member of any short term bonus scheme since 1994. From 1 January 2001, he participated in the annual bonus scheme, albeit at a lower level than the other executive directors. The scheme depends upon the realisation of demanding Group profit before tax and cash generation targets. Group and Sector directors participating in the scheme must achieve their respective Group and Sector operating profit and cash generation targets.

The UK pension arrangements since 6 April 2000 are on a revalued career average salary structure which means that pension accumulates on a yearly basis. In order to ensure equity between the previous pension arrangements and the new arrangements, bonuses are included for pension purposes for uncapped directors, the only one of whom is Michael Hartnall. Bonuses payable to UK capped directors are not pensionable.

EMPLOYEE SHARE SCHEMES

Executive Share Option Schemes

During the period 1984 to 1993 executive directors were granted options over ordinary shares under the Executive Share Option Scheme 1984. The balance of options granted to directors under this Scheme is shown on page 65. No grants were made to directors after 1993 and this Scheme expired in 1994 although a number of options remain capable of being exercised.

The Executive Share Option Scheme 1997 aims to closely align the long term incentive awards of executive directors and senior managers worldwide with the returns to shareholders. Options are granted on an annual basis with the value of shares being derived from the acquisition price and a multiple of between a half and one times basic salary, dependent upon job grade. The acquisition price is set using the average of the mid market price of a Rexam ordinary share over a three day period.

At the Annual General Meeting 2002, shareholders will be asked to approve changes to the Executive Share Option Scheme 1997 to take account of current market practice and comply with the guidelines issued by the Association of British Insurers. It is proposed to amend the rules of the Scheme to change the basis by which options are granted to an individual from a maximum value not exceeding four times basic salary through all executive option schemes to an annual personal grant of a pre-determined size, with a value normally not exceeding one times the participant's annual basic salary. A further amendment is to remove the flow rate limit of 3% in three years in respect of the total number of unissued shares that can be used to satisfy awards under the Company's incentive schemes.

The performance target for the 2001 grant was based on economic profit growth whereby the economic profit for 2000 is increased over the three year measurement period, commencing 1 January 2001, at a growth rate of 4% per annum. With the Committee's approval the performance target may be adjusted for subsequent acquisitions and disposals completed during the measurement period. If economic profit is below this target then no share options will be capable of being exercised. Economic profit is defined as operating profit less a capital charge at 12% per annum (2000:13%) on average net assets. The 2002 options will be granted on the same basis as in 2001.

Details of grants made to directors under this Scheme are shown on page 65.

Long Term Incentive Scheme

Annual awards of options over ordinary shares may be made to certain senior executives at the discretion of the Committee through the Long Term Incentive Scheme.

Options are awarded over such number of shares that results from dividing a multiple of basic salary by the average ordinary share price for the preceding year and, subject to vesting, the award may be exercised at a nominal cost to the participant. Awards were granted to certain senior executives in September 2001 based on the enhanced multiple of 3.6 times basic salary and an average ordinary share price of £2.3475 per share.

The 2001 awards were enhanced by 0.6 times basic salary to compensate for the options under this Scheme and the Executive Share Option Scheme being granted in September rather than earlier in the year.

The options granted in 1999 vested following the closure of the measurement period on 31 December 2001. Rexam was ranked in the top tenth percentile of its comparator group and therefore 100% of the shares awarded under option are available for exercise by the option holders.

The vesting of options granted in 2000 will be determined by comparing the total return received by a shareholder investing in Rexam with the total return that would have been obtained by investing in each of the companies comprising the specified industrial comparator group of 56 companies listed on the London Stock Exchange at the beginning of the measurement period. For the 2000 grants, if Rexam ranks below the median at the end of the measurement period then no options will vest, whilst outstanding performance ranking Rexam at or above the top tenth percentile will result in the vesting of the entire option. At the median, 25% of the option will vest with a straight line accrual between the median and the tenth percentile. For the 2001 grant, the total return is measured against a specified industrial comparator group of 48 companies. At the median 8% of the option will vest with a straight line accrual between the median and the twenty-fifth percentile at which 33% of the option will vest, 66% will vest at the tenth percentile and 100% at the fifth percentile. The higher levels of vesting were introduced for outstanding performance in order to strongly incentivise senior management to achieve the highest levels of shareholder return.

The 2002 grants and vesting schedule will be on the same basis as the 2001 grants, based on 3 times basic salary and the average ordinary share price for 2001. Total shareholder return for the 2002 grants will be compared against a new industrial comparator group of 41 companies listed on a number of the world's major stock exchanges at the beginning of the measurement period.

Details of awards made to directors under this Scheme are shown on page 64.

Savings Related Share Option Schemes

Eligible UK employees, including directors, are permitted to participate in the Company's Savings Related Share Option Schemes and options are generally exercisable within six months of either the third, fifth or seventh anniversary of the opening of the related sharesave contract.

SHAREHOLDING REQUIREMENT

In order to forge a closer community of interest with shareholders, executive directors and certain senior executives are encouraged to accumulate a shareholding over time, either from shares acquired on the exercise of their share options or other sources. The number of shares to be held varies according to the seniority of the director or executive. Save where the Committee specifically permits otherwise, the shareholding shall be retained until at least age 55 after which an individual shall no longer be subject to the shareholding requirement and may sell his shareholding to facilitate retirement planning.

NON EXECUTIVE DIRECTORS

The remuneration of the Chairman and non executive directors is determined having regard to the time spent on Rexam's behalf and after review of current practice in the UK. They are not required to hold shares in the Company and do not participate in any incentive or share option schemes.

PENSIONS AND MEDICAL BENEFITS

Following the merger of the UK pension plans and the change to the revalued career average salary structure on 6 April 2000, Michael Hartnall retained his existing rights to the pension provided under the Rexam Executive Benefit Plan, which is now part of the Rexam Pension Plan. His pension is payable from age 60 and will be the greater of the pension calculated under the pre 6 April 2000 and the post 6 April 2000 arrangements. The pre 6 April 2000 arrangements are based on a percentage of relevant basic salary for the best consecutive twelve months in the five years preceding retirement with the percentage being dependent on length of service. The maximum percentage applied is two thirds of the relevant basic salary. The post 6 April 2000 arrangements are based on the total accumulated pension value, averaged over his working lifetime with Rexam, and increased by RPI plus 1% per annum.

Rolf Börjesson is a member of the Rexam Pension Plan for life cover only in respect of basic salary up to the Inland Revenue cap on earnings. He also receives a payment equivalent to 60% of his basic salary, to enable him to provide himself with appropriate pension and life assurance benefits. When Mr Börjesson left PLM and joined Rexam in 1996 he forfeited his pension rights for which Rexam did not recompense him. The Committee has agreed to reinstate (on an unfunded basis) the pension rights to which he would have been entitled on retirement from PLM. These rights comprised a pension for five years from the date of retirement and an additional pension from age 65 to age 75.

Yves Dominioni is a member of the French complementary pension system, known as AGIRC, for his French earnings. For that part of his basic salary paid in the UK he is paid a salary supplement equivalent to 55% of basic salary to enable him to provide himself with appropriate pension and life assurance cover in respect of that portion of his basic salary.

Lars Emilson is a member of the Swedish collective pension scheme for salaried employees in industry and commerce, the ITP, which provides for a pension from age 65. Should he request to retire from age 62, the Group will provide him with an income between the date of retirement and age 65 equivalent to 70% of his basic salary, together with continued contributions to the ITP. This benefit has been excluded from the tables presented on page 64. From age 65 he will be entitled to draw his pension from the ITP based on a pensionable salary up to the cap of SEK1,107,000. The Group has also provided for a pension supplement for Mr Emilson from age 65 to age 75 equivalent to a further 10% of his pensionable salary at the date of retirement.

Francis Labbé is a member of the Rexam Pension Plan in respect of basic salary up to the Inland Revenue cap on earnings. His pension is a percentage of the relevant elements of his salary revalued to age 60. He also receives a payment equivalent to 50% of his basic salary in excess of the Inland Revenue cap to enable him to provide himself with appropriate pension and life assurance cover.

Rob Gluskin was a member of the Rexam Inc Retirement Income Pension, Pension Restoration and the Senior Executive Retirement Plans until 31 October 2001 when his employment ceased.

Private medical cover is also provided for the executive directors and their dependents.

CONTRACTS OF EMPLOYMENT

Yves Dominioni has a pre-existing French rolling contract which, whilst terminable on six months notice, contains, in accordance with normal practice in France, provisions for compensation on termination in excess of one year's salary. Francis Labbé joined Rexam on 29 September 2000 under a UK contract of employment which is terminable during the first two years of his employment on two years' notice, thereafter it reduces to a one year notice period.

Rolf Börjesson and Michael Hartnall serve the Company under contracts terminable on not more than two years' notice. Lars Emilson had a pre-existing Swedish employment contract with PLM AB which was terminable on two years' notice. Rexam has continued to honour that contract following Mr Emilson's transfer to the UK in 2000, until his retirement.

The non executive directors do not have contracts of employment and are engaged in accordance with letters of appointment for fixed periods of three years.

The Board supports the Combined Code's objective to reduce notice periods under directors' contracts to one year or less and has adopted a policy that all newly hired UK based directors will be on two year contracts initially, reducing to one year thereafter. Non UK based directors will be employed upon the basis of usual practice in their country of domicile.

In the event of any UK based directors' contract being terminated for reasons of breach by the Company (other than upon a change in control) compensation will be paid monthly in accordance with the terms of the contract until the earlier of the director commencing in a new position or the contract term expiring.

DIRECTORS' EMOLUMENTS

	2001 Fees/salary £000	2001 Performance related pay £000	2001 Benefits £000	2001 Total £000	2000 Fees/salary £000	2000 Performance related pay £000	2000 Benefits £000	2000 Total £000
Chairman								
Jeremy Lancaster	140	–	–	140	140	–	–	140
Deputy Chairman								
John Warren	30	–	–	30	30	–	–	30
Non executive directors								
Michael Buzzacott (from 17.05.2000)	30	–	–	30	19	–	–	19
Alain Gomez (until 17.05.2000)	–	–	–	–	11	–	–	11
David Tucker	30	–	–	30	30	–	–	30
	230	–	–	230	230	–	–	230
Executive directors								
Rolf Börjesson	600	390	22	1,012	535	146	14	695
Yves Dominioni	215	142	5	362	276	43	6	325
Lars Emilson	384	239	6	629	203	84	7	294
Rob Gluskin (until 01.08.2000)	–	–	–	–	161	123	19	303
Michael Hartnall	375	113	3	491	330	–	8	338
Francis Labbé (from 29.09.2000)	335	226	1	562	84	21	–	105
	1,909	1,110	37	3,056	1,589	417	54	2,060
	2,139	1,110	37	3,286	1,819	417	54	2,290

The salaries for Rolf Börjesson, Yves Dominioni and Francis Labbé exclude the salary supplements for personal pension and life assurance benefits; these are shown in the table on page 64. Rolf Börjesson, Lars Emilson and Francis Labbé are all entitled to receive a housing allowance to assist them in residing in London. These allowances are excluded for the purpose of calculating pension or incentive entitlements. During 2000, Yves Dominioni was on expatriate status in Hong Kong and received a living allowance of £68,416 in order to help him meet living expenses in that territory. The housing and living allowances are included in the salaries disclosed above.

The value of benefits received relates mainly to the provision of a car and medical cover.

As Chairman of the Investment Committee of the Rexam Pension Plan, David Tucker received fees of £12,000 (2000:£6,000) from the Rexam Pension Plan in addition to his fees as a non executive director.

Rob Gluskin retired as a director of the Company on 1 August 2000 but remained an employee of the Group until 31 October 2001. In addition to the amounts disclosed above he received over the period from 1 August 2000 to 31 October 2001 approximately £475,000, in cash and benefits, pursuant to a separation and settlement agreement signed in respect of his retirement from office. The performance related pay figure in 2000 for Rob Gluskin comprises £123,133 in respect of the US rolling three year cash bonus plan.

The table below gives information on pension contributions and salary supplements for personal pensions and life assurance benefits for executive directors:

	2001 Pension contributions £000	2001 Salary supplements £000	2000 Pension contributions £000	2000 Salary supplements £000
Rolf Börjesson	27	297	27	227
Yves Dominioni	–	58	–	49
Lars Emilson	29	–	27	–
Rob Gluskin (until 01.08.2000)	–	–	–	2
Michael Hartnall	90	–	79	–
Francis Labbé (from 29.09.2000)	23	95	6	24
	169	450	139	302

The pension contributions are paid by the relevant Group businesses.

In addition to the above pension contributions, Rolf Börjesson has an entitlement as shown in the table below in respect of the reinstatement of his Swedish pension rights which are described in "Pensions and Medical Benefits" on page 62.

The following table details the transfer value of the increases in pension benefits (less directors contributions) arising in the year, the increase in accrued pension benefits (excluding increases for inflation) and the accumulated accrued pension benefit per annum for executive directors:

	2001 Increase in accrued benefits per annum £000	2001 Transfer value of increase arising in the year £000	2001 Accrued benefit per annum £000	2000 Increase in accrued benefits per annum £000	2000 Transfer value of increase arising in the year £000	2000 Accrued benefit per annum £000
Rolf Börjesson	18	99	130	118	460	118
Lars Emilson	4	28	9	2	17	5
Michael Hartnall	25	433	223	16	276	196
Francis Labbé (from 29.09.2000)	3	27	4	1	4	1

Rob Gluskin became entitled to all his benefits on retiring as a director in 2000, consequently there were no changes in 2001. The accrued lump sum benefit in respect of Rob Gluskin at 31 December 2000 was £490,909, the transfer value of the increase amounted to £22,000 and the increase in the accrued benefit amounted to £22,000.

OPTIONS

The maximum number of options over ordinary shares awarded under the Long Term Incentive Scheme to each named director on 1 April 1999, 18 April 2000 and 7 September 2001 in respect of the 1999, 2000 and 2001 plans respectively, assuming that 100% becomes exercisable for the 2000 and 2001 plans, is set out below. The measurement period for the 1999 plan ended on 31 December 2001 at which time the Company ranked fifth against its comparator group resulting in the vesting of 100% of the shares under option. The measurement periods for the 2000 and 2001 plans currently run to 31 December 2002 and 31 December 2003 respectively.

	1999 Plan	2000 Plan	2001 Plan	Total
Rolf Börjesson	220,100	223,200	797,400	1,240,700
Yves Dominioni	111,500	98,100	337,500	547,100
Lars Emilson	92,100	96,600	460,100	648,800
Rob Gluskin*	124,800	127,100	–	251,900
Michael Hartnall	157,700	160,300	575,100	893,100
Francis Labbé	–	–	437,100	437,100

* Options held at date of resignation as a director with an entitlement to exercise under the rules of the Scheme if the options vest. Rob Gluskin exercised his option under the 1999 Plan on the 7 February 2002 at a market value of £4.40 per share.

Ron Shakesheff, the director responsible for the Building and Engineering Sector until October 1999 when he resigned at the time of the sale of Bowater Windows Limited, the main business within the Sector, retained an entitlement to exercise his option over 114,200 shares under the 1999 Plan. Ron Shakesheff exercised this option on 25 January 2002 at a market value of £4.10 per share.

The ordinary shares purchased to satisfy vesting obligations for the Long Term Incentive Scheme are held to the order of the Rexam Employee Share Trust, a discretionary trust resident in Jersey. The mid market price of a Rexam PLC ordinary share at 31 December 2001 was £3.7475.

Options over ordinary shares granted to directors under the Executive Share Option Scheme 1997 and the closed 1984 Scheme at 1 January 2001 and at 31 December 2001 (* or, in the case of Rob Gluskin, the date of his resignation as a director) are as follows:

	Scheme	Grant date	Grant number at 1.1.01	Grant price £	Granted during the year	Exercised during the year	Market price at exercise date (per share)	Grant number at 31.12.01
Rolf Börjesson	1997	23.05.97	220,564	3.0150		220,564	3.505	–
	1997	08.04.98	269,964	2.7550		269,964	3.505	–
	1997	24.03.99	404,762	2.1000		-		404,762
	1997	10.04.00	203,531	2.2375				203,531
	1997	05.09.01	–	3.6600	203,260			203,260
			1,098,821		203,260	490,528		811,553
Yves Dominioni	1997	23.05.97	97,825	3.0150		97,825	3.6936	–
	1997	08.04.98	102,018	2.7550		102,018	3.6936	–
	1997	24.03.99	205,033	2.1000				205,033
	1997	10.04.00	89,471	2.2375				89,471
	1997	05.09.01	–	3.6600	86,032			86,032
			494,347		86,032	199,843		380,536
Lars Emilson	1997	24.03.99	169,438	2.1000				169,438
	1997	10.04.00	88,080	2.2375				88,080
	1997	05.09.01	–	3.6600	117,265			117,265
			257,518		117,265			374,783
Rob Gluskin*	1984	03.05.94	25,000	4.4690				25,000
	1997	23.05.97	149,351	3.0150				149,351
	1997	08.04.98	175,988	2.7550		175,988	3.70	–
	1997	24.03.99	229,490	2.1000				229,490
	1997	10.04.00	115,870	2.2375				115,870
			695,699			175,988		519,711
Michael Hartnall	1984	13.04.92	32,229	3.3965		32,229	3.67	–
	1984	04.05.93	60,000	4.9540				60,000
	1997	23.05.97	168,325	3.0150		168,325	3.67	–
	1997	08.04.98	193,421	2.7550		193,421	3.67	–
	1997	24.03.99	290,000	2.1000				290,000
	1997	10.04.00	146,145	2.2375				146,145
	1997	05.09.01	–	3.6600	146,582			146,582
			890,120		146,582	393,975		642,727
Francis Labbé	1997	05.09.01	–	3.6600	111,402			111,402

* Rob Gluskin retained a right to exercise the option granted on 3 May 1994 until the date his employment ceased on 31 October 2001 and for a period of eighteen months thereafter. The options granted on 23 May 1997, 8 April 1998 and 24 March 1999 have vested and may be exercised until the expiry of the twenty four month exercise period on 31 October 2003. Mr Gluskin exercised the option granted on 23 May 1997 over 149,351 shares on 10 January 2002 when the market price was £4.19 per share. The option granted on 10 April 2000 can only be exercised if it achieves its performance target and, if so, only until the expiry of a twenty four month exercise period on 31 October 2003.

Where applicable, the number of options granted and prices have been restated for the sub division of ordinary shares in November 1992 and the rights issue announced in February 1993. Options are generally exercisable between three and ten years from the grant date.

The following options over ordinary shares under the Savings Related Share Option Scheme 1997 are held by directors:

	Grant date (years)	Exercise period commences	Grant number at 1.1.01	Grant price £	Exercised during the year	Market price at exercise date (per share)	Grant number at 31.12.01
Rolf Börjesson	06.10.98 (5)	01.12.03	10,714	1.61			10,714
Lars Emilson	04.10.00 (3)	01.12.03	4,917	1.97			4,917
Michael Hartnall	06.10.98 (3)	01.12.01	6,055	1.61	6,055	3.66	-

The above options are generally exercisable within six months of the date on which the exercise period commences.

DIRECTORS INTERESTS IN SHARES

The interests of the directors, all of which are beneficial, in the ordinary share capital of Rexam PLC at 1 January 2001 and at 31 December 2001 are set out below. Under the Companies Act 1985 each of the executive directors is also deemed to be interested in the ordinary shares held by the Rexam Employee Share Trust.

	At 31.12.01	At 1.1.01
Rolf Börjesson	71,115	67,967
Michael Buzzacott	7,000	5,000
Yves Dominioni	2,664	12,364
Lars Emilson	–	–
Michael Hartnall	60,000	60,000
Francis Labbé	2,000	–
Jeremy Lancaster	88,900	88,900
David Tucker	100,000	100,000
John Warren	20,000	20,000

The above interests in ordinary shares and options over ordinary shares remain unchanged at the date of this Report.

The mid market price of a Rexam PLC ordinary share at 31 December 2001 was £3.7475 and the range during 2001 was £2.25 to £3.85.

On behalf of the Board
Jeremy Lancaster
Chairman of Remuneration Committee

7 March 2002

THE ACCOUNTS

DIRECTORS' RESPONSIBILITIES FOR THE ACCOUNTS

Company law requires the directors to prepare Accounts for each financial year which give a true and fair view of the state of affairs of Rexam PLC and the Group and of the profit or loss of the Group for that period.

In preparing those Accounts, the directors are required to select suitable accounting policies and then apply them consistently; make judgements and estimates that are reasonable and prudent; and state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the Accounts. The directors confirm that they have complied with the above requirements in preparing the Accounts.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the Accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

AUDITORS' REPORT TO THE SHAREHOLDERS OF REXAM PLC

We have audited the Group's financial statements for the year ended 31 December 2001 which comprise the Consolidated Profit and Loss Account, Consolidated Balance Sheet, Company Balance Sheet, Consolidated Cash Flow Statement, Consolidated Statement of Total Recognised Gains and Losses, Reconciliation of Movements in Shareholders' Funds and the related notes 1 to 25. These financial statements have been prepared on the basis of the accounting policies set out therein.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with the relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Group is not disclosed.
We review whether the Corporate Governance Statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This information comprises the Directors' Report, Chairman's Statement, Operating and Financial Review and Corporate Governance Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2001 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP
Registered Auditor
London

7 March 2002

ACCOUNTING POLICIES

Basis of preparation

The Accounts are prepared under the historical cost convention and in accordance with applicable accounting standards.

In preparing the Accounts, the following restatements have been made to the corresponding amounts:

a The Accounts have been restated to reflect the discontinuance of the Release, DSI, US Metallising and Chartham Papers divisions from the Coated Films and Papers Sector, MiTek from the Building and Engineering Sector and Cartons Puerto Rico from "Disposals and businesses for sale".

b The segment analysis and the average number of employees have been restated to reflect the movement into "Disposals and businesses for sale" of the Image Products division from the Coated Films and Papers Sector, TBS Engineering from the Building and Engineering Sector, Metallising Australia, Combibloc and Flexibles Lakeville from Plastic Packaging and La Ciotat and Rexam Japan from Beverage Packaging.

Basis of consolidation

Rexam PLC and its subsidiary undertakings are together referred to as the Group. The Accounts of the Group include the results of all subsidiary undertakings and the appropriate share of the results of associated undertakings from their effective date of acquisition or up to their date of disposal.

Where the acquisition cost of an investment in a subsidiary or associated undertaking is greater than the underlying fair value at the date of acquisition the excess is treated as goodwill and dealt with in accordance with the Group's accounting policy. As permitted by section 230 of the Companies Act 1985, the profit and loss account of Rexam PLC is not presented.

Foreign currencies

The profit and loss accounts and cash flows of overseas subsidiary and associated undertakings are translated into sterling at the average rate of exchange for the year. The balance sheets of overseas subsidiary and associated undertakings, together with currency assets and liabilities of United Kingdom subsidiary and associated undertakings, are translated into sterling at the rates of exchange ruling at the balance sheet date or at those of related forward contracts.

Exchange differences arising on currency investments and on consolidation of subsidiary and associated undertakings are taken, together with those arising on related currency borrowings, net of attributable taxation, to reserves. All other exchange differences, including those arising on transactions entered into by Rexam PLC, are taken to the consolidated profit and loss account.

The principal exchange rates against sterling were:

	2001 Average	2001 Closing	2000 Average	2000 Closing
United States dollar	1.44	1.45	1.52	1.49
Euro	1.61	1.64	1.64	1.59

Turnover

Turnover represents the net amount receivable for goods supplied and services provided to external customers after deducting value added and sales taxes.

Pensions and other retirement benefits

The Group charges the expected cost, based on actuarial advice, of providing for pensions under defined benefit schemes and for other retirement benefit schemes over the service lives of the employees in the schemes. Variations from regular cost are similarly spread over the expected service lives. The difference between the amounts included in the consolidated profit and loss account and payments made are accounted for in the consolidated balance sheet.

Contributions to defined contribution schemes are charged to the consolidated profit and loss account as they become payable in accordance with the rules of those schemes.

Research and development

Expenditure on research and development is charged to the consolidated profit and loss account in the year in which it is incurred. Tangible fixed assets used for research and development are depreciated in accordance with the Group's accounting policy.

Interest

Interest is recorded in the consolidated profit and loss account on an accruals basis, except where it relates to payments made over an extended period of development of large capital projects. Such interest is added to the capital cost and amortised over the effective lives of those projects.

Financing fees relating to the facilities required to complete acquisitions are accounted for as follows:

a Written off immediately as exceptional interest where the facility has a duration of one year or less.

b Amortised in interest over the life of the facility where the facility has a duration in excess of one year. Financing fees to be written off in future periods are set against loan capital.

Goodwill

Goodwill arising on acquisitions up to 31 December 1997 has been written off directly against reserves. Goodwill arising on acquisitions since 1 January 1998 has been capitalised and amortised on a straight line basis over its useful economic life, not exceeding 20 years. If a subsidiary or associated undertaking is subsequently sold or closed, any goodwill arising on acquisition that was set off directly against reserves or has not been amortised through the consolidated profit and loss account is included when determining the profit or loss on sale or closure.

Tangible fixed assets

Tangible fixed assets are stated in the consolidated balance sheet at cost less provision for depreciation. Depreciation is calculated to write off the cost, less estimated residual value, of tangible fixed assets over their expected lives by equal annual instalments; depreciation is not provided on freehold land or assets under construction. The assumed life of buildings is 50 years or the term of the lease if shorter; plant, machinery and vehicles are written off over 2 to 20 years.

Associated undertakings

Investments in associated undertakings are stated in the consolidated balance sheet at their underlying net asset value. The consolidated profit and loss account includes the results for the year proportionate to the Group's equity holding.

Subsidiary undertakings

Investments in subsidiary undertakings of Rexam PLC are stated at cost less provisions for impairment where appropriate.

Properties surplus to requirements

Properties held for disposal are included in current assets at net book value at the date of classification as surplus, less provisions to reduce to net realisable value where appropriate.

Stocks

Stocks are stated at the lower of cost, including production overheads, and net realisable value.

Current asset investments

Current asset investments are stated at the lower of cost and net realisable value.

Deferred taxation

Deferred taxation is provided using the liability method on all significant timing differences between accounting and taxable profits to the extent that it is probable a taxation liability or asset will crystallise in the foreseeable future. Deferred taxation on timing differences relating to pensions and other retirement benefits is recognised in full.

Leases

Assets acquired under finance leases are capitalised and the capital element of outstanding lease rentals is included in borrowings. The interest element of the rental obligations is charged to the consolidated profit and loss account over the period of the lease and represents a constant proportion of the balance of capital repayments outstanding. Operating lease rentals are charged to the consolidated profit and loss account evenly over the primary period of the lease.

Financial instruments

Financial instruments are used as hedges in the financing and business risk management of the Group.

Forward foreign exchange contracts

Forward foreign exchange contracts (FX contracts) which hedge currency assets and liabilities are recognised in the Accounts together with the assets and liabilities that they hedge. The contract rate is used for translation. FX contracts which hedge future sales and purchases are not recognised in the Accounts until the transaction they hedge is itself recognised. If an FX contract ceases to be a hedge or it is a trading transaction, then any gain or loss is taken to the consolidated profit and loss account at the earlier of maturity or closeout of the contract.

Foreign exchange option contracts

Premia paid or received on foreign exchange option contracts are recognised upon exercise or at maturity of the contract. Recognised gains or losses are reflected in the Accounts on the same basis as FX contracts.

Commodity futures and options

Commodity futures and options are recognised in the Accounts on the same basis as FX contracts and FX option contracts.

Cross currency swaps

Cross currency swaps are valued at the rates of exchange ruling on the balance sheet date. Exchange differences arising are dealt with in accordance with the Group's accounting policy on foreign currencies. Interest paid or received on cross currency swaps is recorded on an accruals basis in accordance with the Group's accounting policy on interest.

Interest rate swaps

Interest arising under interest rate swaps is taken to the consolidated profit and loss account in accordance with the Group's accounting policy on interest. Interest rate swaps are not revalued to fair value at the balance sheet date.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December

	2001 Operations before goodwill and exceptional items £m	2001 Goodwill amortisation (Note 10) £m	2001 Exceptional items (Note 5) £m	2001 Total £m	2000 Operations before goodwill and exceptional items £m	2000 Goodwill amortisation £m	2000 Exceptional items (Note 5) £m	2000 Total £m
Turnover (Note 1)								
Continuing operations	3,352	–	–	3,352	2,291	–	–	2,291
Discontinued operations	136	–	–	136	493	–	–	493
	3,488	–	–	3,488	2,784	–	–	2,784
Turnover of associates (Note 1)	(101)	–	–	(101)	(54)	–	–	(54)
	3,387	–	–	3,387	2,730	–	–	2,730
Operating expenses (Note 2)								
Continuing operations	(2,944)	(66)	(102)	(3,112)	(2,024)	(32)	(37)	(2,093)
Discontinued operations	(110)	(1)	–	(111)	(428)	(1)	–	(429)
	(3,054)	(67)	(102)	(3,223)	(2,452)	(33)	(37)	(2,522)
Operating profit (Note 1)								
Continuing operations	307	(66)	(102)	139	214	(32)	(37)	145
Discontinued operations	26	(1)	–	25	64	(1)	–	63
	333	(67)	(102)	164	278	(33)	(37)	208
Profit on fixed assets – discontinued operations	–	–	–	–	–	–	5	5
Disposals of businesses	–	–	180	180	–	–	(64)	(64)
Profit on ordinary activities before interest	333	(67)	78	344	278	(33)	(96)	149
Interest (Note 6)	(115)	–	–	(115)	(76)	–	(13)	(89)
Profit on ordinary activities before taxation	218	(67)	78	229	202	(33)	(109)	60
Taxation on ordinary activities (Note 7)	(66)	–	–	(66)	(61)	–	14	(47)
Profit on ordinary activities after taxation	152	(67)	78	163	141	(33)	(95)	13
Equity minority interests				(3)				(3)
Profit for the financial year				160				10
Dividends on non equity shares				(5)				(5)
Profit attributable to ordinary shareholders				155				5
Ordinary dividends on equity shares (Note 8)				(65)				(59)
Retained profit/(loss) for the financial year				90				(54)
Earnings per ordinary share (Note 9)								
Basic (pence)	36.6			39.4	33.9			1.3
Diluted (pence)	35.3			37.9	33.0			1.3
Dividends per ordinary share (pence) (Note 8)				15.9				15.1

BALANCE SHEETS

As at 31 December

	Notes	Group 2001 £m	Group 2000 £m	Rexam PLC 2001 £m	Rexam PLC 2000 £m
Fixed assets					
Intangible assets	10	1,196	1,269	–	–
Tangible assets	11	1,118	1,308	4	2
Investments	12	76	109	3,351	3,525
		2,390	2,686	3,355	3,527
Current assets					
Properties surplus to requirements		9	3	–	–
Businesses held for resale		–	58	–	–
Stocks	13	333	408	–	–
Debtors receivable within one year		472	522	45	148
Less: proceeds from securitised debtors		(21)	–	–	–
	14	451	522	45	148
Debtors receivable after more than one year	15	395	370	168	142
Marketable securities and money market deposits		23	21	–	–
Cash at bank and in hand		56	90	–	–
		1,267	1,472	213	290
Creditors: amounts falling due within one year					
Borrowings	17	(697)	(164)	(712)	(42)
Other creditors	16	(734)	(748)	(308)	(249)
Net current (liabilities)/assets		(164)	560	(807)	(1)
Total assets less current liabilities		2,226	3,246	2,548	3,526
Creditors: amounts falling due after more than one year					
Borrowings	17	(743)	(2,007)	(678)	(1,908)
Other creditors	16	(79)	(33)	(292)	(469)
Provisions for liabilities and charges	19	(418)	(523)	(56)	(48)
		986	683	1,522	1,101
Capital and reserves					
Ordinary equity share capital	21	277	255	277	255
Non equity share capital	21	89	90	89	90
Called up share capital		366	345	366	345
Equity reserves:	22				
Share premium account		490	396	490	396
Capital redemption reserve		279	279	279	279
Other reserves		–	–	494	–
Profit and loss reserve		(174)	(359)	(107)	81
		961	661	1,522	1,101
Equity minority interests		25	22	–	–
		986	683	1,522	1,101

Approved by the Board on 7 March 2002

Jeremy Lancaster
Chairman

Michael Hartnall
Finance Director

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December

	2001 £m	2000 £m
Cash flow from operating activities	**528**	356
Returns on investments and servicing of finance:		
Interest received	**20**	35
Interest paid	**(139)**	(96)
Commitment and facility fees paid on acquisition of ANC	**-**	(24)
Dividends paid to non equity shareholders	**(5)**	(6)
Dividends paid to minority shareholders	**-**	(1)
	(124)	(92)
Taxation paid	**(38)**	(56)
Capital expenditure and financial investment:		
Purchase of tangible fixed assets	**(180)**	(161)
Purchase of fixed asset investments	**(4)**	(35)
Sale of tangible fixed assets	**12**	9
Sale of fixed asset investments	**1**	5
Sale of properties surplus to requirements	**2**	-
Sale of businesses held for resale	**13**	-
	(156)	(182)
Acquisitions and disposals:		
Purchase of subsidiary undertakings (Note 23d)	**(37)**	(610)
Sale of subsidiary undertakings (Note 24b)	**458**	107
Sale of associates	**33**	-
	454	(503)
Equity dividends paid to ordinary shareholders	**(60)**	(59)
Cash flow before management of liquid resources and financing	**604**	(536)
Management of liquid resources:		
Marketable securities and money market deposits	**(2)**	21
Financing:		
Issue of ordinary equity share capital	**116**	2
Redemption of non equity B shares	**-**	(3)
Loans repaid	**(3,855)**	(3,322)
New loans	**3,114**	3,827
Capital element of finance leases	**(10)**	(3)
	(635)	501
Decrease in cash	**(33)**	(14)

RECONCILIATION OF OPERATING PROFIT TO CASH FLOW FROM OPERATING ACTIVITIES

For the year ended 31 December

	2001 Continuing operations £m	2001 Discontinued operations £m	2001 Total £m	2000 Continuing operations £m	2000 Discontinued operations £m	2000 Total £m
Operating profit	**139**	**25**	**164**	145	63	208
Depreciation	**159**	**5**	**164**	124	21	145
Impairment of fixed assets	**73**	**–**	**73**	5	–	5
Loss on disposal of tangible fixed assets	**1**	**–**	**1**	2	–	2
Goodwill amortisation	**66**	**1**	**67**	32	1	33
Movement in provisions	**–**	**–**	**–**	3	5	8
Non cash element of retirement benefits	**(34)**	**–**	**(34)**	(30)	1	(29)
Stocks	**9**	**(1)**	**8**	(18)	(1)	(19)
Debtors	**23**	**(6)**	**17**	35	(4)	31
Proceeds from securitised debtors	**21**	**–**	**21**	–	–	–
Creditors	**55**	**–**	**55**	(21)	(4)	(25)
Movement in working capital	**108**	**(7)**	**101**	(4)	(9)	(13)
Share of profits less losses of associates	**(10)**	**–**	**(10)**	(3)	–	(3)
Dividends received from associates	**2**	**–**	**2**	–	–	–
	(8)	**–**	**(8)**	(3)	–	(3)
Cash flow from operating activities	**504**	**24**	**528**	274	82	356

ANALYSIS OF CHANGES IN NET BORROWINGS

	Marketable securities and money market deposits £m	Loan capital and currency swaps £m	Capital element of finance leases £m	Cash at bank and in hand and bank overdrafts £m	Net borrowings £m
At 1 January 2000	40	(691)	(1)	46	(606)
Currency fluctuations	2	(94)	(1)	2	(91)
Acquired/disposed	–	(784)	(68)	–	(852)
Debt restructuring of Russian operations	–	26	–	–	26
Movements	(21)	(505)	3	(14)	(537)
At 31 December 2000	21	(2,048)	(67)	34	(2,060)
Currency fluctuations	–	(11)	(2)	(6)	(19)
Acquired/disposed	–	(2)	–	–	(2)
Movements	2	741	10	(33)	720
At 31 December 2001	**23**	**(1,320)**	**(59)**	**(5)**	**(1,361)**

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
For the year ended 31 December

	2001 £m	2000 £m
Profit for the financial year	160	10
Currency fluctuations:		
Intangible fixed assets	(9)	19
Tangible fixed assets	5	34
Net borrowings	(19)	(91)
Other net assets	(3)	(5)
	(26)	(43)
Related taxation on currency fluctuations	3	-
	(23)	(43)
Total recognised gains and losses for the financial year	137	(33)

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
For the year ended 31 December

	2001 £m	2000 £m
At 1 January	661	667
Profit for the financial year	160	10
Dividends	(70)	(64)
Retained profit/(loss) for the financial year	90	(54)
Currency fluctuations (net of taxation)	(23)	(43)
Issue of ordinary share capital under placing	107	-
Issue of ordinary share capital under share option schemes	8	2
Redemption of non equity B shares	-	(3)
Goodwill written off on business disposals	118	92
At 31 December	961	661

1 Segment analysis

For the segment analysis, return on sales is based upon operating profit before goodwill amortisation and exceptional items divided by turnover. Net assets comprise total assets less current liabilities, creditors falling due after more than one year and provisions for liabilities and charges, excluding net borrowings.

The Group's share of turnover and operating profits less losses of associated undertakings, proportionate to its equity holdings, has been included where appropriate. There is no significant trading between business sectors or geographical regions.

The 2000 segment analysis has been restated as described in Accounting Policies "Basis of preparation" on page 68.

a *Sector analysis*

	Turnover £m	Operating profit before goodwill amortisation and exceptional items £m	Operating profit £m	Return on sales %	Net assets before goodwill £m	Net assets £m
2001:						
Beverage Packaging	**2,306**	**214**	**133**	**9.3**	**795**	**1,934**
Plastic Packaging	**725**	**50**	**30**	**6.9**	**369**	**426**
Consumer Packaging	**3,031**	**264**	**163**	**8.7**	**1,164**	**2,360**
Retirement benefits (see note below)	**-**	**33**	**33**	**-**	**35**	**35**
	3,031	**297**	**196**	**9.8**	**1,199**	**2,395**
Taxation and dividends	**-**	**-**	**-**	**-**	**(114)**	**(114)**
Ongoing operations	**3,031**	**297**	**196**	**9.8**	**1,085**	**2,281**
Disposals and businesses for sale	**321**	**10**	**(57)**	**3.1**	**66**	**66**
Continuing operations	**3,352**	**307**	**139**	**9.2**	**1,151**	**2,347**
Discontinued operations	**136**	**26**	**25**	**19.1**	**-**	**-**
	3,488	**333**	**164**	**9.5**	**1,151**	**2,347**
2000:						
Beverage Packaging	1,229	107	56	8.7	938	2,133
Plastic Packaging	677	38	20	5.6	388	441
Consumer Packaging	1,906	145	76	7.6	1,326	2,574
Retirement benefits (see note below)	–	35	35	–	(46)	(46)
	1,906	180	111	9.4	1,280	2,528
Taxation and dividends	–	–	–	–	(114)	(114)
Ongoing operations	1,906	180	111	9.4	1,166	2,414
Other operations and disposals	385	34	34	8.8	201	201
Continuing operations	2,291	214	145	9.3	1,367	2,615
Discontinued operations	493	64	63	13.0	107	128
	2,784	278	208	10.0	1,474	2,743

Retirement benefits
The interest and amortisation of variations with respect to retirement benefits included in operating profit have not been allocated to the business sectors because the Board consider it more meaningful to show them separately. Had they been allocated, the allocation would have been based on net assets and would have resulted in the following allocations: Beverage Packaging £23m (2000: £25m), and Plastic Packaging £10m (2000: £10m).

1 **Segment analysis** continued

b Geographic analysis by origin of business

	Turnover £m	Operating profit before goodwill amortisation and exceptional items £m	Operating profit £m	Return on sales %	Net assets before goodwill £m	Net assets £m
2001:						
United Kingdom and Ireland	562	46	17	8.2	233	463
Continental Europe	1,096	131	95	12.0	514	919
The Americas	1,546	89	(11)	5.8	401	914
Rest of the world	148	8	5	5.4	82	130
Retirement benefits (see note below)	-	33	33	-	35	35
Taxation and dividends	-	-	-	-	(114)	(114)
Continuing operations	3,352	307	139	9.2	1,151	2,347
Discontinued operations	136	26	25	19.1	-	-
	3,488	333	164	9.5	1,151	2,347
2000:						
United Kingdom and Ireland	436	22	(3)	5.0	333	586
Continental Europe	852	100	84	11.7	565	988
The Americas	893	47	21	5.3	521	1,042
Rest of the world	110	10	8	9.1	108	159
Retirement benefits (see note below)	–	35	35	–	(46)	(46)
Taxation and dividends	–	–	–	–	(114)	(114)
Continuing operations	2,291	214	145	9.3	1,367	2,615
Discontinued operations	493	64	63	13.0	107	128
	2,784	278	208	10.0	1,474	2,743

Retirement benefits
The interest and amortisation of variations with respect to retirement benefits included in operating profit have not been allocated to the geographic regions because the Board consider it more meaningful to show them separately. Had they been allocated, the allocation would have been based on net assets and would have resulted in the following allocations: United Kingdom and Ireland £6m (2000: £7m), Continental Europe £14m (2000: £13m), the Americas £11m (2000: £12m) and the rest of the world £2m (2000: £3m).

c Geographic analysis by destination of turnover

	2001 £m	2000 £m
United Kingdom and Ireland	432	338
Continental Europe	1,185	926
The Americas	1,568	908
Rest of the world	167	119
Continuing operations	3,352	2,291
Discontinued operations	136	493
	3,488	2,784

d Turnover of associates

	2001 £m	2000 £m
Continuing operations	101	53
Discontinued operations	-	1
	101	54

2 Operating expenses

	Continuing operations before goodwill amortisation and exceptional items £m	Continuing operations goodwill amortisation £m	Continuing operations exceptional items £m	Discontinued operations £m	Total £m
2001:					
Raw materials	1,620	–	–	58	1,678
Employee costs	586	–	16	28	630
Depreciation	159	–	–	5	164
Impairment of fixed assets	–	–	73	–	73
Other operating expenses	596	66	13	20	695
Other operating income	(17)	–	–	–	(17)
	2,944	66	102	111	3,223
2000:					
Raw materials	975	–	–	220	1,195
Employee costs	446	–	10	112	568
Depreciation	124	–	–	21	145
Impairment of fixed assets	–	–	5	–	5
Other operating expenses	496	32	22	76	626
Other operating income	(17)	–	–	–	(17)
	2,024	32	37	429	2,522

	2001 £m	2000 £m
Operating expenses include:		
Research and development	28	25
Hire of plant and machinery	5	5
Other operating lease rentals	26	23
Rental income	(7)	(7)
Share of profits less losses of associates	(10)	(3)

3 Auditors' remuneration

	2001 Audit £m	2001 Taxation services £m	2001 Other services £m	2000 Audit £m	2000 Taxation services £m	2000 Other services £m
Group auditors, Ernst & Young LLP:						
United Kingdom	0.6	–	0.7	0.5	0.1	0.1
Overseas	1.4	0.1	0.2	1.5	–	1.3
Other audit firms, overseas	0.1	0.1	0.3	–	1.6	0.1
	2.1	0.2	1.2	2.0	1.7	1.5

Auditors' remuneration includes £0.2m (2000: £0.2m) for audit services and £0.5m (2000: £0.2m) for other services provided to Rexam PLC. Other services provided mainly relate to disposals.

In addition, £0.2m (2000: £0.5m) was paid to Ernst & Young LLP in respect of due diligence on acquisitions and £nil (2000: £0.2m) was paid to other audit firms in respect of shareholder circulars, taxation and other advice. These amounts have been capitalised in the cost of the investment and are excluded from the above table.

4 Employees

a Average number of employees

	2001 Number	2000 Number
Beverage Packaging	8,700	6,300
Plastic Packaging	12,000	12,200
Consumer Packaging	20,700	18,500
Disposals and businesses for sale	1,600	1,900
Continuing operations	22,300	20,400
Discontinued operations	700	3,400
	23,000	23,800
United Kingdom and Ireland	3,800	3,900
Continental Europe	7,800	7,000
The Americas	6,300	5,300
Rest of the world	4,400	4,200
Continuing operations	22,300	20,400
Discontinued operations	700	3,400
	23,000	23,800

The 2000 analysis of the average number of employees has been restated as described in Accounting Policies "Basis of preparation" on page 68.

b Employee costs

	2001 £m	2000 £m
Wages and salaries	561	497
Social security	69	72
Pensions and other retirement benefits	-	(1)
	630	568

For details of directors' remuneration refer to the Remuneration Report on pages 60 to 66.

c SSAP24 pensions and other retirement benefits

	2001 £m	2000 £m
United Kingdom funded defined benefit pension schemes	(25)	(22)
Overseas funded defined benefit pension schemes	(6)	(1)
Overseas unfunded defined benefit pension schemes	4	4
Defined benefit pension schemes	(27)	(19)
Overseas defined contribution pension schemes	6	7
Other retirement benefits	21	11
	-	(1)
Regular cost of defined benefit pension schemes	25	26
Interest and amortisation of variations	(52)	(45)
Defined benefit pension schemes	(27)	(19)
Regular cost of other retirement benefits	2	1
Interest and amortisation of variations	19	10
Other retirement benefits	21	11

Cash contributions made to defined benefit pension schemes in 2001 amounted to £9m (2000: £9m).

4 **Employees** continued

c SSAP24 pensions and other retirement benefits (continued)

(i) SSAP24 defined benefit pension schemes

The Group operates pension schemes for the majority of its employees worldwide. The principal schemes are in the United Kingdom and the United States and are of the funded defined benefit type whereby pensions are based on employees pensionable remuneration and length of service. The assets of these schemes are kept separate from those of the Group and are assessed with the advice of qualified external actuaries using the projected unit credit method. The regular cost of providing for defined benefit pension schemes is spread over the service lives of employees in the schemes. Variations from regular cost are similarly spread over the expected service lives. There are also a number of European plans where pension costs have been calculated using the projected unit credit method and assumptions consistent with SSAP24. Overall, the future contributions payable by the Group will generally be set at levels that take account of the surpluses that currently exist in the schemes. For the purpose of SSAP24, a summary of the main assumptions used, balance sheet recognition and most recent actuarial valuation dates is set out below.

Assumptions:	UK schemes %	USA schemes %	Other overseas schemes %
Rate of increase in salaries	4.75	5.00	3.25
Rate of increase in pensions in payment	3.25	–	–
Discount rate	6.25	7.50	6.00

Amounts recognised on the balance sheet at 31 December 2001:	UK schemes £m	USA schemes £m	Other overseas schemes £m	Total £m
Pension asset	178	187	–	365
Pension provisions	–	(43)	(43)	(86)
Fixed asset investments	–	28	–	28
Gross amount	178	172	(43)	307
Deferred taxation	(53)	(60)	13	(100)
Net amount	125	112	(30)	207

Most recent full actuarial valuation dates:		
Rexam Pension Plan	6.4.2000	
Nacanco 1998 Pension Plan	1.8.2000	
Rexam USA schemes		1.1.2000
ANC USA schemes		1.8.2000

(ii) SSAP24 other retirement benefits

Certain current and former employees in the United States are provided with other retirement benefits, principally medical costs and life assurance. The cost of those benefits, assessed with the advice of qualified actuaries, is spread on a basis similar to that used for the defined benefit pension schemes. Liabilities in respect of prior years are being provided for by an increased annual charge over the estimated average remaining service lives of the employees in the respective schemes. For the purpose of SSAP24, a summary of the main assumptions used, balance sheet recognition and most recent actuarial valuation dates is set out below.

Assumptions:	%
Medical inflation	12 reducing to 5
Discount rate	7.50

4 **Employees** continued

c SSAP24 pensions and other retirement benefits (continued)

(ii) SSAP24 other retirement benefits (continued)

Amounts recognised on the balance sheet at 31 December 2001:	£m
Debtors receivable due after more than one year	8
Retirement medical provision	(280)
Gross amount	(272)
Deferred taxation	95
Net amount	(177)

Most recent full actuarial valuation dates:	
Rexam retirement medical schemes	1.1.2000
ANC retirement medical schemes	1.8.2000

d FRS17 pensions and other retirements benefits

(i) FRS17 defined benefit pension schemes

Assumptions:	UK schemes %	USA schemes %	Other overseas schemes %
Rate of increase in salaries	4.00	5.00	3.25
Rate of increase in pensions	3.25	–	2.00
Discount rate	5.80	7.25	6.00
Inflation	2.50	3.00	2.00
Long term expected rate of return on equities at 31 December 2001	8.00	9.10	8.00
Long term expected rate of return on bonds at 31 December 2001	5.00	5.60	5.25

Pension scheme values at 31 December 2001:	UK schemes £m	USA schemes £m	Other overseas schemes £m	Total £m
Market value of equities	869	211	15	1,095
Market value of bonds	206	1,116	18	1,340
Cash	5	1	1	7
Total market value of assets	1,080	1,328	34	2,442
Present value of scheme liabilities	(989)	(1,288)	(71)	(2,348)
Surplus/(deficit) in schemes	91	40	(37)	94
Deferred taxation	(27)	(14)	11	(30)
Net pension asset/(liability)	64	26	(26)	64

Pension scheme values at 31 December 2001 analysed by type of scheme:	Funded defined benefit schemes £m	Other schemes £m	Total £m
Market value of assets	2,414	28	2,442
Present value of scheme liabilities	(2,275)	(73)	(2,348)
Surplus/(deficit) in schemes	139	(45)	94

4 **Employees** continued

d FRS17 pensions and other retirements benefits (continued)

(ii) FRS17 other retirement benefits

Assumptions:	%
Medical inflation	12 reducing to 5
Discount rate	7.25
Inflation	3.00

Other retirement benefit values at 31 December 2001:	£m
Total market value of assets	8
Present value of liabilities	(261)
Gross other retirement benefits liability	(253)
Deferred taxation	89
Net other retirement benefits liability	(164)

(iii) Group profit and loss reserve at 31 December 2001 under FRS17

	£m
Group profit and loss reserve (Note 22)	(174)
SSAP24 defined benefit pension schemes net asset	(207)
SSAP24 other retirement benefits net liability	177
Group profit and loss reserve excluding SSAP24 retirement benefits	(204)
FRS17 defined benefit pension schemes net asset	64
FRS17 other retirement benefits net liability	(164)
Group profit and loss reserve under FRS17	(304)

5 **Exceptional items**

	2001 £m	2000 £m
Exceptional items included in operating profit - continuing operations:		
ANC acquisition and integration costs	(8)	(22)
Reorganisation costs	(21)	(10)
Fixed assets impaired (see below)	(73)	(5)
Exceptional items included in operating profit	(102)	(37)

	Impairment tangible fixed assets £m	Impairment fixed asset investments £m	Impairment fixed assets total £m	Remaining net book value £m
2001:				
Beverage Packaging: furnaces and glass making equipment	(2)	-	(2)	-
Plastic Packaging: moulding and converting equipment	(8)	-	(8)	3
Image Products: coating equipment and buildings	(61)	(2)	(63)	1
	(71)	(2)	(73)	4
2000:				
Plastic Packaging: moulding and converting equipment	(5)	-	(5)	10

The remaining net book value at 31 December, which was assessed in accordance with FRS11 "Impairment of fixed asssets and goodwill", is based upon net realisable value.

5 Exceptional items continued

	2001 £m	2000 £m
Disposal of businesses:		
Profit before attributable goodwill	330	36
Attributable capitalised goodwill written off	(32)	(8)
Attributable goodwill in reserves written off	(118)	(92)
	180	(64)
Continuing operations	(7)	5
Discontinued operations	187	(69)
	180	(64)

6 Interest

	2001 £m	2000 £m
Interest payable:		
Loan capital with banks	119	93
Loan capital with other financial institutions	1	4
Bank overdrafts	8	5
Finance leases	4	1
Amortisation of financing fees	2	1
Share of interest of associates	1	1
	135	105
Interest receivable	(20)	(29)
	115	76
Exceptional items	–	13
	115	89

Interest payable on loan capital with other financial institutions relates to interest on the United States industrial revenue bonds and on the 9.44% United States dollar senior notes. Exceptional interest in 2000 of £13m relates to financing fees for bank facilities in respect of ANC acquisition.

7 Taxation on ordinary activities

	2001 £m	2000 £m
United Kingdom:		
Corporation tax at 30% (2000: 30%) on income for the year	34	–
Adjustments in respect of prior years	(4)	(5)
Double taxation relief	(29)	–
	1	(5)
Overseas:		
Overseas taxation on income for the year	56	44
Share of taxation of associates	2	–
Adjustments in respect of prior years	2	(3)
	60	41
Deferred taxation	5	11
	66	47
Operations before exceptional items	66	61
Exceptional taxation	–	(14)
	66	47
Exceptional taxation:		
Disposals of businesses – discontinued operations	4	(2)
Reorganisation costs – continuing operations	(4)	–
Adjustment with respect to deferred taxation on retirement benefits – continuing operations	–	(12)
	–	(14)

8 Ordinary dividends on equity shares

	2001 £m	2000 £m
2001 proposed final dividend of 9.2p payable 5 June 2002	**39**	–
2001 interim dividend of 6.7p paid 5 November 2001	**26**	–
2000 final dividend of 8.7p paid 3 July 2001	**–**	34
2000 interim dividend of 6.4p paid 6 November 2000	**–**	25
	65	59

9 Earnings per ordinary share

	2001 Basic pence	2001 Diluted pence	2000 Basic pence	2000 Diluted pence
Earnings per ordinary share:				
Before goodwill amortisation and exceptional items	**36.6**	**35.3**	33.9	33.0
Including goodwill amortisation and exceptional items*	**39.4**	**37.9**	1.3	1.3

	2001 Basic £m	2001 Dilution on conversion of preference shares £m	2001 Diluted £m	2000 Basic £m	2000 Dilution on conversion of preference shares £m	2000 Diluted* £m
Earnings:						
Profit attributable to ordinary shareholders before goodwill amortisation and exceptional items	**144**	**5**	**149**	133	5	138
Goodwill amortisation	**(67)**	**–**	**(67)**	(33)	–	(33)
Exceptional items	**78**	**–**	**78**	(95)	–	(95)
Profit attributable to ordinary shareholders	**155**	**5**	**160**	5	5	10

	2001 Number millions	2000 Number millions
Average number of shares:		
Average number of shares in issue for the year	**393.1**	392.9
Dilution on conversion of preference shares*	**24.4**	24.4
Dilution on exercise of outstanding share options*	**4.6**	1.5
On a diluted basis	**422.1**	418.8
Number of shares in issue at 31 December	**430.5**	396.4

* There was no dilution in 2000 arising from the conversion of preference shares or the exercise of outstanding share options.

Earnings per share before goodwill amortisation and exceptional items has been shown in addition to that required by FRS14 in order to give a better appreciation of the underlying business results. Share options outstanding at 31 December 2001 are detailed in the Directors' Report on page 55.

10 Intangible fixed assets: goodwill

	Cost £m	Amortisation £m	Net book value £m
Group:			
At 1 January 2001	1,319	(50)	1,269
Currency fluctuations	(11)	2	(9)
Acquisitions (Note 23a)	35	–	35
Disposals	(35)	3	(32)
Amortisation charge for the year (based on 20 years life)	–	(67)	(67)
At 31 December 2001	**1,308**	**(112)**	**1,196**

11 Tangible fixed assets

	Land and buildings £m	Plant, machinery and vehicles £m	Assets under construction £m	Total £m
Group:				
Cost at 1 January 2001	392	1,477	50	1,919
Currency fluctuations	2	–	1	3
Acquisition of businesses	6	(11)	(1)	(6)
Disposal of businesses	(53)	(206)	(2)	(261)
Additions	11	108	56	175
Disposals	(10)	(40)	–	(50)
Transfer to surplus properties	(17)	(1)	–	(18)
Transfer from stocks	–	7	–	7
Reclassifications	8	52	(60)	–
Other adjustments	3	4	–	7
At 31 December 2001	**342**	**1,390**	**44**	**1,776**
Depreciation at 1 January 2001	54	557	–	611
Currency fluctuations	–	(2)	–	(2)
Charge for the year	12	152	–	164
Impairment	13	58	–	71
Disposal of businesses	(16)	(123)	–	(139)
Disposals	(3)	(34)	–	(37)
Transfer to surplus properties	(9)	(1)	–	(10)
Reclassifications	(1)	1	–	–
At 31 December 2001	**50**	**608**	**–**	**658**
Net book value at 31 December 2001	**292**	**782**	**44**	**1,118**
Net book value at 31 December 2000	338	920	50	1,308

The net book value of land and buildings comprises freeholds of £276m (2000: £319m) and long term leaseholds of £16m (2000: £19m). Freehold land and buildings includes land of £47m (2000: £68m) which is not depreciated. Interest capitalised included in the net book value of tangible fixed assets is £1m (2000: £2m). The net book value of plant and machinery includes £35m (2000: £41m) of finance leased assets. Depreciation charged on finance leased assets was £5m (2000: £2m).

	Plant, machinery and vehicles cost £m	Plant, machinery and vehicles depreciation £m	Net book value £m
Rexam PLC:			
At 1 January 2001	4	(2)	2
Additions	3	–	3
Charge for the year	–	(1)	(1)
At 31 December 2001	**7**	**(3)**	**4**

12 Fixed asset investments

	Associated undertakings £m	Rexam PLC shares £m	Unlisted overseas £m	Total £m
Group:				
At 1 January 2001	58	13	38	109
Currency fluctuations	(1)	–	2	1
Acquisition of businesses	(3)	–	–	(3)
Additions	–	–	7	7
Disposals	(29)	–	–	(29)
Retained profit	5	–	–	5
Impairment	–	–	(2)	(2)
Transfers	–	–	(12)	(12)
At 31 December 2001	**30**	**13**	**33**	**76**

Rexam PLC shares comprise 5,453,444 ordinary shares of 64 $\frac{2}{7}$p each (2000: 5,453,444), acquired at an average cost of £2.45 per share (2000: £2.45), held by the Rexam Employee Share Trust established to satisfy the requirements of the Rexam PLC Long Term Incentive Scheme. The purchases were funded by a combination of cash contributions from participating companies and interest free loans from Rexam PLC. Dividends receivable during the year on the shares have been waived. An annual charge is made to the profit and loss account representing an estimate of the proportion of options that will vest to participants. The administrative expenses of the Trust are borne by the Trust. The market value of the shares at 31 December 2001 was £20m (2000: £12m). For further details of the Long Term Incentive Scheme see the Remuneration Report on page 61.

Principal associates	Country of incorporation and principal area of operation	Issued capital	Group share	Nature of business activities
Hanil Can Company Ltd	Korea	1,681,666 shares of 5,000 won each	40%	Consumer packaging
Interprint Ltda	Brazil	4,650,713,100 quotas of reais 0.01 each	50%	Printing
Vitro-American National Can	Mexico	211,344,580 shares of 1 peso each	50%	Consumer packaging

The share of profits less losses of associates is based on unaudited management accounts for the year ended 31 December 2001.

	Subsidiary undertakings shares £m	Subsidiary undertakings loans £m	Total £m
Rexam PLC:			
At 1 January 2001	935	2,590	3,525
Currency fluctuations	–	(44)	(44)
Acquisitions/advances	28	3,289	3,317
Disposals/repayments	(28)	(3,205)	(3,233)
Amounts written off	(203)	(11)	(214)
At 31 December 2001	**732**	**2,619**	**3,351**

12 Fixed asset investments continued

The principal subsidiary undertakings are shown below. Save as indicated with an asterisk, the capital is wholly owned by Rexam PLC. Subsidiary undertakings incorporated in Great Britain are registered in England and Wales.

Subsidiary undertaking	Country of incorporation	Principal area of operation	Identity of capital held	Nature of business activities
Rexam Beverage Can Americas Inc*	United States	Worldwide	Common stock	Consumer packaging
Rexam France SA*	France	France	Ordinary shares	Consumer packaging
Rexam Holdings AB*	Sweden	Continental Europe	Ordinary shares	Consumer packaging
Rexam Inc*	United States	United States	Common stock	Consumer packaging/Coated films and papers
Rexam Overseas Holdings Limited	Great Britain	Great Britain	Ordinary shares	Holding company
Rexam UK Holdings Limited	Great Britain	Great Britain	Ordinary shares	Holding company
TBS Engineering Limited*	Great Britain	Great Britain	Ordinary shares	Battery assembly equipment

13 Stocks

	2001 £m	2000 £m
Group:		
Raw materials, stores and consumables	121	156
Work in progress	21	33
Finished goods	191	219
	333	408

14 Debtors receivable within one year

	Group 2001 £m	Group 2000 £m	Rexam PLC 2001 £m	Rexam PLC 2000 £m
Trade debtors subject to securitisation	54	–	–	–
Less: proceeds from securitised debtors	(21)	–	–	–
	33	–	–	–
Other trade debtors	295	412	1	1
Subsidiary undertakings	–	–	17	122
Other debtors	123	110	27	25
	451	522	45	148

During the year the Group commenced a securitisation programme in respect of trade debtors of certain of its US subsidiaries. Under the terms of the programme, an interest in the ownership of a pool of trade debtors is sold to a securitisation company in exchange for a cash advance. The securitsation company recovers the cash advance, interest charges and programme fees solely from collection of the receivables and returns excess collections to the Group. Further interests in the pool of trade debtors are purchased on a revolving basis to maintain a set level of purchased interests in the debtors in the pool. In the event of any default in payment by a debtor, the securitisation company has recourse only to the remainder of the trade debtors in the pool in which it has an interest. The Group is not obliged and does not intend to support any losses arising from the sold interest in the pool of trade debtors. The securitisation company has agreed in the finance documentation that it can only seek repayment of the cash advance, interest and fees from collections generated by the securitised trade debtors, and cannot seek recourse from the Group in any other form. The Group does not have any option to repurchase the sold trade debtors.

An interest charge of £0.4m and programme fees of £0.1m have been included in the profit and loss account. Any slow payment risk on securitised debtors is not borne by the Group. The securitisation company purchases trade debtors from many other independent US companies and is a major issuer of commercial paper in the US market. It is not owned by, or related to, Rexam PLC or any member of the Group.

15 Debtors receivable after more than one year

	Group 2001 £m	Group 2000 £m	Rexam PLC 2001 £m	Rexam PLC 2000 £m
Pension asset	365	326	168	142
Deferred taxation (Note 19 vi)	7	–	–	–
Other debtors	23	44	–	–
	395	370	168	142

16 Other creditors

	Group 2001 £m	Group 2000 £m	Rexam PLC 2001 £m	Rexam PLC 2000 £m
Amounts falling due within one year:				
Trade creditors	377	332	2	1
Subsidiary undertakings	–	–	224	179
Taxation and social security	59	81	–	–
Deferred consideration	3	1	1	1
Other liabilities	254	298	40	32
Dividends	41	36	41	36
	734	748	308	249
Amounts falling due after more than one year:				
Subsidiary undertakings	–	–	291	469
Taxation	49	–	–	–
Other liabilities	30	33	1	–
	79	33	292	469

17 Borrowings

	Repayment dates	Group 2001 £m	Group 2000 £m	Rexam PLC 2001 £m	Rexam PLC 2000 £m
Secured:					
United States industrial revenue bonds		–	18	–	–
Bank loans	2002-2006	7	9	–	–
		7	27	–	–
Unsecured:					
9.44% United States dollar senior notes		–	17	–	–
Other loans		–	8	–	–
Bank loans:					
Europe	2002-2006	1,321	1,934	1,313	1,910
United States		–	70	–	–
Financing fees for bank facilities		(8)	(10)	(2)	(2)
Currency swaps with banks		–	2	–	2
Loan capital and currency swaps with banks		1,320	2,048	1,311	1,910
Bank overdrafts		61	56	79	40
Capital element of finance leases		59	67	–	–
Total borrowings		1,440	2,171	1,390	1,950
Repayment analysis:					
Amounts falling due after more than one year:					
In more than one year but not more than two years		17	691	–	689
In more than two years but not more than five years		713	1,231	678	1,219
In more than five years		13	85	–	–
		743	2,007	678	1,908
Amounts falling due within one year, or on demand		697	164	712	42
		1,440	2,171	1,390	1,950

17 Borrowings continued

The security given for secured loans is principally land and buildings. The amount of borrowings of the Group not wholly repayable within five years is £13m (2000: £85m). Interest is payable on loan capital wholly repayable within five years at rates varying between 2% and 6%. Currency swaps in 2000 of sterling for United States dollars and euros, hedging foreign currency denominated investments, were entered into and the translation difference between the relevant sterling and currency amounts was included in borrowings. Finance leases due after more than five years are £13m (2000: £67m).

18 Financial risk management

Debtors receivable within one year and other creditors falling due within one year that meet the definition of a financial asset or liability under FRS13, "Derivatives and other financial instruments: disclosures", have been excluded from all disclosures in this note, except 18a the currency balance sheet.

a Currency balance sheet at 31 December 2001

	Total £m	Sterling £m	US dollar £m	Euro/ Scandinavian £m	Other currencies £m
Net assets	2,347	426	878	852	191
Goodwill written off to reserves	522	135	294	91	2
Net assets including goodwill written off to reserves	2,869	561	1,172	943	193
Net borrowings:					
Excluding forward foreign exchange contracts	(1,361)	(116)	(574)	(677)	6
Forward foreign exchange contracts	-	27	41	(21)	(47)
	(1,361)	(89)	(533)	(698)	(41)
Equity excluding goodwill written off to reserves	1,508	472	639	245	152

b Summary of financial assets and liabilities

	2001 £m	2000 £m
Financial assets:		
Cash, money market deposits and marketable securities	79	111
Currency swaps with banks	-	65
Businesses held for resale	-	58
Other debtors receivable after more than one year	23	44
	102	278
Financial liabilities:		
Total borrowings excluding currency swaps with banks	(1,440)	(2,169)
Currency swaps with banks	-	(67)
Other creditors falling due after more than one year	(30)	(33)
Provisions for liabilities and charges	-	(20)
Non equity convertible cumulative preference shares	(89)	(90)
	(1,559)	(2,379)
Net financial liabilities	(1,457)	(2,101)

An explanation of the Group's objectives, policies and strategies for the role of derivatives and the financial instruments in managing and controlling the risks of the Group and its activities can be found in the Operating and Financial Review on pages 52 to 53.

18 **Financial risk management** continued

c Currency exposures at 31 December

There were no significant unhedged transaction exposures in either 2000 or 2001 which gave rise to net currency gains or losses in the profit and loss account.

d Interest rate risk profile

	Total £m	Interest free £m	At floating interest rates £m	At fixed interest rates £m	Weighted average fixed interest rate %	Weighted average period for which rate is fixed Years
Financial assets at 31 December 2001:						
Sterling	15	2	13	–	–	–
US dollar	57	18	39	–	–	–
Euro/Scandinavian	10	2	8	–	–	–
Other currencies	20	1	19	–	–	–
	102	23	79	–	–	–
Financial liabilities at 31 December 2001:						
Sterling	(105)	(3)	(102)	–	–	–
US dollar	(594)	(22)	(259)	(313)	6.3	2.0
Euro/Scandinavian	(711)	(5)	(161)	(545)	5.0	2.9
Other currencies	(60)	–	(60)	–	–	–
	(1,470)	(30)	(582)	(858)	5.4	2.6
Non equity convertible cumulative preference shares	(89)					
	(1,559)					
Financial assets at 31 December 2000:						
Sterling	102	32	–	70	7.7	1.4
US dollar	85	37	48	–	–	–
Euro/Scandinavian	59	33	26	–	–	–
Other currencies	32	–	32	–	–	–
	278	102	106	70	7.7	1.4
Financial liabilities at 31 December 2000:						
Sterling	(123)	(2)	(121)	–	–	–
US dollar	(1,204)	(42)	(914)	(248)	5.6	2.6
Euro/Scandinavian	(913)	(9)	(333)	(571)	4.9	3.9
Other currencies	(49)	–	(49)	–	–	–
	(2,289)	(53)	(1,417)	(819)	5.1	3.5
Non equity convertible cumulative preference shares	(90)					
	(2,379)					

Floating rate interest is paid on short term borrowings under committed term bank facilities. For the principal facilities the interest rate is determined by reference to LIBOR in the relevant currency and market. For overdrafts used to fund the working capital needs of subsidiary undertakings the interest rate is determined by reference to appropriate local bank rates. Floating interest rates on financial assets and liabilities are determined in the same way. Other debtors receivable after more than one year and other creditors payable after more than one year are interest free. The non equity convertible cumulative preference shares are separately shown since they are financial liabilities on which dividends and not interest were paid, as detailed in Note 21 to the Accounts.

The estimated weighted average period to maturity for interest free financial assets is 1.5 years for sterling (2000: 0.5 years), 3 years for US dollars (2000: 1 year) and 1.5 years for euros (2000: 0.5 years). The amounts for financial liabilities are 2.5 years for sterling (2000: 3.7 years), 3 years for US dollars (2000: 2.4 years) and 3 years for euros (2000: 3.7 years).

18 Financial risk management continued

e Undrawn committed borrowing facilities

	Principal committed facilities £m	Facilities available £m
Remaining term at 31 December 2001:		
In more than three years but not more than four years	**1,220**	**541**
Remaining term at 31 December 2000:		
In more than one year but not more than two years	1,074	383
In more than four years	1,258	40
	2,332	423

Facilities available are that part of the principal committed facilities which was not drawn at 31 December. The Group has additional term loans and facilities available to it on a committed or uncommitted basis. Principal committed facilities comprise a euro 2,000m longer term facility and the remainder of a shorter US$1,600m facility, both arranged in 2000 to refinance the exisiting borrowings of the Group and finance the acquisition of ANC. The remaining £630m of the US$1,600m facility is now a term loan due for repayment in October 2002. Rexam intends to refinance the remaining £630m using a Medium Term Notes programme.

f Maturity profile of financial liabilities at 31 December

	2001 £m	2000 £m
In one year or less, or on demand	**(786)**	(239)
In more than one year but not more than two years	**(28)**	(711)
In more than two years but not more than five years	**(723)**	(1,242)
In more than five years	**(22)**	(187)
	(1,559)	(2,379)

g Fair value of financial assets and liabilities at 31 December

	2001 Book value £m	2001 Fair value £m	2000 Book value £m	2000 Fair value £m
Cash, marketable securities and money market deposits	**79**	**79**	111	111
Businesses held for resale	**-**	**-**	58	58
Other debtors receivable after more than one year	**23**	**23**	44	44
Total borrowings excluding currency swaps with banks	**(1,440)**	**(1,444)**	(2,169)	(2,170)
Net currency swaps with banks	**-**	**-**	(2)	(2)
Other creditors falling due after more than one year	**(30)**	**(30)**	(33)	(33)
Provisions for liabilities and charges	**-**	**-**	(20)	(20)
Non equity convertible cumulative preference shares	**(89)**	**(101)**	(90)	(80)
Interest rate swaps	**-**	**(21)**	–	5
Forward foreign exchange contracts	**-**	**(9)**	–	(8)
Aluminium futures contracts	**-**	**(10)**	–	2
Energy futures contracts	**-**	**(1)**	–	–
	(1,457)	**(1,514)**	(2,101)	(2,093)

Market values have been used to determine the fair values of money market deposits, marketable securities, currency swaps with banks and bank borrowings. The fair value of the non equity convertible cumulative preference shares has been determined by reference to the quoted market price at the close of business on 31 December 2001 (2000: 29 December). The fair values of interest rate swaps and fixed rate loans and leases have been determined by discounting their cash flows at prevailing interest rates. The fair value of forward foreign exchange contracts has been determined by marking those contracts to market against prevailing forward foreign exchange rates. The fair value of aluminium futures contracts has been determined by marking those contracts to market at prevailing forward aluminium prices. The fair value of energy futures contracts has been determined by marking those contracts to market at prevailing forward energy prices.

18 Financial risk management continued

h Unrecognised gains and losses on hedges

	Gains £m	Losses £m	Net £m
Unrecognised at 1 January 2001	17	(18)	(1)
Recognised in 2001	(6)	7	1
Arising before 1 January 2001 unrecognised in 2001	11	(11)	–
Unrecognised movement in 2001	(2)	(44)	(46)
Unrecognised at 31 December 2001	9	(55)	(46)
Expected to be recognised in 2002	6	(22)	(16)
Expected to be recognised in 2003 or later	3	(33)	(30)
	9	(55)	(46)

The Group uses derivatives and other financial instruments as part of its normal operations and financing activities to manage the exposures which arise from the global nature of its operations. The hedges are entered into for varying future periods, and they are recognised in the Accounts when the underlying exposure which they hedge is recognised. The movements and position as at 31 December 2001 on such hedges is set out above and in Note 18g and is a combination of the following: interest rate swaps, forward foreign exchange contracts, aluminium futures contracts, energy futures contracts, finance leases and fixed rate loans.

19 Provisions for liabilities and charges

	Pensions and other retirement benefits (Note i) £m	Long term employee incentive schemes (Note ii) £m	Disposals (Note iii) £m	Environmental compliance (Note iv) £m	Other (Note v) £m	Deferred taxation (Note vi) £m	Total £m
Group:							
At 1 January 2001	372	27	4	37	56	27	523
Currency fluctuations	7	1	–	1	2	–	11
Acquisition of businesses	1	–	–	4	(42)	(38)	(75)
Disposal of businesses	(6)	(23)	–	–	–	(1)	(30)
Provided/(released) in the year	28	13	–	–	(1)	5	45
Utilised	(31)	(4)	–	(4)	(1)	–	(40)
Transfers to working capital	(5)	(3)	–	(4)	(11)	7	(16)
Reclassifications	–	–	(2)	2	–	–	–
At 31 December 2001	366	11	2	36	3	–	418

	Disposals £m	Deferred taxation (Note vi) £m	Total £m
Rexam PLC:			
At 1 January 2001	1	47	48
Provided in the year	–	8	8
At 31 December 2001	1	55	56

Notes

i Pensions and other retirement benefits

A provision of £86m (2000: £90m) covers the expected cost of various funded and unfunded pension schemes operated throughout the Group. In addition a provision of £280m (2000: £282m) covers other retirement benefits, being medical costs and life assurance, given to certain current and former employees in the United States. These provisions are long term in nature and the timing of their utilisation is unknown.

19 Provisions for liabilities and charges continued

ii Long term employee incentive schemes

The Group operates various long term employee incentive schemes. An amount of £11m (2000: £7m) has been provided for senior executive share option and long term incentive schemes. These provisions are long term, with the timing of their utilisation being dependent on various performance criteria being met.

iii Disposals

The provision relates primarily to product warranty and associated claims in Australia. The amount of the final liability and timing of payment, if any, is dependent upon the outcome of ongoing legal and related proceedings.

iv Environmental compliance

The environmental compliance provision arises principally in the United States and is long term in nature with timing of its utilisation unknown.

v Other

Other provisions include £2m (2000: £2m) relating to onerous property contracts in the United Kingdom and £nil relating to ANC patent infringement litigation (2000: £40m). The timing of the utilisation of other provisions is unknown.

vi Deferred taxation

	Provided 2001 £m	Provided 2000 £m	Full potential (asset)/liability 2001 £m	Full potential liability 2000 £m
Group timing differences:				
Depreciation	12	16	38	47
Pensions and other retirement benefits	5	(3)	5	(3)
Other	(24)	14	(67)	26
Transfer to debtors receivable after more than one year	7	–	–	–
	–	27	(24)	70
Rexam PLC timing differences:				
Depreciation	4	4	4	4
Pensions and other retirement benefits	51	43	51	43
	55	47	55	47

No provision has been made for deferred taxation in respect of earnings which are retained overseas since the taxation payable on remittance to the United Kingdom is not expected to be significant due to the availability of tax credits.

20 Contingent liabilities

	2001 £m	2000 £m
Rexam PLC:		
Guarantees of borrowings of subsidiary undertakings and associates	93	53

The restructuring of the Russian beverage can business in 2000 involved the purchase by the Group of all of its then outstanding bank debt at a discount. The banks retain a right to further payments contingent upon the valuation of the business in the period 2005 to 2009. In the opinion of the directors, based on the current performance of the business, no additional amounts are payable.

In an international group a variety of claims arise from time to time; some have little or no foundation in law or in fact and others cannot be quantified. Provision has been made in these Accounts against those claims which the directors consider are likely to result in significant liabilities.

21 Share capital

a Ordinary equity share capital of Rexam PLC

	Authorised		Issued and fully paid	
	64 2/7p number	Total £m	64 2/7p number	Total £m
At 1 January 2001	557,490,009	358	396,440,487	255
Issued under placing of shares (see below)	–	–	31,000,000	20
Issued under share option schemes	–	–	3,084,409	1
Conversion of preference shares on 28 February 2001	34,982	1	6,137	1
At 31 December 2001	**557,524,991**	**359**	**430,531,033**	**277**

On 18 December 2001 31,000,000 new ordinary shares were issued under the terms of a placing. These shares were issued as fully paid and rank pari passu in all respects with share capital existing at that date.

b Non equity 7.75p convertible cumulative preference share capital of Rexam PLC

	Authorised		Issued and fully paid	
	128 4/7p number	Total £m	128 4/7p number	Total £m
At 1 January 2001	69,497,217	90	69,495,046	90
Conversion of preference shares on 28 February 2001	(17,491)	(1)	(17,491)	(1)
At 31 December 2001	**69,479,726**	**89**	**69,477,555**	**89**

The holders of the preference shares have the right to convert their holdings into fully paid ordinary shares on the basis of 17.544p in nominal amount of ordinary shares for every 100p in nominal value of preference shares. Conversion may take place on 28 February in any year until 2015. Any preference shares not converted by 28 February 2015 will automatically be redesignated as 7.75p cumulative preference shares and will be redeemed by Rexam PLC at 100p per share on 31 March 2015. The preference shareholders take priority over the ordinary shareholders in a distribution on the winding up of Rexam PLC to the extent of all outstanding interest and capital monies. The holders of preference shares are entitled to vote at a general meeting of Rexam PLC if a convertible preference dividend has not been paid or the business of the meeting involves the winding up of Rexam PLC or the alteration of the preference shareholders' rights.

22 Equity reserves

	Share premium account £m	Capital redemption reserve £m	Profit and loss reserve £m
Group:			
At 1 January 2001	396	279	(359)
Currency fluctuations	–	–	(23)
Profit and loss account	–	–	90
Goodwill written off on business disposals	–	–	118
Arising on placing of shares	87	–	–
Arising on shares under share option schemes	7	–	–
At 31 December 2001	**490**	**279**	**(174)**

Currency fluctuations charged to reserves in respect of borrowings used to hedge the Group's overseas investments were £19m (2000: £59m).

The amount of goodwill set off against reserves at 31 December 2001 is £522m. This comprises the balance at 1 January 2001 of £631m, increased by currency fluctuations of £9m and reduced by amounts realised on disposals of £118m during the year.

22 Equity reserves continued

	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Profit and loss reserve £m
Rexam PLC:				
At 1 January 2001	396	279	–	81
Profit and loss account	–	–	–	(188)
Unrealised gains	–	–	494	–
Arising on placing of shares	87	–	–	–
Arising on shares under share option schemes	7	–	–	–
At 31 December 2001	490	279	494	(107)

The loss for the financial year dealt with in the Accounts of Rexam PLC is £118m (2000: £16m). Other reserves reflect unrealised gains related to the transfer of investments between subsidiaries. The negative reserve of £107m in Rexam PLC at 31 December 2001 arises principally as a result of a provision of £214m against certain investments in subsidiaries. The directors consider the value of the remaining investments in subsidiaries are considerably more than their book value and, accordingly, the provision does not impact the distributable reserves of Rexam PLC which are a positive £107m at 31 December 2001 (2000: £81m).

23 Acquisitions

a Summary of acquisitions of businesses

All acquisitions have been completed by applying acquisition accounting principles.

	Book value and fair value of net assets for acquisitions made in 2001 £m	Final fair value adjustments relating to ANC (Note 23c) £m	2001 Total £m	2000 Total £m
Tangible fixed assets	19	(25)	(6)	498
Fixed asset investments	-	(3)	(3)	65
Retirement benefits asset	-	-	-	178
Working capital	8	(52)	(44)	178
Current and deferred taxation	-	24	24	(3)
Provisions	-	37	37	(407)
Minority interests	-	-	-	(1)
Securitised receivables	-	-	-	(39)
Cash and overdrafts	-	-	-	73
Loan capital	(14)	-	(14)	(784)
Finance leases	-	-	-	(68)
Fair value of net (liabilities)/assets acquired	13	(19)	(6)	(310)
Consideration	29	-	29	705
Fair value of net liabilities/(assets) acquired	(13)	19	6	310
Goodwill on acquisition	16	19	35	1,015

The total consideration for acquisitions in 2001 was £43m (2000: £1,523m) comprising £29m (2000: £657m) for the purchase of shares and net assets, acquisition costs of £nil (2000: £48m) and £14m (2000: £818m) for net borrowings assumed.

23 Acquisitions continued

b Final fair value table relating to ANC

	Book value of net assets acquired £m	Provisional fair value adjustments in 2000 £m	Provisional fair value of net assets acquired in 2000 £m	Revaluation adjustments in 2001 (Note 23c) £m	Accounting policy adjustments in 2001 (Note 23c) £m	Total final fair value of net assets acquired £m
Intangible fixed assets	680	(680)	–	–	–	–
Tangible fixed assets	508	(11)	497	(25)	–	472
Fixed asset investments	78	(12)	66	(3)	–	63
Pension asset	207	(29)	178	–	–	178
Working capital	164	13	177	(33)	(19)	125
Current and deferred tax	109	(112)	(3)	24	–	21
Provisions	(381)	(26)	(407)	37	–	(370)
Minority interests	(5)	4	(1)	–	–	(1)
Securitised receivables	–	(39)	(39)	–	–	(39)
Cash and overdrafts	73	–	73	–	–	73
Loan capital	(784)	–	(784)	–	–	(784)
Finance leases	(1)	(67)	(68)	–	–	(68)
	648	(959)	(311)	–	(19)	(330)

c Final fair value adjustments in 2001 relating to ANC

	Tangible fixed assets £m	Fixed asset investments £m	Working capital £m	Current and deferred taxation £m	Provisions £m
Revaluation adjustments:					
Physical and valuation review of tangible fixed assets	(23)	–	–	2	–
Disposal of associates	(2)	(2)	–	–	–
Release of provision for doubtful debts	–	–	10	–	–
Settlement of patent infringement litigation	–	–	(25)	–	42
US tax losses	–	–	–	30	–
Divestment plants restated at net realisable value	–	–	(8)	–	–
Provision for environmental liabilities	–	–	–	–	(4)
Other adjustments (net)	–	(1)	(10)	(8)	(1)
	(25)	(3)	(33)	24	37
Accounting policy alignment adjustments:					
Spare parts, computer software and pallets	–	–	(19)	–	–
	(25)	(3)	(52)	24	37

The final fair value adjustments in 2001 relating to ANC have been made to refine provisional valuations determined in 2000, following completion of the fair value appraisal in 2001.

d Cash flows arising from acquisitions

	2001 £m	2000 £m
Cash consideration	24	682
Cash balances acquired	–	(73)
Cash payments for prior year acquisitions	13	1
Net cash outflow	37	610

e Cash flows relating to exceptional activities

Cash flows from operating activities in 2001 include £21m (2000: £16m) with respect to the utilisation of the exceptional operating profit items set up in 2001 and prior years.

24 Disposals

a Summary of disposals of subsidiary undertakings

	2001 £m	2000 £m
Goodwill	146	100
Tangible fixed assets	122	83
Working capital	50	41
Current and deferred taxation	(1)	(1)
Provisions	(29)	–
Cash and overdrafts	17	(2)
Loan capital	(12)	(39)
Net assets disposed	293	182
Cash proceeds	480	120
Deferred proceeds	3	1
Accrued costs	(8)	(1)
Total proceeds	475	120
Gain/(loss) on disposal of subsidiary undertakings	182	(62)
Prior year and other disposals	(2)	(2)
Exceptional items (Note 5)	180	(64)

b Cash flow from disposals of subsidiary undertakings

	2001 £m	2000 £m
Cash proceeds	480	120
(Cash)/bank overdrafts disposed	(17)	2
Cash receipts for prior year disposals	1	2
Cash disposal costs	(6)	(5)
Other cash costs	–	(12)
Net cash inflow	458	107

25 Commitments

	2001 £m	2000 £m
Group:		
Future capital expenditure at 31 December for which contracts have been placed	14	33

	2001 Land and buildings £m	2001 Other £m	2000 Land and buildings £m	2000 Other £m
Group:				
Operating lease rentals payable in 2002 relating to commitments expiring:				
Within one year	2	1	3	2
Between one and five years	4	3	12	4
After five years	15	1	14	–
	21	5	29	6

Produced by Rexam Designed by Dowell//Stubbs Photography by Gunnar Nydrén and Rexam Printed in Sweden by Duro Grafiska



REXAM PLC
4 MILLBANK
LONDON
SW1P 3XR
UNITED KINGDOM
www.rexam.com

82-3

REXAM

FOCUS ON CONSUMER PACKAGING

ANNUAL REVIEW 2001





CONTENTS

THE REXAM YEAR AT A GLANCE

	2001 £m	2000 £m	Increase %
Sales	**3,488**	2,784	25
Operating profit*	**333**	278	20
Profit before taxation*	**218**	202	8
Free cash flow	**200**	105	90
	pence	pence	%
Basic earnings per ordinary share*	**36.6**	33.9	8
Dividends per ordinary share	**15.9**	15.1	5

* Before goodwill amortisation and exceptional items

FINANCIAL CALENDAR 2002

March 7	Announcement of 2001 Final Results
May 8	Ex-dividend date for 2001 final dividend on Ordinary Shares
May 16	Annual General Meeting
June 5	Proposed payment date for 2001 final dividend on Ordinary Shares
August 29	Announcement of 2002 Interim Results
October 9	Ex-dividend date for 2002 interim dividend on Ordinary Shares
November 6	Proposed payment date for 2002 interim dividend on Ordinary Shares
December 31	Financial year end

The Annual Review and Summary Financial Statement does not contain sufficient information to allow for a full understanding of the results of the Group or the state of affairs of the Company and of the Group. The separate publication entitled Annual Accounts 2001, together with this publication, comprise the full Annual Report. If you have received a copy of the Annual Review 2001 and would like a copy of the full Annual Report, please contact Lloyds TSB Registrars who will send you, free of charge, the Annual Accounts 2001.

Shareholders who receive the Annual Review but wish to receive the full Annual Report in future years should telephone or write to: Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. Telephone 0870 241 3931.

HOW WE PERFORMED IN 2001


SALES
CONSUMER PACKAGING 2001


OPERATING PROFIT*
CONSUMER PACKAGING 2001

BY BUSINESS

- BEVERAGE PACKAGING
- PLASTIC PACKAGING

	Sales by business		Operating profit by business*	
	2001 £m	2000 £m	2001 £m	2000 £m
Beverage Packaging	**2,306**	1,229	**214**	107
Plastic Packaging	**725**	677	**50**	38
Consumer Packaging	**3,031**	1,906	**264**	145
Retirement benefits	**–**	–	**33**	35
Ongoing operations	**3,031**	1,906	**297**	180
Disposals and businesses for sale	**321**	385	**10**	34
Continuing operations	**3,352**	2,291	**307**	214
Discontinued operations	**136**	493	**26**	64
	3,488	2,784	**333**	278

* Before goodwill amortisation and exceptional items

SALES
CONTINUING OPERATIONS 2001



OPERATING PROFIT*
CONTINUING OPERATIONS 2001**



BY REGION

- UK AND IRELAND
- CONTINENTAL EUROPE
- THE AMERICAS
- REST OF THE WORLD

	Sales by region		Operating profit by region*	
	2001 £m	2000 £m	2001 £m	2000 £m
United Kingdom and Ireland	**562**	436	**46**	22
Continental Europe	**1,096**	852	**131**	100
The Americas	**1,546**	893	**89**	47
Rest of the world	**148**	110	**8**	10
Retirement benefits	**-**	–	**33**	35
Continuing operations	**3,352**	2,291	**307**	214
Discontinued operations	**136**	493	**26**	64
	3,488	2,784	**333**	278

* Before goodwill amortisation and exceptional items

** Excluding retirement benefits

A CLEAR FOCUS ON CONSUMER PACKAGING

Since 1996 my annual letter to you has dealt largely with change, which is not surprising as only about a quarter of our original Rexam businesses remain with us today. Now, however, our strategic transformation is essentially complete. Today we are a company with a clear focus on Consumer Packaging. Last year I reported on the successful integration of PLM. This year the spotlight was on the American National Can (ANC) operations which we acquired in mid 2000.



We estimated that synergies from the ANC acquisition would reach £30 million by the end of 2002. We are well ahead of our original goal having achieved £23 million in 2001 to add to the £6 million reported in 2000. We are confident that there is more to come and are now projecting £35 million.

The acquisition has met its earnings enhancing target before goodwill in year one, as predicted, and is expected to cover the cost of capital next year. The beverage can business is now a genuine global leader in its sector. The transformation is a credit to the management team and, indeed, the whole beverage can organisation.

GROUP PERFORMANCE

Rexam's earnings performance in 2001 was in the main very satisfactory. Our Beverage Packaging business reported good figures, while the Plastic Packaging business made an encouraging comeback after a weak 2000. The tragic events of September 11 had a marginal overall effect on Group figures, although the beauty market did experience a sudden slowdown in the US, and to a lesser extent in Europe. The effect was compounded by a marked fall off in duty free sales.

Group sales improved to £3,488 million from £2,784 million. Adjusted for the effect of acquisitions and foreign exchange movements this represents an increase of 5%. Profit before tax and before goodwill amortisation and exceptional items rose by 8% to £218 million from £202 million, attributable mainly to higher volumes and improved efficiencies. Earnings per share before goodwill amortisation and exceptional items was up 8% to 36.6 pence compared with 33.9 pence last year. The Group generated strong free cash flow. This year's £200 million is well up on the figure for 2000 due to exceptionally good working capital performance.

I am pleased to report exceptional gains from the sale of businesses, although the final exceptionals total was reduced by restructuring charges and a write down of fixed assets.




BEST
BITTER

"The positive indications we received in 2000 have been largely confirmed in 2001"



BEVERAGE PACKAGING

Sales in Beverage Packaging increased to £2,306 million from £1,229 million in 2000, while operating profit rose to £214 million from £107 million coming mainly from the full year effect of the ANC acquisition, increased volumes and synergies. A strong performance in beverage cans in the Americas, and especially Brazil, was supported by good returns in Europe. The ANC acquisition gave us access to growth markets in southern Europe. Russia, where we have the world's most modern can making plant, showed signs of improvement after three difficult years.

Glass experienced another tough year but our focus on cost containment and added value products mitigated the effects. Overcapacity continues to affect our sales prices in continental Europe, while the strength of sterling favoured low price imports into the UK with a subsequent effect on our sales.

PLASTIC PACKAGING

We group our products for the beauty, healthcare and food packaging markets under the Plastic Packaging banner. After a poor performance in 2000, especially by our UK operations, we started the turnaround of the business. Sales were up 7% at £725 million, compared with last year's £677 million, and profit advanced to £50 million from £38 million, attributable to pricing, volume and improved efficiencies. The fact that one of the Plastic Packaging businesses was singled out for Rexam's own Best Performance Award 2001 is indicative of the change that is taking place. The actions that we have taken and our strong positions in our various market segments should see this positive trend continue.

FOCUS ON COST

As in past years, we continued our aggressive and far reaching programmes to establish leaner structures and improve efficiencies in all our businesses. There were exceptional charges of £35 million covering the ANC integration as well as capacity reductions chiefly in our Glass and Plastic Packaging operations.

NON PACKAGING BUSINESS

Two non packaging businesses remain within Rexam and both are in the process of being divested. Combined they provided little return in 2001. Rexam Image Products had a very poor year as a result of the sharp downturn in the US electronics and media businesses. We have provided an exceptional £4 million for restructuring costs and taken a fixed asset impairment charge of £63 million. TBS, which manufactures battery assembly machines, returned another excellent year.

DISPOSALS AND ACQUISITIONS

In line with our strategy to focus on Consumer Packaging and niche markets where we can attain leading positions, we divested a number of businesses during 2001. Rexam DSI and Rexam Release were sold in the first half of the year for £181 million and MiTek in July for £256 million. Later in the year, our flexible plastic business in Lakeville, Minnesota, was sold for £8 million. Pursuant to our undertakings to the European Commission on the acquisition of ANC, we divested three beverage can making plants for a total of £85 million, of which

£40 million is deferred consideration. In addition we also sold our beverage can joint ventures in Japan and the US for a total of £33 million.

We took the opportunity to consolidate our European position in plastic containers and beverage cans. In September we acquired a Danish plastic packaging operation for £16 million. In October we acquired a beverage can plant near Prague in the Czech Republic for £16 million.

NEW PLACING FINANCES ACQUISITIONS
In December we announced the acquisition of a US based fragrance pumps business for £75 million, which was completed in January 2002. It was financed through a placing of 31 million new ordinary shares, representing 7.8 % of Rexam's then issued ordinary share capital, which raised approximately £107 million after costs. It was the first public equity issue made by the Group since 1993. The balance of the funds raised was used to finance the acquisitions of the Danish and Czech businesses.

SIGNIFICANT DEBT REDUCTION
Debt reduction was one of management's principal objectives in 2001. We have now divested the vast majority of the businesses earmarked for sale for a total value of £738 million of the £800 million that we estimated for the period 2000 and 2001. The proceeds from the disposals, together with the strong underlying cash flow, have been used to pay down Rexam's borrowings. Debt at year end was appreciably lower than projected at £1,361 million. Gearing, which was over 300% at the end of 2000 dropped to 138% at the end of 2001. Although debt increased by £75 million in January 2002, following the completion of the fragrance pumps acquisition, we anticipate a reduction later in the year as further disposals are completed.

DIVIDENDS
For the year 2001, the Board is proposing a final dividend payment of 9.2 pence per ordinary share. This will mean 15.9 pence for the year, which is an increase of 5.3% on last year. Subject to shareholder approval at the 2002 Annual General Meeting, the dividend will be paid on 5 June 2002 to holders of ordinary shares registered on 10 May 2002.

LOOKING FORWARD
We shall continue to focus on cash generation and paying down debt and improving the performance of the Group as a whole. In the last six years we have set down some solid roots in Consumer Packaging. Now we must concentrate on maximizing the opportunity that we have created and on delivering increased levels of shareholder value. 2002 has started on course. A better pricing environment in the US beverage can market gives added encouragement for the year ahead and leaves me confident of the Group's future.

Jeremy Lancaster
Chairman
7 March 2002


2,045
1,923
2,389
2,784
3,488
97
98
99
00
01
SALES (£m)


198
195
236
278
333
97
98
99
00
01
OPERATING PROFIT BEFORE GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS (£m)


24.6
25.1
32.2
33.9
36.6
97
98
99
00
01
BASIC EARNINGS PER ORDINARY SHARE BEFORE GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS (p)

OUR VISION

Our vision is to become the leading consumer packaging group in each of our chosen market segments within beverages, beauty, healthcare and food. Leading doesn't necessarily refer to size, although we have to be large enough and global enough to meet our customers' requirements wherever they may be or want to be. We also have to be large enough to be an interesting customer to our suppliers so that we can derive maximum value from our position.

Leading also refers to our manufacturing capabilities, the quality of our products, the level of service we offer, our ability to innovate and the efficiency of how we manage the supply chain. We want to be No 1 with our employees in terms of providing the kind of working environment in which people can grow and feel respected and fulfilled. We also want to be a leader in the eyes of society at large in terms of the way in which we act in the community and the responsibilities we assume as an employer and citizen.



REXAM IN BEVERAGES

Beverage packaging accounts for about 75% of Rexam's total consumer packaging sales. Rexam is the No 1 beverage can manufacturer in Europe with 14 can plants and an approximate 40% share of the market. In 2001 the overall beverage can market in Europe grew approximately 7% driven by strong demand in Eastern Europe and continued growth in key markets such as the UK, Spain and Germany. Carbonated soft drinks and beer account for around 53% and 47% of the market respectively.

In the US, Rexam is the No 2 beverage can maker with a 23% market share. It has 21 plants including a plant in Mexico and a plant in Brazil. Beverage cans account for around 48% of the 47.1bn litres of soft drinks fillings. The equivalent figures for beer are 59% and 19.7bn. In 2001 the overall market for beverage cans remained fairly flat. In South America the beverage can market grew by 6–8%. In Asia, Rexam has joint ventures in China and Korea. These markets are growing on average at around 5%.

In glass, Rexam has an approximate 7% share of the European market which, with more than 15 players, is far less structured than the beverage can market. In its regional markets Rexam has a much stronger position. A continued focus on cost reduction and on new products such as flavoured alcoholic beverages supported by the latest manufacturing and decorating technology keep Rexam at the forefront of this business. Rexam is also a leader in refillable PET bottles and has a strong position in Northern Europe. Its innovative PEN bottles for beer are gaining share in Norway and Denmark. Rexam's main customers include Anheuser-Busch, Bass, Bacardi-Martini, Carlsberg, Coca-Cola, Coors, Heineken, Holsten, Interbrew, Pepsi, Red Bull, The Absolut Company and other international and regional brands.







REXAM IN BEAUTY

Plastic packaging for beauty products accounts for 12% of Rexam's consumer packaging sales. The range includes primarily fragrance and cosmetic pumps, spray samplers, valves, lipstick cases, compacts, deodorants, cosmetic closures, shampoo bottles and jars. Rexam has a 6% share of the global plastic beauty packaging market, which is worth some £4bn. The market remains very fragmented. The leader is estimated to have about a10% share. Rexam is one of the top four in the beauty packaging market worldwide. It is No 1 in lipstick cases and miniature spray samplers, No 2 in compacts, No 3 in dispensing systems for perfume, cosmetics and pharmaceuticals. It is also a leader in Asia for the whole range of make up and personal care products. Key customers include Avon, Chanel, Estée Lauder, L'Oréal, LVMH, Mary Kay, Procter & Gamble, PPR, Revlon and Unilever. Rexam has more than 20 plants worldwide and is well positioned to serve a global and consolidating beauty packaging market, which is expected to continue to grow at around 5% per year. Rexam's growth has been sustained by gains in market share and successful greenfield start ups such as the one in Brazil in 1999 in partnership with a leading customer. The expansion of the Le Tréport facility in France, completed at the end of 2001, increased production capacity of pumps and valves by a third to meet the fast growing demand. The 2002 acquisition of a US based fragrance pumps business opens up the US market and strengthens Rexam's global position in this market.

REXAM IN HEALTHCARE

Rexam is the world's leading supplier of flexible sterilisable medical device packaging with a 30% global market share. Its INTEGRA® line of healthcare flexible packaging also includes pharmaceutical blister films and lidding, barrier films for tubes, and hospital sterilisation and waste management supplies. Rexam has eleven healthcare flexible packaging facilities around the world. Expanding healthcare coverage in developing countries, the ageing of the population, customer consolidation and globalisation are all positive trends for a global healthcare packaging supplier like Rexam.

Rexam has a leading position in the USA in closures and containers for regulated markets that require child resistant or tamper evident products. It also supplies glass and plastic containers as well as dispensing systems to the pharmaceutical and medical industries.

The closures market is a growing market as users replace metal closures with plastic and with child resistant or tamper indicating packaging. The market is driven by innovation and improved designs. Healthcare customers include Abbott, Allegiance, Baxter, Becton-Dickinson, Boston Scientific, Johnson & Johnson, Medtronic, Tyco and Terumo.




becel






HELLMANN'S

REXAM IN FOOD

Rexam is a leading European supplier of thin wall plastic containers to leading international and regional brands. Rexam has nine plants in Europe and one in the USA. In a highly fragmented European thin wall market Rexam has a 6% share. The products include tubs and lids, retortable bowls, trays and barrier trays. The main markets are processed food such as yellow fats, ice cream, ready meals, etc and fresh foods such as meat, poultry, fruit and vegetables. Rexam is also a leading supplier of standard and proprietary glass containers to European and regional brands. Food trends are driven by national and regional tastes. Industry consolidation continues and the big branded food companies continue to rationalise their supplier bases. Customer consolidation can be an advantage for Rexam with our regional structure and proprietary technologies. In developed markets, convenience foods and eating out are driving the demand for food service packaging and for premium packaging. Functional food and fresh foods are also growing. In emerging markets, brands are investing for growth and there is a need for quality packaging. Customers include Arla, Heinz, International Home Foods, Lactalis, Mars, Morningstar Foods, Nestlé, Unilever and Uniq.


BEVERAGE
HEALTHCARE
BEAUTY
FOOD
BEVERAGE CAN AMERICAS
BEVERAGE CAN EUROPE & ASIA
GLASS
BEAUTY & CLOSURES
HEALTHCARE FLEXIBLES
PLASTIC CONTAINERS
WKD
Head & Shoulders

Rexam provides consumer packaging solutions for global and regional customers primarily in the beverage, beauty, healthcare and food segments. We work through six manufacturing Sectors each based on a specialised technology. Each of the Rexam Sectors has its own Sector Director who, together with his management team, is responsible for the running of the Sector.

REXAM IS A GLOBAL COMPANY SERVING GLOBAL AND REGIONAL CUSTOMERS

Rexam's customers are invariably world class organisations. As their industries continue to consolidate and expand they are becoming more global. At the same time, they are consolidating their supplier base and looking to align themselves with global partners who understand the scale and nature of their business, and who can supply their needs on a local level.

We must be world class in the way we deal with them. Rexam has consciously sought to put in place an international management team with which to build a global company. We have to forge close links with our customers to facilitate an intimate and long-term capability to serve their packaging needs.

Rexam has more than 100 manufacturing operations in some 25 countries serving the major markets of the world.

TOP 20 CUSTOMERS ACCOUNT FOR 56% OF REXAM CONSUMER PACKAGING SALES


56%

The majority of Rexam's sales are made to large international consumer products companies who are growing their businesses on a global and regional basis.

Allegiance	Interbrew
Anheuser Busch	J & J
BACI	L'Oréal
Bryggerigruppen	LVMH
Cadbury-Schweppes	Pabst
Carlsberg	Pepsi-Cola
Coca-Cola	Philip Morris
Coors	Procter & Gamble
Heineken	Red Bull
Holsten	Unilever

TOP 10 GLOBAL CONSUMER PACKAGING SUPPLIERS
Ranked by sales (£bn)
Rexam estimates


£bn
5
4
3
2
1
0
CROWN CORK & SEAL
TETRA PAK
OWENS-ILLINOIS
REXAM
TOYO SEIKAN
ST GOBAIN
BALL/REYNOLDS
PACTIV
SCHMALBACH-LUBECA
ALCAN

SECTOR HEADQUARTERS AND MANUFACTURING LOCATIONS

SOUTH EAST ASIA

China
- Rexam Beverage Can, Zhaoqing, joint venture
- Rexam Der Kwei Shenzhen
- Rexam Der Kwei Shanghai
- Rexam Der Kwei Tianjin

Hong Kong
- Rexam Beauty & Closures Regional HQ

Indonesia
- Rexam Der Kwei Jakarta
- Rexam Der Kwei Surabaya

Korea
- Rexam Beverage Can, Taejun City, joint venture

Singapore
- Rexam Medical Packaging Singapore

Taiwan
- Rexam Der Kwei Hsin Chur

THE AMERICAS

Brazil
- Rexam Beverage Can Extrema
- Rexam Beauty Packaging Jundiai
- Rexam Medical Packaging Londrina

Mexico
- Rexam Beverage Can, Queretaro, joint venture
- Rexam Medical Packaging Guadalajara

Puerto Rico
- Rexam Medical Packaging Cidra

USA
- Rexam Beverage Can Americas HQ Chicago
- Rexam Beverage Can Birmingham
- Rexam Beverage Can Bishopville
- Rexam Beverage Can Chatsworth
- Rexam Beverage Can Chicago
- Rexam Beverage Can GAPP Elk Grove Village
- Rexam Beverage Can EMD Elk Grove Village
- Rexam Beverage Can BTEC Elk Grove Village
- Rexam Beverage Can Fairfield
- Rexam Beverage Can Forest Park
- Rexam Beverage Can Fremont
- Rexam Beverage Can Kent
- Rexam Beverage Can Longview
- Rexam Beverage Can Oklahoma City
- Rexam Beverage Can Olive Branch
- Rexam Beverage Can Phoenix
- Rexam Beverage Can San Leandro
- Rexam Beverage Can St Paul
- Rexam Beverage Can Valparaiso
- Rexam Beverage Can Whitehouse
- Rexam Beverage Can Winston-Salem
- Rexam Dispensing Systems Thomaston
- Rexam Cosmetic Packaging Torrington
- Rexam Sussex
- Rexam Closures & Containers Evansville
- Rexam Closures & Containers Princeton
- Rexam Closures & Containers Madisonville
- Rexam Healthcare Flexibles HQ Mundelein
- Rexam Medical Packaging Mundelein
- Rexam Medical Packaging Madison
- Rexam Medical Packaging Mount Holly
- Rexam Medical Packaging Ashland
- Rexam Thin Wall Plastics Union

EUROPE

Austria
- Rexam Beverage Can Enzesfeld

Belgium
- Rexam Thin Wall Plastics Antwerp

Czech Republic
- Rexam Beverage Can Ejpovice
- Rexam Thin Wall Plastics Aš
- Rexam Petainer Aš

Denmark
- Rexam Glass Holmegaard
- Rexam Closures & Containers Langeskov
- Rexam Holmia Kolding
- Rexam Thin Wall Plastics Stilling

France
- Rexam Beverage Can Dunkerque
- Rexam Beverage Can Mont
- Rexam Beauty & Closures HQ Suresnes
- Rexam Sofab Le Tréport
- Rexam Cosmetic Closures Simandre
- Rexam SMT Tournus
- Rexam Reboul Annecy
- Rexam Beauté Métallisation Simandre
- Rexam SPS Coulommiers
- Rexam Thin Wall Plastics Troyes

Germany
- Rexam Beverage Can Berlin
- Rexam Beverage Can Recklinghausen
- Rexam Glass Bad Münder

Ireland
- Rexam Beverage Can Waterford
- Rexam Medical Packaging Sligo

Italy
- Rexam Beverage Can Nogara
- Rexam Beverage Can San Martino

Netherlands
- Rexam Glass Dongen
- Rexam Thin Wall Plastics Beuningen

Poland
- Rexam Glass Gostyn

Russia
- Rexam Beverage Can Naro Fominsk

Spain
- Rexam Beverage Can La Selva
- Rexam Beverage Can Valdemorillo

Sweden
- Rexam Beverage Can Fosie
- Rexam Glass Limmared
- Rexam Thin Wall Plastics Lidköping
- Rexam Petainer Lidköping

Turkey
- Rexam Beverage Can Manisa

UK
- Rexam Beverage Can Europe & Asia HQ Luton
- Rexam Beverage Can Milton Keynes
- Rexam Beverage Can Wakefield
- Rexam Glass HQ Barnsley
- Rexam Glass Barnsley
- Rexam Medical Packaging Winterbourne
- Rexam Plastic Containers HQ Yate
- Rexam Thin Wall Plastics Yate
- Rexam Thin Wall Plastics Hereford
- Rexam Thin Wall Plastics Deeside



BEVERAGE PACKAGING

- REXAM BEVERAGE CAN (Americas and Europe & Asia)
- REXAM GLASS

PLASTIC PACKAGING

- REXAM BEAUTY & CLOSURES
- REXAM HEALTHCARE FLEXIBLES
- REXAM PLASTIC CONTAINERS

REXAM HAS COME A LONG WAY WE ARE POISED TO TAKE IT FURTHER

Beverage Packaging accounts for just over three quarters of Rexam's Consumer Packaging sales. Within this area beverage cans are the engine driving us forward. It is a business for big players and the barriers to entry are substantial. We are the world's No 1 beverage can maker producing more than 42 billion cans a year. Because of the cash generative nature of the business, beverage cans are also the vehicle by which we will continue to further develop strong positions to serve our customers in our other chosen consumer packaging markets of beauty, healthcare and food.

Rexam has been in beverage packaging for three years since the acquisition of the European beverage packaging manufacturer PLM in early 1999. The acquisition of the beverage can maker American National Can (ANC) followed in mid 2000.

Achieving leadership positions in our chosen markets is of key strategic importance, because, although consumer packaging is a relatively non cyclical steady growth industry, to be profitable you have to be one of the leaders in well consolidated segments, or segments where you can build a strong position. The acquisitions of PLM and ANC were strategic moves to help achieve this goal.

FOCUS ON INTEGRATION

2001 was the first full year of ownership of ANC. Our task was to continue the integration work started in 2000 and to build on the energy that our beverage packaging operations had brought to Rexam. ANC had an impact on the entire Rexam structure. With the acquisition we changed overnight from being a European beverage can maker to a world leader. We also shifted from a predominantly beer oriented operation to one that had a dominant soft drinks customer. This naturally affected the way we acted and the expectations of the industry and the market.





"We are the world's No 1 beverage can maker producing more than 42 billion cans a year"





TWO TASKS

The integration of ANC involved two quite distinct tasks. In Europe, the acquisition meant a further consolidation of the industry. We had to bring together two previous competitors and weld them into a strong and focused team. In the USA, where we had no track record, our main aim was to restore peace in a debilitating price war. I am glad to report that we appear to have succeeded on both counts.

In Europe, it was important to get the new management right. Our beverage can organisation today comprises a mix of the former Rexam and ANC organisations, from top management to the various teams running the operations. Open communication and a common desire to live up to the No 1 label have been strong drivers in this process.

SYNERGIES ON TARGET

Europe has naturally produced the majority of the synergies arising from the ANC acquisition. The concentration of the head office function, as well as the centralisation of the technology and engineering resources, which were started at the end of 2000, established the standard for how we intend to create value from the acquisition.

In February we consolidated our European beverage can end plants from five to four units. The closure of the plant in Pianella, Italy, caused some disruption to supplies but this was swiftly rectified and we are now seeing the benefits of the rationalisation. Other synergy programmes have included benchmarking and supply chain initiatives, covering aluminium, energy and transport procurement among others.

In all, the synergies realised in Europe are £14 million. This combined with the £15 million yielded by the closure of the former ANC corporate office amounts to £29 million. We have achieved greater synergies in a shorter space of time than predicted and feel confident in now raising the original £30 million projection to £35 million.

THREE DIVESTMENTS, ONE ACQUISITION

The sale of three plants in Europe to comply with the requirements of the European Commission on the acquisition of ANC was completed at the start of 2002. We were aware that we would be obliged to moderate our position in Europe at the time of the acquisition and this was taken into account in our acquisition calculations.

HELPING RUSSIAN BREWERS EXTEND THEIR MARKET

The year is 1998. Rexam has just opened its new beverage can plant outside Moscow. Fitted with the latest equipment, the plant can produce nearly 2 billion cans a year. However, the Russian economy is headed into crisis, one that will negatively impact consumer demand. Total annual demand for beverage cans had declined to just some 500 million.

There is good news, though. Several international brewers entered Russia in the 1990s and invested in improving their brewing capacity. That's because beer is becoming an ever more popular drink with Russian consumers, especially the younger generation. It can be offered at reasonable prices in key regions, so the potential is there. What was needed was to stimulate consumer demand for beer in cans.

In the beginning of 2000, Rexam, together with the Russian can making and brewing industry and aluminium producers, ran an extensive marketing campaign to promote the beer can to Russian consumers. National TV advertising was the focus. Part awareness building and part informational, the goal of the campaign was to increase sales of beer in cans and cans in general.

The year is now 2001, and by all measures, the goals have been met. The sales of beer cans last year increased ten times compared with 1999, reaching over 5% of all retailed beer. The total can market in Russia (beer, alcoholic drink mixers and soft drinks) doubled to finish at 1.2 billion cans in 2001, twice as much as in 2000. Russian brewers have taken advantage of this change in consumer preference by launching a wide range of new brands in cans and they are keen to build on this momentum.


BALTIKA EXPORT
БАЛТИКА
7
LAGER BEER


WKD

The acquisition of the only beverage can making plant in the Czech Republic at the end of 2001 will enable us to improve our service to key customers and provides us with a base from which to further explore the potential of the growth markets in Eastern Europe.

GOOD MARKET GROWTH IN EUROPE

The integration of ANC took place against the background of a European beverage can market that grew overall by some 8%. Growth came primarily in geographic markets where we have strong positions, namely Southern and Eastern Europe, Russia, the Nordic countries and the UK, and in a product market where we have a strong presence, energy drinks. In Russia, the can is fast becoming the beverage container of choice among fillers. Demand increased significantly during the year thanks to a concerted effort to promote the beverage can by retailers, can makers and local aluminium suppliers. With a substantial market share and the most modern can making plant in the world, we are well placed to take advantage of this high growth market.

At the start of 2002, the Danish government finally lifted its ban on domestic beverage cans. We have been providing the Danish brewers with cans for export for many years. We know the customers and their filling lines and are therefore well prepared to build on these relationships when the can is introduced in June 2002.

COMPETITIVE ENVIRONMENT IN USA

In the USA, Rexam inherited an overcapacity situation where its operations were attempting to fill empty can lines unprofitably. Under new senior management, we made the decision that Rexam would not be chasing volume at any cost. Rexam has focused on establishing a better supply and demand balance, shutting down two can plants in Houston, Texas, and Brunswick, New Jersey. Beverage can capacity now appears to be more in line with demand.

USA JOINT VENTURE DISSOLVED

The termination of the joint venture beverage can plant with American brewer Coors will have some effect on volumes and profitability. The strong relationship with Coors built up over many years remains, and we continue to supply them with a variety of can sizes from other plants.


ABSOLUT
Country of Sweden
Absolut Mandrin is made from a unique blend of natural mandarin and orange flavors and vodka distilled from grain grown in the rich fields of southern Sweden. The distilling and flavoring of vodka is an age-old Swedish tradition. Vodka has been sold under the name Absolut since 1879.
40% ALC./VOL. (80 PROOF) 750 ML
IMPORTED

HELPING ABSOLUT OUTPERFORM THE MARKET

Since its launch in 1979, Absolut has continuously grown faster than the vodka market. Today, it is the second largest premium vodka brand in the world. The Absolut family consists of five members, all of which retain the clean, simple shape and appearance associated with an Absolut bottle.

Absolut Mandrin, launched in 1999, demonstrates how the company uses design to vary and develop the basic properties of its brand while retaining the essential Absolut character.

Three separate techniques are required for the Absolut Mandrin bottle. Matt etching is used to achieve a frost effect on the entire bottle. Screen-printing is used to set the familiar Absolut letters on the bottle. Pad printing adds orange ink onto the bottle's base, creating an enticing visual illusion that delivers high shelf appeal.

When first launched, Absolut Mandrin bottles had to be sent to three separate facilities in three different countries to be produced. Since 2000, Rexam Glass Limmared in Sweden is not only producing the bottles but is also handling all the added value printing techniques in-house. The result for The Absolut Company is a cost saving of some 30%.

Today the Limmared plant has ten production lines in total. Five for glass production, three for screen printing, one for matt etching and one for pad printing. It's a combination which provides unique production capability. Implementing the matt etching and pad printing processes was realised in 1999 after major investments by Rexam Glass. Today, the great majority of all Absolut bottles in the world are manufactured and printed in Limmared.



MARKET DEVELOPMENT IN THE AMERICAS

In the US, the growth in soft drink consumption is slowing while beer consumption is relatively flat. Alternative beverage consumption is growing, mostly fuelled by the rise of energy drinks. There is little growth in the beverage can market in the US. Industry initiatives to publicise the advantages of the beverage can have had a favourable response and recession may benefit the beverage can. In tough economic times people tend to stay at home, where the can is easily stored and used. The can market in Brazil is growing at an average rate of approximately 8%. With our high quality production facility and good customer relations we are well positioned to take advantage of this growth.

GLASS ACTS IN FACE OF OVERCAPACITY

The glass container industry in Northern Europe where we are active is highly fragmented and dogged by overcapacity and consequent low pricing. Our focus is very much on premium quality and operational excellence, and we are well invested in the latest technologies to meet the increasing needs of our customers for differentiated packaging. During the year we acted resolutely to enhance our operational excellence. The removal of two furnaces is set to improve utilisation, thus reducing operational and maintenance costs, as well as energy and manning costs.

PLASTIC PACKAGING PICKS UP

The plastic packaging market is a huge £85 billion world market. Our aim is to achieve leadership positions in selected market segments. We are No 1 in flexible medical packaging worldwide, the global No 3 in plastic beauty packaging, one of the top three in speciality closures in the US and the No 2 in tubs and trays (thin wall plastics) in Northern Europe.

Plastic Packaging had returned a poor performance in 2000, mainly owing to a sharp decline in thin wall containers. These businesses made a determined comeback in 2001. An in depth strategic review, allied to a restructuring programme which included the closure and sale of a number of plants, strict cost and expenditure control, plus a return to core competencies, customers and markets, paved the way for the revival. In addition, new senior management was installed in two of the businesses. The acquisition of a thin wall plastics manufacturer in Denmark in August consolidated our market position in Scandinavia.

HELPING DIOR TO CAPTIVATE ITS CUSTOMERS

Created in 1947, Parfums Christian Dior is one of the world leaders in fragrances, beauty care products and make up, and employs more than 5,000 people worldwide. Dior is one of the leading brands of the LVMH Group, the world's largest luxury products group with over 11.6 billion euros in net sales in 2000. In October 1999, Dior was looking for something outstanding for their future lipstick cases. They turned to Rexam Beauty & Closures to help transform the idea of a semi-transparent metallised case into an industrial manufacturing reality.

The key challenges lay in how to make the project technically feasible and how to guarantee the reproducibility of the look for large volume manufacturing (millions of units). Close collaboration between Dior and Rexam development teams helped establish and finalise the exact technical finish.

The result was the new Dior Addict case, a square shaped lipstick case that produces a captivating visual effect. Depending on the angle you look at it, the case changes appearance from transparent to a completely metallised effect. Rexam's new patented metallisation process, known as Metareflect®, provides the visual originality of the new Addict case. The process uses a special type of metallisation where the layer of atoms vacuum coated onto the surface is thin enough not to be opaque but provides a metallic reflection from any angle.

First delivery to Dior began in early 2001 and Dior Addict lipstick was launched globally in September 2001.





Early in 2002, the acquisition of a US based global beauty pumps business has opened up a new geographical market for Rexam beauty pumps and enhances our global manufacturing capability. It also provides a platform for increasing sales of our European made pumps in the US.

TOWARDS HIGHER LEVELS OF EXCELLENCE

Our customers invariably belong to world class organisations. That is why we must be world class in the way we deal with them. To push our performance to levels of excellence that customers value and that others cannot match, Rexam has adopted Lean Enterprise as an operational standard. Lean Enterprise is about utilising 100% of what we have, focusing on eliminating waste and having every employee fully involved in the process. It also creates a common framework for improvement throughout our business.

Within Lean Enterprise, our approach to quality is guided by Six Sigma, which we introduced in 1998. During 2001 Rexam increased its commitment to Six Sigma. We now have some 400 trained employees, as opposed to 125 in 2000, and that figure is set to double during this year. We are well on our way to establishing Six Sigma experts at every one of our manufacturing plants, technical centres and headquarters.

Rexam achieved an additional £10 million in savings from Six Sigma quality improvement projects during the year. In total, Six Sigma has helped achieve savings of some £32 million since its introduction. The continued focus on supply chain management, the introduction of new technologies, increased automation, as well as manpower reduction, brought efficiency savings as a whole for the Group to £28 million for the year.

DEVELOPING AND INSPIRING PEOPLE

As we sharpen our focus and raise our momentum, we need people who are enthused by what we can do and who are determined to be winners. Now in its fourth year, the Rexam Horizon Program, our own management development programme, supports the realisation of Rexam's business strategy by creating a talent pipeline that progressively builds the human capital base within the company and also by retaining that talent.

HELPING SSL WITH A FLEXIBLE SOLUTION

SSL International (formerly London International Group) is a major global manufacturer of surgical gloves. In the mid 1990s they began using flexible film to package their products. Although their first generation pack had been successful, SSL realised that there was room for improvement, and some criticisms had been received from the market place regarding the opening of the pack.

In 2000, SSL announced an investment in its operations in Malaysia. They decided to build a new plant and install new packaging machines to ensure greater capacity and efficiency. At that time, they turned to Rexam Medical Packaging to help find a new flexible film packaging solution. It would have to overcome the end user performance issues of the first generation pack, be capable of running on the new high speed packaging machines and be suitable for sterilisation by gamma irradiation. Time was tight as the first machine had to commence production within six months of the project start.

A multi-functional Rexam team took up the assignment and began extensive R&D work. A new laminate material that incorporated Rexam's patented Core Peel™ technology was specifically developed to meet the demanding product requirements. Next, trials and validation were completed on the new packaging machines both at the machine manufacturer's plant and after installation in Malaysia. Full approval for the new pack was obtained on time, enabling SSL to proceed on schedule with their installation and commissioning programme. Rexam then provided full technical support to assist SSL with the scale up of the production during 2001.

The new flexible film packaging for SSL overcomes the issues of their first generation pack, allows for higher production outputs and efficiencies as well as a reduction in waste levels. SSL has an improved packaging solution that gives greatly enhanced pack performance, which has been well received in the market place.


Biogel®
SURGICAL GLOVES
WITH BIOGEL® COATING.


Snack StOP

During the year we also initiated a programme to consciously build a culture that will have a positive effect on the way we work and do business. Now that we are a Group with a common foundation and a common sense of purpose, we can create a cycle for success based on a strong single brand, a believable set of core values and a way of working that cannot be matched. We are convinced that enlightened, motivated and satisfied employees will ensure that customer needs are more readily met, increasing prosperity in the business to the benefit of all stakeholders. You can read more about this programme, which we call The Rexam Way, on pages 26 to 27.

NOW THAT THE COMPANY IS THE COMPANY

After five years of intensive restructuring we are now very much the company that we set out to be. We have a strong position in Beverage Packaging. The way that we have turned our two recent acquisitions into a success demonstrates that we have the knowledge and understanding of the market that our customers appreciate and respect. In Plastic Packaging we have leading positions in growth segments. Our Plastic Packaging businesses are a vital part of our strategy to build long term and wide ranging relationships with our clients. We will continue to focus on providing unequalled service and products to our customers while concentrating on the careful management of our assets and cash flow. Still concentrating on growing the business and reducing fixed and variable costs, we will start to examine other areas that we can leverage. The change in the pricing environment in beverage cans in the USA is witness to what can be achieved.

Rexam has come a long way as a company. We are poised to take it further.

Rolf Börjesson
Chief Executive
7 March 2002


Snack®
StOP
PASTA

HELPING NESTLÉ SHIFT ITS SNACKS

At the end of 1999, Nestlé decided it needed to develop a new large snack food container to more aggressively market its Snack Stop brand in the United Kingdom. After conducting focus group sessions in early 2000, Nestlé asked Rexam to develop a new type of container that, through its size, shape and design, would deliver unique shelf appeal. As important, the new container would have to be able to protect consumers when adding boiling water to the plastic container.

Numerous 3D images and samples were designed and modeled by Rexam before Nestlé selected a unique oval shaped container. The complex shape meant that there would be forming issues using traditional injection molding processes. However, Rexam's proprietary RTF thermoforming technology overcame these difficulties resulting in a gripable, user friendly container that also provided an efficient thermal barrier. What's more, RTF meant that Nestlé could enjoy flexible production output to better match market demand.

These attributes proved so successful that in early 2001, Nestlé approached Rexam to develop a smaller pot to extend the Snack Stop range. The smaller container uses identical top dimensions, which allows both containers to be filled on the same new high speed filling line, thereby maximising production efficiency.

By March 2001, bulk production of the large container began and the product was launched in April. Production of the smaller Snack Stop container began in December 2001 and first deliveries started entering stores in early February 2002.

PEOPLE, SAFETY AND THE ENVIRONMENT


The Rexam Way

The line under the Rexam logo reads The Quality Name Around Quality Brands. Quality is a broad ranging concept. It refers to the packaging we design and manufacture, the manner in which we deal with our customers and suppliers, the way we present ourselves, and the way we want to be perceived in our dealings with our people and the communities we serve.

BUILDING A SINGLE STRONG CULTURE

In our journey to become a global consumer packaging company, we have concentrated very much on operational quality. Customer satisfaction is what drives us forward, at present and in the future. But now that Rexam has come together as one focused company, under a single Rexam brand, we have been able to start the work to develop a set of values that will further bind the Group together and that will help drive the growth of our ongoing activities. With operations stretching out across the globe and embracing a broad range of businesses and national cultures, finding a consistent and inspiring way of working together is a significant challenge, as well as a natural extension of our single brand strategy.

To set about achieving this, in 2001 we undertook a comprehensive survey that explored our people's attitudes to their work place and their work situation and importantly, what they would like to see change. The survey covered both management and operational people and a questionnaire was translated into fourteen different languages to gauge attitudes in Rexam worldwide.

This process has resulted in "The Rexam Way", a way of working and behaving which provides the framework and direction for all our various strategic initiatives. It covers every area of our business from manufacturing to marketing, from human resources to sales. It is based on a set of four core values that drive our businesses forward and form the foundation of all that we do – Continuous Improvement,

Teamwork, Trust and Recognition. We've called it The Rexam Way because, quite simply, it is the way we want to do things at Rexam.

The Rexam Way will involve and affect each and every one of our 21,000 employees around the world. The Rexam Way covers the way we work and behave towards each other, the way we develop, implement and manage various projects and programmes, and the way Rexam presents itself to customers, employees, shareholders and other stakeholders.

Through focus groups each Rexam Sector is in the process of identifying the gaps that need bridging in order to turn our aspirational values into reality. Developing the right kind of corporate culture is a high priority and forms part of the key objectives for each Sector management team. Culture is a key component as we develop as a world class business. Most people prefer to work in an environment where they feel valued and respected. They want to clearly understand what is expected of them, and what they can expect of others. A constructive corporate culture will go a long way to achieving this, and will have an impact on critical performance factors such as motivation, quality and productivity.

HEALTH, SAFETY AND ENVIRONMENT

Our overall goal is to ensure that we have a safe working environment, which benefits our employees, customers, shareholders and the communities around us, in every country in which we operate. Good practice regarding the management of physical risk not only protects our stakeholders and the environment, it also makes a positive contribution to the success of our business. Rexam has continually made a sustained effort to develop a process of evolution in health and safety, fire safety and environmental responsibilities. The cornerstones of our physical risk management programme are recognition and ownership at site level.

REXAM EMPLOYEES AROUND THE WORLD


North America
UK and Ireland
Scandinavia
Continental Europe
South East Asia
Central and South America

REPORTABLE ACCIDENT RATES 2000-2001


11
7
3
2000
2001
Beverage Can Europe & Asia
Beverage Can Americas
Glass
Beauty & Closures
Healthcare Flexibles
Plastic Containers



Each of the six Rexam Sectors is charged with ensuring that their businesses implement the Rexam Risk Management Programme (RMP). The RMP is an externally verified audit programme that focuses on health, safety, fire and property protection and the environment. It is designed to identify the inherent impacts/risks associated with our operations and to quantify the ability of each site to identify, measure, reduce, control, monitor and review all risks using internationally recognised best practice standards as a benchmark. The audits result in prioritised recommendation action plans for local risk management improvements. The primary responsibility and ownership of such plans rests with our Sector management teams.

WEB BASED AUDITING SYSTEM

Our employees drive the change for sustainable development. We support them by assisting them to develop an understanding of the implications of their actions and then guide them to take appropriate reduction and control measures. We use a proprietary intranet based Rexam Risk Auditing System, which gives our businesses readily accessible policies, systems and procedures that identify and control our physical risks. It also contains a knowledge library and Q&A section to help our people to develop a better understanding of the technical aspects of physical safety issues, which leads to better and more informed decision making.

Rexam businesses are expected to report annually on the Group's key performance indicators and to set clear targets for improvement and time-scales within which the targets should be met.

TAKING REXAM ONE STEP FURTHER

The focus in coming years is to increase local knowledge of issues and to reduce physical risk at all our operations. We will continue with external audits of all operations as each Sector continues to establish risk management improvement plans, the details of which will be reported to the Board. Health and Safety training programmes are being introduced across all regions in order to raise the levels of our understanding and management of this key issue.

Now that we are one Group with a common consumer packaging base, we are accelerating the process of social, ethical and environmental assessment reporting (SEE). We are in the process of selecting a number of key performance indicators against which we will report regularly. It is our firm belief that SEE issues are core to the way we conduct our business and integral to the overall delivery and adherence to our values.

PACKAGING AND THE ENVIRONMENT

Rexam's focus on and involvement in consumer packaging is reflected in its commitment to take a proactive stance on issues related to packaging and the environment. We believe that sound environmental management makes good business sense, and reducing the impact of packaging on the environment is an integral part of our culture and operating practices. Our task is to help our customers to balance consumers' expectations regarding the functionality of a piece of packaging with its impact on the environment.

We approach environmental management from a holistic standpoint, from supply of raw material to disposal and recycling of products once used. We aim to develop a high level of knowledge to actively support the promotion of environmental consideration in packaging design, development and manufacturing. The use of resources, raw materials and energy in a packaging system is ultimately about finding the right balance between the resources needed in packaging and the potential savings to be made in the distribution system as well as the avoidance of product loss and damage.

We also actively participate in the setting up and support of used packaging recovery and recycling systems in those regions where we operate.

Recycling of used packaging is on the increase in Europe although there are local variations in the general upward trend. The European Union has proposed more exacting recycling targets that are to be met by 2006. Recovery and recycling are also progressively starting in many of the EU accession countries.

In the US, the long standing high performance of beverage packaging recycling is falling off. Several actions have been initiated to reinforce consumers' commitment in the US. Rexam is working closely with organisations such as the Can Manufacturers Institute and other similar organisations to reverse the trend.



DIRECTORS AND OFFICERS




Spendrups
Spendrups


David Tucker


Francis Labbé


Jeremy Lancaster


Michael Buzzacott


Lars Emilson


John Warren


Rolf Börjesson


Snack Stop




ael Hartnall


s Dominioni


id Gibson

CHAIRMAN

Jeremy Lancaster (66)

Appointed to the Board on 10 January 1996 and as non executive Chairman on 16 May 1996. He was Chairman and Chief Executive of Wolseley plc for twenty years and non executive Chairman of Hepworth PLC for four years.

DEPUTY CHAIRMAN

John Warren (48)

Appointed to the Board on 18 March 1994 and as non executive Deputy Chairman on 1 January 1999. He is Group Finance Director of WHSmith PLC and was formerly Group Finance Director of United Biscuits (Holdings) plc.

EXECUTIVE DIRECTORS

Rolf Börjesson (59)*

Appointed to the Board on 10 January 1996 and as Chief Executive and Managing Director on 1 July 1996. Prior to joining Rexam, he was Chief Executive of PLM AB. He is currently a non executive director of Invensys plc and Midway Holding AB.

Yves Dominioni (55)*

Joined Rexam in 1995 as Président Directeur Général of Sofab SA, the French fragrance pumps business. Appointed to the Board on 22 May 1997 and is currently responsible for the Beauty & Closures Sector. He started his career in the packaging industry with the CarnaudMetalbox Group where he became director of the Food division and the worldwide Aerosol division.

Lars Emilson (60)*

Appointed to the Board on 21 October 1999 and is Group director with overall responsibility for Beverage Cans. He joined PLM AB in 1970 and held various senior positions throughout that organisation.

Michael Hartnall (59)*

Appointed to the Board as Finance Director on 31 July 1987. Prior to joining Rexam, he was Managing Director of Mayhew Foods plc. He is currently a non executive director of Elementis plc.

Francis Labbé (48)*

Appointed to the Board on 29 September 2000 as Group director with overall responsibility for Glass Packaging and Plastic Packaging. Prior to joining Rexam he was Executive Vice President for the Food, Aerosols and Speciality Packaging businesses of CarnaudMetalbox.

COMPANY SECRETARY

David Gibson (39)*

NON EXECUTIVE DIRECTORS

The Board considers that the Chairman, the Deputy Chairman and the other non executive directors are independent.

Michael Buzzacott (54)

Appointed to the Board on 17 May 2000. He joined BP in 1969 and has held various senior positions. He is currently Group Vice President for Chemicals with specific responsibility for activities in Europe and the Middle East.

David Tucker (62)

Appointed to the Board on 22 May 1997. Other appointments include Chairman of Britannic Smaller Companies Trust Plc and Edinburgh UK Tracker Trust plc. He is also a non executive director of Wolseley plc and a trustee of the Mineworkers' Pension Scheme.

SECTORS

David Anderson*

Responsible for the Glass Sector since July 2000.

William Barker*

Responsible for the Beverage Can Americas Sector since August 2001.

Harry Barto*

Responsible for the Plastic Containers Sector since January 2002.

Michael Herdman*

Responsible for the Beverage Can Europe & Asia Sector since July 2000.

Anthony MacLaurin*

Responsible for the Healthcare Flexibles Sector since February 2001.

CORPORATE

Nick Bird Group Marketing

Chris Bowmer Treasury

Stuart Bull Group Financial Control

Per Erlandsson* Corporate Communications

David Gibson Legal

Graham Gillespie Group IT

Rudolph Kalveks* Corporate Development

Anders Linde External Environmental Affairs

Peter Moxom* Human Resources

Hans Rijnten* Lean Enterprise

Adeena Thomas Risk Management

*a member of the Group Management Committee


55
16
3

SUMMARY FINANCIAL STATEMENT

INDEPENDENT AUDITORS' STATEMENT TO THE SHAREHOLDERS OF REXAM PLC

We have examined the Group's Summary Financial Statement.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors are responsible for preparing the Annual Review in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement within the Annual Review with the full Annual Accounts and Directors' Report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

BASIS OF OPINION

We conducted our examination in accordance with Bulletin 1999/6 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

OPINION

In our opinion the Summary Financial Statement is consistent with the full Annual Accounts and Directors' Report of Rexam PLC for the year ended 31 December 2001 and complies with the applicable requirements of section 251 of the Companies Act 1985, and regulations made thereunder.

Ernst & Young LLP
Registered Auditor
London

7 March 2002

SUMMARY REPORT OF THE DIRECTORS

The directors present the Summary Financial Statement for the year ended 31 December 2001. The full Report of the Directors can be found on pages 54 to 56 in the Annual Accounts.

PRINCIPAL ACTIVITIES, BUSINESS REVIEW AND DEVELOPMENT

This information is contained in the preceding pages of the Annual Review.

2001 RESULTS

The consolidated profit before tax for the year ended 31 December 2001 was £229m. After charging tax and providing for minority interests and non equity dividends, the net profit attributable to ordinary shareholders was £155m. Equity dividends paid and proposed for the year amounted to £65m, leaving an amount of £90m which was added to reserves.

DIVIDENDS

The directors are proposing a final dividend of 9.2p per ordinary share which, subject to shareholder approval, will be paid on 5 June 2002 to shareholders on the register at 10 May 2002. When taken with the interim dividend of 6.7p per ordinary share paid to eligible shareholders on 5 November 2001, this makes a total dividend of 15.9p per ordinary share for the year ended 31 December 2001 (2000: 15.1p per share).

Dividends on the 7.75p convertible cumulative preference shares are payable on 31 March and 30 September each year.

PRINCIPAL ACQUISITIONS AND DISPOSALS

The following is a summary of the significant transactions completed during the year.

Acquisitions

On 13 August 2001, the acquisition of the Danish plastic packaging operation and certain assets and the order book of Tölkki OY in Finland from Danapak A/S was announced for a cash consideration of £16m.

The acquisition of the Schmalbach-Lubeca beverage can making plant in Ejpovice, Czech Republic, was completed on 1 October 2001 for a cash consideration of £16m.

Agreement to acquire the Risdon-AMS US based beauty pumps business in Thomaston, Connecticut, from Crown Cork & Seal was announced on 13 December 2001 and completed on 22 January 2002 for a cash consideration of £75m.

These acquisitions were financed through a placing of 31m Rexam PLC ordinary shares in December 2001 that raised £107m after expenses.

Disposals

As reported in the 2000 Report, the disposals of the Release and the Decorative Specialties International divisions of the Coated Films and Papers Sector were completed on 28 February 2001 and 18 April 2001 respectively.

The disposal of MiTek, the main business in the Group's Building and Engineering Sector, to Berkshire Hathaway Inc was announced on 12 June 2001 and completed on 31 July 2001 for a consideration of £256m.

Pursuant to the acquisition of American National Can Group, Inc, Rexam gave an undertaking to the European Commission to divest three European beverage can making plants. The sale of the Runcorn, UK, and La Ciotat, France, plants to Schmalbach-Lubeca was announced on 6 July 2001 and completed on 1 October 2001 for a cash consideration of £48m, subject to net asset and other adjustments. The sale of the Gelsenkirchen, Germany, plant to a private investor group for a consideration of £40m was announced on 14 December 2001 and completed on 18 January 2002.

Agreement to sell the Group's US flexible plastic packaging business in Lakeville, USA to Sunbelt Manufacturing, Inc was reached on 20 November 2001 for a cash consideration of £8m.

The Group's 24.5% shareholding in the Japanese beverage can making company, Nippon National Seikan Company Limited, was sold to the majority shareholder, Asahi Breweries, on 12 December 2001 for a cash consideration of £16m.

On 21 February 2002, the Group announced that agreement had been reached to sell its 70% shareholding in Rexam Combibloc Limited, valuing it at £15m, to the SIG Group of Switzerland.

DIRECTORS

Details of the Board of directors at the date of this Report are set out on page 31.

An extract of the Remuneration Report containing a summary of the directors' remuneration and benefits is given on page 35.

CORPORATE GOVERNANCE

As detailed in the Corporate Governance Report on pages 57 to 59 and in the Remuneration Report on pages 60 to 66 of the Annual Accounts, the Company has complied throughout the year with the provisions of the Combined Code which forms part of the Listing Rules of the UK Listing Authority, with the exception that notice of the Annual General Meeting 2001 was given to shareholders within the statutory time period but not within the Combined Code's recommended time period.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held at 11.00am on Thursday 16 May 2002 at Church House, Dean's Yard, London SW1, details of which can be found in the AGM circular.

AUDITORS

The Report of the Auditors on the Annual Accounts of the Group for the year ended 31 December 2001 was unqualified and did not contain a statement under either sections 237(2) or 237(3) of the Companies Act 1985.

Ernst & Young, who became Ernst & Young LLP during 2001, have expressed their willingness to continue in office and a resolution to this effect will be proposed at the Annual General Meeting 2002.

On behalf of the Board
David Gibson
Company Secretary

7 March 2002

SUMMARY DIRECTORS' REMUNERATION AND BENEFITS

The remuneration of the Chairman and executive directors, their terms of employment and any incentive schemes involving the shares of the Company are decided upon by the Remuneration Committee. Non executive directors' fees are recommended by the Chairman and the Chief Executive and approved by the Board.

The membership of the Remuneration Committee and its policies, together with other detailed information on directors' emoluments, pensions, share options and shareholdings, part of which is reproduced below, are set out in the full Remuneration Report on pages 60 to 66 of the Annual Accounts and signed by the Chairman on behalf of the Board.

DIRECTORS' EMOLUMENTS

	2001 Fees/salary £000	2001 Performance related pay £000	2001 Benefits £000	2001 Total £000	2000 Fees/salary £000	2000 Performance related pay £000	2000 Benefits £000	2000 Total £000
Rolf Börjesson	600	390	22	1,012	535	146	14	695
Michael Buzzacott (from 17.05.2000)	30	–	–	30	19	–	–	19
Yves Dominioni	215	142	5	362	276	43	6	325
Lars Emilson	384	239	6	629	203	84	7	294
Rob Gluskin (until 01.08.2000)	–	–	–	–	161	123	19	303
Alain Gomez (until 17.05.2000)	–	–	–	–	11	–	–	11
Michael Hartnall	375	113	3	491	330	–	8	338
Francis Labbé (from 29.09.2000)	335	226	1	562	84	21	–	105
Jeremy Lancaster	140	–	–	140	140	–	–	140
David Tucker	30	–	–	30	30	–	–	30
John Warren	30	–	–	30	30	–	–	30
	2,139	1,110	37	3,286	1,819	417	54	2,290

Rolf Börjesson, Lars Emilson and Francis Labbé are all entitled to receive a housing allowance to assist them in residing in London. These allowances are excluded for the purpose of calculating pension or incentive entitlements. During 2000, Yves Dominioni was on expatriate status in Hong Kong and received a living allowance of £68,416 in order to help him meet living expenses in that territory. The housing and living allowances are included in the salaries disclosed above.

Total pension contributions of £169,000 (2000: £139,000) and salary supplements for personal pensions and life assurance benefits of £450,000 (2000: £302,000), which were made on behalf of the executive directors during the year, are not included in the above table.

As Chairman of the Investment Committee of the Rexam Pension Plan, David Tucker received fees of £12,000 (2000:£6,000) from the Rexam Pension Plan in addition to his fees as a non executive director.

Rob Gluskin retired as a director of the Company on 1 August 2000 but remained an employee of the Group until 31 October 2001. In addition to the amounts disclosed above he received over the period from 1 August 2000 to 31 October 2001 approximately £475,000, in cash and benefits, pursuant to a separation and settlement agreement signed in respect of his retirement from office. The performance related pay figure in 2000 for Rob Gluskin comprises £123,133 in respect of the US rolling three year cash bonus plan.

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER

	2001 £m	2000 Restated £m
Turnover		
Continuing operations	3,352	2,291
Discontinued operations	136	493
	3,488	2,784
Turnover of associated undertakings	(101)	(54)
	3,387	2,730
Continuing operations	307	214
Discontinued operations	26	64
Operating profit before goodwill amortisation and exceptional items	333	278
Goodwill amortisation	(67)	(33)
Exceptional items – charged to operating profit	(102)	(37)
Operating profit	164	208
Exceptional items – profit on fixed assets	-	5
Exceptional items – disposals of businesses	180	(64)
Profit on ordinary activities before interest	344	149
Interest		
Before exceptional items	(115)	(76)
Exceptional items	-	(13)
	(115)	(89)
Profit on ordinary activities before taxation		
Before goodwill amortisation and exceptional items	218	202
Goodwill amortisation	(67)	(33)
Exceptional items	78	(109)
	229	60
Taxation		
Before exceptional items	(66)	(61)
Exceptional items	-	14
	(66)	(47)
Profit on ordinary activities after taxation		
Before goodwill amortisation and exceptional items	152	141
Goodwill amortisation	(67)	(33)
Exceptional items	78	(95)
	163	13
Equity minority interests	(3)	(3)
Profit for the financial year	160	10
Dividends on non equity shares	(5)	(5)
Ordinary dividends on equity shares	(65)	(59)
Retained profit/(loss) for the financial year	90	(54)
Basic earnings per ordinary share (pence)		
Before goodwill amortisation and exceptional items	36.6	33.9
Including goodwill amortisation and exceptional items	39.4	1.3
Diluted earnings per ordinary share (pence)		
Before goodwill amortisation and exceptional items	35.3	33.0
Including goodwill amortisation and exceptional items	37.9	1.3

The summary consolidated profit and loss account for 2000 has been restated to reflect the discontinuance of the Release, DSI, US Metallising and Chartham Papers divisions from the Coated Films and Papers Sector, MiTek from the Building and Engineering Sector and Cartons Puerto Rico from disposals and businesses for sale.

SUMMARY CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER

	2001 £m	2000 £m
Fixed assets	2,390	2,686
Current assets	1,267	1,472
Creditors falling due within one year	(1,431)	(912)
Net current (liabilities)/assets	(164)	560
Total assets less current liabilities	2,226	3,246
Creditors falling due after one year	(822)	(2,040)
Provisions for liabilities and charges	(418)	(523)
	986	683
Capital and reserves	961	661
Equity minority interests	25	22
	986	683

SUMMARY CONSOLIDATED CASH FLOW STATEMENT AND CHANGES IN NET BORROWINGS FOR THE YEAR ENDED 31 DECEMBER

	2001 £m	2000 £m
Operating profit	164	208
Depreciation	164	145
Impairment of fixed assets	73	5
Goodwill amortisation	67	33
Movement in working capital excluding acquisition related expenditure	80	12
Proceeds from securitised debtors	21	–
Other movements	(41)	(22)
Cash flow from operating activities excluding acquisition related expenditure	528	381
Returns on investments and servicing of finance excluding ANC bank financing fees	(124)	(68)
Taxation paid	(38)	(56)
Capital expenditure (net)	(166)	(152)
Free cash flow	200	105
Equity dividends paid on ordinary shares	(60)	(59)
Business cash flow	140	46
Acquisitions	(55)	(1,571)
Disposals	517	163
Cash flow	602	(1,362)
Currency fluctuations	(19)	(91)
Share capital changes	116	(1)
Net borrowings at 1 January	(2,060)	(606)
Net borrowings at 31 December	(1,361)	(2,060)

This Summary Financial Statement was approved by the Board on 7 March 2002

Jeremy Lancaster
Chairman

Michael Hartnall
Finance Director

THE LAST TEN YEARS

		2001 £m	2000 £m	1999 £m	1998 £m
Consolidated profit and loss account					
Continuing operations		**3,352**	2,291	1,572	850
Discontinued operations		**136**	493	817	1,073
Group turnover		**3,488**	2,784	2,389	1,923
Continuing operations		**307**	214	154	92
Discontinued operations		**26**	64	82	103
Operating profit before goodwill amortisation and exceptional items		**333**	278	236	195
Goodwill amortisation		**(67)**	(33)	(16)	(2)
Exceptional items		**78**	(96)	7	1
Interest		**(115)**	(89)	(40)	(9)
Profit/(loss) before taxation		**229**	60	187	185
Taxation		**(66)**	(47)	(53)	(62)
Profit/(loss) after taxation		**163**	13	134	123
Equity minority interests		**(3)**	(3)	(2)	(1)
Profit/(loss) for the financial year		**160**	10	132	122
Consolidated balance sheet					
Fixed assets		**2,390**	2,686	1,153	892
Other (liabilities)/assets (net)		**(43)**	57	139	42
Net assets		**2,347**	2,743	1,292	934
Capital and reserves		**961**	661	667	475
Equity minority interests		**25**	22	19	13
Equity		**986**	683	686	488
Net borrowings		**1,361**	2,060	606	446
Capital employed		**2,347**	2,743	1,292	934
Statistics					
Return on sales:					
Before goodwill amortisation and exceptional items	%	**9.5**	10.0	9.9	10.1
Basic earnings per ordinary share:					
Before goodwill amortisation and exceptional items	p	**36.6**	33.9	32.2	25.1
Including goodwill amortisation and exceptional items	p	**39.4**	1.3	31.9	23.9
Dividends per ordinary share	p	**15.9**	15.1	14.8	14.3
Interest cover	Times	**3**	4	6	22
Capital expenditure	£m	**180**	161	155	117
Gearing	%	**138**	302	88	91
Average number of employees	Number	**23,000**	23,800	26,200	22,700

Earnings and dividends per ordinary share have been restated for the rights issue announced in February 1993.

1997	1996	1995	1994	1993	1992
£m	£m	£m	£m	£m	£m
1,002	1,156	1,134	999	986	651
1,043	1,223	1,317	1,379	1,149	920
2,045	2,379	2,451	2,378	2,135	1,571
103	86	87	101	103	88
95	102	110	138	100	64
198	188	197	239	203	152
–	–	–	–	–	–
(10)	(359)	5	(5)	10	–
(8)	(18)	(12)	(8)	(1)	(4)
180	(189)	190	226	212	148
(56)	(48)	(47)	(64)	(68)	(39)
124	(237)	143	162	144	109
(1)	–	(1)	(1)	(2)	(2)
123	(237)	142	161	142	107
679	790	898	945	839	687
68	15	147	85	43	36
747	805	1,045	1,030	882	723
673	636	680	623	611	439
10	9	10	8	9	8
683	645	690	631	620	447
64	160	355	399	262	276
747	805	1,045	1,030	882	723
9.7	7.9	8.0	10.1	9.5	9.7
24.6	22.4	24.9	31.2	28.0	24.3
23.0	(48.5)	26.9	30.7	28.2	24.5
14.5	14.1	14.1	13.8	12.6	11.1
25	10	16	30	203	38
109	144	189	169	117	88
9	25	51	63	42	62
21,700	24,900	26,500	27,500	26,100	22,000

CORPORATE AND REGISTERED ADDRESS
Rexam PLC, 4 Millbank, London SW1P 3XR United Kingdom.
Telephone 020 7227 4100 Fax 020 7227 4109.

STOCK EXCHANGE LISTING
The Company's ordinary and preference shares are listed on the London Stock Exchange. Details of the share price can be found on the Rexam web site, www.rexam.com, or in the daily press.

GLOBAL CLASSIFICATION SECTOR
Rexam PLC has been reclassified to the FTSE Support Services Sector as a result of the discontinuation of the Packaging Sector on 31 December 2001.

REXAM WEB SITE
We have recently redesigned www.rexam.com. Our web site now presents a greater insight into the world of Rexam and the world of packaging, as well as providing all our user groups with more information, more quickly and more easily.

REPORT AND ACCOUNTS
To request a copy of the Annual Report, please refer to the inside front cover of this Annual Review.

REGISTRAR
If you have any enquiries about your shareholding in Rexam PLC or wish to advise a change of address, or set up or amend an instruction to have your dividends paid directly to your bank or building society account, please contact Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. Telephone 0870 241 3931. The dividend mandate form can be downloaded from the Rexam web site.

Lloyds TSB Registrars provide on line access to a range of shareholder information through their web site www.shareview.co.uk. You can view your shareholding in Rexam and find practical help to update your personal details, or download dividend mandate or dividend reinvestment forms. Your shareholder reference number, shown on share certificates and tax vouchers, will be required to give you access to the web site.

SHAREHOLDER ENQUIRIES
For general enquiries please contact the Company Secretary's department at Rexam PLC. Alternatively, send your enquiry via the Rexam web site to the Corporate Communications department.

AMERICAN DEPOSITARY RECEIPTS (ADRs)
Rexam has an ADR programme for which JPMorgan Chase Bank (formerly The Morgan Guaranty Trust Company of New York) acts as Depositary. The ADRs trade on the Nasdaq market under the symbol REXMY and one ADR equates to five Rexam ordinary shares. When dividends are paid to shareholders, the Depositary makes the equivalent payment in US dollars to ADR holders. The Depositary also operates a dividend reinvestment plan for ADR holders. Further information is available from JPMorgan Chase Bank, JPMorgan Service Center, PO Box 43013, Providence, RI 02940-3013, USA.
Telephone +1 781 575 4328 or +1 800 428 4237 (toll free within the USA). Web site www.adr.com/shareholder

DIVIDENDS

	Dividend per share (p)	Ex-dividend date	Record date	Payment date
Ordinary shares				
Interim 2001	6.7	10.10.01	12.10.01	05.11.01
Final 2001	9.2	08.05.02	10.05.02	05.06.02
Preference shares	3.875	05.09.01	07.09.01	01.10.01
	3.875	13.03.02	15.03.02	02.04.02

DIVIDEND REINVESTMENT PLAN
The Company's dividend reinvestment plan provides a simple and economic way for shareholders to reinvest their Rexam ordinary cash dividends in Rexam ordinary shares. Details of the plan and an application form can be found in the Investor pages on the Rexam web site or, alternatively, by contacting the Share Dividend Team at Lloyds TSB Registrars, address as above.

The last date for receipt of instructions relating to the reinvestment of dividends for the Final 2001 dividend is 13 May 2002.

CAPITAL GAINS TAX
The market value of Rexam ordinary shares at 31 March 1982, the normal basis for indexation allowance, was 75.3p per share, as adjusted for the sub division in November 1992 and the capital reorganisation in October 1998. Shareholders requiring clarification of their capital gains tax position should consult their professional adviser.

The market value and proportional values of the ordinary, preference and B shares following the share capital reorganisation on 12 October1998, were as follows.

	Market value (p)		Proportional value (%)
Ordinary shares	169.75		74.136
Preference shares	101.00		75.826
B shares	98.00	Ordinary	25.864
		Preference	24.174

As a result of the reorganisation, holders of ordinary shares were entitled to 7 new ordinary shares and 4.23 B shares for every 9 existing ordinary shares. Holders of preference shares were entitled to 7 new preference shares and 2.30 B shares for every 9 existing preference shares. All remaining B shares were redeemed on 30 September 2000 at their nominal value of £1 per share.

SHARE DEALING SERVICE
If you do not have a share dealing facility, Rexam has a low cost share dealing service arranged by Hoare Govett Limited. Ordinary and preference shareholders wishing to use the service should contact the Low Cost Share Dealing Department at Hoare Govett Limited, 250 Bishopsgate, London EC2M 4AA. Telephone 020 7678 8300.

SHAREGIFT

If you have a small number of shares that you no longer want and whose value makes it uneconomic to sell them, you may wish to consider donating them to charity through Sharegift, an independent charity share donation scheme. A share transfer form may be obtained from the Registrars or the Company Secretary's Department of Rexam PLC. Further information is available from www.sharegift.org or telephone 020 7337 0501.

PERSONAL EQUITY PLANS (PEPs) AND INDIVIDUAL SAVINGS ACCOUNTS (ISAs)

Bank of Scotland administer the existing Rexam PEPs and an ISA for Rexam shares is available to existing and prospective eligible UK shareholders. Further information is available from Bank of Scotland, PEP and ISA Department, PO Box No 17122, 600 Gorgie Road, Edinburgh EH11 3WA. Telephone 0845 300 3980 Fax 0131 442 8140. Bank of Scotland is regulated by the FSA for PEP and ISA business.

ANALYSIS OF ORDINARY SHAREHOLDERS

At 7 March 2002

	Holdings number	%	Share number ('000)	%
Category				
Individuals	16,376	80	18,609,821	4
Insurance companies and pension funds	11	-	6,185,508	2
Banks and nominees	3,641	18	397,292,843	92
Other corporate holders	398	2	9,251,810	2
	20,426	100	431,339,982	100
Size of holdings				
Up to 2,000 shares	16,102	79	10,832,809	2
2,001 – 20,000 shares	3,514	17	16,744,219	4
20,001 – 100,000 shares	425	2	20,034,524	5
Over 100,000 shares	385	2	383,728,430	89
	20,426	100	431,339,982	100

ADDRESSES

HEAD OFFICE

Rexam PLC
4 Millbank
London SW1P 3XR
United Kingdom
Tel +44 (0)20 7227 4100
Fax +44 (0)20 7227 4109

SECTOR HEADQUARTERS

Rexam Beverage Can Americas
8770 W Bryn Mawr Avenue
Chicago IL 60631
USA
Tel +1 773 399 3000
Fax +1 773 399 3354

Rexam Beverage Can Europe & Asia
100 Capability Green
Luton, Bedfordshire LU1 3LG
United Kingdom
Tel +44 (0)1582 408999
Fax +44 (0)1582 726065

Rexam Glass
Monk Bretton
Barnsley, South Yorkshire S71 2QG
United Kingdom
Tel +44 (0)1226 710211
Fax +44 (0)1226 712593

Rexam Beauty & Closures
4 Rue Diderot
Suresnes (Paris) 92156
France
Tel +33 (0)1 41 38 98 00
Fax +33 (0)1 41 38 98 24

Rexam Healthcare Flexibles
1919 S Butterfield Road
Mundelein IL 60060 9735
USA
Tel +1 847 362 9000
Fax +1 847 918 4665

Rexam Plastic Containers
The Ridge
Yate, Bristol BS37 7AA
United Kingdom
Tel +44 (0)8709 004 400
Fax +44 (0)1454 874 304

Rexam web address
www.rexam.com

Produced by Rexam Designed by Dowell//Stubbs Photography by Gunnar Nydrén, Lars Lydig, Klas Westman and Rexam Printed in Sweden by Duro Grafiska



REXAM PLC
4 MILLBANK
LONDON
SW1P 3XR
UNITED KINGDOM
www.rexam.com

REXAM

FOCUS ON CONSUMER PACKAGING

ANNUAL REVIEW 2001





CONTENTS

THE REXAM YEAR AT A GLANCE

	2001 £m	2000 £m	Increase %
Sales	**3,488**	2,784	25
Operating profit*	**333**	278	20
Profit before taxation*	**218**	202	8
Free cash flow	**200**	105	90
	pence	pence	%
Basic earnings per ordinary share*	**36.6**	33.9	8
Dividends per ordinary share	**15.9**	15.1	5

* Before goodwill amortisation and exceptional items

FINANCIAL CALENDAR 2002

March 7	Announcement of 2001 Final Results
May 8	Ex-dividend date for 2001 final dividend on Ordinary Shares
May 16	Annual General Meeting
June 5	Proposed payment date for 2001 final dividend on Ordinary Shares
August 29	Announcement of 2002 Interim Results
October 9	Ex-dividend date for 2002 interim dividend on Ordinary Shares
November 6	Proposed payment date for 2002 interim dividend on Ordinary Shares
December 31	Financial year end

The Annual Review and Summary Financial Statement does not contain sufficient information to allow for a full understanding of the results of the Group or the state of affairs of the Company and of the Group. The separate publication entitled Annual Accounts 2001, together with this publication, comprise the full Annual Report. If you have received a copy of the Annual Review 2001 and would like a copy of the full Annual Report, please contact Lloyds TSB Registrars who will send you, free of charge, the Annual Accounts 2001.

Shareholders who receive the Annual Review but wish to receive the full Annual Report in future years should telephone or write to: Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. Telephone 0870 241 3931.

HOW WE PERFORMED IN 2001

BY BUSINESS

- O BEVERAGE PACKAGING
- O PLASTIC PACKAGING

SALES
CONSUMER PACKAGING 2001



OPERATING PROFIT*
CONSUMER PACKAGING 2001



	Sales by business		Operating profit by business*	
	2001 £m	2000 £m	2001 £m	2000 £m
Beverage Packaging	**2,306**	1,229	**214**	107
Plastic Packaging	**725**	677	**50**	38
Consumer Packaging	**3,031**	1,906	**264**	145
Retirement benefits	**-**	-	**33**	35
Ongoing operations	**3,031**	1,906	**297**	180
Disposals and businesses for sale	**321**	385	**10**	34
Continuing operations	**3,352**	2,291	**307**	214
Discontinued operations	**136**	493	**26**	64
	3,488	2,784	**333**	278

* Before goodwill amortisation and exceptional items

BY REGION

- UK AND IRELAND
- CONTINENTAL EUROPE
- THE AMERICAS
- REST OF THE WORLD

SALES
CONTINUING OPERATIONS 2001



OPERATING PROFIT*
CONTINUING OPERATIONS 2001**



	Sales by region		Operating profit by region*	
	2001 £m	2000 £m	2001 £m	2000 £m
United Kingdom and Ireland	**562**	436	**46**	22
Continental Europe	**1,096**	852	**131**	100
The Americas	**1,546**	893	**89**	47
Rest of the world	**148**	110	**8**	10
Retirement benefits	**–**	–	**33**	35
Continuing operations	**3,352**	2,291	**307**	214
Discontinued operations	**136**	493	**26**	64
	3,488	2,784	**333**	278

* Before goodwill amortisation and exceptional items

** Excluding retirement benefits

A CLEAR FOCUS ON CONSUMER PACKAGING

Since 1996 my annual letter to you has dealt largely with change, which is not surprising as only about a quarter of our original Rexam businesses remain with us today. Now, however, our strategic transformation is essentially complete. Today we are a company with a clear focus on Consumer Packaging. Last year I reported on the successful integration of PLM. This year the spotlight was on the American National Can (ANC) operations which we acquired in mid 2000.



We estimated that synergies from the ANC acquisition would reach £30 million by the end of 2002. We are well ahead of our original goal having achieved £23 million in 2001 to add to the £6 million reported in 2000. We are confident that there is more to come and are now projecting £35 million.

The acquisition has met its earnings enhancing target before goodwill in year one, as predicted, and is expected to cover the cost of capital next year. The beverage can business is now a genuine global leader in its sector. The transformation is a credit to the management team and, indeed, the whole beverage can organisation.

GROUP PERFORMANCE

Rexam's earnings performance in 2001 was in the main very satisfactory. Our Beverage Packaging business reported good figures, while the Plastic Packaging business made an encouraging comeback after a weak 2000. The tragic events of September 11 had a marginal overall effect on Group figures, although the beauty market did experience a sudden slowdown in the US, and to a lesser extent in Europe. The effect was compounded by a marked fall off in duty free sales.

Group sales improved to £3,488 million from £2,784 million. Adjusted for the effect of acquisitions and foreign exchange movements this represents an increase of 5%. Profit before tax and before goodwill amortisation and exceptional items rose by 8% to £218 million from £202 million, attributable mainly to higher volumes and improved efficiencies. Earnings per share before goodwill amortisation and exceptional items was up 8% to 36.6 pence compared with 33.9 pence last year. The Group generated strong free cash flow. This year's £200 million is well up on the figure for 2000 due to exceptionally good working capital performance.

I am pleased to report exceptional gains from the sale of businesses, although the final exceptionals total was reduced by restructuring charges and a write down of fixed assets.




BEST
BITTER

"The positive indications we received in 2000 have been largely confirmed in 2001"



BEVERAGE PACKAGING

Sales in Beverage Packaging increased to £2,306 million from £1,229 million in 2000, while operating profit rose to £214 million from £107 million coming mainly from the full year effect of the ANC acquisition, increased volumes and synergies. A strong performance in beverage cans in the Americas, and especially Brazil, was supported by good returns in Europe. The ANC acquisition gave us access to growth markets in southern Europe. Russia, where we have the world's most modern can making plant, showed signs of improvement after three difficult years.

Glass experienced another tough year but our focus on cost containment and added value products mitigated the effects. Overcapacity continues to affect our sales prices in continental Europe, while the strength of sterling favoured low price imports into the UK with a subsequent effect on our sales.

PLASTIC PACKAGING

We group our products for the beauty, healthcare and food packaging markets under the Plastic Packaging banner. After a poor performance in 2000, especially by our UK operations, we started the turnaround of the business. Sales were up 7% at £725 million, compared with last year's £677 million, and profit advanced to £50 million from £38 million, attributable to pricing, volume and improved efficiencies. The fact that one of the Plastic Packaging businesses was singled out for Rexam's own Best Performance Award 2001 is indicative of the change that is taking place. The actions that we have taken and our strong positions in our various market segments should see this positive trend continue.

FOCUS ON COST

As in past years, we continued our aggressive and far reaching programmes to establish leaner structures and improve efficiencies in all our businesses. There were exceptional charges of £35 million covering the ANC integration as well as capacity reductions chiefly in our Glass and Plastic Packaging operations.

NON PACKAGING BUSINESS

Two non packaging businesses remain within Rexam and both are in the process of being divested. Combined they provided little return in 2001. Rexam Image Products had a very poor year as a result of the sharp downturn in the US electronics and media businesses. We have provided an exceptional £4 million for restructuring costs and taken a fixed asset impairment charge of £63 million. TBS, which manufactures battery assembly machines, returned another excellent year.

DISPOSALS AND ACQUISITIONS

In line with our strategy to focus on Consumer Packaging and niche markets where we can attain leading positions, we divested a number of businesses during 2001. Rexam DSI and Rexam Release were sold in the first half of the year for £181 million and MiTek in July for £256 million. Later in the year, our flexible plastic business in Lakeville, Minnesota, was sold for £8 million. Pursuant to our undertakings to the European Commission on the acquisition of ANC, we divested three beverage can making plants for a total of £85 million, of which

£40 million is deferred consideration. In addition we also sold our beverage can joint ventures in Japan and the US for a total of £33 million.

We took the opportunity to consolidate our European position in plastic containers and beverage cans. In September we acquired a Danish plastic packaging operation for £16 million. In October we acquired a beverage can plant near Prague in the Czech Republic for £16 million.

NEW PLACING FINANCES ACQUISITIONS

In December we announced the acquisition of a US based fragrance pumps business for £75 million, which was completed in January 2002. It was financed through a placing of 31 million new ordinary shares, representing 7.8 % of Rexam's then issued ordinary share capital, which raised approximately £107 million after costs. It was the first public equity issue made by the Group since 1993. The balance of the funds raised was used to finance the acquisitions of the Danish and Czech businesses.

SIGNIFICANT DEBT REDUCTION

Debt reduction was one of management's principal objectives in 2001. We have now divested the vast majority of the businesses earmarked for sale for a total value of £738 million of the £800 million that we estimated for the period 2000 and 2001. The proceeds from the disposals, together with the strong underlying cash flow, have been used to pay down Rexam's borrowings. Debt at year end was appreciably lower than projected at £1,361 million. Gearing, which was over 300% at the end of 2000 dropped to 138% at the end of 2001. Although debt increased by £75 million in January 2002, following the completion of the fragrance pumps acquisition, we anticipate a reduction later in the year as further disposals are completed.

DIVIDENDS

For the year 2001, the Board is proposing a final dividend payment of 9.2 pence per ordinary share. This will mean 15.9 pence for the year, which is an increase of 5.3% on last year. Subject to shareholder approval at the 2002 Annual General Meeting, the dividend will be paid on 5 June 2002 to holders of ordinary shares registered on 10 May 2002.

LOOKING FORWARD

We shall continue to focus on cash generation and paying down debt and improving the performance of the Group as a whole. In the last six years we have set down some solid roots in Consumer Packaging. Now we must concentrate on maximizing the opportunity that we have created and on delivering increased levels of shareholder value. 2002 has started on course. A better pricing environment in the US beverage can market gives added encouragement for the year ahead and leaves me confident of the Group's future.



Jeremy Lancaster
Chairman
7 March 2002


2,045
1,923
2,389
2,784
3,488
97
98
99
00
01

SALES (£m)


198
195
236
278
333
97
98
99
00
01

OPERATING PROFIT BEFORE GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS (£m)


24.6
25.1
32.2
33.9
36.6
97
98
99
00
01

BASIC EARNINGS PER ORDINARY SHARE BEFORE GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS (p)

OUR VISION

Our vision is to become the leading consumer packaging group in each of our chosen market segments within beverages, beauty, healthcare and food. Leading doesn't necessarily refer to size, although we have to be large enough and global enough to meet our customers' requirements wherever they may be or want to be. We also have to be large enough to be an interesting customer to our suppliers so that we can derive maximum value from our position.

Leading also refers to our manufacturing capabilities, the quality of our products, the level of service we offer, our ability to innovate and the efficiency of how we manage the supply chain. We want to be No 1 with our employees in terms of providing the kind of working environment in which people can grow and feel respected and fulfilled. We also want to be a leader in the eyes of society at large in terms of the way in which we act in the community and the responsibilities we assume as an employer and citizen.



REXAM IN BEVERAGES

Beverage packaging accounts for about 75% of Rexam's total consumer packaging sales. Rexam is the No 1 beverage can manufacturer in Europe with 14 can plants and an approximate 40% share of the market. In 2001 the overall beverage can market in Europe grew approximately 7% driven by strong demand in Eastern Europe and continued growth in key markets such as the UK, Spain and Germany. Carbonated soft drinks and beer account for around 53% and 47% of the market respectively.

In the US, Rexam is the No 2 beverage can maker with a 23% market share. It has 21 plants including a plant in Mexico and a plant in Brazil. Beverage cans account for around 48% of the 47.1bn litres of soft drinks fillings. The equivalent figures for beer are 59% and 19.7bn. In 2001 the overall market for beverage cans remained fairly flat. In South America the beverage can market grew by 6–8%. In Asia, Rexam has joint ventures in China and Korea. These markets are growing on average at around 5%.

In glass, Rexam has an approximate 7% share of the European market which, with more than 15 players, is far less structured than the beverage can market. In its regional markets Rexam has a much stronger position. A continued focus on cost reduction and on new products such as flavoured alcoholic beverages supported by the latest manufacturing and decorating technology keep Rexam at the forefront of this business. Rexam is also a leader in refillable PET bottles and has a strong position in Northern Europe. Its innovative PEN bottles for beer are gaining share in Norway and Denmark. Rexam's main customers include Anheuser-Busch, Bass, Bacardi-Martini, Carlsberg, Coca-Cola, Coors, Heineken, Holsten, Interbrew, Pepsi, Red Bull, The Absolut Company and other international and regional brands.







REXAM IN BEAUTY

Plastic packaging for beauty products accounts for 12% of Rexam's consumer packaging sales. The range includes primarily fragrance and cosmetic pumps, spray samplers, valves, lipstick cases, compacts, deodorants, cosmetic closures, shampoo bottles and jars. Rexam has a 6% share of the global plastic beauty packaging market, which is worth some £4bn. The market remains very fragmented. The leader is estimated to have about a10% share. Rexam is one of the top four in the beauty packaging market worldwide. It is No 1 in lipstick cases and miniature spray samplers, No 2 in compacts, No 3 in dispensing systems for perfume, cosmetics and pharmaceuticals. It is also a leader in Asia for the whole range of make up and personal care products. Key customers include Avon, Chanel, Estée Lauder, L'Oréal, LVMH, Mary Kay, Procter & Gamble, PPR, Revlon and Unilever. Rexam has more than 20 plants worldwide and is well positioned to serve a global and consolidating beauty packaging market, which is expected to continue to grow at around 5% per year. Rexam's growth has been sustained by gains in market share and successful greenfield start ups such as the one in Brazil in 1999 in partnership with a leading customer. The expansion of the Le Tréport facility in France, completed at the end of 2001, increased production capacity of pumps and valves by a third to meet the fast growing demand. The 2002 acquisition of a US based fragrance pumps business opens up the US market and strengthens Rexam's global position in this market.

REXAM IN HEALTHCARE

Rexam is the world's leading supplier of flexible sterilisable medical device packaging with a 30% global market share. Its INTEGRA® line of healthcare flexible packaging also includes pharmaceutical blister films and lidding, barrier films for tubes, and hospital sterilisation and waste management supplies. Rexam has eleven healthcare flexible packaging facilities around the world. Expanding healthcare coverage in developing countries, the ageing of the population, customer consolidation and globalisation are all positive trends for a global healthcare packaging supplier like Rexam.

Rexam has a leading position in the USA in closures and containers for regulated markets that require child resistant or tamper evident products. It also supplies glass and plastic containers as well as dispensing systems to the pharmaceutical and medical industries.

The closures market is a growing market as users replace metal closures with plastic and with child resistant or tamper indicating packaging. The market is driven by innovation and improved designs.

Healthcare customers include Abbott, Allegiance, Baxter, Becton-Dickinson, Boston Scientific, Johnson & Johnson, Medtronic, Tyco and Terumo.




becel




mentadent
CRYSTAL


HELLMANN'S

REXAM IN FOOD

Rexam is a leading European supplier of thin wall plastic containers to leading international and regional brands. Rexam has nine plants in Europe and one in the USA. In a highly fragmented European thin wall market Rexam has a 6% share. The products include tubs and lids, retortable bowls, trays and barrier trays. The main markets are processed food such as yellow fats, ice cream, ready meals, etc and fresh foods such as meat, poultry, fruit and vegetables. Rexam is also a leading supplier of standard and proprietary glass containers to European and regional brands. Food trends are driven by national and regional tastes. Industry consolidation continues and the big branded food companies continue to rationalise their supplier bases. Customer consolidation can be an advantage for Rexam with our regional structure and proprietary technologies. In developed markets, convenience foods and eating out are driving the demand for food service packaging and for premium packaging. Functional food and fresh foods are also growing. In emerging markets, brands are investing for growth and there is a need for quality packaging. Customers include Arla, Heinz, International Home Foods, Lactalis, Mars, Morningstar Foods, Nestlé, Unilever and Uniq.


BEVERAGE
HEALTHCARE
BEAUTY
FOOD
BEVERAGE CAN AMERICAS
BEVERAGE CAN EUROPE & ASIA
GLASS
BEAUTY & CLOSURES
HEALTHCARE FLEXIBLES
PLASTIC CONTAINERS
Head & Shoulders

Rexam provides consumer packaging solutions for global and regional customers primarily in the beverage, beauty, healthcare and food segments. We work through six manufacturing Sectors each based on a specialised technology. Each of the Rexam Sectors has its own Sector Director who, together with his management team, is responsible for the running of the Sector.

REXAM IS A GLOBAL COMPANY SERVING GLOBAL AND REGIONAL CUSTOMERS

Rexam's customers are invariably world class organisations. As their industries continue to consolidate and expand they are becoming more global. At the same time, they are consolidating their supplier base and looking to align themselves with global partners who understand the scale and nature of their business, and who can supply their needs on a local level.

We must be world class in the way we deal with them. Rexam has consciously sought to put in place an international management team with which to build a global company. We have to forge close links with our customers to facilitate an intimate and long-term capability to serve their packaging needs.

Rexam has more than 100 manufacturing operations in some 25 countries serving the major markets of the world.

TOP 20 CUSTOMERS ACCOUNT FOR 56% OF REXAM CONSUMER PACKAGING SALES


56%

The majority of Rexam's sales are made to large international consumer products companies who are growing their businesses on a global and regional basis.

Allegiance
Anheuser Busch
BACI
Bryggerigruppen
Cadbury-Schweppes
Carlsberg
Coca-Cola
Coors
Heineken
Holsten
Interbrew
J & J
L'Oréal
LVMH
Pabst
Pepsi-Cola
Philip Morris
Procter & Gamble
Red Bull
Unilever

TOP 10 GLOBAL CONSUMER PACKAGING SUPPLIERS

Ranked by sales (£bn)
Rexam estimates


£bn
5
4
3
2
1
0
CROWN CORK & SEAL
TETRA PAK
OWENS-ILLINOIS
REXAM
TOYO SEIKAN
ST GOBAIN
BALL/REYNOLDS
PACTIV
SCHMALBACH-LUBECA
ALCAN

SECTOR HEADQUARTERS AND MANUFACTURING LOCATIONS

SOUTH EAST ASIA

China
- Rexam Beverage Can, Zhaoqing, joint venture
- Rexam Der Kwei Shenzhen
- Rexam Der Kwei Shanghai
- Rexam Der Kwei Tianjin

Hong Kong
- Rexam Beauty & Closures Regional HQ

Indonesia
- Rexam Der Kwei Jakarta
- Rexam Der Kwei Surabaya

Korea
- Rexam Beverage Can, Taejun City, joint venture

Singapore
- Rexam Medical Packaging Singapore

Taiwan
- Rexam Der Kwei Hsin Chur

THE AMERICAS

Brazil
- Rexam Beverage Can Extrema
- Rexam Beauty Packaging Jundiai
- Rexam Medical Packaging Londrina

Mexico
- Rexam Beverage Can, Queretaro, joint venture
- Rexam Medical Packaging Guadalajara

Puerto Rico
- Rexam Medical Packaging Cidra

USA
- Rexam Beverage Can Americas HQ Chicago
- Rexam Beverage Can Birmingham
- Rexam Beverage Can Bishopville
- Rexam Beverage Can Chatsworth
- Rexam Beverage Can Chicago
- Rexam Beverage Can GAPP Elk Grove Village
- Rexam Beverage Can EMD Elk Grove Village
- Rexam Beverage Can BTEC Elk Grove Village
- Rexam Beverage Can Fairfield
- Rexam Beverage Can Forest Park
- Rexam Beverage Can Fremont
- Rexam Beverage Can Kent
- Rexam Beverage Can Longview
- Rexam Beverage Can Oklahoma City
- Rexam Beverage Can Olive Branch
- Rexam Beverage Can Phoenix
- Rexam Beverage Can San Leandro
- Rexam Beverage Can St Paul
- Rexam Beverage Can Valparaiso
- Rexam Beverage Can Whitehouse
- Rexam Beverage Can Winston-Salem
- Rexam Dispensing Systems Thomaston
- Rexam Cosmetic Packaging Torrington
- Rexam Sussex
- Rexam Closures & Containers Evansville
- Rexam Closures & Containers Princeton
- Rexam Closures & Containers Madisonville
- Rexam Healthcare Flexibles HQ Mundelein
- Rexam Medical Packaging Mundelein
- Rexam Medical Packaging Madison
- Rexam Medical Packaging Mount Holly
- Rexam Medical Packaging Ashland
- Rexam Thin Wall Plastics Union

EUROPE

Austria
- Rexam Beverage Can Enzesfeld

Belgium
- Rexam Thin Wall Plastics Antwerp

Czech Republic
- Rexam Beverage Can Ejpovice
- Rexam Thin Wall Plastics AS
- Rexam Petainer AS

Denmark
- Rexam Glass Holmegaard
- Rexam Closures & Containers Langeskov
- Rexam Holmia Kolding
- Rexam Thin Wall Plastics Stilling

France
- Rexam Beverage Can Dunkerque
- Rexam Beverage Can Mont
- Rexam Beauty & Closures HQ Suresnes
- Rexam Sofab Le Tréport
- Rexam Cosmetic Closures Simandre
- Rexam SMT Tournus
- Rexam Reboul Annecy
- Rexam Beauté Métallisation Simandre
- Rexam SPS Coulommiers
- Rexam Thin Wall Plastics Troyes

Germany
- Rexam Beverage Can Berlin
- Rexam Beverage Can Recklinghausen
- Rexam Glass Bad Münder

Ireland
- Rexam Beverage Can Waterford
- Rexam Medical Packaging Sligo

Italy
- Rexam Beverage Can Nogara
- Rexam Beverage Can San Martino

Netherlands
- Rexam Glass Dongen
- Rexam Thin Wall Plastics Beuningen

Poland
- Rexam Glass Gostyn

Russia
- Rexam Beverage Can Naro Fominsk

Spain
- Rexam Beverage Can La Selva
- Rexam Beverage Can Valdemorillo

Sweden
- Rexam Beverage Can Fosie
- Rexam Glass Limmared
- Rexam Thin Wall Plastics Lidköping
- Rexam Petainer Lidköping

Turkey
- Rexam Beverage Can Manisa

UK
- Rexam Beverage Can Europe & Asia HQ Luton
- Rexam Beverage Can Milton Keynes
- Rexam Beverage Can Wakefield
- Rexam Glass HQ Barnsley
- Rexam Glass Barnsley
- Rexam Medical Packaging Winterbourne
- Rexam Plastic Containers HQ Yate
- Rexam Thin Wall Plastics Yate
- Rexam Thin Wall Plastics Hereford
- Rexam Thin Wall Plastics Deeside



BEVERAGE PACKAGING
- REXAM BEVERAGE CAN (Americas and Europe & Asia)
- REXAM GLASS

PLASTIC PACKAGING
- REXAM BEAUTY & CLOSURES
- REXAM HEALTHCARE FLEXIBLES
- REXAM PLASTIC CONTAINERS

REXAM HAS COME A LONG WAY WE ARE POISED TO TAKE IT FURTHER

Beverage Packaging accounts for just over three quarters of Rexam's Consumer Packaging sales. Within this area beverage cans are the engine driving us forward. It is a business for big players and the barriers to entry are substantial. We are the world's No 1 beverage can maker producing more than 42 billion cans a year. Because of the cash generative nature of the business, beverage cans are also the vehicle by which we will continue to further develop strong positions to serve our customers in our other chosen consumer packaging markets of beauty, healthcare and food.

Rexam has been in beverage packaging for three years since the acquisition of the European beverage packaging manufacturer PLM in early 1999. The acquisition of the beverage can maker American National Can (ANC) followed in mid 2000.

Achieving leadership positions in our chosen markets is of key strategic importance, because, although consumer packaging is a relatively non cyclical steady growth industry, to be profitable you have to be one of the leaders in well consolidated segments, or segments where you can build a strong position. The acquisitions of PLM and ANC were strategic moves to help achieve this goal.

FOCUS ON INTEGRATION

2001 was the first full year of ownership of ANC. Our task was to continue the integration work started in 2000 and to build on the energy that our beverage packaging operations had brought to Rexam. ANC had an impact on the entire Rexam structure. With the acquisition we changed overnight from being a European beverage can maker to a world leader. We also shifted from a predominantly beer oriented operation to one that had a dominant soft drinks customer. This naturally affected the way we acted and the expectations of the industry and the market.







"We are the world's No 1 beverage can maker producing more than 42 billion cans a year"







TWO TASKS

The integration of ANC involved two quite distinct tasks. In Europe, the acquisition meant a further consolidation of the industry. We had to bring together two previous competitors and weld them into a strong and focused team. In the USA, where we had no track record, our main aim was to restore peace in a debilitating price war. I am glad to report that we appear to have succeeded on both counts.

In Europe, it was important to get the new management right. Our beverage can organisation today comprises a mix of the former Rexam and ANC organisations, from top management to the various teams running the operations. Open communication and a common desire to live up to the No 1 label have been strong drivers in this process.

SYNERGIES ON TARGET

Europe has naturally produced the majority of the synergies arising from the ANC acquisition. The concentration of the head office function, as well as the centralisation of the technology and engineering resources, which were started at the end of 2000, established the standard for how we intend to create value from the acquisition.

In February we consolidated our European beverage can end plants from five to four units. The closure of the plant in Pianella, Italy, caused some disruption to supplies but this was swiftly rectified and we are now seeing the benefits of the rationalisation. Other synergy programmes have included benchmarking and supply chain initiatives, covering aluminium, energy and transport procurement among others.

In all, the synergies realised in Europe are £14 million. This combined with the £15 million yielded by the closure of the former ANC corporate office amounts to £29 million. We have achieved greater synergies in a shorter space of time than predicted and feel confident in now raising the original £30 million projection to £35 million.

THREE DIVESTMENTS, ONE ACQUISITION

The sale of three plants in Europe to comply with the requirements of the European Commission on the acquisition of ANC was completed at the start of 2002. We were aware that we would be obliged to moderate our position in Europe at the time of the acquisition and this was taken into account in our acquisition calculations.

HELPING RUSSIAN BREWERS EXTEND THEIR MARKET

The year is 1998. Rexam has just opened its new beverage can plant outside Moscow. Fitted with the latest equipment, the plant can produce nearly 2 billion cans a year. However, the Russian economy is headed into crisis, one that will negatively impact consumer demand. Total annual demand for beverage cans had declined to just some 500 million.

There is good news, though. Several international brewers entered Russia in the 1990s and invested in improving their brewing capacity. That's because beer is becoming an ever more popular drink with Russian consumers, especially the younger generation. It can be offered at reasonable prices in key regions, so the potential is there. What was needed was to stimulate consumer demand for beer in cans.

In the beginning of 2000, Rexam, together with the Russian can making and brewing industry and aluminium producers, ran an extensive marketing campaign to promote the beer can to Russian consumers. National TV advertising was the focus. Part awareness building and part informational, the goal of the campaign was to increase sales of beer in cans and cans in general.

The year is now 2001, and by all measures, the goals have been met. The sales of beer cans last year increased ten times compared with 1999, reaching over 5% of all retailed beer. The total can market in Russia (beer, alcoholic drink mixers and soft drinks) doubled to finish at 1.2 billion cans in 2001, twice as much as in 2000. Russian brewers have taken advantage of this change in consumer preference by launching a wide range of new brands in cans and they are keen to build on this momentum.



BALTIKA EXPORT
БАЛТИКА
7
LAGER BEER


WKD
ABSOLUT
Country of Sweden
MANDRIN

The acquisition of the only beverage can making plant in the Czech Republic at the end of 2001 will enable us to improve our service to key customers and provides us with a base from which to further explore the potential of the growth markets in Eastern Europe.

GOOD MARKET GROWTH IN EUROPE

The integration of ANC took place against the background of a European beverage can market that grew overall by some 8%. Growth came primarily in geographic markets where we have strong positions, namely Southern and Eastern Europe, Russia, the Nordic countries and the UK, and in a product market where we have a strong presence, energy drinks. In Russia, the can is fast becoming the beverage container of choice among fillers. Demand increased significantly during the year thanks to a concerted effort to promote the beverage can by retailers, can makers and local aluminium suppliers. With a substantial market share and the most modern can making plant in the world, we are well placed to take advantage of this high growth market.

At the start of 2002, the Danish government finally lifted its ban on domestic beverage cans. We have been providing the Danish brewers with cans for export for many years. We know the customers and their filling lines and are therefore well prepared to build on these relationships when the can is introduced in June 2002.

COMPETITIVE ENVIRONMENT IN USA

In the USA, Rexam inherited an overcapacity situation where its operations were attempting to fill empty can lines unprofitably. Under new senior management, we made the decision that Rexam would not be chasing volume at any cost. Rexam has focused on establishing a better supply and demand balance, shutting down two can plants in Houston, Texas, and Brunswick, New Jersey. Beverage can capacity now appears to be more in line with demand.

USA JOINT VENTURE DISSOLVED

The termination of the joint venture beverage can plant with American brewer Coors will have some effect on volumes and profitability. The strong relationship with Coors built up over many years remains, and we continue to supply them with a variety of can sizes from other plants.


ABSOLUT
Country of Sweden
Absolut Mandrin is made from a unique blend of natural mandarin and orange flavors and vodka distilled from grain grown in the rich fields of southern Sweden. The distilling and flavoring of vodka is an age-old Swedish tradition. Vodka has been sold under the name Absolut since 1879.
40% ALC./VOL. (80 PROOF) 750 ML
IMPORTED

HELPING ABSOLUT OUTPERFORM THE MARKET

Since its launch in 1979, Absolut has continuously grown faster than the vodka market. Today, it is the second largest premium vodka brand in the world. The Absolut family consists of five members, all of which retain the clean, simple shape and appearance associated with an Absolut bottle.

Absolut Mandrin, launched in 1999, demonstrates how the company uses design to vary and develop the basic properties of its brand while retaining the essential Absolut character.

Three separate techniques are required for the Absolut Mandrin bottle. Matt etching is used to achieve a frost effect on the entire bottle. Screen-printing is used to set the familiar Absolut letters on the bottle. Pad printing adds orange ink onto the bottle's base, creating an enticing visual illusion that delivers high shelf appeal.

When first launched, Absolut Mandrin bottles had to be sent to three separate facilities in three different countries to be produced. Since 2000, Rexam Glass Limmared in Sweden is not only producing the bottles but is also handling all the added value printing techniques in-house. The result for The Absolut Company is a cost saving of some 30%.

Today the Limmared plant has ten production lines in total. Five for glass production, three for screen printing, one for matt etching and one for pad printing. It's a combination which provides unique production capability. Implementing the matt etching and pad printing processes was realised in 1999 after major investments by Rexam Glass. Today, the great majority of all Absolut bottles in the world are manufactured and printed in Limmared.



MARKET DEVELOPMENT IN THE AMERICAS

In the US, the growth in soft drink consumption is slowing while beer consumption is relatively flat. Alternative beverage consumption is growing, mostly fuelled by the rise of energy drinks. There is little growth in the beverage can market in the US. Industry initiatives to publicise the advantages of the beverage can have had a favourable response and recession may benefit the beverage can. In tough economic times people tend to stay at home, where the can is easily stored and used. The can market in Brazil is growing at an average rate of approximately 8%. With our high quality production facility and good customer relations we are well positioned to take advantage of this growth.

GLASS ACTS IN FACE OF OVERCAPACITY

The glass container industry in Northern Europe where we are active is highly fragmented and dogged by overcapacity and consequent low pricing. Our focus is very much on premium quality and operational excellence, and we are well invested in the latest technologies to meet the increasing needs of our customers for differentiated packaging. During the year we acted resolutely to enhance our operational excellence. The removal of two furnaces is set to improve utilisation, thus reducing operational and maintenance costs, as well as energy and manning costs.

PLASTIC PACKAGING PICKS UP

The plastic packaging market is a huge £85 billion world market. Our aim is to achieve leadership positions in selected market segments. We are No 1 in flexible medical packaging worldwide, the global No 3 in plastic beauty packaging, one of the top three in speciality closures in the US and the No 2 in tubs and trays (thin wall plastics) in Northern Europe.

Plastic Packaging had returned a poor performance in 2000, mainly owing to a sharp decline in thin wall containers. These businesses made a determined comeback in 2001. An in depth strategic review, allied to a restructuring programme which included the closure and sale of a number of plants, strict cost and expenditure control, plus a return to core competencies, customers and markets, paved the way for the revival. In addition, new senior management was installed in two of the businesses. The acquisition of a thin wall plastics manufacturer in Denmark in August consolidated our market position in Scandinavia.

HELPING DIOR TO CAPTIVATE ITS CUSTOMERS

Created in 1947, Parfums Christian Dior is one of the world leaders in fragrances, beauty care products and make up, and employs more than 5,000 people worldwide. Dior is one of the leading brands of the LVMH Group, the world's largest luxury products group with over 11.6 billion euros in net sales in 2000. In October 1999, Dior was looking for something outstanding for their future lipstick cases. They turned to Rexam Beauty & Closures to help transform the idea of a semi-transparent metallised case into an industrial manufacturing reality.

The key challenges lay in how to make the project technically feasible and how to guarantee the reproducibility of the look for large volume manufacturing (millions of units). Close collaboration between Dior and Rexam development teams helped establish and finalise the exact technical finish.

The result was the new Dior Addict case, a square shaped lipstick case that produces a captivating visual effect. Depending on the angle you look at it, the case changes appearance from transparent to a completely metallised effect. Rexam's new patented metallisation process, known as Metareflect®, provides the visual originality of the new Addict case. The process uses a special type of metallisation where the layer of atoms vacuum coated onto the surface is thin enough not to be opaque but provides a metallic reflection from any angle.

First delivery to Dior began in early 2001 and Dior Addict lipstick was launched globally in September 2001.





Early in 2002, the acquisition of a US based global beauty pumps business has opened up a new geographical market for Rexam beauty pumps and enhances our global manufacturing capability. It also provides a platform for increasing sales of our European made pumps in the US.

TOWARDS HIGHER LEVELS OF EXCELLENCE

Our customers invariably belong to world class organisations. That is why we must be world class in the way we deal with them. To push our performance to levels of excellence that customers value and that others cannot match, Rexam has adopted Lean Enterprise as an operational standard. Lean Enterprise is about utilising 100% of what we have, focusing on eliminating waste and having every employee fully involved in the process. It also creates a common framework for improvement throughout our business.

Within Lean Enterprise, our approach to quality is guided by Six Sigma, which we introduced in 1998. During 2001 Rexam increased its commitment to Six Sigma. We now have some 400 trained employees, as opposed to 125 in 2000, and that figure is set to double during this year. We are well on our way to establishing Six Sigma experts at every one of our manufacturing plants, technical centres and headquarters.

Rexam achieved an additional £10 million in savings from Six Sigma quality improvement projects during the year. In total, Six Sigma has helped achieve savings of some £32 million since its introduction. The continued focus on supply chain management, the introduction of new technologies, increased automation, as well as manpower reduction, brought efficiency savings as a whole for the Group to £28 million for the year.

DEVELOPING AND INSPIRING PEOPLE

As we sharpen our focus and raise our momentum, we need people who are enthused by what we can do and who are determined to be winners. Now in its fourth year, the Rexam Horizon Program, our own management development programme, supports the realisation of Rexam's business strategy by creating a talent pipeline that progressively builds the human capital base within the company and also by retaining that talent.

HELPING SSL WITH A FLEXIBLE SOLUTION

SSL International (formerly London International Group) is a major global manufacturer of surgical gloves. In the mid 1990s they began using flexible film to package their products. Although their first generation pack had been successful, SSL realised that there was room for improvement, and some criticisms had been received from the market place regarding the opening of the pack.

In 2000, SSL announced an investment in its operations in Malaysia. They decided to build a new plant and install new packaging machines to ensure greater capacity and efficiency. At that time, they turned to Rexam Medical Packaging to help find a new flexible film packaging solution. It would have to overcome the end user performance issues of the first generation pack, be capable of running on the new high speed packaging machines and be suitable for sterilisation by gamma irradiation. Time was tight as the first machine had to commence production within six months of the project start.

A multi-functional Rexam team took up the assignment and began extensive R&D work. A new laminate material that incorporated Rexam's patented Core Peel™ technology was specifically developed to meet the demanding product requirements. Next, trials and validation were completed on the new packaging machines both at the machine manufacturer's plant and after installation in Malaysia. Full approval for the new pack was obtained on time, enabling SSL to proceed on schedule with their installation and commissioning programme. Rexam then provided full technical support to assist SSL with the scale up of the production during 2001.

The new flexible film packaging for SSL overcomes the issues of their first generation pack, allows for higher production outputs and efficiencies as well as a reduction in waste levels. SSL has an improved packaging solution that gives greatly enhanced pack performance, which has been well received in the market place.


Biogel®
SURGICAL GLOVES
WITH BIOGEL® COATING


Snack StOP

During the year we also initiated a programme to consciously build a culture that will have a positive effect on the way we work and do business. Now that we are a Group with a common foundation and a common sense of purpose, we can create a cycle for success based on a strong single brand, a believable set of core values and a way of working that cannot be matched. We are convinced that enlightened, motivated and satisfied employees will ensure that customer needs are more readily met, increasing prosperity in the business to the benefit of all stakeholders. You can read more about this programme, which we call The Rexam Way, on pages 26 to 27.

NOW THAT THE COMPANY IS THE COMPANY

After five years of intensive restructuring we are now very much the company that we set out to be. We have a strong position in Beverage Packaging. The way that we have turned our two recent acquisitions into a success demonstrates that we have the knowledge and understanding of the market that our customers appreciate and respect. In Plastic Packaging we have leading positions in growth segments. Our Plastic Packaging businesses are a vital part of our strategy to build long term and wide ranging relationships with our clients. We will continue to focus on providing unequalled service and products to our customers while concentrating on the careful management of our assets and cash flow. Still concentrating on growing the business and reducing fixed and variable costs, we will start to examine other areas that we can leverage. The change in the pricing environment in beverage cans in the USA is witness to what can be achieved.

Rexam has come a long way as a company. We are poised to take it further.

Rolf Börjesson
Chief Executive
7 March 2002


Snack StOP
HAM & CHEESE PASTA

HELPING NESTLÉ SHIFT ITS SNACKS

At the end of 1999, Nestlé decided it needed to develop a new large snack food container to more aggressively market its Snack Stop brand in the United Kingdom. After conducting focus group sessions in early 2000, Nestlé asked Rexam to develop a new type of container that, through its size, shape and design, would deliver unique shelf appeal. As important, the new container would have to be able to protect consumers when adding boiling water to the plastic container.

Numerous 3D images and samples were designed and modeled by Rexam before Nestlé selected a unique oval shaped container. The complex shape meant that there would be forming issues using traditional injection molding processes. However, Rexam's proprietary RTF thermoforming technology overcame these difficulties resulting in a gripable, user friendly container that also provided an efficient thermal barrier. What's more, RTF meant that Nestlé could enjoy flexible production output to better match market demand.

These attributes proved so successful that in early 2001, Nestlé approached Rexam to develop a smaller pot to extend the Snack Stop range. The smaller container uses identical top dimensions, which allows both containers to be filled on the same new high speed filling line, thereby maximising production efficiency.

By March 2001, bulk production of the large container began and the product was launched in April. Production of the smaller Snack Stop container began in December 2001 and first deliveries started entering stores in early February 2002.

PEOPLE, SAFETY AND THE ENVIRONMENT


The Rexam Way

The line under the Rexam logo reads The Quality Name Around Quality Brands. Quality is a broad ranging concept. It refers to the packaging we design and manufacture, the manner in which we deal with our customers and suppliers, the way we present ourselves, and the way we want to be perceived in our dealings with our people and the communities we serve.

BUILDING A SINGLE STRONG CULTURE

In our journey to become a global consumer packaging company, we have concentrated very much on operational quality. Customer satisfaction is what drives us forward, at present and in the future. But now that Rexam has come together as one focused company, under a single Rexam brand, we have been able to start the work to develop a set of values that will further bind the Group together and that will help drive the growth of our ongoing activities. With operations stretching out across the globe and embracing a broad range of businesses and national cultures, finding a consistent and inspiring way of working together is a significant challenge, as well as a natural extension of our single brand strategy.

To set about achieving this, in 2001 we undertook a comprehensive survey that explored our people's attitudes to their work place and their work situation and importantly, what they would like to see change. The survey covered both management and operational people and a questionnaire was translated into fourteen different languages to gauge attitudes in Rexam worldwide.

This process has resulted in "The Rexam Way", a way of working and behaving which provides the framework and direction for all our various strategic initiatives. It covers every area of our business from manufacturing to marketing, from human resources to sales. It is based on a set of four core values that drive our businesses forward and form the foundation of all that we do – Continuous Improvement,

Teamwork, Trust and Recognition. We've called it The Rexam Way because, quite simply, it is the way we want to do things at Rexam.

The Rexam Way will involve and affect each and every one of our 21,000 employees around the world. The Rexam Way covers the way we work and behave towards each other, the way we develop, implement and manage various projects and programmes, and the way Rexam presents itself to customers, employees, shareholders and other stakeholders.

Through focus groups each Rexam Sector is in the process of identifying the gaps that need bridging in order to turn our aspirational values into reality. Developing the right kind of corporate culture is a high priority and forms part of the key objectives for each Sector management team. Culture is a key component as we develop as a world class business. Most people prefer to work in an environment where they feel valued and respected. They want to clearly understand what is expected of them, and what they can expect of others. A constructive corporate culture will go a long way to achieving this, and will have an impact on critical performance factors such as motivation, quality and productivity.

HEALTH, SAFETY AND ENVIRONMENT

Our overall goal is to ensure that we have a safe working environment, which benefits our employees, customers, shareholders and the communities around us, in every country in which we operate. Good practice regarding the management of physical risk not only protects our stakeholders and the environment, it also makes a positive contribution to the success of our business. Rexam has continually made a sustained effort to develop a process of evolution in health and safety, fire safety and environmental responsibilities. The cornerstones of our physical risk management programme are recognition and ownership at site level.

REXAM EMPLOYEES AROUND THE WORLD


North America
UK and Ireland
Scandinavia
Continental Europe
South East Asia
Central and South America

REPORTABLE ACCIDENT RATES 2000-2001


11
7
3
2000
2001
Beverage Can Europe & Asia
Beverage Can Americas
Glass
Beauty & Closures
Healthcare Flexibles
Plastic Containers



Each of the six Rexam Sectors is charged with ensuring that their businesses implement the Rexam Risk Management Programme (RMP). The RMP is an externally verified audit programme that focuses on health, safety, fire and property protection and the environment. It is designed to identify the inherent impacts/risks associated with our operations and to quantify the ability of each site to identify, measure, reduce, control, monitor and review all risks using internationally recognised best practice standards as a benchmark. The audits result in prioritised recommendation action plans for local risk management improvements. The primary responsibility and ownership of such plans rests with our Sector management teams.

WEB BASED AUDITING SYSTEM

Our employees drive the change for sustainable development. We support them by assisting them to develop an understanding of the implications of their actions and then guide them to take appropriate reduction and control measures. We use a proprietary intranet based Rexam Risk Auditing System, which gives our businesses readily accessible policies, systems and procedures that identify and control our physical risks. It also contains a knowledge library and Q&A section to help our people to develop a better understanding of the technical aspects of physical safety issues, which leads to better and more informed decision making.

Rexam businesses are expected to report annually on the Group's key performance indicators and to set clear targets for improvement and time-scales within which the targets should be met.

TAKING REXAM ONE STEP FURTHER

The focus in coming years is to increase local knowledge of issues and to reduce physical risk at all our operations. We will continue with external audits of all operations as each Sector continues to establish risk management improvement plans, the details of which will be reported to the Board. Health and Safety training programmes are being introduced across all regions in order to raise the levels of our understanding and management of this key issue.

Now that we are one Group with a common consumer packaging base, we are accelerating the process of social, ethical and environmental assessment reporting (SEE). We are in the process of selecting a number of key performance indicators against which we will report regularly. It is our firm belief that SEE issues are core to the way we conduct our business and integral to the overall delivery and adherence to our values.

PACKAGING AND THE ENVIRONMENT

Rexam's focus on and involvement in consumer packaging is reflected in its commitment to take a proactive stance on issues related to packaging and the environment. We believe that sound environmental management makes good business sense, and reducing the impact of packaging on the environment is an integral part of our culture and operating practices. Our task is to help our customers to balance consumers' expectations regarding the functionality of a piece of packaging with its impact on the environment.

We approach environmental management from a holistic standpoint, from supply of raw material to disposal and recycling of products once used. We aim to develop a high level of knowledge to actively support the promotion of environmental consideration in packaging design, development and manufacturing. The use of resources, raw materials and energy in a packaging system is ultimately about finding the right balance between the resources needed in packaging and the potential savings to be made in the distribution system as well as the avoidance of product loss and damage.

We also actively participate in the setting up and support of used packaging recovery and recycling systems in those regions where we operate.

Recycling of used packaging is on the increase in Europe although there are local variations in the general upward trend. The European Union has proposed more exacting recycling targets that are to be met by 2006. Recovery and recycling are also progressively starting in many of the EU accession countries.

In the US, the long standing high performance of beverage packaging recycling is falling off. Several actions have been initiated to reinforce consumers' commitment in the US. Rexam is working closely with organisations such as the Can Manufacturers Institute and other similar organisations to reverse the trend.





DIRECTORS AND OFFICERS



David Tucker



Francis Labbé




Spendrups

Jeremy Lancaster



Michael Buzzacott



Lars Emilson



John Warren



Rolf Börjesson




Snack Stop



ael Hartnall



Dominioni



d Gibson



CHAIRMAN

Jeremy Lancaster (66)

Appointed to the Board on 10 January 1996 and as non executive Chairman on 16 May 1996. He was Chairman and Chief Executive of Wolseley plc for twenty years and non executive Chairman of Hepworth PLC for four years.

DEPUTY CHAIRMAN

John Warren (48)

Appointed to the Board on 18 March 1994 and as non executive Deputy Chairman on 1 January 1999. He is Group Finance Director of WHSmith PLC and was formerly Group Finance Director of United Biscuits (Holdings) plc.

EXECUTIVE DIRECTORS

Rolf Börjesson (59)*

Appointed to the Board on 10 January 1996 and as Chief Executive and Managing Director on 1 July 1996. Prior to joining Rexam, he was Chief Executive of PLM AB. He is currently a non executive director of Invensys plc and Midway Holding AB.

Yves Dominioni (55)*

Joined Rexam in 1995 as Président Directeur Général of Sofab SA, the French fragrance pumps business. Appointed to the Board on 22 May 1997 and is currently responsible for the Beauty & Closures Sector. He started his career in the packaging industry with the CarnaudMetalbox Group where he became director of the Food division and the worldwide Aerosol division.

Lars Emilson (60)*

Appointed to the Board on 21 October 1999 and is Group director with overall responsibility for Beverage Cans. He joined PLM AB in 1970 and held various senior positions throughout that organisation.

Michael Hartnall (59)*

Appointed to the Board as Finance Director on 31 July 1987. Prior to joining Rexam, he was Managing Director of Mayhew Foods plc. He is currently a non executive director of Elementis plc.

Francis Labbé (48)*

Appointed to the Board on 29 September 2000 as Group director with overall responsibility for Glass Packaging and Plastic Packaging. Prior to joining Rexam he was Executive Vice President for the Food, Aerosols and Speciality Packaging businesses of CarnaudMetalbox.

COMPANY SECRETARY

David Gibson (39)*

NON EXECUTIVE DIRECTORS

The Board considers that the Chairman, the Deputy Chairman and the other non executive directors are independent.

Michael Buzzacott (54)

Appointed to the Board on 17 May 2000. He joined BP in 1969 and has held various senior positions. He is currently Group Vice President for Chemicals with specific responsibility for activities in Europe and the Middle East.

David Tucker (62)

Appointed to the Board on 22 May 1997. Other appointments include Chairman of Britannic Smaller Companies Trust Plc and Edinburgh UK Tracker Trust plc. He is also a non executive director of Wolseley plc and a trustee of the Mineworkers' Pension Scheme.

SECTORS

David Anderson*

Responsible for the Glass Sector since July 2000.

William Barker*

Responsible for the Beverage Can Americas Sector since August 2001.

Harry Barto*

Responsible for the Plastic Containers Sector since January 2002.

Michael Herdman*

Responsible for the Beverage Can Europe & Asia Sector since July 2000.

Anthony MacLaurin*

Responsible for the Healthcare Flexibles Sector since February 2001.

CORPORATE

Nick Bird Group Marketing

Chris Bowmer Treasury

Stuart Bull Group Financial Control

Per Erlandsson* Corporate Communications

David Gibson Legal

Graham Gillespie Group IT

Rudolph Kalveks* Corporate Development

Anders Linde External Environmental Affairs

Peter Moxom* Human Resources

Hans Rijnten* Lean Enterprise

Adeena Thomas Risk Management

*a member of the Group Management Committee


35
16
3

SUMMARY FINANCIAL STATEMENT

INDEPENDENT AUDITORS' STATEMENT TO THE SHAREHOLDERS OF REXAM PLC

We have examined the Group's Summary Financial Statement.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors are responsible for preparing the Annual Review in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement within the Annual Review with the full Annual Accounts and Directors' Report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

BASIS OF OPINION

We conducted our examination in accordance with Bulletin 1999/6 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

OPINION

In our opinion the Summary Financial Statement is consistent with the full Annual Accounts and Directors' Report of Rexam PLC for the year ended 31 December 2001 and complies with the applicable requirements of section 251 of the Companies Act 1985, and regulations made thereunder.

Ernst & Young LLP
Registered Auditor
London

7 March 2002

SUMMARY REPORT OF THE DIRECTORS

The directors present the Summary Financial Statement for the year ended 31 December 2001. The full Report of the Directors can be found on pages 54 to 56 in the Annual Accounts.

PRINCIPAL ACTIVITIES, BUSINESS REVIEW AND DEVELOPMENT

This information is contained in the preceding pages of the Annual Review.

2001 RESULTS

The consolidated profit before tax for the year ended 31 December 2001 was £229m. After charging tax and providing for minority interests and non equity dividends, the net profit attributable to ordinary shareholders was £155m. Equity dividends paid and proposed for the year amounted to £65m, leaving an amount of £90m which was added to reserves.

DIVIDENDS

The directors are proposing a final dividend of 9.2p per ordinary share which, subject to shareholder approval, will be paid on 5 June 2002 to shareholders on the register at 10 May 2002. When taken with the interim dividend of 6.7p per ordinary share paid to eligible shareholders on 5 November 2001, this makes a total dividend of 15.9p per ordinary share for the year ended 31 December 2001 (2000: 15.1p per share).

Dividends on the 7.75p convertible cumulative preference shares are payable on 31 March and 30 September each year.

PRINCIPAL ACQUISITIONS AND DISPOSALS

The following is a summary of the significant transactions completed during the year.

Acquisitions

On 13 August 2001, the acquisition of the Danish plastic packaging operation and certain assets and the order book of Tölkki OY in Finland from Danapak A/S was announced for a cash consideration of £16m.

The acquisition of the Schmalbach-Lubeca beverage can making plant in Ejpovice, Czech Republic, was completed on 1 October 2001 for a cash consideration of £16m.

Agreement to acquire the Risdon-AMS US based beauty pumps business in Thomaston, Connecticut, from Crown Cork & Seal was announced on 13 December 2001 and completed on 22 January 2002 for a cash consideration of £75m.

These acquisitions were financed through a placing of 31m Rexam PLC ordinary shares in December 2001 that raised £107m after expenses.

Disposals

As reported in the 2000 Report, the disposals of the Release and the Decorative Specialties International divisions of the Coated Films and Papers Sector were completed on 28 February 2001 and 18 April 2001 respectively.

The disposal of MiTek, the main business in the Group's Building and Engineering Sector, to Berkshire Hathaway Inc was announced on 12 June 2001 and completed on 31 July 2001 for a consideration of £256m.

Pursuant to the acquisition of American National Can Group, Inc, Rexam gave an undertaking to the European Commission to divest three European beverage can making plants. The sale of the Runcorn, UK, and La Ciotat, France, plants to Schmalbach-Lubeca was announced on 6 July 2001 and completed on 1 October 2001 for a cash consideration of £48m, subject to net asset and other adjustments. The sale of the Gelsenkirchen, Germany, plant to a private investor group for a consideration of £40m was announced on 14 December 2001 and completed on 18 January 2002.

Agreement to sell the Group's US flexible plastic packaging business in Lakeville, USA to Sunbelt Manufacturing, Inc was reached on 20 November 2001 for a cash consideration of £8m.

The Group's 24.5% shareholding in the Japanese beverage can making company, Nippon National Seikan Company Limited, was sold to the majority shareholder, Asahi Breweries, on 12 December 2001 for a cash consideration of £16m.

On 21 February 2002, the Group announced that agreement had been reached to sell its 70% shareholding in Rexam Combibloc Limited, valuing it at £15m, to the SIG Group of Switzerland.

DIRECTORS

Details of the Board of directors at the date of this Report are set out on page 31.

An extract of the Remuneration Report containing a summary of the directors' remuneration and benefits is given on page 35.

CORPORATE GOVERNANCE

As detailed in the Corporate Governance Report on pages 57 to 59 and in the Remuneration Report on pages 60 to 66 of the Annual Accounts, the Company has complied throughout the year with the provisions of the Combined Code which forms part of the Listing Rules of the UK Listing Authority, with the exception that notice of the Annual General Meeting 2001 was given to shareholders within the statutory time period but not within the Combined Code's recommended time period.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held at 11.00am on Thursday 16 May 2002 at Church House, Dean's Yard, London SW1, details of which can be found in the AGM circular.

AUDITORS

The Report of the Auditors on the Annual Accounts of the Group for the year ended 31 December 2001 was unqualified and did not contain a statement under either sections 237(2) or 237(3) of the Companies Act 1985.

Ernst & Young, who became Ernst & Young LLP during 2001, have expressed their willingness to continue in office and a resolution to this effect will be proposed at the Annual General Meeting 2002.

On behalf of the Board
David Gibson
Company Secretary

7 March 2002

SUMMARY DIRECTORS' REMUNERATION AND BENEFITS

The remuneration of the Chairman and executive directors, their terms of employment and any incentive schemes involving the shares of the Company are decided upon by the Remuneration Committee. Non executive directors' fees are recommended by the Chairman and the Chief Executive and approved by the Board.

The membership of the Remuneration Committee and its policies, together with other detailed information on directors' emoluments, pensions, share options and shareholdings, part of which is reproduced below, are set out in the full Remuneration Report on pages 60 to 66 of the Annual Accounts and signed by the Chairman on behalf of the Board.

DIRECTORS' EMOLUMENTS

	2001 Fees/salary £000	2001 Performance related pay £000	2001 Benefits £000	2001 Total £000	2000 Fees/salary £000	2000 Performance related pay £000	2000 Benefits £000	2000 Total £000
Rolf Börjesson	600	390	22	1,012	535	146	14	695
Michael Buzzacott (from 17.05.2000)	30	–	–	30	19	–	–	19
Yves Dominioni	215	142	5	362	276	43	6	325
Lars Emilson	384	239	6	629	203	84	7	294
Rob Gluskin (until 01.08.2000)	–	–	–	–	161	123	19	303
Alain Gomez (until 17.05.2000)	–	–	–	–	11	–	–	11
Michael Hartnall	375	113	3	491	330	–	8	338
Francis Labbé (from 29.09.2000)	335	226	1	562	84	21	–	105
Jeremy Lancaster	140	–	–	140	140	–	–	140
David Tucker	30	–	–	30	30	–	–	30
John Warren	30	–	–	30	30	–	–	30
	2,139	1,110	37	3,286	1,819	417	54	2,290

Rolf Börjesson, Lars Emilson and Francis Labbé are all entitled to receive a housing allowance to assist them in residing in London. These allowances are excluded for the purpose of calculating pension or incentive entitlements. During 2000, Yves Dominioni was on expatriate status in Hong Kong and received a living allowance of £68,416 in order to help him meet living expenses in that territory. The housing and living allowances are included in the salaries disclosed above.

Total pension contributions of £169,000 (2000: £139,000) and salary supplements for personal pensions and life assurance benefits of £450,000 (2000: £302,000), which were made on behalf of the executive directors during the year, are not included in the above table.

As Chairman of the Investment Committee of the Rexam Pension Plan, David Tucker received fees of £12,000 (2000:£6,000) from the Rexam Pension Plan in addition to his fees as a non executive director.

Rob Gluskin retired as a director of the Company on 1 August 2000 but remained an employee of the Group until 31 October 2001. In addition to the amounts disclosed above he received over the period from 1 August 2000 to 31 October 2001 approximately £475,000, in cash and benefits, pursuant to a separation and settlement agreement signed in respect of his retirement from office. The performance related pay figure in 2000 for Rob Gluskin comprises £123,133 in respect of the US rolling three year cash bonus plan.

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER

	2001 £m	2000 Restated £m
Turnover		
Continuing operations	3,352	2,291
Discontinued operations	136	493
	3,488	2,784
Turnover of associated undertakings	(101)	(54)
	3,387	2,730
Continuing operations	307	214
Discontinued operations	26	64
Operating profit before goodwill amortisation and exceptional items	333	278
Goodwill amortisation	(67)	(33)
Exceptional items – charged to operating profit	(102)	(37)
Operating profit	164	208
Exceptional items – profit on fixed assets	-	5
Exceptional items – disposals of businesses	180	(64)
Profit on ordinary activities before interest	344	149
Interest		
Before exceptional items	(115)	(76)
Exceptional items	-	(13)
	(115)	(89)
Profit on ordinary activities before taxation		
Before goodwill amortisation and exceptional items	218	202
Goodwill amortisation	(67)	(33)
Exceptional items	78	(109)
	229	60
Taxation		
Before exceptional items	(66)	(61)
Exceptional items	-	14
	(66)	(47)
Profit on ordinary activities after taxation		
Before goodwill amortisation and exceptional items	152	141
Goodwill amortisation	(67)	(33)
Exceptional items	78	(95)
	163	13
Equity minority interests	(3)	(3)
Profit for the financial year	160	10
Dividends on non equity shares	(5)	(5)
Ordinary dividends on equity shares	(65)	(59)
Retained profit/(loss) for the financial year	90	(54)
Basic earnings per ordinary share (pence)		
Before goodwill amortisation and exceptional items	36.6	33.9
Including goodwill amortisation and exceptional items	39.4	1.3
Diluted earnings per ordinary share (pence)		
Before goodwill amortisation and exceptional items	35.3	33.0
Including goodwill amortisation and exceptional items	37.9	1.3

The summary consolidated profit and loss account for 2000 has been restated to reflect the discontinuance of the Release, DSI, US Metallising and Chartham Papers divisions from the Coated Films and Papers Sector, MiTek from the Building and Engineering Sector and Cartons Puerto Rico from disposals and businesses for sale.

SUMMARY CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER

	2001 £m	2000 £m
Fixed assets	2,390	2,686
Current assets	1,267	1,472
Creditors falling due within one year	(1,431)	(912)
Net current (liabilities)/assets	(164)	560
Total assets less current liabilities	2,226	3,246
Creditors falling due after one year	(822)	(2,040)
Provisions for liabilities and charges	(418)	(523)
	986	683
Capital and reserves	961	661
Equity minority interests	25	22
	986	683

SUMMARY CONSOLIDATED CASH FLOW STATEMENT AND CHANGES IN NET BORROWINGS FOR THE YEAR ENDED 31 DECEMBER

	2001 £m	2000 £m
Operating profit	164	208
Depreciation	164	145
Impairment of fixed assets	73	5
Goodwill amortisation	67	33
Movement in working capital excluding acquisition related expenditure	80	12
Proceeds from securitised debtors	21	–
Other movements	(41)	(22)
Cash flow from operating activities excluding acquisition related expenditure	528	381
Returns on investments and servicing of finance excluding ANC bank financing fees	(124)	(68)
Taxation paid	(38)	(56)
Capital expenditure (net)	(166)	(152)
Free cash flow	200	105
Equity dividends paid on ordinary shares	(60)	(59)
Business cash flow	140	46
Acquisitions	(55)	(1,571)
Disposals	517	163
Cash flow	602	(1,362)
Currency fluctuations	(19)	(91)
Share capital changes	116	(1)
Net borrowings at 1 January	(2,060)	(606)
Net borrowings at 31 December	(1,361)	(2,060)

This Summary Financial Statement was approved by the Board on 7 March 2002

Jeremy Lancaster
Chairman

Michael Hartnall
Finance Director

THE LAST TEN YEARS

		2001 £m	2000 £m	1999 £m	1998 £m
Consolidated profit and loss account					
Continuing operations		**3,352**	2,291	1,572	850
Discontinued operations		**136**	493	817	1,073
Group turnover		**3,488**	2,784	2,389	1,923
Continuing operations		**307**	214	154	92
Discontinued operations		**26**	64	82	103
Operating profit before goodwill amortisation and exceptional items		**333**	278	236	195
Goodwill amortisation		**(67)**	(33)	(16)	(2)
Exceptional items		**78**	(96)	7	1
Interest		**(115)**	(89)	(40)	(9)
Profit/(loss) before taxation		**229**	60	187	185
Taxation		**(66)**	(47)	(53)	(62)
Profit/(loss) after taxation		**163**	13	134	123
Equity minority interests		**(3)**	(3)	(2)	(1)
Profit/(loss) for the financial year		**160**	10	132	122
Consolidated balance sheet					
Fixed assets		**2,390**	2,686	1,153	892
Other (liabilities)/assets (net)		**(43)**	57	139	42
Net assets		**2,347**	2,743	1,292	934
Capital and reserves		**961**	661	667	475
Equity minority interests		**25**	22	19	13
Equity		**986**	683	686	488
Net borrowings		**1,361**	2,060	606	446
Capital employed		**2,347**	2,743	1,292	934
Statistics					
Return on sales:					
Before goodwill amortisation and exceptional items	%	**9.5**	10.0	9.9	10.1
Basic earnings per ordinary share:					
Before goodwill amortisation and exceptional items	p	**36.6**	33.9	32.2	25.1
Including goodwill amortisation and exceptional items	p	**39.4**	1.3	31.9	23.9
Dividends per ordinary share	p	**15.9**	15.1	14.8	14.3
Interest cover	Times	**3**	4	6	22
Capital expenditure	£m	**180**	161	155	117
Gearing	%	**138**	302	88	91
Average number of employees	Number	**23,000**	23,800	26,200	22,700

Earnings and dividends per ordinary share have been restated for the rights issue announced in February 1993.

1997 £m	1996 £m	1995 £m	1994 £m	1993 £m	1992 £m
1,002	1,156	1,134	999	986	651
1,043	1,223	1,317	1,379	1,149	920
2,045	2,379	2,451	2,378	2,135	1,571
103	86	87	101	103	88
95	102	110	138	100	64
198	188	197	239	203	152
–	–	–	–	–	–
(10)	(359)	5	(5)	10	–
(8)	(18)	(12)	(8)	(1)	(4)
180	(189)	190	226	212	148
(56)	(48)	(47)	(64)	(68)	(39)
124	(237)	143	162	144	109
(1)	–	(1)	(1)	(2)	(2)
123	(237)	142	161	142	107
679	790	898	945	839	687
68	15	147	85	43	36
747	805	1,045	1,030	882	723
673	636	680	623	611	439
10	9	10	8	9	8
683	645	690	631	620	447
64	160	355	399	262	276
747	805	1,045	1,030	882	723
9.7	7.9	8.0	10.1	9.5	9.7
24.6	22.4	24.9	31.2	28.0	24.3
23.0	(48.5)	26.9	30.7	28.2	24.5
14.5	14.1	14.1	13.8	12.6	11.1
25	10	16	30	203	38
109	144	189	169	117	88
9	25	51	63	42	62
21,700	24,900	26,500	27,500	26,100	22,000

CORPORATE AND REGISTERED ADDRESS

Rexam PLC, 4 Millbank, London SW1P 3XR United Kingdom.
Telephone 020 7227 4100 Fax 020 7227 4109.

STOCK EXCHANGE LISTING

The Company's ordinary and preference shares are listed on the London Stock Exchange. Details of the share price can be found on the Rexam web site, www.rexam.com, or in the daily press.

GLOBAL CLASSIFICATION SECTOR

Rexam PLC has been reclassified to the FTSE Support Services Sector as a result of the discontinuation of the Packaging Sector on 31 December 2001.

REXAM WEB SITE

We have recently redesigned www.rexam.com. Our web site now presents a greater insight into the world of Rexam and the world of packaging, as well as providing all our user groups with more information, more quickly and more easily.

REPORT AND ACCOUNTS

To request a copy of the Annual Report, please refer to the inside front cover of this Annual Review.

REGISTRAR

If you have any enquiries about your shareholding in Rexam PLC or wish to advise a change of address, or set up or amend an instruction to have your dividends paid directly to your bank or building society account, please contact Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. Telephone 0870 241 3931. The dividend mandate form can be downloaded from the Rexam web site.

Lloyds TSB Registrars provide on line access to a range of shareholder information through their web site www.shareview.co.uk. You can view your shareholding in Rexam and find practical help to update your personal details, or download dividend mandate or dividend reinvestment forms. Your shareholder reference number, shown on share certificates and tax vouchers, will be required to give you access to the web site.

SHAREHOLDER ENQUIRIES

For general enquiries please contact the Company Secretary's department at Rexam PLC. Alternatively, send your enquiry via the Rexam web site to the Corporate Communications department.

AMERICAN DEPOSITARY RECEIPTS (ADRs)

Rexam has an ADR programme for which JPMorgan Chase Bank (formerly The Morgan Guaranty Trust Company of New York) acts as Depositary. The ADRs trade on the Nasdaq market under the symbol REXMY and one ADR equates to five Rexam ordinary shares. When dividends are paid to shareholders, the Depositary makes the equivalent payment in US dollars to ADR holders. The Depositary also operates a dividend reinvestment plan for ADR holders. Further information is available from JPMorgan Chase Bank, JPMorgan Service Center, PO Box 43013, Providence, RI 02940-3013, USA.
Telephone +1 781 575 4328 or +1 800 428 4237 (toll free within the USA). Web site www.adr.com/shareholder

DIVIDENDS

	Dividend per share (p)	Ex-dividend date	Record date	Payment date
Ordinary shares				
Interim 2001	6.7	10.10.01	12.10.01	05.11.01
Final 2001	9.2	08.05.02	10.05.02	05.06.02
Preference shares	3.875	05.09.01	07.09.01	01.10.01
	3.875	13.03.02	15.03.02	02.04.02

DIVIDEND REINVESTMENT PLAN

The Company's dividend reinvestment plan provides a simple and economic way for shareholders to reinvest their Rexam ordinary cash dividends in Rexam ordinary shares. Details of the plan and an application form can be found in the Investor pages on the Rexam web site or, alternatively, by contacting the Share Dividend Team at Lloyds TSB Registrars, address as above.

The last date for receipt of instructions relating to the reinvestment of dividends for the Final 2001 dividend is 13 May 2002.

CAPITAL GAINS TAX

The market value of Rexam ordinary shares at 31 March 1982, the normal basis for indexation allowance, was 75.3p per share, as adjusted for the sub division in November 1992 and the capital reorganisation in October 1998. Shareholders requiring clarification of their capital gains tax position should consult their professional adviser.

The market value and proportional values of the ordinary, preference and B shares following the share capital reorganisation on 12 October1998, were as follows.

	Market value (p)		Proportional value (%)
Ordinary shares	169.75		74.136
Preference shares	101.00		75.826
B shares	98.00	Ordinary	25.864
		Preference	24.174

As a result of the reorganisation, holders of ordinary shares were entitled to 7 new ordinary shares and 4.23 B shares for every 9 existing ordinary shares. Holders of preference shares were entitled to 7 new preference shares and 2.30 B shares for every 9 existing preference shares. All remaining B shares were redeemed on 30 September 2000 at their nominal value of £1 per share.

SHARE DEALING SERVICE

If you do not have a share dealing facility, Rexam has a low cost share dealing service arranged by Hoare Govett Limited. Ordinary and preference shareholders wishing to use the service should contact the Low Cost Share Dealing Department at Hoare Govett Limited, 250 Bishopsgate, London EC2M 4AA. Telephone 020 7678 8300.

SHAREGIFT

If you have a small number of shares that you no longer want and whose value makes it uneconomic to sell them, you may wish to consider donating them to charity through Sharegift, an independent charity share donation scheme. A share transfer form may be obtained from the Registrars or the Company Secretary's Department of Rexam PLC. Further information is available from www.sharegift.org or telephone 020 7337 0501.

PERSONAL EQUITY PLANS (PEPs) AND INDIVIDUAL SAVINGS ACCOUNTS (ISAs)

Bank of Scotland administer the existing Rexam PEPs and an ISA for Rexam shares is available to existing and prospective eligible UK shareholders. Further information is available from Bank of Scotland, PEP and ISA Department, PO Box No 17122, 600 Gorgie Road, Edinburgh EH11 3WA. Telephone 0845 300 3980 Fax 0131 442 8140. Bank of Scotland is regulated by the FSA for PEP and ISA business.

ANALYSIS OF ORDINARY SHAREHOLDERS

At 7 March 2002

	Holdings number	%	Share number ('000)	%
Category				
Individuals	16,376	80	18,609,821	4
Insurance companies and pension funds	11	-	6,185,508	2
Banks and nominees	3,641	18	397,292,843	92
Other corporate holders	398	2	9,251,810	2
	20,426	100	431,339,982	100
Size of holdings				
Up to 2,000 shares	16,102	79	10,832,809	2
2,001 – 20,000 shares	3,514	17	16,744,219	4
20,001 – 100,000 shares	425	2	20,034,524	5
Over 100,000 shares	385	2	383,728,430	89
	20,426	100	431,339,982	100

ADDRESSES

HEAD OFFICE

Rexam PLC
4 Millbank
London SW1P 3XR
United Kingdom
Tel +44 (0)20 7227 4100
Fax +44 (0)20 7227 4109

SECTOR HEADQUARTERS

Rexam Beverage Can Americas
8770 W Bryn Mawr Avenue
Chicago IL 60631
USA
Tel +1 773 399 3000
Fax +1 773 399 3354

Rexam Beverage Can Europe & Asia
100 Capability Green
Luton, Bedfordshire LU1 3LG
United Kingdom
Tel +44 (0)1582 408999
Fax +44 (0)1582 726065

Rexam Glass
Monk Bretton
Barnsley, South Yorkshire S71 2QG
United Kingdom
Tel +44 (0)1226 710211
Fax +44 (0)1226 712593

Rexam Beauty & Closures
4 Rue Diderot
Suresnes (Paris) 92156
France
Tel +33 (0)1 41 38 98 00
Fax +33 (0)1 41 38 98 24

Rexam Healthcare Flexibles
1919 S Butterfield Road
Mundelein IL 60060 9735
USA
Tel +1 847 362 9000
Fax +1 847 918 4665

Rexam Plastic Containers
The Ridge
Yate, Bristol BS37 7AA
United Kingdom
Tel +44 (0)8709 004 400
Fax +44 (0)1454 874 304

Rexam web address
www.rexam.com

Produced by Rexam Designed by Dowell//Stubbs Photography by Gunnar Nydrén, Lars Lydig, Klas Westman and Rexam Printed in Sweden by Duro Grafiska



REXAM PLC
4 MILLBANK
LONDON
SW1P 3XR
UNITED KINGDOM
www.rexam.com

REXAM

FIGURES IN FOCUS

ANNUAL ACCOUNTS 2001





CONTENTS

THE REXAM YEAR AT A GLANCE

	2001 £m	2000 £m	Increase %
Sales	**3,488**	2,784	25
Operating profit*	**333**	278	20
Profit before taxation*	**218**	202	8
Free cash flow	**200**	105	90
	pence	pence	%
Basic earnings per ordinary share*	**36.6**	33.9	8
Dividends per ordinary share	**15.9**	15.1	5

* Before goodwill amortisation and exceptional items

FINANCIAL CALENDAR 2002

March 7	Announcement of 2001 Final Results
May 8	Ex-dividend date for 2001 final dividend on Ordinary Shares
May 16	Annual General Meeting
June 5	Proposed payment date for 2001 final dividend on Ordinary Shares
August 29	Announcement of 2002 Interim Results
October 9	Ex-dividend date for 2002 interim dividend on Ordinary Shares
November 6	Proposed payment date for 2002 interim dividend on Ordinary Shares
December 31	Financial year end

The Annual Review 2001, incorporating the Summary Financial Statement, does not contain sufficient information to allow for a full understanding of the results of the Group or the state of the affairs of the Company and of the Group. The Annual Review 2001, together with this publication, comprise the full Annual Report.

Shareholders who have received the full Annual Report, but wish to receive only the Annual Review in future years should telephone or write to: Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. Telephone 0870 241 3931.

OUR VISION

Our vision is to become the leading consumer packaging group in each of our chosen market segments within beverages, beauty, healthcare and food. Leading doesn't necessarily refer to size, although we have to be large enough and global enough to meet our customers' requirements wherever they may be or want to be. We also have to be large enough to be an interesting customer to our suppliers so that we can derive maximum value from our position.

Leading also refers to our manufacturing capabilities, the quality of our products, the level of service we offer, our ability to innovate and the efficiency of how we manage the supply chain. We want to be No1 with our employees in terms of providing the kind of working environment in which people can grow and feel respected and fulfilled. We also want to be a leader in the eyes of society at large in terms of the way in which we act in the community and the responsibilities we assume as an employer and citizen.




BEVERAGE
HEALTHCARE
BEAUTY
FOOD
BEVERAGE CAN AMERICAS
BEVERAGE CAN EUROPE & ASIA
GLASS
BEAUTY & CLOSURES
HEALTHCARE FLEXIBLES
PLASTIC CONTAINERS
Head & Shoulders

Rexam provides consumer packaging solutions for global and regional customers primarily in the beverage, beauty, healthcare and food segments. We work through six manufacturing Sectors each based on a specialised technology. Each of the Rexam Sectors has its own Sector Director who, together with his management team, is responsible for the running of the Sector.

REXAM IS A GLOBAL COMPANY SERVING GLOBAL AND REGIONAL CUSTOMERS

Rexam's customers are invariably world class organisations. As their industries continue to consolidate and expand they are becoming more global. At the same time, they are consolidating their supplier base and looking to align themselves with global partners who understand the scale and nature of their business, and who can supply their needs on a local level.

We must be world class in the way we deal with them. Rexam has consciously sought to put in place an international management team with which to build a global company. We have to forge close links with our customers to facilitate an intimate and long-term capability to serve their packaging needs.

Rexam has more than 100 manufacturing operations in some 25 countries serving the major markets of the world.

TOP 20 CUSTOMERS ACCOUNT FOR 56% OF REXAM CONSUMER PACKAGING SALES


56%

The majority of Rexam's sales are made to large international consumer products companies who are growing their businesses on a global and regional basis.

Allegiance	Interbrew
Anheuser Busch	J & J
BACI	L'Oréal
Bryggerigruppen	LVMH
Cadbury-Schweppes	Pabst
Carlsberg	Pepsi-Cola
Coca-Cola	Philip Morris
Coors	Procter & Gamble
Heineken	Red Bull
Holsten	Unilever

TOP 10 GLOBAL CONSUMER PACKAGING SUPPLIERS

Ranked by sales (£bn)

Rexam estimates


£bn
5
4
3
2
1
0
CROWN CORK & SEAL
TETRA PAK
OWENS-ILLINOIS
REXAM
TOYO SEIKAN
ST GOBAIN
BALL/REYNOLDS
PACTIV
SCHMALBACH-LUBECA
ALCAN

SECTOR HEADQUARTERS AND MANUFACTURING LOCATIONS

SOUTH EAST ASIA

China
- Rexam Beverage Can, Zhaoqing, joint venture
- Rexam Der Kwei Shenzhen
- Rexam Der Kwei Shanghai
- Rexam Der Kwei Tianjin

Hong Kong
- Rexam Beauty & Closures Regional HQ

Indonesia
- Rexam Der Kwei Jakarta
- Rexam Der Kwei Surabaya

Korea
- Rexam Beverage Can, Taejun City, joint venture

Singapore
- Rexam Medical Packaging Singapore

Taiwan
- Rexam Der Kwei Hsin Chu

THE AMERICAS

Brazil
- Rexam Beverage Can Extrema
- Rexam Beauty Packaging Jundiai
- Rexam Medical Packaging Londrina

Mexico
- Rexam Beverage Can, Queretaro, joint venture
- Rexam Medical Packaging Guadalajara

Puerto Rico
- Rexam Medical Packaging Cidra

USA
- Rexam Beverage Can Americas HQ Chicago
- Rexam Beverage Can Birmingham
- Rexam Beverage Can Bishopville
- Rexam Beverage Can Chatsworth
- Rexam Beverage Can Chicago
- Rexam Beverage Can GAPP Elk Grove Village
- Rexam Beverage Can EMD Elk Grove Village
- Rexam Beverage Can BTEC Elk Grove Village
- Rexam Beverage Can Fairfield
- Rexam Beverage Can Forest Park
- Rexam Beverage Can Fremont
- Rexam Beverage Can Kent
- Rexam Beverage Can Longview
- Rexam Beverage Can Oklahoma City
- Rexam Beverage Can Olive Branch
- Rexam Beverage Can Phoenix
- Rexam Beverage Can San Leandro
- Rexam Beverage Can St Paul
- Rexam Beverage Can Valparaiso
- Rexam Beverage Can Whitehouse
- Rexam Beverage Can Winston-Salem
- Rexam Dispensing Systems Thomaston
- Rexam Cosmetic Packaging Torrington
- Rexam Sussex
- Rexam Closures & Containers Evansville
- Rexam Closures & Containers Princeton
- Rexam Closures & Containers Madisonville
- Rexam Healthcare Flexibles HQ Mundelein
- Rexam Medical Packaging Mundelein
- Rexam Medical Packaging Madison
- Rexam Medical Packaging Mount Holly
- Rexam Medical Packaging Ashland
- Rexam Thin Wall Plastics Union

EUROPE

Austria
- Rexam Beverage Can Enzesfeld

Belgium
- Rexam Thin Wall Plastics Antwerp

Czech Republic
- Rexam Beverage Can Ejpovice
- Rexam Thin Wall Plastics AS
- Rexam Petainer AS

Denmark
- Rexam Glass Holmegaard
- Rexam Closures & Containers Langeskov
- Rexam Holmia Kolding
- Rexam Thin Wall Plastics Stilling

France
- Rexam Beverage Can Dunkerque
- Rexam Beverage Can Mont
- Rexam Beauty & Closures HQ Suresnes
- Rexam Sofab Le Tréport
- Rexam Cosmetic Closures Simandre
- Rexam SMT Tournus
- Rexam Reboul Annecy
- Rexam Beauté Métallisation Simandre
- Rexam SPS Coulommiers
- Rexam Thin Wall Plastics Troyes

Germany
- Rexam Beverage Can Berlin
- Rexam Beverage Can Recklinghausen
- Rexam Glass Bad Münder

Ireland
- Rexam Beverage Can Waterford
- Rexam Medical Packaging Sligo

Italy
- Rexam Beverage Can Nagara
- Rexam Beverage Can San Martino

Netherlands
- Rexam Glass Dongen
- Rexam Thin Wall Plastics Beuningen

Poland
- Rexam Glass Gostyn

Russia
- Rexam Beverage Can Naro Fominsk

Spain
- Rexam Beverage Can La Selva
- Rexam Beverage Can Valdemorillo

Sweden
- Rexam Beverage Can Fosie
- Rexam Glass Limmared
- Rexam Thin Wall Plastics Lidköping
- Rexam Petainer Lidköping

Turkey
- Rexam Beverage Can Manisa

UK
- Rexam Beverage Can Europe & Asia HQ Luton
- Rexam Beverage Can Milton Keynes
- Rexam Beverage Can Wakefield
- Rexam Glass HQ Barnsley
- Rexam Glass Barnsley
- Rexam Medical Packaging Winterbourne
- Rexam Plastic Containers HQ Yate
- Rexam Thin Wall Plastics Yate
- Rexam Thin Wall Plastics Hereford
- Rexam Thin Wall Plastics Deeside



BEVERAGE PACKAGING
- REXAM BEVERAGE CAN (Americas and Europe & Asia)
- REXAM GLASS

PLASTIC PACKAGING
- REXAM BEAUTY & CLOSURES
- REXAM HEALTHCARE FLEXIBLES
- REXAM PLASTIC CONTAINERS

OPERATING AND FINANCIAL REVIEW

STRATEGY

Rexam's strategy is to continue its development as a focused consumer packaging company. The acquisition of American National Can (ANC) in 2000 following the purchase of PLM in 1999 resulted in Rexam becoming one of the top five consumer packaging companies in the world and the biggest global provider of beverage cans. As our customers and international markets grow, it becomes necessary for Rexam to play an active part in the consolidation process, thereby ensuring effective and efficient customer service.

Over the years as the Group has reshaped, most non core businesses have been sold to fund the acquisition programme. These disposals are substantially complete, allowing management time and resource to grow and improve the core beverage and plastic packaging businesses.

BUSINESS AND CHARACTERISTICS

Rexam's principal business is Consumer Packaging, which has the following business and financial characteristics:

Sales

The long term growth rate of sales volume for the company and the consumer packaging industry is typically 3% to 5% per annum. Most of Rexam's Consumer Packaging is sold into the beverage, beauty, healthcare and food markets, which are largely non-cyclical. Substitution of packaging products tends to occur slowly and is not perceived to be a significant business risk in the short term.

Customers and competitors

The majority of Rexam's sales are made to large international consumer products companies who are growing their businesses on a global basis. They are demanding customers who typically need packaging partners to support their geographic and product expansion programmes. Rexam and its competitors have responded by consolidating and offering a broader product range to those customers. Further consolidation of the industry can be anticipated.

Financial

Typical operating margins for the consumer packaging industry are in the range 8% to 11% with a high degree of sustainability. There is no indication that margins will change significantly in the future. Rexam is essentially a converter of raw materials. In most years it has been possible, where necessary, to pass raw material cost increases and decreases to the customer by adjusting selling prices. There is no expectation that this pattern of trading is likely to change, although the rapid rise in raw material and energy costs in 2000 did cause some short term changes to profits.

Rexam has had a strong and consistent cash flow as discussed in "Historic performance" below, and this is expected to continue. The strong cash flow has enabled the Board to pursue a policy of paying around 50% of attributable profit as dividends.

HISTORIC PERFORMANCE

The following table, starting in 1996 when a change of top management took place, shows the Group's historic performance before goodwill amortisation and exceptional items.

	2001 £m	2000 £m	1999 £m	1998 £m	1997 £m	1996 £m
Sales	**3,488**	2,784	2,389	1,923	2,045	2,379
Operating profit*	**333**	278	236	195	198	188
Profit before tax*	**218**	202	196	186	190	170
Basic earnings per share* (pence)	**36.6**	33.9	32.2	25.1	24.6	22.4

* Before goodwill amortisation and exceptional items

Much of the increased profitability has resulted from acquisitions, principally Der Kwei, PLM and, most recently, ANC. In addition, aggressive efficiency programmes have been implemented throughout the Sectors. Over the past six years the Group has achieved strong cash flows and has returned substantial funds to shareholders by way of dividends and, in 1998, by a £255m return of capital.

	Free cash flow* £m	Ordinary dividends £m	Business cash flow* £m	Dividends per share pence
1996	137	(71)	66	14.1
1997**	80	(71)	9	14.1
1998**	92	(64)	28	14.1
1999**	110	(56)	54	14.8
2000	105	(59)	46	15.1
2001	**200**	**(60)**	**140**	**15.9**
	724	(381)	343	

* Before acquisitions and disposals
** Adjusted for delayed dividend payments

Free cash flow was exceptionally buoyant during 2001 with working capital improving by £80m, as discussed in "Cash flow" below.

2001 PERFORMANCE

2001 was a strong trading year for the Group with good growth in sales, profits and earnings.

	2001 £m	2000 £m	Increase %
Sales	**3,488**	2,784	25
Operating profit*	**333**	278	20
Interest*	**(115)**	(76)	51
Profit before tax*	**218**	202	8
Basic earnings per share (pence)*	**36.6**	33.9	8
Dividends per share (pence)	**15.9**	15.1	5

* Before goodwill amortisation and exceptional items

Profit before tax of £218m from normal activities has to be adjusted by deducting £67m for goodwill amortisation and adding a gain of £78m for exceptional items to give a Group profit before tax of £229m (2000: £60m). For further information see "Goodwill" and "Exceptional items" below.

There have been significant changes to the Group's portfolio of businesses during the past two years. ANC was purchased in July 2000 for £1.5 billion and a number of disposals have been made to finance this major acquisition. This Review includes tables of sales, operating profit and a segment analysis showing the core Consumer Packaging businesses on a pro forma basis, with the objective of giving shareholders a fuller explanation of the Group's activities. For this purpose, acquisitions have been adjusted to a comparable base, while disposals have been classified to either "Disposals and businesses for sale" or "Discontinued operations".

The underlying performance of the core Consumer Packaging businesses has been very encouraging during the year, as follows:

Sales growth	+8%
Operating profit growth	+16%

Both Beverage Packaging and Plastic Packaging showed a strong performance, with Beverage Packaging being enhanced by synergies from the successful integration of ANC.

The major disappointment in the year has been Image Products, which recorded a loss in the year as discussed in "Disposals and businesses for sale and discontinued operations" below.

EXCHANGE RATES

Movements of foreign exchange rates can have a significant impact upon the translation of Rexam's results into sterling as about 85% of the Group's business is conducted overseas. Sterling weakened slightly on average against the US dollar and the euro in 2001, which resulted in an overall improvement in Group sales of £68m and operating profit of £6m. The principal exchange rates used in preparation of the Accounts are set out on page 68 to the Accounts.

Changes in exchange rates on business transactions during the year had no significant impact upon Group profits.

SALES

Sales from the core Consumer Packaging business rose 8% (5% adjusted for currency fluctuations) and were somewhat above internal expectations. The beverage can business, in particular, was robust in both North America and Europe. Most of the gain came from improved volumes rather than pricing.

		£m	Increase %
Sales reported 2000		2,784	
Disposals and planned disposals		(878)	
Ongoing operations 2000 reported in 2001		1,906	
Impact of acquisitions		898	
Ongoing operations 2000 pro forma basis		2,804	
Currency fluctuations	78		
Improved sales	149		
		227	8
Ongoing operations reported 2001		**3,031**	

OPERATING PROFIT

Profit performance from the core businesses was excellent in 2001, with an improvement of 16% (14% adjusted for currency fluctuations). Profit improvement was principally due to increased volume, efficiencies and synergies from the ANC integration programme. The tables and discussion of operating profit that follow are based upon operating profit before goodwill amortisation and exceptional items.

		£m	Increase %
Operating profit reported 2000		278	
Disposals and planned disposals		(98)	
Ongoing operations 2000 reported in 2001		180	
Impact of acquisitions		76	
Ongoing operations 2000 pro forma basis		256	
Currency fluctuations	5		
Improved operating profit (see below)	36		
		41	16
Ongoing operations reported 2001		**297**	

Analysis of improved operating profit:	
Prices and costs	(32)
Volume increases	38
Efficiency savings	28
Retirement benefits change	2
	36

Unfortunately, it was not possible to increase prices sufficiently to cover all inflationary cost increases.

SECTOR PERFORMANCE

Segment analysis

	2001 Sales £m	2001 Profit £m	2001 ROS %	2000 Sales £m	2000 Profit £m	2000 ROS %
Beverage Packaging	**2,306**	**214**	**9.3**	2,120	186	8.8
Plastic Packaging	**725**	**50**	**6.9**	684	39	5.7
Consumer Packaging	**3,031**	**264**	**8.7**	2,804	225	8.0
Retirement benefits	**–**	**33**	**–**	–	31	–
Ongoing operations*	**3,031**	**297**	**9.8**	2,804	256	9.1
Impact of acquisitions	**–**	**–**	**–**	(898)	(76)	–
Discontinued and disposals	**457**	**36**	**7.9**	878	98	11.2
	3,488	**333**	**9.5**	2,784	278	10.0

* Ongoing operations 2000 on a pro forma basis

Beverage Packaging

	2001	2000	Pro forma 2000	Pro forma increase
Sales	**£2,306m**	£1,229m	£2,120m	9%
Operating profit	**£214m**	£107m	£186m	15%
Return on sales	**9.3%**	8.7%	8.8%	

The beverage can business was strong during the year, with increased volumes in both Europe and North America. In addition to a good summer in Europe, demand was robust during the final quarter of the year which enabled plants to work at close to full capacity in what is normally the seasonal downturn.

	Sales £m	Operating profit £m	Return on sales %
6 months to 30 June 2000*	1,037	94	9.1
6 months to 31 December 2000*	1,083	92	8.5
6 months to 30 June 2001*	1,136	101	8.9
6 months to 31 December 2001	1,170	113	9.7

* On a pro forma basis

The integration of ANC continued successfully during the year and the process is now largely complete. The synergies realised to date from the integration are £29m, compared with the original target of £30m by the end of 2002. Of this total, £6m was realised in 2000 and £23m in 2001. Rexam expects that additional synergies of £6m will arise during the coming year.

Beverage can pricing in the United States declined in 2000, a process that continued until the second quarter of 2001. Although prices started to move ahead modestly from then, the overall impact of pricing was negative for the year. Capacity has now been removed (Rexam has closed two plants during the year) resulting in a better balance between supply and demand. This has enabled Rexam to negotiate some price increases, which will become effective in 2002, thereby reversing the downward pricing spiral experienced by the industry for a number of years. Pricing in Europe was generally flat, with improved profits coming from better volumes.

Sales and operating profit from the Glass Sector were little changed from the previous year. The industry continues to suffer from excess capacity, which tends to weaken pricing. Accordingly, Rexam has begun to take out capacity from two of its plants, for which an exceptional restructuring charge has been made in 2001.

Plastic Packaging

	2001	2000	Pro forma 2000	Pro forma increase
Sales	**£725m**	£677m	£684m	6%
Operating profit	**£50m**	£38m	£39m	28%
Return on sales	**6.9%**	5.6%	5.7%	

2001 saw a good recovery in Plastic Packaging, which in the previous year had experienced sharp price increases in raw materials, particularly in the second half.

	Sales £m	Operating profit £m	Return on sales %
6 months to 30 June 2000*	338	23	6.8
6 months to 31 December 2000*	346	16	4.6
6 months to 30 June 2001*	369	23	6.2
6 months to 31 December 2001	356	27	7.6

* On a pro forma basis

During the year prices declined and management have been able to pass on earlier raw material cost increases to customers thereby restoring margins to more normal levels. Volume growth in the Beauty Sector was only 3%, well below the 7% to 9% seen in previous years. The airport lounge sales in the final quarter saw a marked downturn following the events of September 11. In addition, customers destocked a number of product lines. Elsewhere volume growth was satisfactory, although there was some loss of business when our plant producing hospital pouches in the United Kingdom closed and production was transferred to France. As the industry continues to experience excess capacity Rexam has instituted a rationalisation programme and is closing plants as necessary. This matter is further discussed in "Exceptional items" below. Overall, a satisfactory year with a good recovery in margins to 6.9%.

Disposals and businesses for sale and discontinued operations

	2001	2000
Sales	**£457m**	£878m
Operating profit	**£36m**	£98m
Return on sales	**7.9%**	11.2%

During the past two years Rexam has undertaken an extensive programme of disposals to finance the acquisition of ANC. Most businesses within the Coated Films and Papers, the Building and Engineering and the Printing Sectors and some peripheral packaging businesses have now been sold. It is therefore not practical to make a comparison between the performance of the last two years. MiTek, DSI and Release were all sold during 2001. They performed satisfactorily during their ownership by Rexam. The sale of these and other businesses resulted in an exceptional profit of £180m.

Two businesses remain unsold. TBS Engineering, which makes machinery for assembling batteries, had a very strong performance in 2001 as both the automotive and telecom markets, its primary source of customers, were buoyant. However, order intake has now weakened significantly and Rexam expects lower profits in the coming year, which makes disposal of the company rather more challenging. Rexam remains confident about the long term performance of the business which is well managed and has a strong market position.

Image Products is more problematic. After a good performance in 2000, order intake weakened significantly during the year and demand remains depressed. The business fell into loss and there was an exceptional charge for redundancies and restructuring. Rexam has reviewed the value of the fixed assets and an impairment charge of £63m has been made to reflect better the loss of value of the business. In spite of difficult trading conditions, management have remained loyal and supportive and are working to improve the fortunes of the business. Rexam remains committed to selling the business as soon as practicable.

INTEREST AND INTEREST COVER

Interest for the year increased significantly to £115m (2000: £76m, before exceptional interest) as a result of the acquisition of ANC in July 2000. Interest in the first half of the year was £62m but reduced in the second half to £53m; the decline was due to the receipt of the proceeds from the disposal programme and lower interest rates. Rexam expects a further decline in interest during the coming year as additional businesses have now been sold.

Interest cover (operating profit before goodwill amortisation and exceptional items divided by interest) for the year was 2.9 (2000: 3.7) but in the second half of the year it improved to 3.2.

Interest cover remains Rexam's principal financial measure with regard to borrowing levels. The target is to return to above 4.0 and the expectation is to be in the 3.5 to 4.0 range during 2002 following the reduction in borrowings.

TAXATION

The charge for taxation during the year was £66m or 30% of profit before taxation, goodwill amortisation and exceptional items. This is in line with recent years and a similar rate is expected in 2002. Due to taxation losses available and timing differences following the acquisition of ANC, the taxation paid was £38m or 17% of profit before taxation, goodwill amortisation and exceptional items.

Looking to the future, Rexam anticipates that taxation payments for the next two years will be in the region of 23% to 26% of profit before taxation, goodwill amortisation and exceptional items, although taxation projections are inherently difficult to make.

The Group will in 2002 adopt the new financial reporting standard, FRS19 "Deferred taxation". This standard requires companies to account for deferred taxation on a full deferral basis for the first time in many years. Rexam does not anticipate that the new standard will make a material difference to the taxation charge in 2002.

RETIREMENT BENEFITS

Funded defined benefit pension schemes

While Rexam operates a number of funded defined benefit pension schemes throughout the world, there are two schemes of dominant importance. The pension scheme based in the United Kingdom has been operated by the Group for many years. It is valued on a triennial basis, with the last valuation undertaken in April 2000 when a surplus of £313m was reported by the actuaries. The other major scheme has been operated by ANC in the United States. When Rexam acquired ANC in 2000, the scheme was valued and showed a surplus of £171m.

Both valuations were on the basis of market values. A summary of all funded defined benefit pension schemes in Rexam is set out below.

	£m
2000 actuarial valuations used in preparation of the 2001 accounts:	
Assets	2,759
Liabilities	(2,243)
Actuarial surplus	516
Recognised on the balance sheet:	
At 31 December 2001	**353**
At 31 December 2000	312

The regular cost of providing funded defined benefit pensions for current employees was £24m, which has been charged in the profit and loss account as an operating expense. Due to the substantial surpluses that exist within the schemes, the Group is enjoying a pension holiday of £19m, as contributions paid during the year were only £5m.

	2001 £m	2000 £m
Regular cost of current employees charged in the businesses	**24**	24
Cash contributions	**(5)**	(6)
Pension holiday	**19**	18

The funds will be formally valued again in 2003 in accordance with Rexam's normal practice. However, as required by the new financial reporting standard, FRS17 "Retirement benefits", which will be fully adopted by Rexam in 2003, all the funds have been estimated as at December 2001. At that date the surplus on funded defined benefit pension schemes had declined to £139m, as shown in Note 4d(i) to the Accounts.

Other pension schemes

In addition to the funded defined benefit pension schemes discussed above, the Group operates various other unfunded defined benefit and defined contribution pension schemes. Cash contributions made during the year were £9m (2000: £8m).

Retirement medical schemes

Rexam operates retirement medical schemes in the United States. The principal scheme was inherited by the Group on the acquisition of ANC in 2000. A summary of all retirement medical schemes in Rexam is set out below.

	2001 £m	2000 £m
Present value of liabilities	**253***	270
Recognised on the balance sheet	**272**	269
Payments of medical benefits	**23**	10

* Following Rexam's acquisition of ANC, a number of the benefits have been reappraised and members' contributions increased. This resulted in a reduction of the liability during 2001.

Profit and loss account

Accounting standard SSAP24, "Accounting for pension costs" used by British companies for many years, allows interest on pension fund surpluses and retirement medical liabilities to be credited or charged to the profit and loss account together with the amortisation of the surpluses and liabilities over the service lives of current employees. Consequently, during the year the profit and loss account received a net credit of £33m which, to improve clarity for the reader, is shown separately in the segment analysis in Note 1 to the Accounts.

	2001 £m	2000 £m
Interest and amortisation of variations:		
Pension schemes	**52**	45
Retirement medical schemes	**(19)**	(10)
	33	35

In 2002, Rexam will continue to use SSAP24 and the triennial valuations prepared in 2000. The profit benefit in 2002, subject to minor variations, should again be about £33m.

New financial reporting standard - FRS17

Rexam will fully adopt FRS17 in 2003. In common with many other companies, Rexam's Accounts will significantly change as a result of adopting FRS17. The credit to operating profit of £33m in 2001 will be replaced by a credit or charge within the interest account. The interest calculation will be based upon the market value of the assets and liabilities of the various schemes at the beginning of each year. As most commentators have pointed out, it is possible that the interest account will show greater volatility from year to year as market values change.

Based upon the 2000 triennial valuations, Rexam's profit and loss account in 2003 would show a credit of about £10m to £13m. It is possible that this credit may become a charge if market values change.

Obviously, these accounting changes will not alter the fundamental economic issues within the pension schemes themselves. On the advice of Rexam's actuaries, the schemes are expected to remain in surplus such that Rexam expects to benefit from a substantial cash pension holiday, subject to the outcome of the next actuarial valuations in 2003. Full contributions will recommence at some point, although the exact timing depends upon market movements in the years ahead.

GOODWILL

Since 1998 goodwill arising on acquisitions has been capitalised on the balance sheet and amortised through the profit and loss account over its useful economic life, a period not exceeding twenty years. The principal acquisitions made in this period have been ANC, PLM and Der Kwei which, together with some smaller acquisitions, result in an amortisation charge to the profit and loss account of £67m in 2001 (2000: £33m). The goodwill capitalised on the balance sheet at December 2001 was £1,196m (2000: £1,269m) and is, in the opinion of the Board, supported by the projected cash flows from the related acquisitions.

Goodwill arising on acquisitions made before 1998 has been eliminated against reserves and therefore does not appear as an asset on the balance sheet. The amount in respect of businesses owned at December 2001 was £522m (2000: £631m) of which £166m relates to Image Products. In accordance with financial reporting standard FRS3 "Reporting financial performance" and Rexam's normal accounting procedures, goodwill will be recognised in the profit and loss account as and when any related businesses are sold. There will be no effect on either equity or borrowings.

EXCEPTIONAL ITEMS

During the year the integration of ANC was largely completed. This programme included plant and office closures and various redundancy programmes. These items, together with some reduction in capacity in the Glass business, totalled £18m. Plastic Containers, part of Plastic Packaging, encountered very difficult trading conditions during 2000. The industry in which it operates experienced significant overcapacity and was also affected by large increases in resin prices. Also a large proportion of the business is based in the United Kingdom and is now rather uncompetitive due to the strength of sterling. A rationalisation programme was instituted during the second half of 2001 and will be completed in the next few months. The total cost of this programme is £17m, of which £8m will be cash.

A number of sizeable businesses were sold during the year, resulting in an exceptional profit of £180m.

	£m	£m
Restructuring costs		
Ongoing operations		
Beverage Packaging:		
ANC integration, capacity reduction and cost reduction initiatives, also Glass capacity reduction	(18)	
Plastic Packaging:		
Capacity reduction within Plastic Containers, principally in the UK, to improve competitiveness	(17)	
		(35)
Businesses for sale		
Image Products:		
Redundancy and other costs	(4)	
Fixed asset impairment	(63)	
		(67)
Sale of businesses		
Profit on businesses sold	330	
Capitalised goodwill	(32)	
	298	
Goodwill previously eliminated which is reinstated for accounting purposes; it has no impact on shareholders' equity or borrowings	(118)	
		180
Exceptional profit before taxation		78

ACQUISITIONS

Acquisition activity in the year was comparatively modest, after the significant purchase of ANC in the previous year. Beverage can and plastics plants were purchased to strengthen Rexam's position in its core markets.

	£m
Beverage can plant in the Czech Republic	16
Plastic containers plant in Denmark	16
ANC acquisition costs	12
Other acquisitions and costs	11
Total cash cost of acquisitions	55

In December, Rexam announced that it had reached agreement to acquire a US fragrance pumps business for £75m. This transaction, which was completed in January 2002, provides an excellent product, customer and geographic fit for the Rexam pumps business based in France.

EQUITY ISSUES

In December 2001, the Group issued 31m new ordinary shares at a price of 350p per share and raised £107m of equity, after expenses, to fund the acquisitions discussed above. The exercise of share options generated a further £8m of equity in the year.

DISPOSALS

In 2000, Rexam announced it would sell its Coated Films and Paper, Building and Engineering and Printing Sectors to partially finance the acquisition of ANC, at a cost of £1.5 billion, which was purchased entirely with borrowings. A target of £800m was set for disposals. The following table shows that progress towards this goal has largely been completed.

	£m	£m
2000		163
2001		
MiTek	256	
Coated Films and Papers	181	
Can and plastics businesses	86	
Costs	(6)	
		517
		680
2002 and future periods (transactions already announced)		
Gelsenkirchen (deferred element £37m)	40	
Combibloc	15	
MiTek (deferred element)	3	
		58
		738

As discussed above, Rexam hopes to complete the disposal process during 2002 and continues to target total proceeds of £800m.

CASH FLOW

Rexam achieved a record cash flow during the year with free cash flow increasing to £200m. The principal contributor to the improvement was a reduction in working capital at the year end of £80m, which is likely to be a one time benefit. Stocks were lower than usual due to strong sales and there were improvements in trade debtors and creditors. The Board expects free cash flow in 2002 to be at more normal levels. Tax payments were unusually low, as discussed in "Taxation" above.

	2001 £m	2000 £m
Cash flow from operations after taxation, interest and non equity dividends	265	245
Change in working capital	80	12
Capital expenditure (net)	(166)	(152)
	179	105
Proceeds from securitisation of debtors	21	–
Free cash flow	200	105
Equity dividends	(60)	(59)
Business cash flow	140	46
Acquisitions	(55)	(1,571)
Disposals	517	163
Cash flow	602	(1,362)
Currency fluctuations	(19)	(91)
Share capital changes	116	(1)
Net borrowings at the beginning of the year	(2,060)	(606)
Net borrowings at the end of the year	(1,361)	(2,060)

During 2001 Rexam instituted a programme to enable the trade debtors of some of its USA businesses to be securitised. This programme allows Rexam to benefit from attractive interest rates available from the US commercial paper markets. At the end of 2001 the programme only included the North American beverage can operations. For more information on the securitisation of debtors see Note 14 to the Accounts.

CAPITAL EXPENDITURE

Gross capital expenditure for the year was in line with expectations at £180m or 110% of depreciation. Rexam continues to plan on similar rates of investment for the foreseeable future. Disposals of assets and property during the year was £14m, bringing net capital expenditure to £166m.

Capital expenditure/depreciation (£m)


Ratio
2001
180
164
1.10
2000
161
145
1.11
1999
155
145
1.07
Capital expenditure (gross)
Depreciation

BALANCE SHEET AND BORROWINGS

	2001 £m	2000 £m
Intangible fixed assets	1,196	1,269
Other net assets	1,151	1,474
	2,347	2,743
Equity including minority interests	986	683
Net borrowings	1,361	2,060
	2,347	2,743
Gearing	138%	302%

At the end of 2000, following the acquisition of ANC for cash, the Group's gearing increased to 302%. As a result of the disposal programme, equity issuance and excellent cash flow during the year, net borrowings have reduced to £1,361m and gearing has dropped to 138%.

Debt increased in January 2002 by £75m for the acquisition of the US fragrance pumps business. While borrowings remain relatively high, there should be opportunities to reduce debt in the coming year from further disposals and cash generated from the business.

Currently, Rexam primarily finances its debt with two syndicated bank facilities. The first facility is for euro 2 billion which matures in 2005. The other facility, set up at the time of the ANC acquisition to finance the Group during the disposal programme, was initially for US$1.6 billion, expiring in October 2002. Borrowings under the latter facility are shown within "Borrowings: amounts falling due within one year" on the balance sheet.

During the final quarter of 2001, Rexam signed a Medium Term Note agreement to issue public debt to refinance its short term borrowings. It is the intention of the Board to issue notes under this programme which, together with the excess capacity on the longer term facility, will enable the short term US dollar facility to be fully repaid in advance of its expiry date.

FINANCIAL RISK MANAGEMENT

Derivative financial instruments are used to manage trading exposures, liabilities and assets under parameters laid down by the Board. They are used to manage interest rate, foreign exchange and commodity risks.

Derivatives are used for hedging financial risks. Any use of derivatives for speculative purposes is done in a strictly controlled manner. In 2000 and 2001 such use was immaterial and did not require disclosure.

With about 80% of Rexam's net assets outside the UK, and therefore denominated in foreign currencies, hedging the balance sheet position is very important. The chart below shows the extent to which borrowings and derivatives have been used to hedge those net assets.

Net assets/net borrowings (£m)


Total
2,869
1,361
US$
1,172
533
Euro/
Scand
943
698
Sterling
561
89
Other
193
41
Net assets
Net borrowings

The net assets shown above include goodwill previously written off to reserves as shown in Note 18a to the Accounts.

Interest rate risk

The objective of interest rate risk management is to reduce the exposure of the Group to the effects of rising short term interest rates on its borrowings. This is achieved by varying the proportion of fixed rate debt/investment relative to floating rate over the forward time horizon, mainly by using interest rate swaps. The interest rate risk profile of the Group is set out in Note 18d to the Accounts, and the fair value position of its fixed rate borrowings and derivatives is shown in Note 18g to the Accounts.

Rexam had raised its interest rate hedge levels to give a greater degree of certainty to interest costs after borrowing rose appreciably to fund the ANC acquisition in 2000. Interest rates have generally fallen since then, particularly US$. This means that Rexam is borrowing more cheaply on the floating rate part of its borrowings, but paying the higher fixed rates on the remainder.

Most of the euro swaps were put in place in 2000 to hedge increased euro borrowings financing the investment in ANC's European businesses. No significant changes have been made to US$ long term hedges although borrowings do now also include finance leases acquired with ANC, which are at fixed rates.

The 60% overall ratio of fixed to floating rates is at the high end of normal ranges, reflecting the historically higher borrowing levels. As swaps mature this ratio will drop, but new swaps will be needed to extend the average duration, presently 2.6 years, of the current swaps.

Foreign exchange risk

Many of Rexam's businesses are involved in cross border trade transactions which inevitably introduce currency risks related to foreign exchange movements. Hedging strategies, using forward currency contracts and other derivatives, are put in place for managing these exposures, where appropriate. The Group usually hedges a higher proportion of the nearer term currency exposures than the expected (but not contractually committed) sales or purchases to be made further into the future. This active management of risk means that more cover is taken out when rates are judged to be favourable or to protect against increased risk.
Longer term foreign exchange contracts have been entered into to hedge the European beverage can business' longer term sales and purchasing contracts. As a result, some foreign exchange (FX) hedges extend beyond the end of 2002.

The fair value of FX hedge transactions is shown in Note 18g to the Accounts. No open FX positions at 31 December 2001 related to FX derivative trading activity. FX derivative contracts are used for hedging general business exposures in foreign currencies such as purchase and sale of goods and services, capital expenditures, and dividend flows. These are treated as hedge accounting and they are only recognised when the related purchase or sale transaction occurs.

Cross currency swaps and forward FX contracts are the main derivatives used, together with net currency borrowings, to manage currency balance sheet exposures. These are all hedge accounted, off-setting movements in assets. All gains and losses arising therefrom are taken to reserves. The recognition of gains or losses on all such financial instruments for which such hedge accounting treatment is applied is disclosed in Note 18h to the Accounts.

Commodity risk

The objective of commodity risk management is to identify those businesses which have exposures to commodities that are traded on commodity markets and to then determine which, if any, commodity market instruments are appropriate for hedging those exposures. The commodity markets which the Group currently uses for management of such exposures is the London Metals Exchange for aluminium used by the European Beverage Can operation, and the New York Mercantile Exchange for hedging certain energy exposures.

Rexam manages the purchase of certain raw materials, including aluminium, and other costs, including energy, through physical supply contracts which, in the main, relate directly to commodity price indices. The contracts can be hedged with appropriate derivative contracts to fix and manage the costs. The derivative hedge contracts may extend over several years. Usually a higher proportion of short term exposures are hedged than those further forward. The extent of the forward cover taken is judged according to market conditions and prices of futures prevailing at the time.

The fair value of commodity hedge transactions is shown in Note 18g to the Accounts. No commodity positions related to commodity trading or speculative activity at 31 December 2001. The commodity hedges relate to contracted and expected future purchases of aluminium sheet and energy. They will be recognised through accounting for the inventory and subsequent manufacturing/sale process. The commodity contracts themselves are accounted as hedges and are not recognised in the balance sheet.

SUMMARY

2001 was a very satisfactory year for the Group, with good growth in sales and profits. The integration of ANC has been successfully managed and the beverage can operation, in particular, can look forward to 2002 with optimism. The success of the disposal programme and strong cash flow has substantially improved the Group's balance sheet. Management can now concentrate on improving profits and cash flow from the core Consumer Packaging business, while searching for attractive bolt-on acquisitions.

Rolf Börjesson
Chief Executive

Michael Hartnall
Finance Director

7 March 2002

REPORT OF THE DIRECTORS

The directors present their Report and the Group Accounts for the year ended 31 December 2001.

PRINCIPAL ACTIVITIES, BUSINESS REVIEW AND DEVELOPMENT
This information can be found in the separate Annual Review and in the Operating and Financial Review on pages 46 to 53.

2001 RESULTS
The consolidated profit before tax for the year ended 31 December 2001 was £229m. After charging tax and providing for minority interests and non equity dividends, the net profit attributable to ordinary shareholders was £155m. Equity dividends paid and proposed for the year amounted to £65m, leaving an amount of £90m which was added to reserves.

DIVIDENDS
The directors are proposing a final dividend of 9.2p per ordinary share which, subject to shareholder approval, will be paid on 5 June 2002 to shareholders on the register at 10 May 2002. When taken with the interim dividend of 6.7p per ordinary share paid to eligible shareholders on 5 November 2001, this makes a total dividend of 15.9p per ordinary share for the year ended 31 December 2001 (2000: 15.1p per share).

Dividends on the 7.75p convertible cumulative preference shares are payable on 31 March and 30 September each year.

PRINCIPAL ACQUISITIONS AND DISPOSALS
Details of the Group's acquisitions and disposals can be found in the Operating and Financial Review on page 51. The following is a summary of the significant transactions completed during the year.

Acquisitions
On 13 August 2001, the acquisition of the Danish plastic packaging operation and certain assets and the order book of Tölkki OY in Finland from Danapak A/S was announced for a cash consideration of £16m.

The acquisition of the Schmalbach-Lubeca beverage can making plant in Ejpovice, Czech Republic, was completed on 1 October 2001 for a cash consideration of £16m.

Agreement to acquire the Risdon-AMS US based beauty pumps business in Thomaston, Connecticut, from Crown Cork & Seal was announced on 13 December 2001 and completed on 22 January 2002 for a cash consideration of £75m.

These acquisitions were financed through a placing of 31m Rexam PLC ordinary shares in December 2001 that raised £107m after expenses.

Disposals
As reported in the 2000 Report, the disposals of the Release and the Decorative Specialties International divisions of the Coated Films and Papers Sector were completed on 28 February 2001 and 18 April 2001 respectively.

The disposal of MiTek, the main business in the Group's Building and Engineering Sector, to Berkshire Hathaway Inc was announced on 12 June 2001 and completed on 31 July 2001 for a consideration of £256m.

Pursuant to the acquisition of American National Can Group, Inc, Rexam gave an undertaking to the European Commission to divest three European beverage can making plants. The sale of the Runcorn, UK, and La Ciotat, France, plants to Schmalbach-Lubeca was announced on 6 July 2001 and completed on 1 October 2001 for a cash consideration of £48m, subject to net asset and other adjustments. The sale of the Gelsenkirchen, Germany, plant to a private investor group for a consideration of £40m was announced on 14 December 2001 and completed on 18 January 2002.

Agreement to sell the Group's US flexible plastic packaging business in Lakeville, USA to Sunbelt Manufacturing, Inc was reached on 20 November 2001 for a cash consideration of £8m.

The Group's 24.5% shareholding in the Japanese beverage can making company, Nippon National Seikan Company Limited, was sold to the majority shareholder, Asahi Breweries, on 12 December 2001 for a cash consideration of £16m.

On 21 February 2002, the Group announced that agreement had been reached to sell its 70% shareholding in Rexam Combibloc Limited, valuing it at £15m, to the SIG Group of Switzerland.

DIRECTORS
Details of the Board of directors at the date of this Report are set out on page 31 of the Annual Review.

The directors who, under the Articles of Association, are to retire at the Annual General Meeting 2002 and who offer themselves for re-election are Mr Jeremy Lancaster, non executive Chairman, and Mr Rolf Börjesson, executive managing director. The service contracts of all executive directors are available for inspection at the registered office of the Company and will be available at the Annual General Meeting.

DISCLOSABLE INTERESTS
No director was interested during or at the end of the year in any contract of significance in relation to the business of the Company or its subsidiary undertakings. The executive directors are deemed, however, to have an interest in the Rexam PLC ordinary shares held by the Rexam

Employee Share Trust as detailed in Note 12 to the Accounts on page 85.

Full details of the share interests of those directors who held office on 31 December 2001, and their families, are set out in the Remuneration Report on pages 60 to 66.

SHARE CAPITAL

Details of the Company's ordinary and preference share capital as at 1 January 2001 and 31 December 2001 can be found in Note 21 to the Accounts on page 93.

In December 2001, 31m ordinary shares were placed in the market at a price of £3.50 per share raising £107m after expenses. The proceeds were used to finance acquisitions as already disclosed, and to reduce debt.

EMPLOYEE SHARE SCHEMES

Long Term Incentive Scheme

Details of the Long Term Incentive Scheme are contained in the Remuneration Report on page 61.

Awards of options over 4,568,600 ordinary shares were made on 7 September 2001 to certain senior executives.

The total number of ordinary shares under option in respect of the 1999, 2000 and 2001 plans at 31 December 2001 and 7 March 2002 is 6,866,700 and 6,627,700 respectively.

Executive Share Option Schemes 1984 and 1997

The 1984 Scheme expired in 1994 and a number of outstanding options remain capable of being exercised until expiry of the exercise period for the relevant grant. Options are generally exercisable between three and ten years from the date of grant.

Under the 1997 Scheme 2,725,921 and 1,097,306 ordinary shares were granted under option on 19 April 2001 and 5 September 2001 at an acquisition price of £2.5583 and £3.66 per share respectively. The performance criterion for the 2001 grants is based on economic profit growth which is explained in the Remuneration Report on page 61.

Options over ordinary shares have been granted under the 1984 and 1997 Schemes at acquisition prices varying between £2.10 and £4.954 per share. The total number of ordinary shares under option at 31 December 2001 and 7 March 2002 is 15,034,306 and 14,307,938 respectively.

Savings Related Share Option Schemes 1988 and 1997

The 1988 Scheme expired in May 1998 and outstanding options are generally exercisable within six months of the fifth or seventh anniversary of the opening of the related sharesave contract.

Options over 567,802 ordinary shares were granted under the 1997 Scheme on 2 October 2001 at an acquisition price of £2.99 per share and are generally exercisable within six months of either the third, fifth or seventh anniversary of the opening of the related sharesave contract.

Options over ordinary shares have been granted under the 1988 and 1997 Schemes at acquisition prices varying between £1.61 and £4.02 per share. The total number of ordinary shares under option at 31 December 2001 and 7 March 2002 is 3,784,572 and 3,651,125 respectively.

RESEARCH AND DEVELOPMENT

Expenditure during the year amounted to £28m (2000: £25m).

ENVIRONMENT

Further details can be found in the People, safety and the environment section on pages 26 to 29 in the Annual Review and in Corporate Governance on pages 57 to 59 in the Annual Accounts.

SUBSTANTIAL SHAREHOLDINGS

As at the date of this Report, the Company had received notification from the following financial institutions of their own and their clients' interests of 3% or more in the issued ordinary share capital of the Company.

The number of shares and percentage interest stated are as disclosed at the date on which the holding was notified.

	Shares	%
The AEGON UK plc Group of Companies	15,979,739	4.03
Standard Life Investments	16,135,257	4.06

AUTHORITY FOR PURCHASE OF OWN SHARES

At the Annual General Meeting 2001, shareholders passed a special resolution authorising the Company, in accordance with the Articles of Association, to purchase up to 39.6m of its own ordinary shares in the market. At the date of this Report, no shares had been purchased under this authority. The directors are seeking to renew the authority at the Annual General Meeting 2002. Further details can be found in the AGM circular.

CREDITOR PAYMENT POLICY

The Group's operating businesses are responsible for the terms and conditions under which they conduct business transactions with their suppliers. It is Group policy to agree the terms of payment and make payments to suppliers in accordance with those terms, provided that suppliers have complied with all relevant terms and conditions.

The Company had 25 days' (2000: 29 days') purchases outstanding at 31 December 2001 based on the average daily amount invoiced by suppliers.

DONATIONS

Donations made by the Group for charitable purposes in the UK were £101,000 (2000: £29,000). The worldwide total amounted to £349,000 (2000: £283,000). No donations were made for political purposes.

EMPLOYMENT POLICIES

The Group has employment policies to meet the needs of its Sectors and the locations in which they operate around the world. The policies give all persons equal opportunities with other employees to apply, train and attain any position within the Group, having regard for an individual's aptitudes and abilities.

Disabled people are given full consideration for employment and subsequent training, career development and promotion on the basis of their aptitudes and abilities. An employee who becomes disabled whilst employed by the Group is given every opportunity to continue in their present role or, alternatively, to retrain for employment in a different one.

The Horizon Program is a management and career development programme that aims to achieve a unified approach to the career progression of talented people in Rexam through structured programmes run globally for varying management levels. The programme seeks to recruit, retain and develop the best people by providing constant challenge both in terms of career opportunities and development. To facilitate the further development and retention of the best qualified and highest performing employees through and across the Group, an internal recruitment information system has been set up on the Group intranet.

Every employee has access to the Annual Review and Annual Accounts which are also available on the Company's web site, www.rexam.com. A summary of the financial highlights is included in @Rexam, an employee magazine that is published twice a year in thirteen languages for worldwide distribution. The Rexam Online Directory provides swift online access to essential employee and organisation information Group wide.

We continue to develop our employee communication programme. Employees are encouraged to give their views on any aspect of the Group's business and, through local management, are informed and encouraged to contribute to decision making on matters affecting their jobs. The Rexam European Forum (REF) is now entering its fifth year of operation. The REF is a communication and consultation body which enables representatives from those European Union countries where Rexam has employees to sit down with group senior management to review past and current business performance and discuss strategy once a year. The REF also offers a framework for providing information and consultation should significant trans-national business change proposals arise. A special edition of the employee magazine, @Rexam, is produced each year after the annual REF meeting giving a report of the meeting and is circulated to European Union employees in their national language.

Share ownership is promoted through well established Savings Related Share Option Schemes in the UK. Employees in the Republic of Ireland will be able to participate in a similar Savings Related Share Option Scheme in 2002. The Executive Share Option Schemes and the Long Term Incentive Scheme promote share ownership for senior employees on a worldwide basis.

All permanent UK employees are invited to join the Rexam Pension Plan which offers a retirement pension based on a revalued career average salary structure along with life assurance, dependants and incapacity benefits. A stakeholder pension scheme has also been designated for Rexam employees. Rexam Pensions management meet regularly with employee representatives to explain changes to pension legislation. Further details of the Group's pension arrangements can be found in the Operating and Financial Review on pages 49 and 50.

Continuous Improvement, Teamwork, Trust and Recognition have been identified as the core values that distinguish Rexam as a market leader and employer of choice.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held at 11.00am on Thursday 16 May 2002 at Church House, Dean's Yard, London SW1, details of which can be found in the AGM circular.

AUDITORS

Ernst & Young, who became Ernst & Young LLP during 2001, have expressed their willingness to continue in office and a resolution to this effect will be proposed at the Annual General Meeting 2002.

On behalf of the Board
David Gibson
Company Secretary

7 March 2002

CORPORATE GOVERNANCE

COMPLIANCE

During 2001, Rexam complied with all the provisions set out in Section 1 of the Combined Code as published by the Financial Services Authority and which forms part of the Listing Rules of the UK Listing Authority, with the exception that notice of the Annual General Meeting 2001 was given to shareholders within the statutory time period but not within the Combined Code's recommended time period.

A summary of the Group's procedures for applying the principles of corporate governance is as follows:

The Board

Rexam's Board considers that its primary role is to provide leadership and to develop a coherent long term strategy for the Group. Its other roles are to supervise the management, to maintain control over the Group's assets and to establish high ethical standards of behaviour, together with developing robust corporate governance and risk management practices and procedures.

Newly appointed directors, who are holding a directorship in a listed company for the first time, are given appropriate external training. The Company Secretary is available to give advice to the directors on Board procedures and regulatory compliance and, should a director reasonably request independent professional advice to carry out his duties, such advice is available to him at the Company's expense.

The Board monitors the performance of the management and aims to ensure that the policies adopted are not only in the long term interest of shareholders but also meet the needs of Rexam's customers, employees, suppliers and local communities.

Chairman and Chief Executive

Rexam has a Chairman and a Deputy Chairman, both of whom are non executive, and a Chief Executive. There is a clear division of responsibility between the positions with the Chairman responsible for the running of the Board and the Chief Executive responsible for the running of the Group's business. John Warren is the Deputy Chairman and also the senior independent director on the Board.

Matters referred to the Board are considered by the Board as a whole and no one individual has unrestricted powers of decision.

Board balance

Directors of different nationalities with wide international experience have been appointed by the Board as a majority of Rexam's activities are overseas. The present nine member Board consists of five Britons and four Continental Europeans. Their biographies are shown on page 31 of the Annual Review.

The Board works as a team, but independence of thought and approach are encouraged. Influence is balanced within the Board by virtue of having a non executive Chairman, a non executive Deputy Chairman and two non executive directors, all of whom are independent, a Chief Executive and four executive directors.

Supply of information to the Board

The Board holds seven scheduled meetings a year, with others called as necessary. At each scheduled meeting members are provided with detailed financial and operating information, designed to ensure that the Board members are properly appraised of the Group's current performance and on any other matter which is referred to the Board for consideration. The Board maintains a schedule of matters that require its specific approval, including all acquisitions and disposals of businesses, and all capital expenditure projects over £10m. However, any capital expenditure project which does not meet the Group's primary financial criteria requires Board approval regardless of the amount. Further details on internal control and internal financial control are given on page 58.

Appointments to the Board

The Nomination Committee, which consists of all the non executive directors, proposes Board nominations, which are then considered and approved by the full Board. Membership of the Nomination Committee is shown on page 59.

Re-election of the Board

The Board accepts that each director should be required to submit himself for re-election at least every three years. The Company's Articles of Association state that a director should be proposed for election if he has been appointed to the Board since the last Annual General Meeting, or proposed for re-election if he has held office for more than thirty months at the date of the next Annual General Meeting. Non executive directors are subject to the re-election requirements and serve the Company under letters of appointment which are for an initial three year term.

Level and composition of directors' remuneration

The Board recognises the importance of executive directors' remuneration not only to motivate and retain the individuals concerned, but also in the wider context both within the Company and in comparable geographic and business areas. Remuneration is composed of both short term and long term elements that are related to corporate and individual performance. There is also a requirement for executive directors to build up shareholdings in the Company following the exercise of share options to encourage them to identify with the interests of shareholders.

Policy procedure for directors' remuneration

The Remuneration Committee, which consists of the Chairman, Deputy Chairman and the non executive directors, determines remuneration levels and specific packages appropriate for each executive director, and takes account of the annual salary negotiations for each Sector. No director is permitted to vote on his own remuneration. The Remuneration Committee considers that the procedures in place provide a level of remuneration for the directors which is both appropriate for the individuals concerned and in the best interest of shareholders. Membership of the Remuneration Committee is shown on page 59.

The remuneration of the Chairman is determined by the Remuneration Committee (the Chairman absenting himself from the discussions) and non executive directors' fees are recommended by the Chairman and Chief Executive and approved by the Board.

Disclosure of directors' remuneration

Information as to directors' emoluments, pension contributions and salary supplements is disclosed in the Remuneration Report on pages 60 to 66.

Dialogue with shareholders

The Board believes that good communication with shareholders is important. There are programmes for the Chairman, Chief Executive and Finance Director to meet with the Company's institutional investors in the UK, US and Continental Europe. Presentations are made on the operating and financial performance of the Group and its longer term strategy.

The principal communication with private investors is through the Annual Review, the Interim Report and the Annual General Meeting. A presentation is made at the Annual General Meeting to facilitate greater awareness of the Group's activities and shareholders are given the opportunity to ask questions of the Board and meet the directors after the Meeting. Proxy votes cast in respect of resolutions proposed at the Meeting are announced after the shareholders present have voted on each resolution. Notice of the Annual General Meeting is posted to shareholders with the Annual Review.

Financial and other information is made available on the Company's web site, www.rexam.com.

Corporate social responsibility

The growing focus by institutional investors, the Government, charitable institutions and the media on corporate social responsibility encompassing social, environmental and ethical issues is acknowledged by the Board. It is intended that a review of the Group's social, ethical and environmental policies and performance will be undertaken so that the Company will be in a position to comply with best practice guidelines in the future.

Financial reporting

The intention of the Annual Report, and the Interim Report published each autumn, is to provide a clear and frank assessment of the performance and prospects of Rexam. The Annual Review, which forms part of the Annual Report, qualifies as a Summary Financial Statement and condenses and makes more readily understandable the information contained in the full Annual Report.

Internal control

The Board confirms that it has carried out a review of the effectiveness of the system of internal control operated in the Group during 2001. In order to discharge its responsibilities in this regard the Board has established the procedures necessary to implement the internal control requirements of the Combined Code.

All directors are responsible for establishing and maintaining an effective system of internal control within the Group. Although no system of internal control can provide absolute assurance against material misstatement or loss, the Group's systems are designed to provide the Board with reasonable assurance that any problems are identified and dealt with appropriately.

The key procedures which the Board has established with a view to providing effective internal control are:

i The Group has a comprehensive system for reporting financial results to the Board. An annual budget and strategic review are prepared for each business and are consolidated for review by the Board before being formally adopted. During the year monthly management accounts, including cash flow and capital expenditure reporting, are prepared with a comparison against budget and prior year. Revised forecasts are made in the light of this comparison and also reviewed by the Board.

ii There are clearly defined lines of responsibility and levels of authority in operation throughout the Group, with specific matters reserved for the Board.

iii Businesses are decentralised with operating autonomy and financial responsibility delegated to local management having regard to acceptable levels of authority and risk.

iv There are formal written Group financial procedures and controls in operation, including specific consideration of treasury matters.

v An internal audit function monitors the accounting and financial control systems in operation throughout the Group and reports on its findings to the Audit Committee.

vi An internal risk management function together with Sector management are responsible for monitoring the processes within the Group which identify, evaluate and manage the significant risks faced by Group businesses. Reports on their findings are made to the Audit Committee. The scope and responsibility of the risk management function will be adjusted where necessary to ensure continuing compliance with the wider aspects of internal control arising out of the Turnbull Committee's findings.

vii All Sectors have introduced an externally verified system of auditing and assessing the ability of their operations to identify, measure, reduce, control and review all significant physical risks. The results of such audits are reported upon and reviewed by site, Sector and Rexam PLC management in order to ensure that appropriate action plans are developed and implemented.

Audit Committee and Auditors

The Audit Committee consists of the Chairman and the non executive directors with the Finance Director and head of internal audit in attendance for part of each meeting. The Committee's work is described on page 59 and it reports its findings to the Board.

Ernst & Young LLP have been Rexam's auditors for many years and, although this has been a long term relationship, the scope, cost and effectiveness of the audit are reviewed regularly.

Group Management Committee

The Board delegates the management of the Group to the Chief Executive and the executive directors. The Chief Executive chairs a Group Management Committee (the GMC) which consists of the executive directors and certain Sector and senior corporate officers as shown on page 31 of the Annual Review. Whilst the GMC is not formally a committee of the Board, the Chief Executive reports on its work and activities to the Board. The GMC usually meets four times a year.

GOING CONCERN

The directors, having made appropriate enquiries, have a reasonable expectation that Rexam PLC and the Group have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the Accounts on pages 67 to 96.

COMMITTEES OF THE BOARD AND MAIN TERMS OF REFERENCE

In addition to regular formal Board meetings the Company operates through various Board committees. The Chief Executive's Committee, whose members are the Chief Executive and any two other directors, has responsibility to approve certain matters above established financial limits other than those specifically reserved to the Board. The other committees and their main terms of reference are set out below.

Membership of the Audit and Remuneration Committees is restricted to the independent non executive directors and they also participate in most other committees. Where applicable, the date on which a new member was appointed to a committee is given.

Audit Committee

John Warren	Chairman of Committee
Michael Buzzacott	
Jeremy Lancaster	
David Tucker	

The Committee meets at least twice a year with a senior partner of the external auditors, Ernst & Young LLP. At the request of the Committee's Chairman, the Finance Director, the Company Secretary and the head of internal audit attend for part of each meeting. The first meeting, within the annual audit cycle, is to review the nature and scope of the audit and to consider any additional special reviews that may be necessary. The second meeting is prior to the approval of the Annual Report and considers the annual audit and any special reviews undertaken. The Committee is responsible for reviewing the Annual Report and Interim Report before their submission to the Board, and approves the annual programme of internal audit assignments. Finally the Committee reviews and reports on the risk management policy and commercial, physical and financial risks faced by the Group, and has responsibility for reporting to the Board on the wider aspects of internal control.

Finance Committee

Michael Hartnall	Chairman of Committee
Rolf Börjesson	
Chris Bowmer	Treasurer
Michael Buzzacott	(appointed 7 March 2001)
Jeremy Lancaster	
John Warren	

To review the major aspects of the Group's financial operations, including currency exposures and interest rate management.

Remuneration Committee

Jeremy Lancaster	Chairman of Committee
Michael Buzzacott	
David Tucker	
John Warren	

The main terms of reference of this Committee are set out in the Remuneration Report on page 60.

Nomination Committee

Jeremy Lancaster	Chairman of Committee
Rolf Börjesson	
Michael Buzzacott	
Michael Hartnall	
David Tucker	
John Warren	

To recommend the nomination of directors for appointment to the Board and as holders of any executive office.

Pensions Committee

Michael Hartnall	Chairman of Committee
Frank Brown	Director of US Administration
Jeremy Lancaster	
Peter Moxom	Director of Human Resources

To review pension scheme controls, benefits and funding and to consider the appointment of Company trustees to the pension schemes.

Share Options Committee

Any director	
Chris Bowmer	Treasurer
David Gibson	Company Secretary
Jennifer Smith	Assistant Company Secretary

To grant options to employees over ordinary shares in the Company under the Savings Related Share Option Schemes and to allot shares under these Schemes and the Executive Share Option Scheme.
A chairman is elected at each meeting.

REMUNERATION REPORT

The Board presents the Remuneration Report for the year ended 31 December 2001.

COMPLIANCE

The constitution, responsibilities and procedures of the Remuneration Committee ("the Committee") have complied throughout the year with those aspects of the principles of good governance and code of best practice as relate to directors' remuneration contained in the Combined Code which forms part of the Listing Rules of the UK Listing Authority. In particular the Committee confirms that the best practice provisions set out in Schedule A to the Combined Code have been followed in framing its remuneration policy for executive directors. The Auditors' Report on page 67 has confirmed that the scope of their report on the Accounts covers the disclosures contained in this Report that are specified for review by the UK Listing Authority.

Shareholders will be asked to approve the Remuneration Report at the 2002 Annual General Meeting.

CONSTITUTION

The current members of the Committee, all of whom are independent non executive directors, are Jeremy Lancaster (Chairman of the Committee), Michael Buzzacott, David Tucker and John Warren. Other than in respect of their shareholdings in Rexam, they have no personal financial interests in the matters to be decided and no potential conflicts arising from cross directorships or day to day involvement in the running of the Group.

MAIN RESPONSIBILITIES

The Committee is responsible for determining basic salaries, short and long term cash incentive schemes, pension rights, initial or termination payments to executive directors and the amount and conditions of any other payments made to them. The Committee is also responsible for any incentive schemes involving the shares of the Company.

The remuneration of the Chairman of the Board is determined by the Committee (the Chairman, Jeremy Lancaster, absenting himself from the discussions) and non executive directors' fees are recommended by the Chairman of the Board and the Chief Executive and approved by the Board.

REMUNERATION POLICY

Rexam's executive directors' remuneration policy is in line with the Company's overall practice on pay and benefits. The policy of the Committee is that:

i executive directors should be paid a basic salary which is comparable across a broad spectrum of companies of similar size from all sectors and competitive with those paid for similar jobs in the industry and country in which they are based;

ii there should be incentive arrangements which are comparable to international companies of a similar size and which enable executive directors to earn substantially more than their basic salary when the Group and, where appropriate, the Sector for which they are responsible performs well.

The combination of (i) and (ii) must be sufficient to attract, retain and motivate individuals of the high calibre required to meet the Group's needs and aspirations.

BASIC SALARIES

These are determined on an assessment of competitive market practice, using comparator information and specialist external advice principally obtained from Towers Perrin. Each executive director receives a salary which reflects his responsibilities, experience and performance. Following a number of years when executive director salaries were generally increased only in line with price inflation, the Remuneration Committee approved higher salary increases effective from 1 January 2001 to bring executive director salaries into line with market rates.

SHORT TERM BONUSES

Michael Hartnall has not been a member of any short term bonus scheme since 1994. From 1 January 2001, he participated in the annual bonus scheme, albeit at a lower level than the other executive directors. The scheme depends upon the realisation of demanding Group profit before tax and cash generation targets. Group and Sector directors participating in the scheme must achieve their respective Group and Sector operating profit and cash generation targets.

The UK pension arrangements since 6 April 2000 are on a revalued career average salary structure which means that pension accumulates on a yearly basis. In order to ensure equity between the previous pension arrangements and the new arrangements, bonuses are included for pension purposes for uncapped directors, the only one of whom is Michael Hartnall. Bonuses payable to UK capped directors are not pensionable.

EMPLOYEE SHARE SCHEMES

Executive Share Option Schemes

During the period 1984 to 1993 executive directors were granted options over ordinary shares under the Executive Share Option Scheme 1984. The balance of options granted to directors under this Scheme is shown on page 65. No grants were made to directors after 1993 and this Scheme expired in 1994 although a number of options remain capable of being exercised.

The Executive Share Option Scheme 1997 aims to closely align the long term incentive awards of executive directors and senior managers worldwide with the returns to shareholders. Options are granted on an annual basis with the value of shares being derived from the acquisition price and a multiple of between a half and one times basic salary, dependent upon job grade. The acquisition price is set using the average of the mid market price of a Rexam ordinary share over a three day period.

At the Annual General Meeting 2002, shareholders will be asked to approve changes to the Executive Share Option Scheme 1997 to take account of current market practice and comply with the guidelines issued by the Association of British Insurers. It is proposed to amend the rules of the Scheme to change the basis by which options are granted to an individual from a maximum value not exceeding four times basic salary through all executive option schemes to an annual personal grant of a pre-determined size, with a value normally not exceeding one times the participant's annual basic salary. A further amendment is to remove the flow rate limit of 3% in three years in respect of the total number of unissued shares that can be used to satisfy awards under the Company's incentive schemes.

The performance target for the 2001 grant was based on economic profit growth whereby the economic profit for 2000 is increased over the three year measurement period, commencing 1 January 2001, at a growth rate of 4% per annum. With the Committee's approval the performance target may be adjusted for subsequent acquisitions and disposals completed during the measurement period. If economic profit is below this target then no share options will be capable of being exercised. Economic profit is defined as operating profit less a capital charge at 12% per annum (2000: 13%) on average net assets. The 2002 options will be granted on the same basis as in 2001.

Details of grants made to directors under this Scheme are shown on page 65.

Long Term Incentive Scheme

Annual awards of options over ordinary shares may be made to certain senior executives at the discretion of the Committee through the Long Term Incentive Scheme.

Options are awarded over such number of shares that results from dividing a multiple of basic salary by the average ordinary share price for the preceding year and, subject to vesting, the award may be exercised at a nominal cost to the participant. Awards were granted to certain senior executives in September 2001 based on the enhanced multiple of 3.6 times basic salary and an average ordinary share price of £2.3475 per share.

The 2001 awards were enhanced by 0.6 times basic salary to compensate for the options under this Scheme and the Executive Share Option Scheme being granted in September rather than earlier in the year.

The options granted in 1999 vested following the closure of the measurement period on 31 December 2001. Rexam was ranked in the top tenth percentile of its comparator group and therefore 100% of the shares awarded under option are available for exercise by the option holders.

The vesting of options granted in 2000 will be determined by comparing the total return received by a shareholder investing in Rexam with the total return that would have been obtained by investing in each of the companies comprising the specified industrial comparator group of 56 companies listed on the London Stock Exchange at the beginning of the measurement period. For the 2000 grants, if Rexam ranks below the median at the end of the measurement period then no options will vest, whilst outstanding performance ranking Rexam at or above the top tenth percentile will result in the vesting of the entire option. At the median, 25% of the option will vest with a straight line accrual between the median and the tenth percentile. For the 2001 grant, the total return is measured against a specified industrial comparator group of 48 companies. At the median 8% of the option will vest with a straight line accrual between the median and the twenty-fifth percentile at which 33% of the option will vest, 66% will vest at the tenth percentile and 100% at the fifth percentile. The higher levels of vesting were introduced for outstanding performance in order to strongly incentivise senior management to achieve the highest levels of shareholder return.

The 2002 grants and vesting schedule will be on the same basis as the 2001 grants, based on 3 times basic salary and the average ordinary share price for 2001. Total shareholder return for the 2002 grants will be compared against a new industrial comparator group of 41 companies listed on a number of the world's major stock exchanges at the beginning of the measurement period.

Details of awards made to directors under this Scheme are shown on page 64.

Savings Related Share Option Schemes

Eligible UK employees, including directors, are permitted to participate in the Company's Savings Related Share Option Schemes and options are generally exercisable within six months of either the third, fifth or seventh anniversary of the opening of the related sharesave contract.

SHAREHOLDING REQUIREMENT

In order to forge a closer community of interest with shareholders, executive directors and certain senior executives are encouraged to accumulate a shareholding over time, either from shares acquired on the exercise of their share options or other sources. The number of shares to be held varies according to the seniority of the director or executive. Save where the Committee specifically permits otherwise, the shareholding shall be retained until at least age 55 after which an individual shall no longer be subject to the shareholding requirement and may sell his shareholding to facilitate retirement planning.

NON EXECUTIVE DIRECTORS

The remuneration of the Chairman and non executive directors is determined having regard to the time spent on Rexam's behalf and after review of current practice in the UK. They are not required to hold shares in the Company and do not participate in any incentive or share option schemes.

PENSIONS AND MEDICAL BENEFITS

Following the merger of the UK pension plans and the change to the revalued career average salary structure on 6 April 2000, Michael Hartnall retained his existing rights to the pension provided under the Rexam Executive Benefit Plan, which is now part of the Rexam Pension Plan. His pension is payable from age 60 and will be the greater of the pension calculated under the pre 6 April 2000 and the post 6 April 2000 arrangements. The pre 6 April 2000 arrangements are based on a percentage of relevant basic salary for the best consecutive twelve months in the five years preceding retirement with the percentage being dependent on length of service. The maximum percentage applied is two thirds of the relevant basic salary. The post 6 April 2000 arrangements are based on the total accumulated pension value, averaged over his working lifetime with Rexam, and increased by RPI plus 1% per annum.

Rolf Börjesson is a member of the Rexam Pension Plan for life cover only in respect of basic salary up to the Inland Revenue cap on earnings. He also receives a payment equivalent to 60% of his basic salary, to enable him to provide himself with appropriate pension and life assurance benefits. When Mr Börjesson left PLM and joined Rexam in 1996 he forfeited his pension rights for which Rexam did not recompense him. The Committee has agreed to reinstate (on an unfunded basis) the pension rights to which he would have been entitled on retirement from PLM. These rights comprised a pension for five years from the date of retirement and an additional pension from age 65 to age 75.

Yves Dominioni is a member of the French complementary pension system, known as AGIRC, for his French earnings. For that part of his basic salary paid in the UK he is paid a salary supplement equivalent to 55% of basic salary to enable him to provide himself with appropriate pension and life assurance cover in respect of that portion of his basic salary.

Lars Emilson is a member of the Swedish collective pension scheme for salaried employees in industry and commerce, the ITP, which provides for a pension from age 65. Should he request to retire from age 62, the Group will provide him with an income between the date of retirement and age 65 equivalent to 70% of his basic salary, together with continued contributions to the ITP. This benefit has been excluded from the tables presented on page 64. From age 65 he will be entitled to draw his pension from the ITP based on a pensionable salary up to the cap of SEK1,107,000. The Group has also provided for a pension supplement for Mr Emilson from age 65 to age 75 equivalent to a further 10% of his pensionable salary at the date of retirement.

Francis Labbé is a member of the Rexam Pension Plan in respect of basic salary up to the Inland Revenue cap on earnings. His pension is a percentage of the relevant elements of his salary revalued to age 60. He also receives a payment equivalent to 50% of his basic salary in excess of the Inland Revenue cap to enable him to provide himself with appropriate pension and life assurance cover.

Rob Gluskin was a member of the Rexam Inc Retirement Income Pension, Pension Restoration and the Senior Executive Retirement Plans until 31 October 2001 when his employment ceased.

Private medical cover is also provided for the executive directors and their dependents.

CONTRACTS OF EMPLOYMENT

Yves Dominioni has a pre-existing French rolling contract which, whilst terminable on six months notice, contains, in accordance with normal practice in France, provisions for compensation on termination in excess of one year's salary. Francis Labbé joined Rexam on 29 September 2000 under a UK contract of employment which is terminable during the first two years of his employment on two years' notice, thereafter it reduces to a one year notice period.

Rolf Börjesson and Michael Hartnall serve the Company under contracts terminable on not more than two years' notice. Lars Emilson had a pre-existing Swedish employment contract with PLM AB which was terminable on two years' notice. Rexam has continued to honour that contract following Mr Emilson's transfer to the UK in 2000, until his retirement.

The non executive directors do not have contracts of employment and are engaged in accordance with letters of appointment for fixed periods of three years.

The Board supports the Combined Code's objective to reduce notice periods under directors' contracts to one year or less and has adopted a policy that all newly hired UK based directors will be on two year contracts initially, reducing to one year thereafter. Non UK based directors will be employed upon the basis of usual practice in their country of domicile.

In the event of any UK based directors' contract being terminated for reasons of breach by the Company (other than upon a change in control) compensation will be paid monthly in accordance with the terms of the contract until the earlier of the director commencing in a new position or the contract term expiring.

DIRECTORS' EMOLUMENTS

	2001 Fees/salary £000	2001 Performance related pay £000	2001 Benefits £000	2001 Total £000	2000 Fees/salary £000	2000 Performance related pay £000	2000 Benefits £000	2000 Total £000
Chairman								
Jeremy Lancaster	140	–	–	140	140	–	–	140
Deputy Chairman								
John Warren	30	–	–	30	30	–	–	30
Non executive directors								
Michael Buzzacott (from 17.05.2000)	30	–	–	30	19	–	–	19
Alain Gomez (until 17.05.2000)	–	–	–	–	11	–	–	11
David Tucker	30	–	–	30	30	–	–	30
	230	–	–	230	230	–	–	230
Executive directors								
Rolf Börjesson	600	390	22	1,012	535	146	14	695
Yves Dominioni	215	142	5	362	276	43	6	325
Lars Emilson	384	239	6	629	203	84	7	294
Rob Gluskin (until 01.08.2000)	–	–	–	–	161	123	19	303
Michael Hartnall	375	113	3	491	330	–	8	338
Francis Labbé (from 29.09.2000)	335	226	1	562	84	21	–	105
	1,909	1,110	37	3,056	1,589	417	54	2,060
	2,139	1,110	37	3,286	1,819	417	54	2,290

The salaries for Rolf Börjesson, Yves Dominioni and Francis Labbé exclude the salary supplements for personal pension and life assurance benefits; these are shown in the table on page 64. Rolf Börjesson, Lars Emilson and Francis Labbé are all entitled to receive a housing allowance to assist them in residing in London. These allowances are excluded for the purpose of calculating pension or incentive entitlements. During 2000, Yves Dominioni was on expatriate status in Hong Kong and received a living allowance of £68,416 in order to help him meet living expenses in that territory. The housing and living allowances are included in the salaries disclosed above.

The value of benefits received relates mainly to the provision of a car and medical cover.

As Chairman of the Investment Committee of the Rexam Pension Plan, David Tucker received fees of £12,000 (2000:£6,000) from the Rexam Pension Plan in addition to his fees as a non executive director.

Rob Gluskin retired as a director of the Company on 1 August 2000 but remained an employee of the Group until 31 October 2001. In addition to the amounts disclosed above he received over the period from 1 August 2000 to 31 October 2001 approximately £475,000, in cash and benefits, pursuant to a separation and settlement agreement signed in respect of his retirement from office. The performance related pay figure in 2000 for Rob Gluskin comprises £123,133 in respect of the US rolling three year cash bonus plan.

The table below gives information on pension contributions and salary supplements for personal pensions and life assurance benefits for executive directors:

	2001 Pension contributions £000	2001 Salary supplements £000	2000 Pension contributions £000	2000 Salary supplements £000
Rolf Börjesson	27	297	27	227
Yves Dominioni	–	58	–	49
Lars Emilson	29	–	27	–
Rob Gluskin (until 01.08.2000)	–	–	–	2
Michael Hartnall	90	–	79	–
Francis Labbé (from 29.09.2000)	23	95	6	24
	169	450	139	302

The pension contributions are paid by the relevant Group businesses.

In addition to the above pension contributions, Rolf Börjesson has an entitlement as shown in the table below in respect of the reinstatement of his Swedish pension rights which are described in "Pensions and Medical Benefits" on page 62.

The following table details the transfer value of the increases in pension benefits (less directors contributions) arising in the year, the increase in accrued pension benefits (excluding increases for inflation) and the accumulated accrued pension benefit per annum for executive directors:

	2001 Increase in accrued benefits per annum £000	2001 Transfer value of increase arising in the year £000	2001 Accrued benefit per annum £000	2000 Increase in accrued benefits per annum £000	2000 Transfer value of increase arising in the year £000	2000 Accrued benefit per annum £000
Rolf Börjesson	18	99	130	118	460	118
Lars Emilson	4	28	9	2	17	5
Michael Hartnall	25	433	223	16	276	196
Francis Labbé (from 29.09.2000)	3	27	4	1	4	1

Rob Gluskin became entitled to all his benefits on retiring as a director in 2000, consequently there were no changes in 2001. The accrued lump sum benefit in respect of Rob Gluskin at 31 December 2000 was £490,909, the transfer value of the increase amounted to £22,000 and the increase in the accrued benefit amounted to £22,000.

OPTIONS

The maximum number of options over ordinary shares awarded under the Long Term Incentive Scheme to each named director on 1 April 1999, 18 April 2000 and 7 September 2001 in respect of the 1999, 2000 and 2001 plans respectively, assuming that 100% becomes exercisable for the 2000 and 2001 plans, is set out below. The measurement period for the 1999 plan ended on 31 December 2001 at which time the Company ranked fifth against its comparator group resulting in the vesting of 100% of the shares under option. The measurement periods for the 2000 and 2001 plans currently run to 31 December 2002 and 31 December 2003 respectively.

	1999 Plan	2000 Plan	2001 Plan	Total
Rolf Börjesson	220,100	223,200	797,400	1,240,700
Yves Dominioni	111,500	98,100	337,500	547,100
Lars Emilson	92,100	96,600	460,100	648,800
Rob Gluskin*	124,800	127,100	–	251,900
Michael Hartnall	157,700	160,300	575,100	893,100
Francis Labbé	–	–	437,100	437,100

* Options held at date of resignation as a director with an entitlement to exercise under the rules of the Scheme if the options vest. Rob Gluskin exercised his option under the 1999 Plan on the 7 February 2002 at a market value of £4.40 per share.

Ron Shakesheff, the director responsible for the Building and Engineering Sector until October 1999 when he resigned at the time of the sale of Bowater Windows Limited, the main business within the Sector, retained an entitlement to exercise his option over 114,200 shares under the 1999 Plan. Ron Shakesheff exercised this option on 25 January 2002 at a market value of £4.10 per share.

The ordinary shares purchased to satisfy vesting obligations for the Long Term Incentive Scheme are held to the order of the Rexam Employee Share Trust, a discretionary trust resident in Jersey. The mid market price of a Rexam PLC ordinary share at 31 December 2001 was £3.7475.

Options over ordinary shares granted to directors under the Executive Share Option Scheme 1997 and the closed 1984 Scheme at 1 January 2001 and at 31 December 2001 (* or, in the case of Rob Gluskin, the date of his resignation as a director) are as follows:

	Scheme	Grant date	Grant number at 1.1.01	Grant price £	Granted during the year	Exercised during the year	Market price at exercise date (per share)	Grant number at 31.12.01
Rolf Börjesson	1997	23.05.97	220,564	3.0150		220,564	3.505	–
	1997	08.04.98	269,964	2.7550		269,964	3.505	–
	1997	24.03.99	404,762	2.1000				404,762
	1997	10.04.00	203,531	2.2375				203,531
	1997	05.09.01	–	3.6600	203,260			203,260
			1,098,821		203,260	490,528		811,553
Yves Dominioni	1997	23.05.97	97,825	3.0150		97,825	3.6936	–
	1997	08.04.98	102,018	2.7550		102,018	3.6936	–
	1997	24.03.99	205,033	2.1000				205,033
	1997	10.04.00	89,471	2.2375				89,471
	1997	05.09.01	–	3.6600	86,032			86,032
			494,347		86,032	199,843		380,536
Lars Emilson	1997	24.03.99	169,438	2.1000				169,438
	1997	10.04.00	88,080	2.2375				88,080
	1997	05.09.01	–	3.6600	117,265			117,265
			257,518		117,265			374,783
Rob Gluskin*	1984	03.05.94	25,000	4.4690				25,000
	1997	23.05.97	149,351	3.0150				149,351
	1997	08.04.98	175,988	2.7550		175,988	3.70	–
	1997	24.03.99	229,490	2.1000				229,490
	1997	10.04.00	115,870	2.2375				115,870
			695,699			175,988		519,711
Michael Hartnall	1984	13.04.92	32,229	3.3965		32,229	3.67	–
	1984	04.05.93	60,000	4.9540				60,000
	1997	23.05.97	168,325	3.0150		168,325	3.67	–
	1997	08.04.98	193,421	2.7550		193,421	3.67	–
	1997	24.03.99	290,000	2.1000				290,000
	1997	10.04.00	146,145	2.2375				146,145
	1997	05.09.01	–	3.6600	146,582			146,582
			890,120		146,582	393,975		642,727
Francis Labbé	1997	05.09.01	–	3.6600	111,402			111,402

* Rob Gluskin retained a right to exercise the option granted on 3 May 1994 until the date his employment ceased on 31 October 2001 and for a period of eighteen months thereafter. The options granted on 23 May 1997, 8 April 1998 and 24 March 1999 have vested and may be exercised until the expiry of the twenty four month exercise period on 31 October 2003. Mr Gluskin exercised the option granted on 23 May 1997 over 149,351 shares on 10 January 2002 when the market price was £4.19 per share. The option granted on 10 April 2000 can only be exercised if it achieves its performance target and, if so, only until the expiry of a twenty four month exercise period on 31 October 2003.

Where applicable, the number of options granted and prices have been restated for the sub division of ordinary shares in November 1992 and the rights issue announced in February 1993. Options are generally exercisable between three and ten years from the grant date.

The following options over ordinary shares under the Savings Related Share Option Scheme 1997 are held by directors:

	Grant date (years)	Exercise period commences	Grant number at 1.1.01	Grant price £	Exercised during the year	Market price at exercise date (per share)	Grant number at 31.12.01
Rolf Börjesson	06.10.98 (5)	01.12.03	10,714	1.61			10,714
Lars Emilson	04.10.00 (3)	01.12.03	4,917	1.97			4,917
Michael Hartnall	06.10.98 (3)	01.12.01	6,055	1.61	6,055	3.66	-

The above options are generally exercisable within six months of the date on which the exercise period commences.

DIRECTORS INTERESTS IN SHARES

The interests of the directors, all of which are beneficial, in the ordinary share capital of Rexam PLC at 1 January 2001 and at 31 December 2001 are set out below. Under the Companies Act 1985 each of the executive directors is also deemed to be interested in the ordinary shares held by the Rexam Employee Share Trust.

	At 31.12.01	At 1.1.01
Rolf Börjesson	71,115	67,967
Michael Buzzacott	7,000	5,000
Yves Dominioni	2,664	12,364
Lars Emilson	–	–
Michael Hartnall	60,000	60,000
Francis Labbé	2,000	–
Jeremy Lancaster	88,900	88,900
David Tucker	100,000	100,000
John Warren	20,000	20,000

The above interests in ordinary shares and options over ordinary shares remain unchanged at the date of this Report.

The mid market price of a Rexam PLC ordinary share at 31 December 2001 was £3.7475 and the range during 2001 was £2.25 to £3.85.

On behalf of the Board
Jeremy Lancaster
Chairman of Remuneration Committee

7 March 2002

THE ACCOUNTS

DIRECTORS' RESPONSIBILITIES FOR THE ACCOUNTS

Company law requires the directors to prepare Accounts for each financial year which give a true and fair view of the state of affairs of Rexam PLC and the Group and of the profit or loss of the Group for that period.

In preparing those Accounts, the directors are required to select suitable accounting policies and then apply them consistently; make judgements and estimates that are reasonable and prudent; and state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the Accounts. The directors confirm that they have complied with the above requirements in preparing the Accounts.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the Accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

AUDITORS' REPORT TO THE SHAREHOLDERS OF REXAM PLC

We have audited the Group's financial statements for the year ended 31 December 2001 which comprise the Consolidated Profit and Loss Account, Consolidated Balance Sheet, Company Balance Sheet, Consolidated Cash Flow Statement, Consolidated Statement of Total Recognised Gains and Losses, Reconciliation of Movements in Shareholders' Funds and the related notes 1 to 25. These financial statements have been prepared on the basis of the accounting policies set out therein.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with the relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Group is not disclosed.
We review whether the Corporate Governance Statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This information comprises the Directors' Report, Chairman's Statement, Operating and Financial Review and Corporate Governance Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2001 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP
Registered Auditor
London

7 March 2002

ACCOUNTING POLICIES

Basis of preparation

The Accounts are prepared under the historical cost convention and in accordance with applicable accounting standards.

In preparing the Accounts, the following restatements have been made to the corresponding amounts:

a The Accounts have been restated to reflect the discontinuance of the Release, DSI, US Metallising and Chartham Papers divisions from the Coated Films and Papers Sector, MiTek from the Building and Engineering Sector and Cartons Puerto Rico from "Disposals and businesses for sale".

b The segment analysis and the average number of employees have been restated to reflect the movement into "Disposals and businesses for sale" of the Image Products division from the Coated Films and Papers Sector, TBS Engineering from the Building and Engineering Sector, Metallising Australia, Combibloc and Flexibles Lakeville from Plastic Packaging and La Ciotat and Rexam Japan from Beverage Packaging.

Basis of consolidation

Rexam PLC and its subsidiary undertakings are together referred to as the Group. The Accounts of the Group include the results of all subsidiary undertakings and the appropriate share of the results of associated undertakings from their effective date of acquisition or up to their date of disposal.

Where the acquisition cost of an investment in a subsidiary or associated undertaking is greater than the underlying fair value at the date of acquisition the excess is treated as goodwill and dealt with in accordance with the Group's accounting policy. As permitted by section 230 of the Companies Act 1985, the profit and loss account of Rexam PLC is not presented.

Foreign currencies

The profit and loss accounts and cash flows of overseas subsidiary and associated undertakings are translated into sterling at the average rate of exchange for the year. The balance sheets of overseas subsidiary and associated undertakings, together with currency assets and liabilities of United Kingdom subsidiary and associated undertakings, are translated into sterling at the rates of exchange ruling at the balance sheet date or at those of related forward contracts.

Exchange differences arising on currency investments and on consolidation of subsidiary and associated undertakings are taken, together with those arising on related currency borrowings, net of attributable taxation, to reserves. All other exchange differences, including those arising on transactions entered into by Rexam PLC, are taken to the consolidated profit and loss account.

The principal exchange rates against sterling were:

	2001 Average	2001 Closing	2000 Average	2000 Closing
United States dollar	1.44	1.45	1.52	1.49
Euro	1.61	1.64	1.64	1.59

Turnover

Turnover represents the net amount receivable for goods supplied and services provided to external customers after deducting value added and sales taxes.

Pensions and other retirement benefits

The Group charges the expected cost, based on actuarial advice, of providing for pensions under defined benefit schemes and for other retirement benefit schemes over the service lives of the employees in the schemes. Variations from regular cost are similarly spread over the expected service lives. The difference between the amounts included in the consolidated profit and loss account and payments made are accounted for in the consolidated balance sheet.

Contributions to defined contribution schemes are charged to the consolidated profit and loss account as they become payable in accordance with the rules of those schemes.

Research and development

Expenditure on research and development is charged to the consolidated profit and loss account in the year in which it is incurred. Tangible fixed assets used for research and development are depreciated in accordance with the Group's accounting policy.

Interest

Interest is recorded in the consolidated profit and loss account on an accruals basis, except where it relates to payments made over an extended period of development of large capital projects. Such interest is added to the capital cost and amortised over the effective lives of those projects.

Financing fees relating to the facilities required to complete acquisitions are accounted for as follows:

a Written off immediately as exceptional interest where the facility has a duration of one year or less.

b Amortised in interest over the life of the facility where the facility has a duration in excess of one year. Financing fees to be written off in future periods are set against loan capital.

Goodwill
Goodwill arising on acquisitions up to 31 December 1997 has been written off directly against reserves. Goodwill arising on acquisitions since 1 January 1998 has been capitalised and amortised on a straight line basis over its useful economic life, not exceeding 20 years. If a subsidiary or associated undertaking is subsequently sold or closed, any goodwill arising on acquisition that was set off directly against reserves or has not been amortised through the consolidated profit and loss account is included when determining the profit or loss on sale or closure.

Tangible fixed assets
Tangible fixed assets are stated in the consolidated balance sheet at cost less provision for depreciation. Depreciation is calculated to write off the cost, less estimated residual value, of tangible fixed assets over their expected lives by equal annual instalments; depreciation is not provided on freehold land or assets under construction. The assumed life of buildings is 50 years or the term of the lease if shorter; plant, machinery and vehicles are written off over 2 to 20 years.

Associated undertakings
Investments in associated undertakings are stated in the consolidated balance sheet at their underlying net asset value. The consolidated profit and loss account includes the results for the year proportionate to the Group's equity holding.

Subsidiary undertakings
Investments in subsidiary undertakings of Rexam PLC are stated at cost less provisions for impairment where appropriate.

Properties surplus to requirements
Properties held for disposal are included in current assets at net book value at the date of classification as surplus, less provisions to reduce to net realisable value where appropriate.

Stocks
Stocks are stated at the lower of cost, including production overheads, and net realisable value.

Current asset investments
Current asset investments are stated at the lower of cost and net realisable value.

Deferred taxation
Deferred taxation is provided using the liability method on all significant timing differences between accounting and taxable profits to the extent that it is probable a taxation liability or asset will crystallise in the foreseeable future. Deferred taxation on timing differences relating to pensions and other retirement benefits is recognised in full.

Leases
Assets acquired under finance leases are capitalised and the capital element of outstanding lease rentals is included in borrowings. The interest element of the rental obligations is charged to the consolidated profit and loss account over the period of the lease and represents a constant proportion of the balance of capital repayments outstanding. Operating lease rentals are charged to the consolidated profit and loss account evenly over the primary period of the lease.

Financial instruments
Financial instruments are used as hedges in the financing and business risk management of the Group.

Forward foreign exchange contracts
Forward foreign exchange contracts (FX contracts) which hedge currency assets and liabilities are recognised in the Accounts together with the assets and liabilities that they hedge. The contract rate is used for translation. FX contracts which hedge future sales and purchases are not recognised in the Accounts until the transaction they hedge is itself recognised. If an FX contract ceases to be a hedge or it is a trading transaction, then any gain or loss is taken to the consolidated profit and loss account at the earlier of maturity or closeout of the contract.

Foreign exchange option contracts
Premia paid or received on foreign exchange option contracts are recognised upon exercise or at maturity of the contract. Recognised gains or losses are reflected in the Accounts on the same basis as FX contracts.

Commodity futures and options
Commodity futures and options are recognised in the Accounts on the same basis as FX contracts and FX option contracts.

Cross currency swaps
Cross currency swaps are valued at the rates of exchange ruling on the balance sheet date. Exchange differences arising are dealt with in accordance with the Group's accounting policy on foreign currencies. Interest paid or received on cross currency swaps is recorded on an accruals basis in accordance with the Group's accounting policy on interest.

Interest rate swaps
Interest arising under interest rate swaps is taken to the consolidated profit and loss account in accordance with the Group's accounting policy on interest. Interest rate swaps are not revalued to fair value at the balance sheet date.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December

	2001 Operations before goodwill and exceptional items £m	2001 Goodwill amortisation (Note 10) £m	2001 Exceptional items (Note 5) £m	2001 Total £m	2000 Operations before goodwill and exceptional items £m	2000 Goodwill amortisation £m	2000 Exceptional items (Note 5) £m	2000 Total £m
Turnover (Note 1)								
Continuing operations	3,352	–	–	3,352	2,291	–	–	2,291
Discontinued operations	136	–	–	136	493	–	–	493
	3,488	–	–	3,488	2,784	–	–	2,784
Turnover of associates (Note 1)	(101)	–	–	(101)	(54)	–	–	(54)
	3,387	–	–	3,387	2,730	–	–	2,730
Operating expenses (Note 2)								
Continuing operations	(2,944)	(66)	(102)	(3,112)	(2,024)	(32)	(37)	(2,093)
Discontinued operations	(110)	(1)	–	(111)	(428)	(1)	–	(429)
	(3,054)	(67)	(102)	(3,223)	(2,452)	(33)	(37)	(2,522)
Operating profit (Note 1)								
Continuing operations	307	(66)	(102)	139	214	(32)	(37)	145
Discontinued operations	26	(1)	–	25	64	(1)	–	63
	333	(67)	(102)	164	278	(33)	(37)	208
Profit on fixed assets – discontinued operations	–	–	–	–	–	–	5	5
Disposals of businesses	–	–	180	180	–	–	(64)	(64)
Profit on ordinary activities before interest	333	(67)	78	344	278	(33)	(96)	149
Interest (Note 6)	(115)	–	–	(115)	(76)	–	(13)	(89)
Profit on ordinary activities before taxation	218	(67)	78	229	202	(33)	(109)	60
Taxation on ordinary activities (Note 7)	(66)	–	–	(66)	(61)	–	14	(47)
Profit on ordinary activities after taxation	152	(67)	78	163	141	(33)	(95)	13
Equity minority interests				(3)				(3)
Profit for the financial year				160				10
Dividends on non equity shares				(5)				(5)
Profit attributable to ordinary shareholders				155				5
Ordinary dividends on equity shares (Note 8)				(65)				(59)
Retained profit/(loss) for the financial year				90				(54)
Earnings per ordinary share (Note 9)								
Basic (pence)	36.6			39.4	33.9			1.3
Diluted (pence)	35.3			37.9	33.0			1.3
Dividends per ordinary share (pence) (Note 8)				15.9				15.1

BALANCE SHEETS

As at 31 December

	Notes	Group 2001 £m	Group 2000 £m	Rexam PLC 2001 £m	Rexam PLC 2000 £m
Fixed assets					
Intangible assets	10	1,196	1,269	–	–
Tangible assets	11	1,118	1,308	4	2
Investments	12	76	109	3,351	3,525
		2,390	2,686	3,355	3,527
Current assets					
Properties surplus to requirements		9	3	–	–
Businesses held for resale		–	58	–	–
Stocks	13	333	408	–	–
Debtors receivable within one year		472	522	45	148
Less: proceeds from securitised debtors		(21)	–	–	–
	14	451	522	45	148
Debtors receivable after more than one year	15	395	370	168	142
Marketable securities and money market deposits		23	21	–	–
Cash at bank and in hand		56	90	–	–
		1,267	1,472	213	290
Creditors: amounts falling due within one year					
Borrowings	17	(697)	(164)	(712)	(42)
Other creditors	16	(734)	(748)	(308)	(249)
Net current (liabilities)/assets		(164)	560	(807)	(1)
Total assets less current liabilities		2,226	3,246	2,548	3,526
Creditors: amounts falling due after more than one year					
Borrowings	17	(743)	(2,007)	(678)	(1,908)
Other creditors	16	(79)	(33)	(292)	(469)
Provisions for liabilities and charges	19	(418)	(523)	(56)	(48)
		986	683	1,522	1,101
Capital and reserves					
Ordinary equity share capital	21	277	255	277	255
Non equity share capital	21	89	90	89	90
Called up share capital		366	345	366	345
Equity reserves:	22				
Share premium account		490	396	490	396
Capital redemption reserve		279	279	279	279
Other reserves		–	–	494	–
Profit and loss reserve		(174)	(359)	(107)	81
		961	661	1,522	1,101
Equity minority interests		25	22	–	–
		986	683	1,522	1,101

Approved by the Board on 7 March 2002

Jeremy Lancaster
Chairman

Michael Hartnall
Finance Director

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December

	2001 £m	2000 £m
Cash flow from operating activities	528	356
Returns on investments and servicing of finance:		
Interest received	20	35
Interest paid	(139)	(96)
Commitment and facility fees paid on acquisition of ANC	-	(24)
Dividends paid to non equity shareholders	(5)	(6)
Dividends paid to minority shareholders	-	(1)
	(124)	(92)
Taxation paid	(38)	(56)
Capital expenditure and financial investment:		
Purchase of tangible fixed assets	(180)	(161)
Purchase of fixed asset investments	(4)	(35)
Sale of tangible fixed assets	12	9
Sale of fixed asset investments	1	5
Sale of properties surplus to requirements	2	-
Sale of businesses held for resale	13	-
	(156)	(182)
Acquisitions and disposals:		
Purchase of subsidiary undertakings (Note 23d)	(37)	(610)
Sale of subsidiary undertakings (Note 24b)	458	107
Sale of associates	33	-
	454	(503)
Equity dividends paid to ordinary shareholders	(60)	(59)
Cash flow before management of liquid resources and financing	604	(536)
Management of liquid resources:		
Marketable securities and money market deposits	(2)	21
Financing:		
Issue of ordinary equity share capital	116	2
Redemption of non equity B shares	-	(3)
Loans repaid	(3,855)	(3,322)
New loans	3,114	3,827
Capital element of finance leases	(10)	(3)
	(635)	501
Decrease in cash	(33)	(14)

RECONCILIATION OF OPERATING PROFIT TO CASH FLOW FROM OPERATING ACTIVITIES

For the year ended 31 December

	2001 Continuing operations £m	2001 Discontinued operations £m	2001 Total £m	2000 Continuing operations £m	2000 Discontinued operations £m	2000 Total £m
Operating profit	139	25	164	145	63	208
Depreciation	159	5	164	124	21	145
Impairment of fixed assets	73	-	73	5	–	5
Loss on disposal of tangible fixed assets	1	-	1	2	–	2
Goodwill amortisation	66	1	67	32	1	33
Movement in provisions	-	-	-	3	5	8
Non cash element of retirement benefits	(34)	-	(34)	(30)	1	(29)
Stocks	9	(1)	8	(18)	(1)	(19)
Debtors	23	(6)	17	35	(4)	31
Proceeds from securitised debtors	21	-	21	–	–	–
Creditors	55	-	55	(21)	(4)	(25)
Movement in working capital	108	(7)	101	(4)	(9)	(13)
Share of profits less losses of associates	(10)	-	(10)	(3)	–	(3)
Dividends received from associates	2	-	2	–	–	–
	(8)	-	(8)	(3)	–	(3)
Cash flow from operating activities	504	24	528	274	82	356

ANALYSIS OF CHANGES IN NET BORROWINGS

	Marketable securities and money market deposits £m	Loan capital and currency swaps £m	Capital element of finance leases £m	Cash at bank and in hand and bank overdrafts £m	Net borrowings £m
At 1 January 2000	40	(691)	(1)	46	(606)
Currency fluctuations	2	(94)	(1)	2	(91)
Acquired/disposed	–	(784)	(68)	–	(852)
Debt restructuring of Russian operations	–	26	–	–	26
Movements	(21)	(505)	3	(14)	(537)
At 31 December 2000	21	(2,048)	(67)	34	(2,060)
Currency fluctuations	–	(11)	(2)	(6)	(19)
Acquired/disposed	–	(2)	–	–	(2)
Movements	2	741	10	(33)	720
At 31 December 2001	23	(1,320)	(59)	(5)	(1,361)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the year ended 31 December

	2001 £m	2000 £m
Profit for the financial year	160	10
Currency fluctuations:		
Intangible fixed assets	(9)	19
Tangible fixed assets	5	34
Net borrowings	(19)	(91)
Other net assets	(3)	(5)
	(26)	(43)
Related taxation on currency fluctuations	3	–
	(23)	(43)
Total recognised gains and losses for the financial year	137	(33)

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

For the year ended 31 December

	2001 £m	2000 £m
At 1 January	661	667
Profit for the financial year	160	10
Dividends	(70)	(64)
Retained profit/(loss) for the financial year	90	(54)
Currency fluctuations (net of taxation)	(23)	(43)
Issue of ordinary share capital under placing	107	–
Issue of ordinary share capital under share option schemes	8	2
Redemption of non equity B shares	–	(3)
Goodwill written off on business disposals	118	92
At 31 December	961	661

1 Segment analysis

For the segment analysis, return on sales is based upon operating profit before goodwill amortisation and exceptional items divided by turnover. Net assets comprise total assets less current liabilities, creditors falling due after more than one year and provisions for liabilities and charges, excluding net borrowings.

The Group's share of turnover and operating profits less losses of associated undertakings, proportionate to its equity holdings, has been included where appropriate. There is no significant trading between business sectors or geographical regions.

The 2000 segment analysis has been restated as described in Accounting Policies "Basis of preparation" on page 68.

a Sector analysis

	Turnover £m	Operating profit before goodwill amortisation and exceptional items £m	Operating profit £m	Return on sales %	Net assets before goodwill £m	Net assets £m
2001:						
Beverage Packaging	2,306	214	133	9.3	795	1,934
Plastic Packaging	725	50	30	6.9	369	426
Consumer Packaging	3,031	264	163	8.7	1,164	2,360
Retirement benefits (see note below)	-	33	33	-	35	35
	3,031	297	196	9.8	1,199	2,395
Taxation and dividends	-	-	-	-	(114)	(114)
Ongoing operations	3,031	297	196	9.8	1,085	2,281
Disposals and businesses for sale	321	10	(57)	3.1	66	66
Continuing operations	3,352	307	139	9.2	1,151	2,347
Discontinued operations	136	26	25	19.1	-	-
	3,488	333	164	9.5	1,151	2,347
2000:						
Beverage Packaging	1,229	107	56	8.7	938	2,133
Plastic Packaging	677	38	20	5.6	388	441
Consumer Packaging	1,906	145	76	7.6	1,326	2,574
Retirement benefits (see note below)	-	35	35	-	(46)	(46)
	1,906	180	111	9.4	1,280	2,528
Taxation and dividends	-	-	-	-	(114)	(114)
Ongoing operations	1,906	180	111	9.4	1,166	2,414
Other operations and disposals	385	34	34	8.8	201	201
Continuing operations	2,291	214	145	9.3	1,367	2,615
Discontinued operations	493	64	63	13.0	107	128
	2,784	278	208	10.0	1,474	2,743

Retirement benefits
The interest and amortisation of variations with respect to retirement benefits included in operating profit have not been allocated to the business sectors because the Board consider it more meaningful to show them separately. Had they been allocated, the allocation would have been based on net assets and would have resulted in the following allocations: Beverage Packaging £23m (2000: £25m), and Plastic Packaging £10m (2000: £10m).

1 **Segment analysis** continued

b Geographic analysis by origin of business

	Turnover £m	Operating profit before goodwill amortisation and exceptional items £m	Operating profit £m	Return on sales %	Net assets before goodwill £m	Net assets £m
2001:						
United Kingdom and Ireland	562	46	17	3.2	233	463
Continental Europe	1,096	131	95	12.0	514	919
The Americas	1,546	89	(11)	5.8	401	914
Rest of the world	148	8	5	5.4	82	130
Retirement benefits (see note below)	-	33	33	-	35	35
Taxation and dividends	-	-	-	-	(114)	(114)
Continuing operations	3,352	307	139	9.2	1,151	2,347
Discontinued operations	136	26	25	19.1	-	-
	3,488	333	164	9.5	1,151	2,347
2000:						
United Kingdom and Ireland	436	22	(3)	5.0	333	586
Continental Europe	852	100	84	11.7	565	988
The Americas	893	47	21	5.3	521	1,042
Rest of the world	110	10	8	9.1	108	159
Retirement benefits (see note below)	–	35	35	–	(46)	(46)
Taxation and dividends	–	–	–	–	(114)	(114)
Continuing operations	2,291	214	145	9.3	1,367	2,615
Discontinued operations	493	64	63	13.0	107	128
	2,784	278	208	10.0	1,474	2,743

Retirement benefits

The interest and amortisation of variations with respect to retirement benefits included in operating profit have not been allocated to the geographic regions because the Board consider it more meaningful to show them separately. Had they been allocated, the allocation would have been based on net assets and would have resulted in the following allocations: United Kingdom and Ireland £6m (2000: £7m), Continental Europe £14m (2000: £13m), the Americas £11m (2000: £12m) and the rest of the world £2m (2000: £3m).

c Geographic analysis by destination of turnover

	2001 £m	2000 £m
United Kingdom and Ireland	432	338
Continental Europe	1,185	926
The Americas	1,568	908
Rest of the world	167	119
Continuing operations	3,352	2,291
Discontinued operations	136	493
	3,488	2,784

d Turnover of associates

	2001 £m	2000 £m
Continuing operations	101	53
Discontinued operations	-	1
	101	54

2 Operating expenses

	Continuing operations before goodwill amortisation and exceptional items £m	Continuing operations goodwill amortisation £m	Continuing operations exceptional items £m	Discontinued operations £m	Total £m
2001:					
Raw materials	1,620	-	-	58	1,678
Employee costs	586	-	16	28	630
Depreciation	159	-	-	5	164
Impairment of fixed assets	-	-	73	-	73
Other operating expenses	596	66	13	20	695
Other operating income	(17)	-	-	-	(17)
	2,944	66	102	111	3,223
2000:					
Raw materials	975	–	–	220	1,195
Employee costs	446	–	10	112	568
Depreciation	124	–	–	21	145
Impairment of fixed assets	–	–	5	–	5
Other operating expenses	496	32	22	76	626
Other operating income	(17)	–	–	–	(17)
	2,024	32	37	429	2,522

	2001 £m	2000 £m
Operating expenses include:		
Research and development	28	25
Hire of plant and machinery	5	5
Other operating lease rentals	26	23
Rental income	(7)	(7)
Share of profits less losses of associates	(10)	(3)

3 Auditors' remuneration

	2001 Audit £m	2001 Taxation services £m	2001 Other services £m	2000 Audit £m	2000 Taxation services £m	2000 Other services £m
Group auditors, Ernst & Young LLP:						
United Kingdom	0.6	-	0.7	0.5	0.1	0.1
Overseas	1.4	0.1	0.2	1.5	–	1.3
Other audit firms, overseas	0.1	0.1	0.3	–	1.6	0.1
	2.1	0.2	1.2	2.0	1.7	1.5

Auditors' remuneration includes £0.2m (2000: £0.2m) for audit services and £0.5m (2000: £0.2m) for other services provided to Rexam PLC. Other services provided mainly relate to disposals.

In addition, £0.2m (2000: £0.5m) was paid to Ernst & Young LLP in respect of due diligence on acquisitions and £nil (2000: £0.2m) was paid to other audit firms in respect of shareholder circulars, taxation and other advice. These amounts have been capitalised in the cost of the investment and are excluded from the above table.

4 Employees

a Average number of employees

	2001 Number	2000 Number
Beverage Packaging	8,700	6,300
Plastic Packaging	12,000	12,200
Consumer Packaging	20,700	18,500
Disposals and businesses for sale	1,600	1,900
Continuing operations	22,300	20,400
Discontinued operations	700	3,400
	23,000	23,800
United Kingdom and Ireland	3,800	3,900
Continental Europe	7,800	7,000
The Americas	6,300	5,300
Rest of the world	4,400	4,200
Continuing operations	22,300	20,400
Discontinued operations	700	3,400
	23,000	23,800

The 2000 analysis of the average number of employees has been restated as described in Accounting Policies "Basis of preparation" on page 68.

b Employee costs

	2001 £m	2000 £m
Wages and salaries	561	497
Social security	69	72
Pensions and other retirement benefits	–	(1)
	630	568

For details of directors' remuneration refer to the Remuneration Report on pages 60 to 66.

c SSAP24 pensions and other retirement benefits

	2001 £m	2000 £m
United Kingdom funded defined benefit pension schemes	(25)	(22)
Overseas funded defined benefit pension schemes	(6)	(1)
Overseas unfunded defined benefit pension schemes	4	4
Defined benefit pension schemes	(27)	(19)
Overseas defined contribution pension schemes	6	7
Other retirement benefits	21	11
	–	(1)
Regular cost of defined benefit pension schemes	25	26
Interest and amortisation of variations	(52)	(45)
Defined benefit pension schemes	(27)	(19)
Regular cost of other retirement benefits	2	1
Interest and amortisation of variations	19	10
Other retirement benefits	21	11

Cash contributions made to defined benefit pension schemes in 2001 amounted to £9m (2000: £9m).

4 **Employees** continued

c SSAP24 pensions and other retirement benefits (continued)

(i) SSAP24 defined benefit pension schemes

The Group operates pension schemes for the majority of its employees worldwide. The principal schemes are in the United Kingdom and the United States and are of the funded defined benefit type whereby pensions are based on employees pensionable remuneration and length of service. The assets of these schemes are kept separate from those of the Group and are assessed with the advice of qualified external actuaries using the projected unit credit method. The regular cost of providing for defined benefit pension schemes is spread over the service lives of employees in the schemes. Variations from regular cost are similarly spread over the expected service lives. There are also a number of European plans where pension costs have been calculated using the projected unit credit method and assumptions consistent with SSAP24. Overall, the future contributions payable by the Group will generally be set at levels that take account of the surpluses that currently exist in the schemes. For the purpose of SSAP24, a summary of the main assumptions used, balance sheet recognition and most recent actuarial valuation dates is set out below.

Assumptions:	UK schemes %	USA schemes %	Other overseas schemes %
Rate of increase in salaries	4.75	5.00	3.25
Rate of increase in pensions in payment	3.25	–	–
Discount rate	6.25	7.50	6.00

Amounts recognised on the balance sheet at 31 December 2001:	UK schemes £m	USA schemes £m	Other overseas schemes £m	Total £m
Pension asset	178	187	–	365
Pension provisions	–	(43)	(43)	(86)
Fixed asset investments	–	28	–	28
Gross amount	178	172	(43)	307
Deferred taxation	(53)	(60)	13	(100)
Net amount	125	112	(30)	207

Most recent full actuarial valuation dates:		
Rexam Pension Plan	6.4.2000	
Nacanco 1998 Pension Plan	1.8.2000	
Rexam USA schemes		1.1.2000
ANC USA schemes		1.8.2000

(ii) SSAP24 other retirement benefits

Certain current and former employees in the United States are provided with other retirement benefits, principally medical costs and life assurance. The cost of those benefits, assessed with the advice of qualified actuaries, is spread on a basis similar to that used for the defined benefit pension schemes. Liabilities in respect of prior years are being provided for by an increased annual charge over the estimated average remaining service lives of the employees in the respective schemes. For the purpose of SSAP24, a summary of the main assumptions used, balance sheet recognition and most recent actuarial valuation dates is set out below.

Assumptions:	%
Medical inflation	12 reducing to 5
Discount rate	7.50

4 **Employees** continued

c SSAP24 pensions and other retirement benefits (continued)

(ii) SSAP24 other retirement benefits (continued)

Amounts recognised on the balance sheet at 31 December 2001:	£m
Debtors receivable due after more than one year	8
Retirement medical provision	(280)
Gross amount	(272)
Deferred taxation	95
Net amount	(177)

Most recent full actuarial valuation dates:	
Rexam retirement medical schemes	1.1.2000
ANC retirement medical schemes	1.8.2000

d FRS17 pensions and other retirements benefits

(i) FRS17 defined benefit pension schemes

Assumptions:	UK schemes %	USA schemes %	Other overseas schemes %
Rate of increase in salaries	4.00	5.00	3.25
Rate of increase in pensions	3.25	–	2.00
Discount rate	5.80	7.25	6.00
Inflation	2.50	3.00	2.00
Long term expected rate of return on equities at 31 December 2001	8.00	9.10	8.00
Long term expected rate of return on bonds at 31 December 2001	5.00	5.60	5.25

Pension scheme values at 31 December 2001:	UK schemes £m	USA schemes £m	Other overseas schemes £m	Total £m
Market value of equities	869	211	15	1,095
Market value of bonds	206	1,116	18	1,340
Cash	5	1	1	7
Total market value of assets	1,080	1,328	34	2,442
Present value of scheme liabilities	(989)	(1,288)	(71)	(2,348)
Surplus/(deficit) in schemes	91	40	(37)	94
Deferred taxation	(27)	(14)	11	(30)
Net pension asset/(liability)	64	26	(26)	64

Pension scheme values at 31 December 2001 analysed by type of scheme:	Funded defined benefit schemes £m	Other schemes £m	Total £m
Market value of assets	2,414	28	2,442
Present value of scheme liabilities	(2,275)	(73)	(2,348)
Surplus/(deficit) in schemes	139	(45)	94

4 **Employees** continued

d FRS17 pensions and other retirements benefits (continued)

(ii) FRS17 other retirement benefits

Assumptions:	%
Medical inflation	12 reducing to 5
Discount rate	7.25
Inflation	3.00

Other retirement benefit values at 31 December 2001:	£m
Total market value of assets	8
Present value of liabilities	(261)
Gross other retirement benefits liability	(253)
Deferred taxation	89
Net other retirement benefits liability	(164)

(iii) Group profit and loss reserve at 31 December 2001 under FRS17

	£m
Group profit and loss reserve (Note 22)	(174)
SSAP24 defined benefit pension schemes net asset	(207)
SSAP24 other retirement benefits net liability	177
Group profit and loss reserve excluding SSAP24 retirement benefits	(204)
FRS17 defined benefit pension schemes net asset	64
FRS17 other retirement benefits net liability	(164)
Group profit and loss reserve under FRS17	(304)

5 **Exceptional items**

	2001 £m	2000 £m
Exceptional items included in operating profit - continuing operations:		
ANC acquisition and integration costs	(8)	(22)
Reorganisation costs	(21)	(10)
Fixed assets impaired (see below)	(73)	(5)
Exceptional items included in operating profit	(102)	(37)

	Impairment tangible fixed assets £m	Impairment fixed asset investments £m	Impairment fixed assets total £m	Remaining net book value £m
2001:				
Beverage Packaging: furnaces and glass making equipment	(2)	-	(2)	-
Plastic Packaging: moulding and converting equipment	(8)	-	(8)	3
Image Products: coating equipment and buildings	(61)	(2)	(63)	1
	(71)	(2)	(73)	4
2000:				
Plastic Packaging: moulding and converting equipment	(5)	–	(5)	10

The remaining net book value at 31 December, which was assessed in accordance with FRS11 "Impairment of fixed asssets and goodwill", is based upon net realisable value.

5 Exceptional items continued

	2001 £m	2000 £m
Disposal of businesses:		
Profit before attributable goodwill	330	36
Attributable capitalised goodwill written off	(32)	(8)
Attributable goodwill in reserves written off	(118)	(92)
	180	(64)
Continuing operations	(7)	5
Discontinued operations	187	(69)
	180	(64)

6 Interest

	2001 £m	2000 £m
Interest payable:		
Loan capital with banks	119	93
Loan capital with other financial institutions	1	4
Bank overdrafts	8	5
Finance leases	4	1
Amortisation of financing fees	2	1
Share of interest of associates	1	1
	135	105
Interest receivable	(20)	(29)
	115	76
Exceptional items	-	13
	115	89

Interest payable on loan capital with other financial institutions relates to interest on the United States industrial revenue bonds and on the 9.44% United States dollar senior notes. Exceptional interest in 2000 of £13m relates to financing fees for bank facilities in respect of ANC acquisition.

7 Taxation on ordinary activities

	2001 £m	2000 £m
United Kingdom:		
Corporation tax at 30% (2000: 30%) on income for the year	34	–
Adjustments in respect of prior years	(4)	(5)
Double taxation relief	(29)	–
	1	(5)
Overseas:		
Overseas taxation on income for the year	56	44
Share of taxation of associates	2	–
Adjustments in respect of prior years	2	(3)
	60	41
Deferred taxation	5	11
	66	47
Operations before exceptional items	66	61
Exceptional taxation	-	(14)
	66	47
Exceptional taxation:		
Disposals of businesses – discontinued operations	4	(2)
Reorganisation costs – continuing operations	(4)	–
Adjustment with respect to deferred taxation on retirement benefits – continuing operations	-	(12)
	-	(14)

8 Ordinary dividends on equity shares

	2001 £m	2000 £m
2001 proposed final dividend of 9.2p payable 5 June 2002	39	–
2001 interim dividend of 6.7p paid 5 November 2001	26	–
2000 final dividend of 8.7p paid 3 July 2001	–	34
2000 interim dividend of 6.4p paid 6 November 2000	–	25
	65	59

9 Earnings per ordinary share

	2001 Basic pence	2001 Diluted pence	2000 Basic pence	2000 Diluted pence
Earnings per ordinary share:				
Before goodwill amortisation and exceptional items	36.6	35.3	33.9	33.0
Including goodwill amortisation and exceptional items*	39.4	37.9	1.3	1.3

	2001 Basic £m	2001 Dilution on conversion of preference shares £m	2001 Diluted £m	2000 Basic £m	2000 Dilution on conversion of preference shares £m	2000 Diluted* £m
Earnings:						
Profit attributable to ordinary shareholders before goodwill amortisation and exceptional items	144	5	149	133	5	138
Goodwill amortisation	(67)	–	(67)	(33)	–	(33)
Exceptional items	78	–	78	(95)	–	(95)
Profit attributable to ordinary shareholders	155	5	160	5	5	10

	2001 Number millions	2000 Number millions
Average number of shares:		
Average number of shares in issue for the year	393.1	392.9
Dilution on conversion of preference shares*	24.4	24.4
Dilution on exercise of outstanding share options*	4.6	1.5
On a diluted basis	422.1	418.8
Number of shares in issue at 31 December	430.5	396.4

* There was no dilution in 2000 arising from the conversion of preference shares or the exercise of outstanding share options.

Earnings per share before goodwill amortisation and exceptional items has been shown in addition to that required by FRS14 in order to give a better appreciation of the underlying business results. Share options outstanding at 31 December 2001 are detailed in the Directors' Report on page 55.

10 Intangible fixed assets: goodwill

	Cost £m	Amortisation £m	Net book value £m
Group:			
At 1 January 2001	1,319	(50)	1,269
Currency fluctuations	(11)	2	(9)
Acquisitions (Note 23a)	35	–	35
Disposals	(35)	3	(32)
Amortisation charge for the year (based on 20 years life)	–	(67)	(67)
At 31 December 2001	1,308	(112)	1,196

11 Tangible fixed assets

	Land and buildings £m	Plant, machinery and vehicles £m	Assets under construction £m	Total £m
Group:				
Cost at 1 January 2001	392	1,477	50	1,919
Currency fluctuations	2	–	1	3
Acquisition of businesses	6	(11)	(1)	(6)
Disposal of businesses	(53)	(206)	(2)	(261)
Additions	11	108	56	175
Disposals	(10)	(40)	–	(50)
Transfer to surplus properties	(17)	(1)	–	(18)
Transfer from stocks	–	7	–	7
Reclassifications	8	52	(60)	–
Other adjustments	3	4	–	7
At 31 December 2001	**342**	**1,390**	**44**	**1,776**
Depreciation at 1 January 2001	54	557	–	611
Currency fluctuations	–	(2)	–	(2)
Charge for the year	12	152	–	164
Impairment	13	58	–	71
Disposal of businesses	(16)	(123)	–	(139)
Disposals	(3)	(34)	–	(37)
Transfer to surplus properties	(9)	(1)	–	(10)
Reclassifications	(1)	1	–	–
At 31 December 2001	**50**	**608**	**–**	**658**
Net book value at 31 December 2001	**292**	**782**	**44**	**1,118**
Net book value at 31 December 2000	338	920	50	1,308

The net book value of land and buildings comprises freeholds of £276m (2000: £319m) and long term leaseholds of £16m (2000: £19m). Freehold land and buildings includes land of £47m (2000: £68m) which is not depreciated. Interest capitalised included in the net book value of tangible fixed assets is £1m (2000: £2m). The net book value of plant and machinery includes £35m (2000: £41m) of finance leased assets. Depreciation charged on finance leased assets was £5m (2000: £2m).

	Plant, machinery and vehicles cost £m	Plant, machinery and vehicles depreciation £m	Net book value £m
Rexam PLC:			
At 1 January 2001	4	(2)	2
Additions	3	–	3
Charge for the year	–	(1)	(1)
At 31 December 2001	**7**	**(3)**	**4**

12 Fixed asset investments

	Associated undertakings £m	Rexam PLC shares £m	Unlisted overseas £m	Total £m
Group:				
At 1 January 2001	58	13	38	109
Currency fluctuations	(1)	–	2	1
Acquisition of businesses	(3)	–	–	(3)
Additions	–	–	7	7
Disposals	(29)	–	–	(29)
Retained profit	5	–	–	5
Impairment	–	–	(2)	(2)
Transfers	–	–	(12)	(12)
At 31 December 2001	**30**	**13**	**33**	**76**

Rexam PLC shares comprise 5,453,444 ordinary shares of 64 $\frac{2}{7}$p each (2000: 5,453,444), acquired at an average cost of £2.45 per share (2000: £2.45), held by the Rexam Employee Share Trust established to satisfy the requirements of the Rexam PLC Long Term Incentive Scheme. The purchases were funded by a combination of cash contributions from participating companies and interest free loans from Rexam PLC. Dividends receivable during the year on the shares have been waived. An annual charge is made to the profit and loss account representing an estimate of the proportion of options that will vest to participants. The administrative expenses of the Trust are borne by the Trust. The market value of the shares at 31 December 2001 was £20m (2000: £12m). For further details of the Long Term Incentive Scheme see the Remuneration Report on page 61.

Principal associates	Country of incorporation and principal area of operation	Issued capital	Group share	Nature of business activities
Hanil Can Company Ltd	Korea	1,681,666 shares of 5,000 won each	40%	Consumer packaging
Interprint Ltda	Brazil	4,650,713,100 quotas of reais 0.01 each	50%	Printing
Vitro-American National Can	Mexico	211,344,580 shares of 1 peso each	50%	Consumer packaging

The share of profits less losses of associates is based on unaudited management accounts for the year ended 31 December 2001.

	Subsidiary undertakings shares £m	Subsidiary undertakings loans £m	Total £m
Rexam PLC:			
At 1 January 2001	935	2,590	3,525
Currency fluctuations	–	(44)	(44)
Acquisitions/advances	28	3,289	3,317
Disposals/repayments	(28)	(3,205)	(3,233)
Amounts written off	(203)	(11)	(214)
At 31 December 2001	**732**	**2,619**	**3,351**

12 Fixed asset investments continued

The principal subsidiary undertakings are shown below. Save as indicated with an asterisk, the capital is wholly owned by Rexam PLC. Subsidiary undertakings incorporated in Great Britain are registered in England and Wales.

Subsidiary undertaking	Country of incorporation	Principal area of operation	Identity of capital held	Nature of business activities
Rexam Beverage Can Americas Inc*	United States	Worldwide	Common stock	Consumer packaging
Rexam France SA*	France	France	Ordinary shares	Consumer packaging
Rexam Holdings AB*	Sweden	Continental Europe	Ordinary shares	Consumer packaging
Rexam Inc*	United States	United States	Common stock	Consumer packaging/Coated films and papers
Rexam Overseas Holdings Limited	Great Britain	Great Britain	Ordinary shares	Holding company
Rexam UK Holdings Limited	Great Britain	Great Britain	Ordinary shares	Holding company
TBS Engineering Limited*	Great Britain	Great Britain	Ordinary shares	Battery assembly equipment

13 Stocks

	2001 £m	2000 £m
Group:		
Raw materials, stores and consumables	121	156
Work in progress	21	33
Finished goods	191	219
	333	408

14 Debtors receivable within one year

	Group 2001 £m	Group 2000 £m	Rexam PLC 2001 £m	Rexam PLC 2000 £m
Trade debtors subject to securitisation	54	–	–	–
Less: proceeds from securitised debtors	(21)	–	–	–
	33	–	–	–
Other trade debtors	295	412	1	1
Subsidiary undertakings	–	–	17	122
Other debtors	123	110	27	25
	451	522	45	148

During the year the Group commenced a securitisation programme in respect of trade debtors of certain of its US subsidiaries. Under the terms of the programme, an interest in the ownership of a pool of trade debtors is sold to a securitisation company in exchange for a cash advance. The securitsation company recovers the cash advance, interest charges and programme fees solely from collection of the receivables and returns excess collections to the Group. Further interests in the pool of trade debtors are purchased on a revolving basis to maintain a set level of purchased interests in the debtors in the pool. In the event of any default in payment by a debtor, the securitisation company has recourse only to the remainder of the trade debtors in the pool in which it has an interest. The Group is not obliged and does not intend to support any losses arising from the sold interest in the pool of trade debtors. The securitisation company has agreed in the finance documentation that it can only seek repayment of the cash advance, interest and fees from collections generated by the securitised trade debtors, and cannot seek recourse from the Group in any other form. The Group does not have any option to repurchase the sold trade debtors.

An interest charge of £0.4m and programme fees of £0.1m have been included in the profit and loss account. Any slow payment risk on securitised debtors is not borne by the Group. The securitisation company purchases trade debtors from many other independent US companies and is a major issuer of commercial paper in the US market. It is not owned by, or related to, Rexam PLC or any member of the Group.

15 Debtors receivable after more than one year

	Group 2001 £m	Group 2000 £m	Rexam PLC 2001 £m	Rexam PLC 2000 £m
Pension asset	365	326	168	142
Deferred taxation (Note 19 vi)	7	–	–	–
Other debtors	23	44	–	–
	395	370	168	142

16 Other creditors

	Group 2001 £m	Group 2000 £m	Rexam PLC 2001 £m	Rexam PLC 2000 £m
Amounts falling due within one year:				
Trade creditors	377	332	2	1
Subsidiary undertakings	–	–	224	179
Taxation and social security	59	81	–	–
Deferred consideration	3	1	1	1
Other liabilities	254	298	40	32
Dividends	41	36	41	36
	734	748	308	249
Amounts falling due after more than one year:				
Subsidiary undertakings	–	–	291	469
Taxation	49	–	–	–
Other liabilities	30	33	1	–
	79	33	292	469

17 Borrowings

	Repayment dates	Group 2001 £m	Group 2000 £m	Rexam PLC 2001 £m	Rexam PLC 2000 £m
Secured:					
United States industrial revenue bonds		–	18	–	–
Bank loans	2002-2006	7	9	–	–
		7	27	–	–
Unsecured:					
9.44% United States dollar senior notes		–	17	–	–
Other loans		–	8	–	–
Bank loans:					
Europe	2002-2006	1,321	1,934	1,313	1,910
United States		–	70	–	–
Financing fees for bank facilities		(8)	(10)	(2)	(2)
Currency swaps with banks		–	2	–	2
Loan capital and currency swaps with banks		1,320	2,048	1,311	1,910
Bank overdrafts		61	56	79	40
Capital element of finance leases		59	67	–	–
Total borrowings		1,440	2,171	1,390	1,950
Repayment analysis:					
Amounts falling due after more than one year:					
In more than one year but not more than two years		17	691	–	689
In more than two years but not more than five years		713	1,231	678	1,219
In more than five years		13	85	–	–
		743	2,007	678	1,908
Amounts falling due within one year, or on demand		697	164	712	42
		1,440	2,171	1,390	1,950

17 Borrowings continued

The security given for secured loans is principally land and buildings. The amount of borrowings of the Group not wholly repayable within five years is £13m (2000: £85m). Interest is payable on loan capital wholly repayable within five years at rates varying between 2% and 6%. Currency swaps in 2000 of sterling for United States dollars and euros, hedging foreign currency denominated investments, were entered into and the translation difference between the relevant sterling and currency amounts was included in borrowings. Finance leases due after more than five years are £13m (2000: £67m).

18 Financial risk management

Debtors receivable within one year and other creditors falling due within one year that meet the definition of a financial asset or liability under FRS13, "Derivatives and other financial instruments: disclosures", have been excluded from all disclosures in this note, except 18a the currency balance sheet.

a Currency balance sheet at 31 December 2001

	Total £m	Sterling £m	US dollar £m	Euro/ Scandinavian £m	Other currencies £m
Net assets	2,347	426	878	852	191
Goodwill written off to reserves	522	135	294	91	2
Net assets including goodwill written off to reserves	2,869	561	1,172	943	193
Net borrowings:					
Excluding forward foreign exchange contracts	(1,361)	(116)	(574)	(677)	6
Forward foreign exchange contracts	-	27	41	(21)	(47)
	(1,361)	(89)	(533)	(698)	(41)
Equity excluding goodwill written off to reserves	1,508	472	639	245	152

b Summary of financial assets and liabilities

	2001 £m	2000 £m
Financial assets:		
Cash, money market deposits and marketable securities	79	111
Currency swaps with banks	-	65
Businesses held for resale	-	58
Other debtors receivable after more than one year	23	44
	102	278
Financial liabilities:		
Total borrowings excluding currency swaps with banks	(1,440)	(2,169)
Currency swaps with banks	-	(67)
Other creditors falling due after more than one year	(30)	(33)
Provisions for liabilities and charges	-	(20)
Non equity convertible cumulative preference shares	(89)	(90)
	(1,559)	(2,379)
Net financial liabilities	(1,457)	(2,101)

An explanation of the Group's objectives, policies and strategies for the role of derivatives and the financial instruments in managing and controlling the risks of the Group and its activities can be found in the Operating and Financial Review on pages 52 to 53.

18 **Financial risk management** continued

c Currency exposures at 31 December

There were no significant unhedged transaction exposures in either 2000 or 2001 which gave rise to net currency gains or losses in the profit and loss account.

d Interest rate risk profile

	Total £m	Interest free £m	At floating interest rates £m	At fixed interest rates £m	Weighted average fixed interest rate %	Weighted average period for which rate is fixed Years
Financial assets at 31 December 2001:						
Sterling	**15**	**2**	**13**	**–**	**–**	**–**
US dollar	**57**	**18**	**39**	**–**	**–**	**–**
Euro/Scandinavian	**10**	**2**	**8**	**–**	**–**	**–**
Other currencies	**20**	**1**	**19**	**–**	**–**	**–**
	102	**23**	**79**	**–**	**–**	**–**
Financial liabilities at 31 December 2001:						
Sterling	**(105)**	**(3)**	**(102)**	**–**	**–**	**–**
US dollar	**(594)**	**(22)**	**(259)**	**(313)**	**6.3**	**2.0**
Euro/Scandinavian	**(711)**	**(5)**	**(161)**	**(545)**	**5.0**	**2.9**
Other currencies	**(60)**	**–**	**(60)**	**–**	**–**	**–**
	(1,470)	**(30)**	**(582)**	**(858)**	**5.4**	**2.6**
Non equity convertible cumulative preference shares	**(89)**					
	(1,559)					
Financial assets at 31 December 2000:						
Sterling	102	32	–	70	7.7	1.4
US dollar	85	37	48	–	–	–
Euro/Scandinavian	59	33	26	–	–	–
Other currencies	32	–	32	–	–	–
	278	102	106	70	7.7	1.4
Financial liabilities at 31 December 2000:						
Sterling	(123)	(2)	(121)	–	–	–
US dollar	(1,204)	(42)	(914)	(248)	5.6	2.6
Euro/Scandinavian	(913)	(9)	(333)	(571)	4.9	3.9
Other currencies	(49)	–	(49)	–	–	–
	(2,289)	(53)	(1,417)	(819)	5.1	3.5
Non equity convertible cumulative preference shares	(90)					
	(2,379)					

Floating rate interest is paid on short term borrowings under committed term bank facilities. For the principal facilities the interest rate is determined by reference to LIBOR in the relevant currency and market. For overdrafts used to fund the working capital needs of subsidiary undertakings the interest rate is determined by reference to appropriate local bank rates. Floating interest rates on financial assets and liabilities are determined in the same way. Other debtors receivable after more than one year and other creditors payable after more than one year are interest free. The non equity convertible cumulative preference shares are separately shown since they are financial liabilities on which dividends and not interest were paid, as detailed in Note 21 to the Accounts.

The estimated weighted average period to maturity for interest free financial assets is 1.5 years for sterling (2000: 0.5 years), 3 years for US dollars (2000: 1 year) and 1.5 years for euros (2000: 0.5 years). The amounts for financial liabilities are 2.5 years for sterling (2000: 3.7 years), 3 years for US dollars (2000: 2.4 years) and 3 years for euros (2000: 3.7 years).

18 Financial risk management continued

e Undrawn committed borrowing facilities

	Principal committed facilities £m	Facilities available £m
Remaining term at 31 December 2001:		
In more than three years but not more than four years	**1,220**	**541**
Remaining term at 31 December 2000:		
In more than one year but not more than two years	1,074	383
In more than four years	1,258	40
	2,332	423

Facilities available are that part of the principal committed facilities which was not drawn at 31 December. The Group has additional term loans and facilities available to it on a committed or uncommitted basis. Principal committed facilities comprise a euro 2,000m longer term facility and the remainder of a shorter US$1,600m facility, both arranged in 2000 to refinance the exisiting borrowings of the Group and finance the acquisition of ANC. The remaining £630m of the US$1,600m facility is now a term loan due for repayment in October 2002. Rexam intends to refinance the remaining £630m using a Medium Term Notes programme.

f Maturity profile of financial liabilities at 31 December

	2001 £m	2000 £m
In one year or less, or on demand	**(786)**	(239)
In more than one year but not more than two years	**(28)**	(711)
In more than two years but not more than five years	**(723)**	(1,242)
In more than five years	**(22)**	(187)
	(1,559)	(2,379)

g Fair value of financial assets and liabilities at 31 December

	2001 Book value £m	2001 Fair value £m	2000 Book value £m	2000 Fair value £m
Cash, marketable securities and money market deposits	**79**	**79**	111	111
Businesses held for resale	**-**	**-**	58	58
Other debtors receivable after more than one year	**23**	**23**	44	44
Total borrowings excluding currency swaps with banks	**(1,440)**	**(1,444)**	(2,169)	(2,170)
Net currency swaps with banks	**-**	**-**	(2)	(2)
Other creditors falling due after more than one year	**(30)**	**(30)**	(33)	(33)
Provisions for liabilities and charges	**-**	**-**	(20)	(20)
Non equity convertible cumulative preference shares	**(89)**	**(101)**	(90)	(80)
Interest rate swaps	**-**	**(21)**	–	5
Forward foreign exchange contracts	**-**	**(9)**	–	(8)
Aluminium futures contracts	**-**	**(10)**	–	2
Energy futures contracts	**-**	**(1)**	–	–
	(1,457)	**(1,514)**	(2,101)	(2,093)

Market values have been used to determine the fair values of money market deposits, marketable securities, currency swaps with banks and bank borrowings. The fair value of the non equity convertible cumulative preference shares has been determined by reference to the quoted market price at the close of business on 31 December 2001 (2000: 29 December). The fair values of interest rate swaps and fixed rate loans and leases have been determined by discounting their cash flows at prevailing interest rates. The fair value of forward foreign exchange contracts has been determined by marking those contracts to market against prevailing forward foreign exchange rates. The fair value of aluminium futures contracts has been determined by marking those contracts to market at prevailing forward aluminium prices. The fair value of energy futures contracts has been determined by marking those contracts to market at prevailing forward energy prices.

18 Financial risk management *continued*

h Unrecognised gains and losses on hedges

	Gains £m	Losses £m	Net £m
Unrecognised at 1 January 2001	17	(18)	(1)
Recognised in 2001	(6)	7	1
Arising before 1 January 2001 unrecognised in 2001	11	(11)	–
Unrecognised movement in 2001	(2)	(44)	(46)
Unrecognised at 31 December 2001	**9**	**(55)**	**(46)**
Expected to be recognised in 2002	**6**	**(22)**	**(16)**
Expected to be recognised in 2003 or later	**3**	**(33)**	**(30)**
	9	**(55)**	**(46)**

The Group uses derivatives and other financial instruments as part of its normal operations and financing activities to manage the exposures which arise from the global nature of its operations. The hedges are entered into for varying future periods, and they are recognised in the Accounts when the underlying exposure which they hedge is recognised. The movements and position as at 31 December 2001 on such hedges is set out above and in Note 18g and is a combination of the following: interest rate swaps, forward foreign exchange contracts, aluminium futures contracts, energy futures contracts, finance leases and fixed rate loans.

19 Provisions for liabilities and charges

	Pensions and other retirement benefits (Note i) £m	Long term employee incentive schemes (Note ii) £m	Disposals (Note iii) £m	Environmental compliance (Note iv) £m	Other (Note v) £m	Deferred taxation (Note vi) £m	Total £m
Group:							
At 1 January 2001	372	27	4	37	56	27	523
Currency fluctuations	7	1	–	1	2	–	11
Acquisition of businesses	1	–	–	4	(42)	(38)	(75)
Disposal of businesses	(6)	(23)	–	–	–	(1)	(30)
Provided/(released) in the year	28	13	–	–	(1)	5	45
Utilised	(31)	(4)	–	(4)	(1)	–	(40)
Transfers to working capital	(5)	(3)	–	(4)	(11)	7	(16)
Reclassifications	–	–	(2)	2	–	–	–
At 31 December 2001	**366**	**11**	**2**	**36**	**3**	**–**	**418**

	Disposals £m	Deferred taxation (Note vi) £m	Total £m
Rexam PLC:			
At 1 January 2001	1	47	48
Provided in the year	–	8	8
At 31 December 2001	**1**	**55**	**56**

Notes

i *Pensions and other retirement benefits*

A provision of £86m (2000: £90m) covers the expected cost of various funded and unfunded pension schemes operated throughout the Group. In addition a provision of £280m (2000: £282m) covers other retirement benefits, being medical costs and life assurance, given to certain current and former employees in the United States. These provisions are long term in nature and the timing of their utilisation is unknown.

19 Provisions for liabilities and charges continued

ii Long term employee incentive schemes

The Group operates various long term employee incentive schemes. An amount of £11m (2000: £7m) has been provided for senior executive share option and long term incentive schemes. These provisions are long term, with the timing of their utilisation being dependent on various performance criteria being met.

iii Disposals

The provision relates primarily to product warranty and associated claims in Australia. The amount of the final liability and timing of payment, if any, is dependent upon the outcome of ongoing legal and related proceedings.

iv Environmental compliance

The environmental compliance provision arises principally in the United States and is long term in nature with timing of its utilisation unknown.

v Other

Other provisions include £2m (2000: £2m) relating to onerous property contracts in the United Kingdom and £nil relating to ANC patent infringement litigation (2000: £40m). The timing of the utilisation of other provisions is unknown.

vi Deferred taxation

	Provided 2001 £m	Provided 2000 £m	Full potential (asset)/liability 2001 £m	Full potential liability 2000 £m
Group timing differences:				
Depreciation	12	16	38	47
Pensions and other retirement benefits	5	(3)	5	(3)
Other	(24)	14	(67)	26
Transfer to debtors receivable after more than one year	7	–	–	–
	–	27	(24)	70
Rexam PLC timing differences:				
Depreciation	4	4	4	4
Pensions and other retirement benefits	51	43	51	43
	55	47	55	47

No provision has been made for deferred taxation in respect of earnings which are retained overseas since the taxation payable on remittance to the United Kingdom is not expected to be significant due to the availability of tax credits.

20 Contingent liabilities

	2001 £m	2000 £m
Rexam PLC:		
Guarantees of borrowings of subsidiary undertakings and associates	93	53

The restructuring of the Russian beverage can business in 2000 involved the purchase by the Group of all of its then outstanding bank debt at a discount. The banks retain a right to further payments contingent upon the valuation of the business in the period 2005 to 2009. In the opinion of the directors, based on the current performance of the business, no additional amounts are payable.

In an international group a variety of claims arise from time to time; some have little or no foundation in law or in fact and others cannot be quantified. Provision has been made in these Accounts against those claims which the directors consider are likely to result in significant liabilities.

21 Share capital

a Ordinary equity share capital of Rexam PLC

	Authorised 64 2/7p number	Authorised Total £m	Issued and fully paid 64 2/7p number	Issued and fully paid Total £m
At 1 January 2001	557,490,009	358	396,440,487	255
Issued under placing of shares (see below)	–	–	31,000,000	20
Issued under share option schemes	–	–	3,084,409	1
Conversion of preference shares on 28 February 2001	34,982	1	6,137	1
At 31 December 2001	**557,524,991**	**359**	**430,531,033**	**277**

On 18 December 2001 31,000,000 new ordinary shares were issued under the terms of a placing. These shares were issued as fully paid and rank pari passu in all respects with share capital existing at that date.

b Non equity 7.75p convertible cumulative preference share capital of Rexam PLC

	Authorised 128 4/7p number	Authorised Total £m	Issued and fully paid 128 4/7p number	Issued and fully paid Total £m
At 1 January 2001	69,497,217	90	69,495,046	90
Conversion of preference shares on 28 February 2001	(17,491)	(1)	(17,491)	(1)
At 31 December 2001	**69,479,726**	**89**	**69,477,555**	**89**

The holders of the preference shares have the right to convert their holdings into fully paid ordinary shares on the basis of 17.544p in nominal amount of ordinary shares for every 100p in nominal value of preference shares. Conversion may take place on 28 February in any year until 2015. Any preference shares not converted by 28 February 2015 will automatically be redesignated as 7.75p cumulative preference shares and will be redeemed by Rexam PLC at 100p per share on 31 March 2015. The preference shareholders take priority over the ordinary shareholders in a distribution on the winding up of Rexam PLC to the extent of all outstanding interest and capital monies. The holders of preference shares are entitled to vote at a general meeting of Rexam PLC if a convertible preference dividend has not been paid or the business of the meeting involves the winding up of Rexam PLC or the alteration of the preference shareholders' rights.

22 Equity reserves

	Share premium account £m	Capital redemption reserve £m	Profit and loss reserve £m
Group:			
At 1 January 2001	396	279	(359)
Currency fluctuations	–	–	(23)
Profit and loss account	–	–	90
Goodwill written off on business disposals	–	–	118
Arising on placing of shares	87	–	–
Arising on shares under share option schemes	7	–	–
At 31 December 2001	**490**	**279**	**(174)**

Currency fluctuations charged to reserves in respect of borrowings used to hedge the Group's overseas investments were £19m (2000: £59m).

The amount of goodwill set off against reserves at 31 December 2001 is £522m. This comprises the balance at 1 January 2001 of £631m, increased by currency fluctuations of £9m and reduced by amounts realised on disposals of £118m during the year.

22 Equity reserves continued

	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Profit and loss reserve £m
Rexam PLC:				
At 1 January 2001	396	279	–	81
Profit and loss account	–	–	–	(188)
Unrealised gains	–	–	494	–
Arising on placing of shares	87	–	–	–
Arising on shares under share option schemes	7	–	–	–
At 31 December 2001	490	279	494	(107)

The loss for the financial year dealt with in the Accounts of Rexam PLC is £118m (2000: £16m). Other reserves reflect unrealised gains related to the transfer of investments between subsidiaries. The negative reserve of £107m in Rexam PLC at 31 December 2001 arises principally as a result of a provision of £214m against certain investments in subsidiaries. The directors consider the value of the remaining investments in subsidiaries are considerably more than their book value and, accordingly, the provision does not impact the distributable reserves of Rexam PLC which are a positive £107m at 31 December 2001 (2000: £81m).

23 Acquisitions

a Summary of acquisitions of businesses

All acquisitions have been completed by applying acquisition accounting principles.

	Book value and fair value of net assets for acquisitions made in 2001 £m	Final fair value adjustments relating to ANC (Note 23c) £m	2001 Total £m	2000 Total £m
Tangible fixed assets	19	(25)	(6)	498
Fixed asset investments	–	(3)	(3)	65
Retirement benefits asset	–	–	–	178
Working capital	8	(52)	(44)	178
Current and deferred taxation	–	24	24	(3)
Provisions	–	37	37	(407)
Minority interests	–	–	–	(1)
Securitised receivables	–	–	–	(39)
Cash and overdrafts	–	–	–	73
Loan capital	(14)	–	(14)	(784)
Finance leases	–	–	–	(68)
Fair value of net (liabilities)/assets acquired	13	(19)	(6)	(310)
Consideration	29	–	29	705
Fair value of net liabilities/(assets) acquired	(13)	19	6	310
Goodwill on acquisition	16	19	35	1,015

The total consideration for acquisitions in 2001 was £43m (2000: £1,523m) comprising £29m (2000: £657m) for the purchase of shares and net assets, acquisition costs of £nil (2000: £48m) and £14m (2000: £818m) for net borrowings assumed.

23 Acquisitions continued

b Final fair value table relating to ANC

	Book value of net assets acquired £m	Provisional fair value adjustments in 2000 £m	Provisional fair value of net assets acquired in 2000 £m	Revaluation adjustments in 2001 (Note 23c) £m	Accounting policy adjustments in 2001 (Note 23c) £m	Total final fair value of net assets acquired £m
Intangible fixed assets	680	(680)	–	–	–	–
Tangible fixed assets	508	(11)	497	(25)	–	472
Fixed asset investments	78	(12)	66	(3)	–	63
Pension asset	207	(29)	178	–	–	178
Working capital	164	13	177	(33)	(19)	125
Current and deferred tax	109	(112)	(3)	24	–	21
Provisions	(381)	(26)	(407)	37	–	(370)
Minority interests	(5)	4	(1)	–	–	(1)
Securitised receivables	–	(39)	(39)	–	–	(39)
Cash and overdrafts	73	–	73	–	–	73
Loan capital	(784)	–	(784)	–	–	(784)
Finance leases	(1)	(67)	(68)	–	–	(68)
	648	(959)	(311)	–	(19)	(330)

c Final fair value adjustments in 2001 relating to ANC

	Tangible fixed assets £m	Fixed asset investments £m	Working capital £m	Current and deferred taxation £m	Provisions £m
Revaluation adjustments:					
Physical and valuation review of tangible fixed assets	(23)	–	–	2	–
Disposal of associates	(2)	(2)	–	–	–
Release of provision for doubtful debts	–	–	10	–	–
Settlement of patent infringement litigation	–	–	(25)	–	42
US tax losses	–	–	–	30	–
Divestment plants restated at net realisable value	–	–	(8)	–	–
Provision for environmental liabilities	–	–	–	–	(4)
Other adjustments (net)	–	(1)	(10)	(8)	(1)
	(25)	(3)	(33)	24	37
Accounting policy alignment adjustments:					
Spare parts, computer software and pallets	–	–	(19)	–	–
	(25)	(3)	(52)	24	37

The final fair value adjustments in 2001 relating to ANC have been made to refine provisional valuations determined in 2000, following completion of the fair value appraisal in 2001.

d Cash flows arising from acquisitions

	2001 £m	2000 £m
Cash consideration	24	682
Cash balances acquired	–	(73)
Cash payments for prior year acquisitions	13	1
Net cash outflow	37	610

e Cash flows relating to exceptional activities

Cash flows from operating activities in 2001 include £21m (2000: £16m) with respect to the utilisation of the exceptional operating profit items set up in 2001 and prior years.

24 Disposals

a Summary of disposals of subsidiary undertakings

	2001 £m	2000 £m
Goodwill	146	100
Tangible fixed assets	122	83
Working capital	50	41
Current and deferred taxation	(1)	(1)
Provisions	(29)	–
Cash and overdrafts	17	(2)
Loan capital	(12)	(39)
Net assets disposed	293	182
Cash proceeds	480	120
Deferred proceeds	3	1
Accrued costs	(8)	(1)
Total proceeds	475	120
Gain/(loss) on disposal of subsidiary undertakings	182	(62)
Prior year and other disposals	(2)	(2)
Exceptional items (Note 5)	180	(64)

b Cash flow from disposals of subsidiary undertakings

	2001 £m	2000 £m
Cash proceeds	480	120
(Cash)/bank overdrafts disposed	(17)	2
Cash receipts for prior year disposals	1	2
Cash disposal costs	(6)	(5)
Other cash costs	-	(12)
Net cash inflow	458	107

25 Commitments

	2001 £m	2000 £m
Group:		
Future capital expenditure at 31 December for which contracts have been placed	14	33

	2001 Land and buildings £m	2001 Other £m	2000 Land and buildings £m	2000 Other £m
Group:				
Operating lease rentals payable in 2002 relating to commitments expiring:				
Within one year	2	1	3	2
Between one and five years	4	3	12	4
After five years	15	1	14	–
	21	5	29	6

Produced by Rexam   Designed by Dowell//Stubbs   Photography by Gunnar Nydrén and Rexam   Printed in Sweden by Duro Grafiska



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